Form 20-F
period 2025-06-30
Radiopharm Theranostics Ltd
filed 2025-09-18
CIK 1949257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number 001-41621

Radiopharm Theranostics Limited

(Exact name of Registrant as specified in its charter)

n/a

(translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 3, 62 Lygon Street

Carlton VIC 3053
Australia

(Address of principal executive offices)

Riccardo Canevari, Chief Executive Officer

Level 3, 62 Lygon Street
Carlton VIC 3053
Australia

Phone: +61 3 9824 5254 E-mail: rc@radiopharmtheranostics.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, as represented by American Depositary Shares	RADX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

The number of ordinary shares outstanding as of June 30, 2025 was 2,364,949,502.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

GENERAL INFORMATION

Radiopharm Theranostics Limited was incorporated under the laws of the Commonwealth of Australia in February 2021. Our ordinary shares are listed on the ASX under the symbol “RAD”. We filed a registration statement on Form 20-F with respect to our ordinary shares, as represented by American Depositary Shares, or ADSs, with the U.S. Securities and Exchange Commission, that was declared effective on November 27, 2024. Our ADSs, each of which represents 300 of our ordinary shares, are listed on the Nasdaq Capital Market under the symbol “RADX”. Deutsche Bank Trust Company Americas acts as our depositary and registers and delivers our ADSs. Except where the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our”, “Radiopharm” and the “Company” mean Radiopharm Theranostics Limited and its subsidiaries, unless otherwise indicated.

FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report, all references to “U.S. dollars” or “US$” are to the currency of the United States and all references to “Australian dollars” or “$” or “A$” are to the currency of Australia.

In this Annual Report, “fiscal year” refers to the period between July 1 and June 30 of the following year. For instance, the term “fiscal 2025” refers to our fiscal year ending June 30, 2025.

Statements made in this Annual Report on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report or to any registration statement that we previously filed, you may read the document itself for a complete description of its terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements and these forward-looking statements, include, without limitation, any statements relating to:

●	our product development and business strategy, including the potential size of the markets for our products and future development and/or expansion of our products and therapies in our markets;

●	our current and future research and development activities, including clinical testing and manufacturing and related costs and timing;

●	sufficiency of our cash resources;

●	our ability to commercialize products and generate product revenues;

●	our ability to raise additional funding when needed;

●	any statements concerning anticipated regulatory activities or licensing or collaborative arrangements, including our ability to obtain regulatory clearances;

●	our research and development expenses;

●	our operations and intellectual property risks;

●	our ability to remain compliant with the Australian Securities Exchange (“ASX”) and Nasdaq’s continued listing standards; and

●	any statement of assumptions underlying any of the foregoing.

We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be adversely affected by any of the following risks. As a result, the trading price of our ordinary shares and our American Depositary Shares, or ADSs, could decline and the holders of our ADSs could lose part or all of their investment.

Risks Related to Our Business

●	We have a history of operating losses and may not achieve or maintain profitability in the future.

●	Our research and development activities could be adversely impacted if our sources of funding and revenue are insufficient.

●	We currently have no source of product revenue and may never become profitable.

●	We will require additional financing and may be unable to raise sufficient capital, which could have a material impact on our research and development programs or commercialization of our drug candidates.

●	We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in clinical trials, which could delay or prevent clinical trials and make those trials more expensive to undertake.

●	Any failure to implement our business strategy could negatively impact our business, financial condition and results of operations.

●	Positive results from preclinical studies of our drug candidates ae not necessarily predictive of the results of our planned clinical trials of our drug candidates.

●	Ongoing and future clinical trials of drug candidates may not show sufficient safety and efficacy to obtain requisite regulatory approvals for commercial sale.

●	If we do not obtain the necessary regulatory approvals, we will be unable to commercialize our drug candidates.

●	Even if our drug candidates receive regulatory approval it may still face development and regulatory difficulties that may delay or impair future sales of drug candidates.

●	We have limited manufacturing experience with our drug candidates.

●	To the extent we rely significantly on contractors, we will be exposed to risks related to the business and operational conditions of our contractors.

●	We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

●	Because we rely on third party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

●	Our research and development efforts will be jeopardized if we are unable to retain key management personnel and cultivate key academic and scientific collaborations.

●	We may encounter difficulties in managing our growth, which could negatively impact our operations.

●	Future potential sales of our drug candidates may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

●	We face competition from entities that may develop drug candidates for our target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to ours.

●	If healthcare insurers and other organizations do not pay for our drug candidates or impose limits on reimbursement, our future business may suffer.

●	We could become exposed to product liability claims that could harm our business.

●	The outbreak of a pandemic could adversely impact our business, including our non-clinical studies and clinical trials.

Risks Related to Intellectual Property

●	Our success depends on our ability to protect our intellectual property and out proprietary technology.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our drug candidates such that we could be required to litigate with or obtain licenses from third parties in order to develop or market our drug candidates.

●	Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	We may become involved in lawsuits to protect and defend our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

●	Confidentiality and invention assignment agreements with our employees, advisors and consultants may not adequately prevent disclosure of trade secrets and protect other proprietary information.

●	Intellectual property rights do not address all potential threats to our competitive advantage.

●	We may face difficulties with protecting our intellectual property in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

●	Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates and any future drug candidates.

●	Price controls may be imposed in non-U.S. markets, which may negatively affect our future profitability.

Risks Relating to Ownership of the ADS

●	The trading price of the ADSs may be volatile, and purchasers of the ADSs could incur substantial losses.

●	If we are or become a passive foreign investment company (“PFIC”), then that would subject our U.S. shareholders to adverse tax rules.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	We could become subject to the auditor attestation requirement under the Sarbanes-Oxley Act even if we have little or no revenue, thus imposing significant cost and administrative burden on us.

●	Our issuance of additional ordinary shares in connection with financings, acquisitions, investments, or otherwise will dilute all other ADS holders.

●	As long as we remain subject to the rules of the ASX, we may be unable to conduct certain types of capital raisings without shareholder approval if such capital raising would result in an equity issuance above regulatory thresholds and, consequently, we could be unable to obtain financing sufficient to sustain our business if we are unsuccessful in soliciting requisite shareholder approvals.

●	We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

●	Our ADS holders are not shareholders and do not have shareholder rights.

●	Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders.

●	There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

●	The exclusive jurisdiction and arbitration provided for in the deposit agreement may discourage claims or limit the ability of the ADS holders to bring a claim.

Risks Relating to Our Location In Australia

●	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

●	Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

●	As a foreign private issuer whose ADSs are listed on the Nasdaq Capital Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are subject to lower disclosure requirements under U.S. law compared to a U.S. company.

●	Any loss of our foreign private issuer status in the future could result in significant additional cost.

●	U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this Annual Report.

●	Our quorum requirements to vote at a shareholders meeting and our voting procedures may not protect our shareholders’ interests.

Risks Related to Our Business

We have a history of operating losses and may not achieve or maintain profitability in the future.

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the year ended June 30, 2025, we had a total comprehensive loss of A$37.88 million and negative cash flows from operating activities of approximately A$36.65 million. As of June 30, 2025, we had accumulated losses of A$145.73 million.

We are a clinical-stage radiotherapeutics company that focuses on the development of radiopharmaceutical products for diagnostic and therapeutic uses in areas of high unmet medical need. The success of any product development is uncertain.

We expect to continue to incur losses from operations for the foreseeable future and expect the costs of drug development to increase in the future as more patients are recruited to our clinical trials. In particular, we expect to continue to incur significant losses in the development of our clinical trials and drug candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of our drug candidates, we may experience larger than expected future losses and may never become profitable.

Moreover, there is a substantial risk that we, or our development partners, may not be able to complete the development of our current drug candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

The group’s ongoing viability and ability to continue as a going concern depends on its capacity to meet debts and commitments as they fall due. Based on current budget forecast assumptions, the group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months. In addition, the group has the ability to employ cash management strategies such as delaying or reducing some operating activities and raise further capital subject to maintaining an active listing on the NASDAQ exchange as well as compliance with the group’s obligations under ASX Listing Rule 7.1. The group’s track record of successful capital raises provides confidence in their ability to secure funding if required.

Our research and development activities could be adversely impacted if our sources of funding and revenue are insufficient.

We anticipate that as the costs related to the development of our clinical trials will increase, we will require additional funds to achieve our long-term goals of commercialization and further development of our drug candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, contract manufacturing capacity, potentially develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our research and development activities, thereby harming our business, financial condition and results of operations.

In addition, because of the numerous risks and uncertainties associated with the development of our drug candidates, we are unable to predict the timing or amount of increased research and development costs, or when, or if, we will be able to achieve or maintain profitability. Our costs could significantly increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated. In any case, even if our drug candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of such drug candidates and there can be no guarantee that we will ever generate significant revenues.

We currently have no source of product revenue and may never become profitable.

Our drug candidates have not been approved for commercial sale. We expect it to be several years before they are approved, if ever, and we are able to commence sales of our drug candidates. To date, we have not generated any revenue from the licensing or commercialization of our drug candidates and do not expect to receive revenue from them for a number of years, if ever. We will not be able to generate product revenue unless and until our current drug candidates or any future drug candidates, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements.

We will require additional financing and may be unable to raise sufficient capital, which could have a material impact on our research and development programs or commercialization of our drug candidates.

We have historically devoted most of our financial resources to research and development, including pre-clinical and clinical development activities. To date, we have financed a significant amount of our operations through equity financings. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercializing products that generate significant revenue. Our failure to become and remain profitable would depress the value of our ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

●	continue our research and preclinical and clinical development of our drug candidates;

●	expand the scope of our current proposed clinical studies for our drug candidates;

●	initiate additional preclinical, clinical or other studies for our drug candidates;

●	change or add additional manufacturers or suppliers;

●	seek regulatory and marketing approvals for our drug candidates that successfully complete clinical studies;

●	seek to identify and validate additional drug candidates;

●	acquire or in-license other drug candidates and technologies;

●	maintain, protect and expand our intellectual property portfolio;

●	attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

●	add an internal sales force; and

●	experience any delays or encounter issues with any of the above.

Until our drug candidates become commercially available, we will need to obtain additional funding in connection with the further development of our drug candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms.

Furthermore, any additional equity fundraising in the capital markets may be dilutive for shareholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our ADSs to fall.

If we are unable to secure sufficient capital to fund our operations, then we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market drug candidates that we would otherwise prefer to develop and market ourselves. For example, strategic collaborations could require us to share commercial rights to our drug candidates with third parties in ways that we do not intend currently or on terms that may not be favorable to us. Moreover, we could also be required to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us.

We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in clinical trials, which could delay or prevent clinical trials and make those trials more expensive to undertake.

Identifying and qualifying patients to participate in current and any future clinical trials of our drug candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our drug candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry. Patients could be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

Any failure to implement our business strategy could negatively impact our business, financial condition and results of operations.

The development and commercialization of our drug candidates is subject to many risks, including:

●	additional clinical or pre-clinical trials may be required beyond what we currently expect;

●	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;

●	regulatory authorities may disagree with our proposed design of future clinical trials;

●	regulatory authorities may delay approval of our drug candidates, thus preventing milestone payments from our collaboration partners;

●	regulatory authorities may not accept data generated at our clinical study sites. In particular, we are conducting, and will conduct, some of our clinical trials outside the United States. The clinical data that will be gathered as a result of clinical trials conducted outside the United States may not be accepted by the FDA or other comparable foreign regulatory authorities, which could result in the need to conduct additional trials in the United States or elsewhere;

●	we may be unable to obtain and maintain regulatory approval of our drug candidate in any jurisdiction;

●	the prevalence and severity of any side effects of any drug candidate could delay or prevent commercialization, limit the indications for any approved drug candidate, require the establishment of a risk evaluation and mitigation strategy, or cause an approved drug candidate to be taken off the market;

●	regulatory authorities may identify deficiencies in manufacturing processes;

●	regulatory authorities may change their approval policies or adopt new regulations;

●	the third party manufacturers we expect to depend on to supply or manufacture our drug candidates may not produce adequate supply;

●	we, or our third party manufacturers, may not be able to source or produce current Good Manufacturing Practice (cGMP) materials for the production of our drug candidates;

●	we may not be able to manufacture our drug candidates at a cost or in quantities necessary to make commercially successful products;

●	we may not be able to obtain adequate supply of our drug candidates for our clinical trials;

●	we may experience delays in the commencement of, enrolment of patients in and timing of our clinical trials;

●	we may not be able to demonstrate that our drug candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our drug candidates;

●	we may not be able to maintain a continued acceptable safety profile of our products following approval;

●	we may be unable to establish or maintain collaborations, licensing or other arrangements;

●	the market may not accept our drug candidates;

●	we may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect our profitability;

●	we may experience competition from existing products or new products that may emerge;

●	we and our licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our drug candidates; and

●	we may not be able to obtain and maintain coverage and adequate reimbursement from third party payors.

If any of these risks materialize, we could experience significant delays or an inability to successfully develop and commercialize our drug candidates we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations.

Positive results from preclinical studies of our drug candidates are not necessarily predictive of the results of our planned clinical trials of our drug candidates.

Positive results in preclinical proof of concept and animal studies of our drug candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks can be caused by preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our drug candidates, the development timeline and regulatory approval and commercialization prospects for our drug candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

Ongoing and future clinical trials of drug candidates may not show sufficient safety and efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a drug candidate but rather to test safety and to understand the drug candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the drug candidate involved, as well as other factors. If we suffer any significant delays, quality issues, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our drug candidates or generate revenue and our business may be severely harmed.

If we do not obtain the necessary regulatory approvals, we will be unable to commercialize our drug candidates.

The clinical development, manufacturing, sales and marketing of our drug candidates are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. Additionally, during the review process and prior to approval, the FDA and/or other regulatory bodies may require additional data, including with respect to whether our products have abuse potential, which may delay approval. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or a third party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

Successful results in clinical trials and in the subsequent application for marketing approval are not guaranteed. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from our drug candidates. Even if we receive regulatory approval for any of our drug candidates, our profitability will depend on our ability to generate revenues from their sale or the licensing of our technology.

Even if our drug candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of drug candidates.

Even if we or our licensing partners receive regulatory approval to sell any drug candidates, the relevant regulatory authorities may, nevertheless, impose significant restrictions on their indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates.

We have limited manufacturing experience with our drug candidates.

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacture and manufacturing process development of the company’s drug candidates. Problems with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such may delay clinical trials and commercialization of our drug candidates.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business and operational conditions of our contractors.

We are a small company, with few internal staff and limited facilities. We are and will be required to rely on a variety of contractors to manufacture and transport our drug candidates, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

●	a contractor is unable to retain key staff that have been working on our drug candidates;

●	a contractor is unable to sustain operations due to financial or other business issues;

●	a contractor loses their permits or licenses that may be required to manufacture our drug candidates; or

●	errors, negligence or misconduct that occur within a contractor may adversely affect our business.

We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our drug candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants.

Any partnerships or alliances we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if we sold our products directly, may place the development, sales and marketing of our products outside of our control, may require us to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

●	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the drug candidates;

●	strategic partner/collaborators may experience financial difficulties;

●	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our drug candidates or revenue expectations;

●	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

●	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

●	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing drug candidates.

Because we rely on third party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third party supply and manufacturing partners to manufacture and supply the materials for our research and development and preclinical and clinical study supplies. We do not own manufacturing facilities or supply sources for such materials.

There can be no assurance that our supply of research and development, preclinical and clinical development biologics and other materials will not be limited, interrupted or restricted in certain geographic regions, be of satisfactory quality or continue to be available at acceptable prices. Replacement of a third-party manufacturer could require significant effort, cost and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a drug candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards. In the event that any of our suppliers or manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves or enter into an agreement with another third party, which would be costly and delay any future clinical trials.

Further, if any third-party provider fails to meet its obligations to manufacture our products, or fails to maintain or achieve satisfactory regulatory compliance, the development of such substances and the commercialization of any therapies, if approved, could be stopped, delayed or made commercially unviable, less profitable or may result in enforcement actions against us.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Changes in our senior management can be disruptive to our business and may adversely affect our operations. For example, when we have changes in senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our product development and commercialization activities.

In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our drug candidates may be or become uncompetitive. To remain competitive, we must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology but may not be in a position to do so.

We may encounter difficulties in managing our growth, which could negatively impact our operations.

As we advance our clinical development programs for drug candidates, seek regulatory approval in the United States and elsewhere and increase the number of ongoing product development programs, we anticipate that we will need to increase our product development, scientific and administrative headcount. We will also need to establish commercial capabilities in order to commercialize any drug candidates that may be approved. Such an evolution may impact our strategic focus and our deployment and allocation of resources.

Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems and operational, financial and management controls. We may not be able to implement administrative and operational improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we do not meet these challenges, we may be unable to execute our business strategies and may be forced to expend more resources than anticipated addressing these issues.

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either our business or the acquired businesses.

In addition, in order to continue to meet our obligations as a publicly listed company in both Australia and the United States and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel and systems may not be adequate to support this future growth.

If we are unable to successfully manage our growth and the increased complexity of our operations, our business, financial position, results of operations and prospects may be harmed.

Future potential sales of our drug candidates may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that our drug candidates may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved drug candidates will depend on a variety of factors, including:

●	timing of market introduction, number and clinical profile of competitive products;

●	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our drug candidates;

●	cost-effectiveness compared to existing and new treatments;

●	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third party payers;

●	prevalence and severity of adverse side effects; and

●	other advantages over other treatment methods.

Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend our drug candidates, which would adversely affect our potential revenues and future profitability. Adverse publicity or public perception regarding our drug candidates may negatively influence the success of these therapies.

We face competition from entities that may develop drug candidates for our target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to ours.

The development and commercialization of drug candidates is highly competitive. Multinational pharmaceutical companies and specialized biotechnology companies could develop drug candidates and processes competitive with our drug candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, patients and third party payers, and any new treatments that enter the market.

There may be a significant number of products that are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, drug candidates.

Multinational pharmaceutical companies and specialized biotechnology companies could have significantly greater financial, technical, manufacturing, marketing, sales and supply resources and experience than we have. If we successfully obtain approval for any drug candidate, we could face competition based on many different factors, including the safety and effectiveness of our drug candidates, the ease with which our drug candidates can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these drug candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position.

Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or non-competitive before we recover the expense of developing and commercializing our drug candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

If healthcare insurers and other organizations do not pay for our drug candidates or impose limits on reimbursement, our future business may suffer.

Our drug candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets, the pricing of pharmaceutical products is subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

Successful commercialization of our drug candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our drug candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our drug candidates, then the market acceptance of these drug candidates will be reduced. Cost-control initiatives could decrease the price we might establish for drug candidates, which could result in product revenues lower than anticipated. If the price for our drug candidates decreases, or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our potential revenue and prospects for profitability will suffer.

We could become exposed to product liability claims that could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We rely on a number of third-party researchers and contractors to produce, collect, and analyze data regarding the safety and efficacy of our drug candidates. We also have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analyzed incorrectly.

Notwithstanding our control procedures, we may face product liability exposure related to the testing of our drug candidates in human clinical trials. If any of our drug candidates are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our drug candidates begin. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our drug candidates;

●	injury to our reputation;

●	withdrawal of clinical trial participants;

●	costs of related litigation;

●	substantial monetary awards to patients and others;

●	loss of revenues; and

●	the inability to commercialize drug candidates.

With respect to product liability claims, we could face additional liability beyond insurance limits if testing mistakes were to endanger any human subjects. In addition, if a claim is made against us in conjunction with these research testing activities, the market price of our ADSs may be negatively affected.

The outbreak of a pandemic could adversely impact our business, including our non-clinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks might adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) first surfaced in China and subsequently spread to most countries in the world.

As a result of the COVID-19 outbreak, or similar pandemics, we have and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

●	delays or difficulties in enrolling patients in our clinical trials;

●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

●	delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances at contract research organizations and vendors along their supply chain;

●

increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting a contagious virus, being forced to quarantine, or not wanting to attend hospital visits;

●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

●	interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by national, state or local governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

●	interruption or delays in the operations of the U.S. Food and Drug Administration, the European Medicines Agency, the Australian Therapeutic Goods Administration or other foreign regulatory agencies, which may impact approval timelines;

●	interruption of, or delays in receiving, supplies of our drug candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in our supply chain or distribution vendors’ ability to ship drug candidates; and

●	limitations on employee resources that would otherwise be focused on the conduct of our non-clinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions.

Risks Related to Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technology.

Our success is to a certain degree also dependent on our ability to obtain and maintain patent protection or where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for our drug candidates.

We may be materially adversely affected by our failure or inability to protect our intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our drug candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

Moreover, any of our pending applications may be subject to a third party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Intellectual Property Office in the United Kingdom, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future drug candidates.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States, the European Union, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our drug candidates, such that we could be required to litigate with or obtain licenses from third parties in order to develop or market our drug candidates.

Our commercial success may depend upon our future ability and the ability of our potential collaborators to develop, manufacture, market and sell our drug candidates without infringing valid intellectual property rights of third parties.

If a third-party intellectual property right exists it may require the pursuit of litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or entry into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

Third-party intellectual property right holders, including our competitors, may bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our drug candidate.

If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing any drug candidates we may develop that are held to be infringing, for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe such third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we collaborate with various organizations and academic institutions on the advancement of our technology and drug candidates, we may, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections in our drug candidates.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us. In other cases, we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the United State Patent and Trademark Office and other governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

We may become involved in lawsuits to protect and defend our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property and we may inadvertently infringe the patent or intellectual property of others. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent’s claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could therefore have a material adverse effect on our ability to compete in the marketplace.

Confidentiality and invention assignment agreements with our employees, advisors and consultants may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, advisors and consultants to enter into confidentiality and invention assignment agreements with us. However, current or former employees, advisors and consultants may unintentionally or willfully disclose our confidential information to competitors, and confidentiality and invention assignment agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality and invention assignment agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make products that are similar to ours but that are not covered by our intellectual property rights.

●	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

●	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

●	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license.

●	It is possible that any pending patent applications that we have filed, or will file, will not lead to issued patents.

●	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

●	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

●	Ownership of our patents or patent applications may be challenged by third parties.

●	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

We may face difficulties with protecting our intellectual property in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are, or any of our licensors is, forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position or commercial advantage may be impaired and our business and results of operations may be adversely affected.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates and any future drug candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court in recent years has issued rulings either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in non-U.S. jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce existing patents and patents we may obtain in the future.

Patent reform laws, such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act made a number of significant changes to U.S. patent law. These include provisions that affect the filing and prosecution strategies associated with patent applications, including a change from a “first-to-invent” to a “first-inventor-to-file” patent system, and a change allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and, in particular, the “first-inventor-to-file” provisions, became effective in 2013. The Leahy-Smith Act and its implementation may increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have harm our business, financial condition and results of operations.

Price controls may be imposed in non-U.S. markets, which may negatively affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our drug candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our drug candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues or profitability could be harmed.

Risks Relating to Ownership of the ADSs

The trading price of the ADSs may be volatile, and purchasers of the ADSs could incur substantial losses.

The market prices of our ordinary shares and ADSs historically have been, and we expect our ordinary shares and ADSs will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian-listed ordinary shares and our Nasdaq-listed ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of our securities.

We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ADSs may not be able to sell those ADSs at or above the price paid by such holder for such ADSs. Price declines in our ADSs could result from a variety of factors, including many outside our control. These factors include:

●	the results of pre-clinical testing and clinical trials by us and our competitors;

●	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of our drug candidate;

●	regulatory actions in respect of any of our drug candidates or the products of any of our competitors;

●	announcements of the introduction of new products by us or our competitors;

●	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

●	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

●	developments or litigation concerning patents, licenses and other intellectual property rights;

●	litigation or public concern about the safety of our drug candidates;

●	changes in recommendations or earnings estimates by securities analysts;

●	actual and anticipated fluctuations in our quarterly operating results;

●	deviations in our operating results from the estimates of securities analysts;

●	rumors relating to us or our competitors;

●	additions or departures of key personnel;

●	changes in third party reimbursement policies; and

●	developments concerning current or future strategic alliances or acquisitions.

In addition, volatility and low market price of our ADSs may adversely impact investors’ interest in our securities. A decline in investors’ interest may prompt further volatility and decrease in market price.

If we are or become a passive foreign investment company (“PFIC”), then that would subject our U.S. shareholders to adverse tax rules.

Holders of our ADSs who are U.S. taxpayers will be subject to particular income tax rules if we are a passive foreign investment company, or PFIC. These rules could result in a reduction in the after-tax return to a “U.S. Holder” of our ADSs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

If we are classified as a PFIC in any year that a U.S. Holder owns ADSs, the U.S. Holder will generally continue to be treated as holding ADSs of a PFIC in all subsequent years, notwithstanding that we are not classified as a PFIC in a subsequent year. Dividends received by the U.S. Holder and gains realized from the sale of our ADSs would be taxed as ordinary income and subject to an interest charge. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances. For further information, see Item 10.E – Additional Information – Taxation – U.S. Taxation.

The requirements of being a public company may strain our resources and divert management’s attention.

Upon listing on the Nasdaq Capital Market, we became subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file an annual report on Form 20-F. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

We could become subject to the auditor attestation requirement under the Sarbanes-Oxley Act even if we have little or no revenue, thus imposing significant cost and administrative burden on us.

We currently qualify as an “emerging growth company” and, as a result, are exempt from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal controls over financial reporting. We expect to remain an emerging growth company until the earlier of the last day of our fiscal year following the fifth anniversary of the completion of our first public offering in the United States or, as of the last business day of our most recently completed second fiscal quarter, our aggregate worldwide market value of the voting and non-voting common equity held by our non-affiliates is US$700 million or more. Once we cease to be an emerging growth company and the aggregate worldwide market value of our voting equity held by non-affiliates exceeds US$75 million as of our most recently completed second fiscal quarter, then we will be subject to the auditor attestation requirement in the assessment of the internal controls over financial reporting.

While the U.S. Securities and Exchange Commission (“SEC”) has acknowledged the significant cost of the auditor attestation requirement for small companies and provided an exemption for U.S. “smaller reporting companies” with less than US$100 million in revenue, the SEC has decided not to similarly exempt foreign private issuers (such as Radiopharm) unless they comply with the reporting requirements for U.S. companies, including presenting financial statements in accordance with U.S. generally accepted accounting principles. Given the significant cost and administrative burden resulting from inconsistent reporting obligations under the rules of the SEC and ASX, it may not be feasible for us to comply with the SEC’s reporting requirements for U.S. companies in the event Radiopharm were to cease being an “emerging growth company” and have aggregate worldwide market value of our voting equity held by non-affiliates exceeding US$75 million.

In such event, we could be obligated to incur significant compliance costs (which the SEC estimated to be US$210,000 per annum in 2019) and administrative burden given our limited number of personnel. If such costs were to become too significant, we could reconsider our listing on Nasdaq because, as the SEC has acknowledged, the savings for a small company could be put to more productive use such as developing the company.

Our issuance of additional ordinary shares in connection with financings, acquisitions, investments, or otherwise will dilute all other ADS holders.

In March 2023, we acquired Pharma15 Corporation and, under the terms of the acquisition agreement, we agreed to pay a contingent consideration of US$2.3 million that can be satisfied through the issuance of up to 47,000,000 ordinary shares of Radiopharm without shareholder approval. When we pay the contingent consideration by issuing our ordinary shares, then our shareholders and ADS holders will be diluted.

In March 2025, Radiopharm signed an amendment with Diaprost and Fredax to increase the payment of Milestone Event 4 to US$12,500,000 which US$11,750,000 will be payable in cash and US$750,000 will be payable in shares of Radiopharm. The share payment will result in out shareholders and ADS holders being diluted.

In addition, we may raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. While we will be subject to the constraints of the ASX Listing Rules regarding the percentage of our capital that we are able to issue within a 12-month period (subject to applicable exceptions), any such issuances of additional ordinary shares may cause ADS holders to experience significant dilution of their ownership interests and the per ADS value of our ADSs to decline.

As long as we remain subject to the rules of the ASX, we may be unable to conduct certain types of capital raisings without shareholder approval if such capital raising would result in an equity issuance above regulatory thresholds and, consequently, we could be unable to obtain financing sufficient to sustain our business if we are unsuccessful in soliciting requisite shareholder approvals.

Our ability to access equity capital is limited by ASX Listing Rule 7.1, which provides that a company may not, subject to certain exceptions for certain types of offering (e.g., rights offers) or approval by shareholders, issue or agree to issue during any consecutive 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities in aggregate would exceed 15% of the number of ordinary securities on issue at the commencement of that 12-month period.

Our equity issuances will be limited by ASX Listing Rule 7.1 as long as we continue to be listed on the ASX and this constraint may prevent us from raising the full amount of equity capital needed for operations without prior shareholder approval or structuring the capital raising within one of the exceptions to this limitation such as a rights offer.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars. Any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In addition, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive into Australian dollars for our operations, appreciation of the Australian dollar against the U.S. dollar would have a negative effect on the Australian dollar amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

Our ADS holders are not shareholders and do not have shareholder rights.

Deutsche Bank, as depositary, registers and delivers our American Depositary Shares, or ADSs. Our ADS holders are not treated as shareholders and do not have the rights of shareholders. The depositary is the holder of the shares underlying our ADSs. Holders of our ADSs have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see “Description of Securities” in this Annual Report.

Our shareholders have shareholder rights. Australian law and our constitution govern shareholder rights. For a description of our shareholders’ rights, see “Memorandum and Articles of Association” in this Annual Report. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. According to our Constitution, a resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded under which every ordinary shareholder present in person or by proxy has one vote for every ordinary share held. Under our Constitution, a poll may be demanded by the chairman, at least five members entitled to vote on the resolution; or by members with at least 5% of the votes that may be cast on the resolution on a poll.

Our ADS holders do not have the same voting rights as our shareholders. ADS holders may exercise voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders vote by giving voting instructions to the depositary. Upon receipt of instructions, the depositary will try to vote in accordance with those instructions. Otherwise, ADS holders will not be able to vote unless they withdraw the ordinary shares underlying their ADSs.

If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will learn of ordinary shareholders’ meetings and receive the voting materials in time to instruct the depositary or withdraw the underlying ordinary shares. This means that there is a risk that our ADS holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders.

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary generally requires the depositary to convert foreign currency it receives in respect of deposited securities into U.S. dollars and distribute the U.S. dollars to ADS holders, provided the depositary can do so on a reasonable basis. If it does not convert foreign currency, the depositary may distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs against us or the depositary, including any claim under the U.S. federal securities laws, to the fullest extent permitted by applicable law. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. By agreeing to such provision, investors in the ADSs will not be deemed to have waived Radiopharm’s or the Depositary’s compliance with the U.S. federal securities laws and the rules and regulations thereunder. However, the jury trial waiver provision may limit access to information and lead to other imbalances of resources between Radiopharm and shareholders, and such provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable.

In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the Depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the Depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the Depositary.

If a lawsuit is brought against us and/or the Depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may determine different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

As the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that the waiver would likely continue to apply to purchasers of ADSs in secondary transactions. In addition, we believe that the waiver would likely continue to apply to ADS holders or beneficial owners who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would likely not apply to ADS holders or beneficial owners who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders or beneficial owners who withdraw the ordinary shares represented by the ADSs from the ADS facility. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of ADSs or by us or the Depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The exclusive jurisdiction and arbitration provided for in the deposit agreement may discourage claims or limit the ability of the ADS holders to bring a claim.

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provision of the deposit agreement does not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act in federal courts. In addition, the arbitration provision does not preclude ADS holders from pursuing Securities Act or Exchange Act claims against Radiopharm or the Depositary in state courts.

In addition, any legal suit, action or proceeding, including claims under the Securities Act or the Exchange Act, against or involving Radiopharm or the Depositary that arise out of or are based upon the Deposit Agreement, ownership of the ADSs or the transactions contemplated by the deposit agreement (including any such action or proceeding which may arise under the Securities Act or Exchange Act) may only be instituted by holders of ADSs, including purchasers of ADSs in secondary transactions, in a state or federal court in the City of New York. Holders of ADSs irrevocably waive any objection which they may have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. However, there is uncertainty as to whether a court outside of New York state would enforce such provision of the Deposit Agreement.

Thus, the exclusive jurisdiction and arbitration clauses in the deposit agreement could adversely affect an ADS holder’s ability to file a claim against us or the depositary for any claim connected with the deposit agreement, including claims under the Securities Act and Exchange Act, in particular by increasing the costs of filing such claim or preventing ADS holders from bringing a claim in a favorable venue. However, by agreeing to such jurisdiction and arbitration provisions, investors in the ADSs will not be deemed to have waived Radiopharm’s or the Depositary’s compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Risks Relating to Our Location in Australia

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Radiopharm is incorporated in Australia and is subject to the takeover laws of Australia, including the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six-month period. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

Holders of our ordinary shares or ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

●	that it did not have jurisdiction;

●	that it was not an appropriate forum for such proceedings;

●	that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; and/or

●	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the United States judgments that are obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

As a foreign private issuer whose ADSs are listed on the Nasdaq Capital Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The Nasdaq Marketplace Rules. For instance, we may follow home country practice in Australia with regard to the composition of the board of directors and director nomination process. In addition, we may follow Australian law instead of the Nasdaq Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment of equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the shares or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules that are applicable to U.S. companies.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are subject to lower disclosure requirements under U.S. law compared to a U.S. company.

As a “foreign private issuer” (as defined in the SEC’s rules), we are not subject to all the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies under the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the ASX and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies that file quarterly reports on Form 10-Q.

Any loss of our foreign private issuer status in the future could result in significant additional cost.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer. If we were to cease to be a foreign private issuer, then we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which forms are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we could lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this Annual Report.

Certain members of our senior management and board of directors named in this Annual Report are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant.

The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. As a result, our shareholders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our quorum requirements to vote at a shareholders meeting and our voting procedures may not protect our shareholders’ interests.

Our Constitution provides that the quorum requirement for a shareholders meeting is two shareholders. In addition, our Constitution provides that voting at a shareholders meeting can be made on a show of hands. As a result, all our shareholders might be bound by a vote on a show of hands by only two shareholders. In this case, our Constitution may be unable to effectively protect the interests of our shareholders. In addition, neither the Corporations Act nor the ASX listing rules provide for any protection mechanism against binding decisions made at a shareholders meeting by only two shareholders on a show of hands.

In a show of hands voting at a shareholders meeting, votes can be cast by proxies, where one proxy appointed by a shareholder counts as one vote. However, the provisions of our Constitution may prevent proxies from being counted. Specifically, if a shareholder has appointed two persons as proxies to vote on its behalf, neither proxy may vote on a show of hands. In addition, if the person appointed as proxy has two or more appointments that specify different ways to vote on a resolution, the proxy must not vote on a show of hands. Our Constitution may also prevent a proxy to vote if the proxy is received less than 48 hours before the vote, or less than the period of time before the vote set by the company at its discretion.

We believe the risk of proxies not being counted, and thus being unable to cast their votes, is low because the Australian market practice is to timely request a poll voting at shareholders meeting. In particular, the ASX in its Guidance Note 35 has indicated that, as a matter of proper governance, all resolutions required under the ASX listing rules must be decided by a poll rather than a show of hands. Further, Recommendation 6.4 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th edition) provides that all substantive resolutions should be decided by a poll rather than a show of hands. In this regard, all resolutions at Radiopharm’s most recent annual general meeting were decided by a poll. However, there is a possibility that, in the case of a show of hands voting, proxies representing the majority of the voting ordinary shares may not be counted. Thus, there is a risk that shareholders resolutions are approved only by a minority of the voting ordinary shares outstanding without regard to the interests of the majority of the voting ordinary shares.

Item 4. Information on the Company

A. History and Development of the Company

Our legal name is Radiopharm Theranostics Limited which was incorporated in Australia in February 2021. Our ordinary shares have been listed on the ASX under the symbol “RAD” since November 2021.

In July 2021, we entered into an exclusive license agreement with NanoMab Technologies Limited (“NanoMab”). Under the terms of the agreement, we have the exclusive rights to the technology NanoMab developed, and in particular Anti-HER-2, Anti-TROP-2, Anti-PD-L1 and Anti-PTK7. We have agreed to pay certain upfront license fees and performance-based consideration linked to the achievement of certain value-inflection development milestones and commercial outcomes, as well as net sales-based royalty payments and sublicensing fees.

In July 2021, we entered into an exclusive license agreement with TRIMT GmbH (“TRIMT”). Under the terms of the agreement, we have exclusive rights to the Ga-Trivehexin technology TRIMT developed. We have agreed to pay upfront license fees equivalent to US$10 million in the form of cash and shares, and performance-based consideration linked to the achievement of certain value-inflection development milestones and commercial outcomes, as well as net sales-based royalty payments and sublicensing fees.

In September 2021, we entered into an exclusive license agreement with Diaprost AB (“Diaprost”) and Fredax AB (“Fredax”). Under the terms of the agreement, we have the exclusive rights to the technology Diaprost developed.

In August 2021, we entered into a license agreement for the F-FPIA Imaging Agent with Cancer Research Technology Limited, a company incorporated in the UK. Under the terms of the Agreement, we have the exclusive right to develop and commercialize the F-FPIA imaging Agent in the fields of diagnosis, imaging, prevention and treatment of diseases.

In November 2021, we issued 20,000,000 convertible notes at A$1.00 per note to a number of sophisticated investors. The subscription amounts were intended to satisfy upfront obligations under the current license agreements and to complete an initial public offer in Australia. The convertible notes were converted upon completion of Radiopharm’s initial public offering in Australia in 2021.

In November 2021, our ordinary shares listed on the ASX under the symbol “RAD”.

In June 2022, we entered into an exclusive sublicensing agreement with NeoIndicate, LLC (“NeoIndicate”), a U.S. limited liability company, to a PTPµ-targeted radiopharmaceutical agent, which was developed at Case Western Reserve University (“CWRU”) in Ohio. The sublicensing agreement grants us the rights to develop the PTPµ-targeted agent as an imaging diagnostic and as a targeted radiopharmaceutical theranostic as part of our clinical development pipeline.

In July 2022, Radiopharm Ventures, LLC, was formed in Delaware. Its primary purpose is to develop and commercialize diagnostic and therapeutic antibody-based products using intellectual property licensed from The Board of Regents of The University of Texas System and The University of Texas M.D. Anderson Cancer Center (collectively, “M.D. Anderson”) pursuant to a Technology Commercialization Agreement entered into between MD Anderson and Radiopharm Therapeutics (USA) Inc. (“Radiopharm USA”) in September 2022. Our wholly-owned subsidiary Radiopharm USA owns 75% of the issued units of Radiopharm Ventures and MD Anderson owns 25%. Radiopharm Ventures is currently developing several clinical assets that are in the pre-clinical stage. In June 2023, the original agreement was amended to increase the royalty payments and expand the patent rights licensed. See Item 10.C “Material contracts” for further information.

In March 2023, we acquired Pharma15 Corporation (“Pharma15”), a private US-based company that is developing next-generation therapeutic radiopharmaceuticals for prostate cancer. Pharma15 was founded by radiopharmaceutical scientist Professor David Ulmert and Suzanne Dance. Pharma15 is developing assets that seek to overcome resistance to prostate-specific membrane antigen (PSMA) targeting cancer therapies currently available or in late-stage development. In each case, the technologies are designed to exhibit highly specific targeting of receptors expressed on cancer cells, but not in healthy tissues. This selectivity may further limit toxicity in the new approaches to targeted radiotherapy in prostate cancer.

In June 2024, we entered into an equity agreement with Lantheus Omega, LLC (“Lantheus Omega”), a wholly-owned subsidiary of Lantheus Holdings, Inc. (“Lantheus Holdings”), a leading radiopharmaceutical company. Under the terms of the agreement, Lantheus Omega purchased 149,625,180 ordinary shares for A$7.5 million.

In September 2024, we entered into a Master Service Agreement with AtomVie Global Radiopharma Inc. (“AtomVie”). Under the terms of the agreement, AtomVie will perform services relating to the development and manufacturing of 177Lu-BetaBart, a 177Lutetium-conjugated B7-H3 targeting radioantibody. See Item 10.C “Material contracts” for further information.

In June 2024, we entered into a transfer and development agreement with Lantheus Omega. Under the terms of the transfer and development agreement, we transferred two early pre-clinical assets, specifically the TROP2 and DUNP19 clinical assets, in exchange for a payment of A$3 million. The assignment of the licenses and rights will require Radiopharm to amend the clinical asset arising from the Exclusive License Agreement, July 9, 2021, with NanoMab Technology Limited. See Item 10.C “Material contracts” for further information. Radiopharm completed the assignment of the DUNP19 assets to Lantheus Omega, thus terminating the Exclusive License Agreement, dated March 22, 2022, with The Regents of the University of California.

In October 2024 and December 2024, we entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. Under the contract, Radiopharm will lead the clinical development efforts in Australia while Lantheus covers all the clinical development costs associated with the program. Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives.

In November 2024, our ADSs, each representing 300 ordinary shares, listed on Nasdaq under the symbol “RADX”.

In January 2025, we entered into a Share Subscription Agreement with Lantheus Holdings. Under the terms of the agreement, Lantheus Holdings purchased 133,000,000 ordinary shares for US$5.0 million at A$0.06 per share.

Our registered office is located at Suite 1, Level 3, 62 Lygon Street, Carlton, Victoria 3053, Australia, and our telephone number is +61 3 9824 5254. Our address on the Internet is www.radiopharmtheranostics.com. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference. All information we file with the U.S. Securities and Exchange Commission (“SEC”) is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B. Business Overview

Strategy

We are a research and development company that aims to develop and commercialize platforms of radiopharmaceutical products for both therapeutic and diagnostic applications in precision oncology.

We develop targeted and scientifically validated radiopharmaceutical technologies that are in both pre-clinical and clinical stages of development. These technologies span all size molecules comprising peptides, small molecules and antibodies attached to medical quality radioisotopes. We are pursuing registration and marketing approval for each product and therapy under development in the United States, the European Union, the United Kingdom, China, Japan, Australia and Canada.

To achieve our goals, we intend to:

●	Focus on tumor types that can be considered radiosensitive. There are several tumor types that are considered radiosensitive and that are difficult to detect and treat. We intend to develop theranostic clinical products that enable detection and treatment of solid tumor with high mortality rates that is more effective than what current treatments provide.

●	Expand our licensed platform technologies. We have a pipeline of six licensed platform technologies and a joint venture with MD Anderson in Houston, one of the world’s leading cancer research centers, called “Radiopharm Ventures LLC” which has been created to develop novel radiopharmaceutical products. All of the novel technologies in development focus both on diagnostic and therapeutic product candidates targeting high unmet medical needs. We intend to bring all our molecules to clinical stage and increase the number of clinical trials that we conduct.

●	Partner with nuclear medicine suppliers. We need to obtain a constant supply of therapeutic isotopes that can be used in our clinical trials. We have partnered with nuclear medicine suppliers to obtain access to high-quality isotopes that can be used efficiently in our clinical trials. We intend to maintain our current partnerships and expand the number of our partners to increase and improve our supply of isotopes.

●	Being opportunistic in expanding our clinical assets. We have entered into license agreements with prestigious universities and institutions that have allowed us to exclusively use, globally, novel technology to develop our clinical assets. We intend to maintain the current license agreements in effect and be opportunistic in seeking other opportunities to expand our clinical assets.

●	Advance our investigational product candidates towards approval in the United States and elsewhere. We intend to pursue FDA approval of all our product candidates currently in development. All preclinical and clinical trials are structured to ensure that each program is FDA compliant. We will be pursuing a New Drug Application (“NDA”) with the FDA with respect to each of our product candidates. If the NDA is approved, the product may be marketed in the United States. If an NDA for one of our product candidates is approved in the United States, we plan to pursue marketing approval of our product candidates in other regions including the Europe Union, United Kingdom, China, Japan, Australia and Canada.

●	Enter into strategic partnership and collaborations to develop our product candidates. We have entered into strategic partnerships and collaborations with prestigious universities and institutions to advance our clinical trials and progress their development. We intend to continue to seek partnerships and collaborations in the future to further develop the existing product candidates and explore opportunities for additional product candidates.

●	Maintain a strong intellectual property portfolio. We have developed a global intellectual property strategy to support our commercial objectives. We are monitoring the results of our research and development programs to identify new intellectual property that aligns with those commercial objectives. We intend to take a global approach to our intellectual property strategy and we intend to pursue patent protection in key global markets, including the United States, the European Union, the United Kingdom, China, Japan, Australia, Canada, South Korea and Hong Kong.

Clinical Approach

We are pursuing FDA approval of all our drug candidates currently being developed. We will be working with the FDA to ensure each clinical program is structured to meet regulatory requirements. FDA approval will be sought following the completion of successful Phase III studies. If we receive FDA approval for our drug candidates, we will be able to commercialize our drug candidates in the United States and pursue regulatory approval for the drug to be made available in other jurisdictions, including the European Union, the United Kingdom, China, Japan, Australia and Canada.

Market Opportunity

The combined annual global market size of the indications we are targeting is estimated to be over US$6 billion, which is derived from the total addressable market for the treatment of medical conditions that drug candidates aim to address. Thus, there is significant economic potential to shareholders, as well as benefit to patients suffering from these medical conditions. Currently we do not have any products approved for commercial sale. Before receiving any approvals to commercialize our clinical products from the relevant regulators, we will need to conduct clinical trials according to the rules and regulations of the countries in which we will seek regulatory approvals, including the United States. As there is no certainty on whether we will obtain any regulatory approval in light of the several regulatory steps needed to receive such approvals, we are currently unable to determine what percentage of the addressable global market size we will be able to target with our clinical products.

Nuclear Medicine and Theranostics

Nuclear medicine is a medical specialty that uses radioactive tracers (radiopharmaceuticals) to assess bodily functions and to diagnose and treat diseases, including tumors. Specially designed cameras allow doctors to track the path of these radioactive tracers. In particular, radiation methods are used to provide images of tumors and thus localize them. X-ray, computerized tomography (“CT”) and magnetic resonance imaging (“MRI”) are used to elucidate gross tumor characteristics, including size, shape, and position, and are often used to guide surgery or external beam radiation therapy. To improve resolution of a scan, contrast media may be injected into the patient. More recent developments employ intravenous administration of a radioisotopic tracer which localizes to specific areas or cells, such as tumors. The radiation emanating from the tracers are collected by an external detector such as a gamma camera revealing areas of accumulation. For example, a bone scan (using Technetium-99m, 99mTc) is used to identify bone metastases. However, the radioisotope is absorbed in areas of high bone turnover and, as such, is not specific for metastases with dark spots also resulting from bone healing (e.g. fracture) or infection (e.g. osteomyelitis). Similarly, some metastases may not be detected on a bone scan.

Positron emission tomography (“PET”) and single photon emission computed tomography (“SPECT”) are functional imaging techniques that use radiotracers to visualize and measure changes and staging for many cancers. A variety of different tracers are used but the most common used in PET is fluorodeoxyglucose (“FDG”) which incorporates isotopic fluorine, 18F-FDG is a glucose analog and concentrates in areas of high metabolic activity. Currently, more than 90% of clinical PET studies in cancer in the United States are performed with 18F-FDG. However, FDG is physiologically absorbed in some parts of the human body, such as the brain, heart and urinary tract (it is excreted renally). In addition, false positives may result from infection, inflammation or granulomatous diseases. Thus, due to lack of sensitivity, FDG-PET/CT is not part of the recommended diagnostic methods in prostate, bladder, nor primary breast cancer.

Radiation methods are also used to treat tumors. In particular, X-rays or gamma- (y-) rays are used in treating tumors because they are able to penetrate the tumor in deep tissue regions. However, externally applied X-ray and y-ray radiations penetrate through normal cells to reach the tumor often leading to serious side effects. Another radiation method used to treat tumors is the external beam radiation procedure, which is one of the most widely used treatments for cancer, with approximately 50% of all cancer patients receiving radiation therapy as part of their treatment regimen. The external beam radiation procedure is highly effective in killing cancer cells and contributes towards approximately 40% of curative treatment for cancer. However, despite the successes, only a limited number of sites in the body can be irradiated at any time due to the off-target effects of radiation that can damage normal tissues and not all types of cancers can be treated with external beam radiation, as certain organs or tumor types may be difficult to access with radiation beams. As a result, its use has generally been restricted to treating localized tumors and it is not typically used as a monotherapy to treat patients who have metastatic disease.

A common method used to treat cancer is traditional chemotherapy, which is administered intravenously and releases medical radioisotopes. The radioisotopes target and destroy harmful cells in the body, and their effectiveness varies depending upon the type of radiation they emit and their half-life Over 40 million such nuclear medicine procedures are performed annually with the demand for medical radioisotopes increasing by around 5% each year. However, even if administered locally, traditional chemotherapy is not cancer specific. Thus, the radioisotopes cannot distinguish between tumor tissue and normal tissue. As a result, the radioisotopes released spread and destroy normal cells resulting in unavoidable side effects, such as appetite changes, nausea, vomiting, bowel issues, hair loss, fatigue and skin and nail changes.

Theranostics have the potential to address the shortcomings of traditional nuclear medicine. Theranostics refers to drugs or methods that have the potential to combine both the diagnosis of disease and its treatment, therapeutics. Theranostics in nuclear medicine employs a radioactive compound for diagnostic imaging, target-expression confirmation, and radionuclide therapy. Recently, there has been an increased focus on radiopharmaceuticals that function as theranostics. In particular, progress in antibody and small-molecule design for targeted delivery and the increased availability of radionuclides with potent therapeutic properties have fueled interest in the field of targeted radiotherapy. Research has focused on high linear energy transfer therapies which deliver ablative radioactive doses to cancerous cells over a small range, sparing adjacent non-targeted tissues.

There are two main classes of therapeutic radiopharmaceuticals, which differ based on the types of particles that are emitted, which are β-emitting radioisotopes and ɑ-emitting radioisotopes. Beta emitters kill cancer cells primarily by creating free radicals that damage cellular machinery and cause single-stranded DNA breaks which are potentially repairable by the cell. Alpha particles, in contrast, cause greater physical damage to cancer cells than β particles, including multiple double-stranded DNA breaks, which are highly lethal. Alpha particles are larger and have higher energy transfer rates than β particles. This higher energy transfer rate allows ɑ particles to deposit a greater amount of lethal energy over a short distance of one to two cells, compared to the relatively long distance of up to 12 mm for β particles, allowing particles to limit damage only to cancer cells in close proximity while reducing off-target radiation risk. However, beta emitters have more proven and solid supply chain and already experienced FDA approvals in Prostate cancer and Neuro Endocrine Tumors.

Radiopharmaceuticals also differ based on the technology that supports them and their effect and degree of penetration on tumor cells. There are certain radiopharmaceuticals that act on specific molecular targets associated with cancer. These include the larger “designer” antibodies, termed mAb, that identify surface markers which are more common on cancers than normal cells, or proteins which are altered or mutant on cancer. In particular, mAb may be used either alone to destroy cancer cells or as carriers of other substances used either for treatment or diagnostic purposes. For example, chemotherapeutic agents or radioactive substances can be attached to mAbs to deliver high concentrations of these toxic substances directly to the tumor cells, the cancer being destroyed by the agent, not the mAb. These targeted, or “silver bullet”, approaches may be less toxic and produce better results than conventional chemotherapy or external beam radiation therapy because they reduce the delivery of harmful agents to normal tissues.

However, while mAb are more effective than traditional chemotherapy for targeting tumors, there are shortcomings. In particular, their use in molecular imaging and therapeutics is often impaired by their size resulting in long residence times in the body, associated with slow and low tumor uptake and with limited tumor penetration potential. Thus, we intend to develop theranostic radiopharmaceuticals that can provide a more effective diagnosis and treatment of the tumors our clinical products target.

The PSA-mAb technology is based on a highly selective novel human mAb (PSA-mAb) that identifies prostate specific antigen (“PSA”) in prostate cancer. Their use in molecular therapeutics is not impaired by their size, which is less likely to result in long residence times in the body and slow and low tumor absorption and thus limited penetration. We intend to develop a novel human mAb that is addressing a new target (KLK3) in the prostate cancer cell, with the potential to deliver a more effective treatment compared to currently available radiopharmaceuticals.

Nanobodies provide an advantage over mAb in that nanobodies can be radiolabeled with short-lived radioisotopes and provide high contrast images within a few hours after injection, allowing early diagnosis and reduced radiation exposure of patients. In therapy, the small radioactively labelled nanobodies show high specificity and a balanced pharmacodynamic profile.

Pivalate and Trivehexin (Avβ6-Integrin) are small molecules compared to antibodies and consequently may be expected to penetrate a tumor mass. FPIA is recruited by cells as part of a cancer-relevant biochemical pathway with the consequence that the labelled fluorine moiety in 18F-FPIA is absorbed into tumorous cells. We believe Pivalate has the unique advantage of crossing the blood brain barrier, ending up with significant uptake in the tumor lesions. Trivehexin is designed to bind to a unique cancer antigen called AvB6. This target is significantly different for integrins studied for many years that are mainly targeting AvB3 and AvB5.

PTPµ (PTPmu) targeted agent is a highly specific, targeted agent for the detection, imaging and treatment of tumors. When combined with low level radiation, the PTPµ-targeted agent functions as a highly specific Positron Emission Tomography (PET) imaging agent. When combined with high energy radiation, the PTPµ-targeted agent works as a radiopharmaceutical theranostic to destroy tumors. The PTPµ-targeted agent labels invading tumor cells far away from the main tumor mass, achieving specific recognition of the full extent of an invasive tumor. It also recognizes this fragment in multiple tumor types including brain tumors and gynecological cancers. The potential advantages compared to other molecules resides in the fact that the target (PTPu Ex) is present only on the tumor cells and not in the healthy tissue, potentially supporting the development of a more targeted therapy.

In addition, “Radiopharm Ventures LLC”, a joint venture with MD Anderson, has been created to develop novel radiopharmaceutical products based on MD Anderson intellectual property.

We are developing theranostic radiopharmaceuticals based on six licensed platform technologies to target several indications of solid tumors. The clinical trials we intend to undertake are based upon novel licensed technology that aims to target cancer cells with innovative mechanisms of action (MoAs) and pathways.

Our Licensed Platform Technologies

Nano-mAbs

Nano-mAbs is a novel radiopharmaceutical platform invented by Dr Hong Hoi Ting. Nano-mAbs are made using genetically engineered camelid derived single domain antibodies (sdAb) that can be labelled with radioisotopes in order to diagnose and treat specific cancers expressing HER-2, PD-L1 and PTK7 receptors.

Members of the Camelidae (including camels and llamas) produce, in addition to conventional antibodies, a unique type of antibody that lacks the structural feature known as light chains. The variable antigen-binding domains derived from these antibodies have been named “nanobodies” by one developer. Camelid sdAb demonstrate high specificity and affinity, when properly selected, and are more stable than conventional antibodies. Furthermore, their toxicity and immunogenicity are both low. They are easy to produce and their modularity makes them amenable for the generation of multivalent complexes. Due to their relatively small molecular weight ((-15 kDa) and lower complexity compared to mAb (-150 kDa) and antibody fragments, sdAb/nanobodies exhibit better pharmacokinetics for non-invasive targeted imaging. In addition, their properties such as shorter circulation times, deeper tumor penetration and high specificity to the target make them preferable.

We decided to prioritize the development of therapeutic clinical assets (such as RAD202) over diagnostic clinical assets (such as RAD201). RAD202 targets HER2 breast and gastric cancer. The Phase I of RAD202 has started in the second half of 2024 in Australia, to enroll 21 patients and is anticipated to complete in the first half of 2026. We received Ethics Committee approval in Australia to start Phase I of RAD202 in the fourth quarter of 2024. The Phase II of RAD202 is expected to start in the United States in the second half of 2026, to enroll 50 patients and to complete by the second half of 2027. We will seek Investigational New Drug (“IND”) approval from the FDA to start a Phase II trial with RAD202 after completion of Phase I.

In addition, in October 2023, we received Ethics Committee approval in Australia to start a Phase I trial for RAD204. RAD204 targets non-small cell lung cancer. In July 2024, the first patient in Phase I was dosed in Australia. We expect to recruit 27 patients for Phase I in Australia of RAD204 and to complete it by the second half calendar 2026 . We will seek IND approval from the FDA to start a Phase II trial with RAD204 after completion of Phase I. We also expect to start Phase II for RAD204 by 2027 in the United States, to recruit 50 patients and to complete Phase II by end of 2027.

Pivalate

Pivalate is a small molecule 18F-FPIA radiotracer and is the invention of Professor Eric Aboagye of Imperial College London (“ICL”). Pivalate was developed for the detection, characterization and progression monitoring of glioblastoma and brain metastases using the novel agent, Fluoropivalate (FPIA), tagged with the radioisotope Fluorine-18 (18F-FPIA) for imaging and potentially I-131 or At-211 for therapeutic use.

The technology is based on a short chain carbohydrate which utilizes the early steps of fatty acid oxidation and is very stable. Phase I diagnostic trial in high- and low-grade glioma is complete. The clinical trials were performed at ICL, after the investigator received Ethics Committee approval. Recent Phase IIa interim diagnostic results in Brain Metastases patients at ICL, showed high uptake regardless of origin of primary tumor. This indicates that Pivalate has the potential to detect and monitor cerebral metastases. Patients without previous external beam radiation showed higher tumor uptake of the radiotracer, while previously treated patients show a trend towards lower uptake of the radiotracer. There were no adverse safety events, confirming the Phase I result.

18F-FPIA essentially targets fatty acid synthetase, selectively overexpressed by tumors, but not by normal brain cells. Tumor cells have evolved unique biochemical pathways for de novo fatty acid synthesis aimed at preventing excessive oxidative stress, an outcome of which is cell death, and maintaining favorable cellular composition for membrane formation and proliferation. Part of this process is the uptake of short chain carboxylates by cells, such as acetate and propionate. Non-naturally occurring pivalate is retained in this process and the ICL researchers have shown that the analogue fluoropivalate (using 18F-FPIA) is imported into and retained by tumor cells. High tumor uptake of 18F-FPIA has been demonstrated in murine and human tumor xenografts (tumors implanted into mice) of the breast, brain, and prostate. In July 2024, we received the IND approval from the FDA to conduct a Phase IIb for RAD101 in the United States. RAD101 targets brain metastases.

Phase IIb is expected to enroll 30 patients in the United States and is expected to complete by the first quarter of 2026. Phase III is planned to be conducted in the United States by enrolling 150 patients with a start date expected in in the second half of 2026 and is expected to complete by the end of 2027. RAD102 is in an early preliminary stage and we thus do not plan to submit an IND application with the FDA until we have gathered more preclinical data. RAD102 targets brain tumors.

Avβ6-Integrin (Trivehexin)

Avβ6 is the invention of internationally regarded integrin expert Professor Johannes Notni, formerly at the Technical University of Munich and now senior executive at TRIMT. Avβ6-integrin is an antigen over-expressed in tumors such as pancreatic carcinoma, head-and-neck cancer, and certain lung cancers, as well as in fibrotic tissues. Avβ6 is a strong selective ligand for a cell surface protein called avβ6-integrin. As such, it can accumulate in tissue areas characterized by high avβ6-integrin levels.

Avβ6 aims to allow early detection of the above-mentioned conditions by PET imaging. A diagnostic compassionate use study in ongoing in Germany in pancreatic and head & neck cancer with 66 patients to date. Trivehexin received IND approval from the FDA in October 2023. A Phase I diagnostic trial started in February 2024 in the United States for RAD301 and is intended to recruit 9 patients. RAD301 targets pancreatic cancer. We expect to start a Phase II for RAD301 in the United States by first half of 2026, to recruit 30 patients and to complete by first half of 2027.

Trivehexin is a novel molecule developed specifically for the proposed applications of imaging and diagnosis. The inventors designed the molecule on the belief that trimerization should result in elevated target-specific uptake and prolonged retention. 13 PET kinetics in limited human studies show rapid target specific (tumor) uptake, where it remains stable for 80 minutes or more, and fast clearance from non-target tissue (blood and muscle).

Avβ6-integrin is exclusively expressed on epithelial cells and overexpressed by carcinomas including Pancreatic ductal adenocarcinoma (“PDAC”), squamous cell carcinoma, gastric, colon, ovarian and lung (specifically NSCLC). It is commonly associated with invasive tumors. Avβ6-integrin is also involved in the development of fibrosis, for example interstitial pulmonary fibrosis and this may be an area of interest for RAD at some future point. Avβ6-integrin is completely absent in the normal pancreatic tissue according to immunohistochemistry but overexpressed in almost 90% of all PDAC.

In addition to the Imaging use of Trivehexin (RAD 301), RAD is developing the therapeutic version with Lu177 (RAD 302). RAD 302 is in preclinical stage. Tox study has been completed the Phase I clinical trial is expected to start in the United States in 2026. RAD302 targets pancreatic cancer and head-neck and lung cancer.

PSA-mAb

PSA-mAb is the invention of Professor David Ulmert of UCLA. PSA-mAb is a humanized monoclonal antibody, capable of targeting free human prostate kallikrien (or prostate specific antigen (PSA)) in prostate cancer cells. The antibody platform aims to provide a theranostic approach for prostate cancer. Attachment to Tb161 results in potentially curative treatment by sustained tumor regression and a significant increase in median survival time. PSA-mAb is at pre-clinical stage. A Phase I therapeutic trial in Australia with RAD402, is anticipated to start after Ethics Committee approval that we expect to request by the end of 2025. RAD402 targets prostate cancer.

PSA is a 33 kD6 protein synthesized in the epithelial cells of the prostate gland. It is an enzyme or protease that belongs to the subgroup of kallikreins and has a function in facilitating sperm motility. PSA is present in small quantities in the serum of men with healthy prostates and is often elevated in the presence of prostate cancer, albeit it is not uniquely an indicator of prostate cancer as it may also be elevated in the non-cancerous conditions of prostatitis or benign prostatic hyperplasia.

PTPµ (PTPmu)

PTPµ (PTPmu) is a peptide molecule biomarker, invented by Dr Susann Brady-Kalnay at Case Western Reserve University in Ohio. This molecule is highly specific targeting agent for the detection, imaging and treatment of tumors. When combined with low level radiation, the PTPµ biomarker functions as a highly specific PET imaging agent. When combined with high energy radiation, the PTPµ biomarker works as a radiopharmaceutical theranostic to destroy tumors. In therapeutic mode, the biomarker labels tumor cells far away from the main tumor mass, achieving specific recognition of the full extent of an invasive tumor. The biomarker recognizes PTPµ in multiple tumor types including brain and gynecological tumors. Currently in pre-clinical stage, initial trial activity will focus on glioblastoma. Our assets RAD601 and RAD602 are currently in the pre-clinical state.

Radiopharm Ventures LLC

Radiopharm Ventures will initially focus on developing at least four therapeutic products. The first potential therapeutic candidate is a humanized immunoglobulin G (IgG) antibody, also known as B7H3 mAb, against tumor-specific antigen B7-H3, also known as CD276, which is highly expressed in several common tumors but not in healthy cells. B7H3 mAb is intended to be developed as a therapeutic assets targeting multiple solid tumors such as prostate, lung, hepatocellular, carcinoma, pancreatic, colorectal, head and neck and breast tumors. The pre-clinical studies conducted suggest the candidate antibody is effective in eliminating resistant colorectal cancers in lab models. Radiopharm Ventures received IND approval in July 2025 and plans to initiate a Phase I clinical trial in the United States by the end of 2025.

In addition, Radiopharm Ventures intends to develop three additional clinical assets that target multiple solid tumors. These additional assets are intended to be developed as therapeutic assets. Radiopharm Ventures is currently developing the pre-clinical study protocols to determine the clinical targets of these additional assets.

Our Drug Candidates

RAD101 (Pivalate Brain Metastasis Diagnostic) and RAD102 (Pivalate Therapeutic)

We believe Pivalate will prove useful for the detection of glioblastoma and brain metastases, with potential for characterizing the grade of the disease and for monitoring progression and treatment related changes. The compound, fluoropivalate (FPIA) in which the fluorine moiety has been substituted by the isotopic form, 18F, as 18F-fluoropivalate or 18F-FPIA (or 3-18F-fluoro-2,2- dimethylpropionic acid), can be used for the imaging of tumors which have a high fatty acid turnover and/or are hypoxic or for which the commonly used 18F-FDG imaging agent is sub-optimal. 18F-FPIA attempts to overcome the limitations of currently available technologies such as PET, FDG and MRI, due to their necrotic, inflammatory and high sugar uptake confounding factors.

The ICL investigators believe that FPIA uptake will be higher in high-grade or fast-growing gliomas compared to less serious lower grade gliomas, because high-grade tumors have greater fatty acid oxidation as a result of biochemical processes aimed at overcoming oxidative stress.

The utility of 18F-FPIA as an imaging agent has been evidenced in animal models of disease and it has been well-tolerated with no off-target tissue absorption in a human study. Low levels of accumulation in excretory organs are likely to be inconsequential, but may rule out use in liver, bladder and kidney cancers and may confound attempts to image prostate cancer.

The primary endpoint of RAD101 Phase I was safety and biodistribution. There was no secondary endpoint. In the Phase I diagnostic trial of 18F-FPIA (RAD101) in high- and low-grade glioma, no adverse effects were recorded and tissue uptake, other than in the liver and kidneys, was low in 24 healthy volunteers.

In October 2022, the interim data of RAD101 Phase IIa imaging trial in 17 brain metastases from different primary tumors, were presented at the 34th Joint Meeting of the European Organization for Research and Treatment of Cancer (EORTC)/American Association for Cancer Research (AACR) / US National Cancer Institute (NCI) symposium in Barcelona. The trial analyzed whether RAD101 uptake is higher over background in cerebral metastases and whether Stereotactic Radiosurgery (SRS) impacts RAD101 uptake at early time points (4-8 weeks) when changes in imaging outcome can influence future patient management. There were two cohorts of patients, 11 treatment naïve and 6 SRS treated (4-8 weeks post treatment). The primary endpoint was biodistribution of 18F-FPIA with different primary tumors. Tumor-to-background ratio was lower in the cohort that received radiotherapy 2.92 ± 0.26 (p = 0.074) and comparatively, dynamic contrast enhanced (DCE)-Kep - symmetric exchange rate of MRI contrast agent across the capillary wall - was markedly lower in the same group. The results showed statistical significance due to a high uptake regardless of origin of primary tumor, indicating RAD101 can be used to detect and monitor cerebral metastases, supporting therapeutic development. The results are to be published in a peer-reviewed journal.

In July 2024, we received the IND approval from the FDA to conduct a Phase IIb for RAD101 in the United States. RAD101 targets brain metastases. Phase IIb is expected to enroll 30 patients and is expected to complete by Q1 2026. Phase III is planned to be conducted in the United States by enrolling 150 patients with a start date expected in in the second half of 2026 and is expected to complete in the beginning of 2028. The clinical data gathered outside the United States in Phase I and II may not be accepted by the FDA or other comparable foreign regulatory authorities, which could result in the need to conduct additional trials in the United States or elsewhere. While RAD102 Phase I is planned to be conducted in United States, we cannot currently provide an expected start date. RAD102 targets brain tumors.

RAD201 (Nano-mAb HER-2 Breast Diagnostic) and RAD202 (Nano-mAb Her-2 Breast Therapeutic)

The camelid derived single domain antibody RAD201 is a novel antibody, engineered to bind to imaging isotope Tc-99m which targets a protein called human epidermal growth factor receptor 2 (“HER-2”) often associated with breast cancer. HER-2 overexpression in breast cancer is often associated with aggressive disease and consequently, poor prognosis.

In December 2021, we announced the completion of a Phase I study investigating the potential safety, dosimetry and efficacy of RAD201 in HER-2 positive breast cancer subjects, in concert with its collaborators at Shanghai General Hospital in China and NanoMab in London, UK and Hong Kong, China. The study, conducted at Shanghai General Hospital under the direction of Dr Jinhua Zhao, imaged 40 histopathologically-proven breast cancer subjects. The procedure involved injecting the subject with RAD201, allowing time for the single domain antibody to localize at the HER-2 positive cancer and clear from non-target organs, then imaging the subject two hours post-injection using a Single Photon Emission Computed Tomography (“SPECT”) camera. This procedure yielded clear and easy to interpret images. The images provided outstanding target-to-background, making quantification straightforward and RAD201 SPECT imaging a potentially fast and non-invasive way of gaining insight to HER-2 overexpression in breast cancer primary and metastatic lesions. No concerning safety signal was observed, with only a minor grade 1 adverse event reported as unrelated to RAD201.

RAD201 Phase I was performed in China after having received approval from the Ethics Committee of the Shanghai hospital where the trial was conducted. The clinical data gathered outside the United States in Phase I may not be accepted by the FDA or other comparable foreign regulatory authorities, which could result in the need to conduct additional trials in the United States or elsewhere. Currently, we have postponed our plan to further develop RAD201. The postponement was decided in late 2022, when we reassessed the prioritization of the development of our clinical assets. In particular, we decided to prioritize the development of therapeutic clinical assets (such as RAD202) over diagnostic clinical assets (such as RAD201).

The results of RAD201 Phase I, however, supported our decision to start the RAD202 trial. RAD202 will be composed of the same single domain antibody construct as RAD201, but will incorporate the therapeutic, beta particle-emitting isotope, Lu177 that has the potential to kill cancer cells. RAD202 targets HER2 breast and gastric cancer. The Phase I of RAD 202 started in the second half of 2024 in Australia, to enroll 21 patients and is anticipated to complete in the first half of 2026. We received Ethics Committee approval in Australia to start Phase I of RAD202 in the fourth quarter of 2024. The Phase II of RAD202 is expected to start in the United States in the second half of 2026, to enroll 50 patients and to complete by the beginning of 2028.   We will seek IND approval from the FDA to start a Phase II trial with RAD202 after completion of Phase I.

RAD203 (Nano-mAb PDL1 Non-small Cell Lung Diagnostic) and RAD204 (Nano-mAb PDL1 Non-small Cell Lung Therapeutic)

The camelid derived single domain antibody RAD203 is engineered to bind to imaging isotope Tc-99m which targets a protein called programmed cell death ligand (PDL1) expressed in non-small cell lung cancer (NSCLC), the most common type of lung cancer and a high unmet medical need. NanoMab completed a Phase I imaging study in 40 NSCLC patients in Shanghai and London. RAD 203 has been licensed to Lantheus Molecular Imaging (“Lantheus”) with worldwide rights (excluding China). Thus, Lantheus has been granted the rights to develop RAD203 and the rights to market it worldwide, while we retained the rights to develop RAD203 and the rights to market it in China only. The technology is currently in Phase II imaging trial in NSCLC.

In March 2022, Radiopharm signed a Letter of Intent with global oncology provider GenesisCare to commence a Phase I therapeutic trial using RAD204, incorporating the therapeutic, beta particle-emitting isotope, Lu177. It will be the first human clinical trial exposure to this compound and, if successful, will set the stage for expanded development in lung cancer patients whose cancer is sensitive to treatment with this type of immunotherapy. RAD204 will deliver increasing doses on Lu177 (beta emitter isotope) to the cancer cell, disrupting their tumor DNA and killing the tumor cell as a result. Potentially, it could be used as a single agent or in combination with checkpoint inhibitors.

In October 2023, we received approval from the Human Research Ethics Committee to start its Phase I clinical trial in Australia. RAD204 targets non-small cell lung cancer. RAD204 Phase I started in Australia in January 2024. In July 2024, the first patient in Phase I was dosed in Australia. The clinical data that will be gathered outside the United States in Phase II may not be accepted by the FDA or other comparable foreign regulatory authorities, which could result in the need to conduct additional trials in the United States or elsewhere. We expect to recruit 27 patients for Phase I in Australia of RAD204 and to complete it by end of the second quarter of 2026. We will seek IND approval from the FDA to start a Phase II trial with RAD204 after completion of Phase I. We also expect to start Phase II for RAD204 by the end of the fourth quarter in 2026 in the United States, to recruit 50 patients and to complete Phase II by the end of 2027.

RAD301 and RAD302 (Avβ6-Integrin Pancreatic Diagnostic and Therapeutic)

The company has published studies presenting evidence supporting the utility of 68Ga-Trivehexin coupled with PET/CT in localizing PDAC, parotid duct cancer metastasis and head and neck squamous cell carcinoma along with comparative scans obtained with a healthy subject. While these studies may be described as anecdotal, requiring validation in multi-patient cohorts, they provide a rationale for progression into a formal Phase I trial as a diagnostic product in multiple cancers.

In September 2022, the RAD301 asset was independently endorsed by a medical team in Dresden, in a presentation at the 35th Annual Congress of the European Association of Nuclear Medicine (EANM), titled “PET/CT and PET/MRI imaging with RAD301 in patients with pancreatic cancer – first clinical experience”, highlighting the significance and growing recognition of the technology.

In May 2023, we received Orphan Drug Designation by the FDA. In October 2023, the FDA accepted an amended IND to start our Phase I in the United States. In February 2024, the first patient in Phase I was dosed. Phase I is intended to recruit 9 patients. RAD301 targets pancreatic cancer. We expect to start a Phase II for RAD301 in the United States by the first half of 2026, to recruit 30 patients and to complete by first half of 2027.

In addition to RAD 301, RAD is developing the therapeutic version with Lu177 (RAD 302). RAD 302 is in preclinical stage. Tox study has been completed and the Phase I clinical trial is expected to start in 2026. RAD302 targets pancreatic cancer and head-neck and lung cancer.

RAD401 (PSA-mAb Prostate Cancer Diagnostic) and RAD402 (PSA-mAb Prostate Cancer Therapeutic)

PSA-mAb is capable of targeting free human prostate kallikren (PSA) in prostate cancer cells. In addition, its combination with the radioisotope Tb161 results in potentially curative treatment by sustained tumor regression and a significant increase in median survival time.

PSA-mAb is at pre-clinical stage. The antibody was investigated in an independent study, involving many institutions including the Memorial Sloane Kettering Cancer Centre, using two murine models, (i) mice with xenografted prostate cancer (human androgen-sensitive prostate adenocarcinoma cells, “LNCaP-AR”), and (ii) PSA-expressing, cancer- susceptible transgenic mice (known as KLK3_Hi-Myc mice). The animals were imaged with 89Zr, or treated with 90Y or 225Ac-labelled PSA-mAb and subjected to gamma counting, PET, autoradiography, and microscopy for biodistribution and subcellular localization of the labelled mAb. The potential therapeutic efficacy of 225Ac-PSA-mAb and 90Y-PSA-mAb in LNCaP-AR tumors was assessed by various measures including survival. An investigation of the pharmacokinetics of 89Zr-PSA-mAb PET were carried out in non-human primates (“NHP”), cynomolgus macaques – such studies aim to provide better guidance on the activity of the radiolabeled material in humans. 89Zr-PSA-mAb-PET visualization in the NHP animals was conducted over a 2-week observation period.

In the mouse models, specific tumor uptake of radiolabeled PSA-mAb increased over time and correlated with PSA expression. Uptake was highly specific for the tumor masses as compared to healthy tissue. Administration of the three different radio-conjugates resulted in almost identical biodistributions, choice of chelate and radionuclide having negligible impact on tumor targeting and organ kinetics of PSA-mAb. Treatment with 90Y-/225Ac-PSA-mAb effectively reduced tumor burden and prolonged the animals’ survival. Effects of 90Y-PSA-mAb were more immediate than 225Ac-PSA-mAb but less sustained. Complete responses were observed in seven of 18 225Ac-PSA-mAb and one of nine mice treated with 90Y- PSA-mAb. Pharmacokinetics of 89Zr-PSA-mAb were consistent between NHPs and comparable with those in mice. The studies also provided information on the biodistribution of the labelled agents. The authors concluded that their studies establish PSA-mAb as a new theranostic agent that allows highly specific and effective downstream targeting of AR in PSA-expressing tissue and that the data supports the clinical translation of radiolabeled PSA-mAb for treating prostate cancer.

A Phase I therapeutic trial in Australia with RAD402, is anticipated to start after Ethics Committee approval that we expect to request in 2025. RAD402 target prostate cancer. The clinical data that will be gathered outside the United States in Phase I for RAD402 and should form the basis for an IND submission to FDA for Phase II in 2027.

RAD601 (PTPµ Glioblastoma Diagnostic) and RAD602 (PTPµ Glioblastoma Therapeutic)

PTPµ is a unique biomarker present only in tumor cells but not healthy cells (see image below).

The technology has shown positive pre-clinical data in human glioblastoma tumor models.

The radionuclide carrying PTPµ-targeting agent holds the potential to be a therapy in a range of tumor types. The current standard of care is surgery followed by nonspecific radiation and chemotherapy. There is an immediate need for targeted therapies with high sensitivity and specificity.

Our asset RAD601 combines the PTPµ targeting agent with the isotope Gallium 68 (Ga86). RAD602 represents the following step in development. RAD601 combines the PTPµ targeting agent with the isotope Lu177.

We do not expect to start a clinical trial for RAD601 and RAD602 in the foreseeable future as these assets are still in the pre-clinical stage.

Intellectual Property

We have implemented a patent filing strategy as we develop our products and therapies in conjunction with our scientific advisory board. Currently, we own 34 patents. A summary of the number of patents, patent types and jurisdictions in listed in the table below. Once converted to the complete/PCT stage, the provisional patents will also be applicable to all PCT contracting states. International search reports and written opinions of the International Search Authority have confirmed that the key claims in our filed Patent Cooperation Treaty applications are novel and inventive and that the invention meets the requirements of industrial applicability. The preparation of the International Search Report (ISR) and International Search Opinion (ISO) for PCT applications is one of the main procedural steps of the international phase of the Patent Cooperation Treaty (PCT). The purpose of conducting the searches at the international phase is to identify the relevant prior art and for the International Searching Authority to establish a preliminary opinion as to whether the claims are novel, involve an inventive step and are industrially applicable. While the ISR and the ISO are non-binding, in the sense that national patent offices are not obliged to accept any finding of the International Searching Authority, these reports often represented a useful guide in relation to the patentability of the subject matter claimed in the PCT application.

In the context of the PCT applications that cover our product candidates, the International Searching Authority is the Australian Patent Office. Accordingly, the opinion expressed in the ISR / ISO for each of these PCT applications is based on searches that have been conducted by Australian Patent Examiners.

In addition to pursing patent protection for all of our assets, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the scope of protection we can obtain on some or all of our licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

While we have applied for and will continue to file for protection as appropriate for our therapeutic products and technologies, we cannot be certain that any future patent applications we file, or licensed to us, will be granted, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2025, the Company also owns pending Australian trademark applications.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their current status and title. We currently own 34 patents.

Competition

The table below outlines existing drugs and therapies used to treat the illnesses we aim to treat with our drug candidates.

Company name	Ticker	Clinical stage	Products /Indications	Product Differences
AAA /Novartis	SWX: NOVN	Commercial and Phase I to Phase III	Radioligand therapies for NET, prostate, glioblastoma, small cell lung cancer. Most recent product, Lutathera Lu177 Dotatate pediatric neuroendocrine cancer FDA approved ’24; Pluvicto (Lu177 PSMA-617) for progressive prostate cancer therapy FDA approved ’22; Locametz (Ga68 PSMA) prostate cancer imaging FDA approved ’22	Only focuses on peptides, no SdmAb or mAbs

Telix	ASX: TLX	Commercial and Phase I to Phase III	Therapeutics and imaging for various cancers: prostate, kidney, brain. FDA fast tracking Pixclara 18F for glioma imaging ’24; Lead agent Illuccix (Ga68 PSMA-11) for prostate cancer imaging FDA and TGA approved ’21	Product uses different small molecule and monoclonal antibody targets

Clarity	ASX: CU6	Phase I & Phase III	Therapeutics and imaging for prostate, neuroendocrine and neuroblastoma	Focus on copper isotopes only

Point Bio	Nasdaq: PNT Acquired by Eli Lilly ’23 $1.4B	Phase I to Phase III	Therapeutics for pan cancer targeting Fibroblast Activation Protein (FAP)	FAP targeting and Ac-225 in prostate with different targeting molecule

RayzeBio	Private Acquired by BMS ’23 $4.1B	Phase III	Therapeutic for gastroenteropancreatic neuroendocrine tumors	Ac225 Dotatate for neuroendocrine tumors, targeting different molecule

Regulatory Authorities

The ongoing research and development, clinical, regulatory, commercial and manufacturing activities of our drug candidates are subject to extensive regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMA and local competent authorities, ethics committees (ECs), institutional research boards (IRBs) and other regulatory authorities at federal, state or local levels. We, along with our third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval and post-approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our drug candidates.

United States

FDA process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Regulations that govern the pharmaceutical quality, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and their implementing regulations.

The process of obtaining FDA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with applicable FDA or other requirements may result in refusal to approve pending applications, a clinical hold, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or biologic, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, pharmaceutical quality, packaging, labeling and quality control.

Government oversight of the pharmaceutical industry is usually classified into pre-approval and post-approval categories. Most of the therapeutically significant innovative products marketed today are the subject of New Drug Applications, or NDAs, or Biologics License Applications, or BLAs. Pre-approval activities are used to assure the product is safe and effective before marketing.

Drug Approval Process — FDA

None of our drug candidates may be marketed in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:

●	completion of extensive pre-clinical laboratory tests, animal studies, and formulation studies in accordance with the FDA’s GLP and GMP regulations;

●	submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the drug for each proposed indication;

●	submission to the FDA of an NDA/BLA after completion of all pivotal clinical trials;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient, or API, and finished drug product are produced and tested to assess compliance with current Good Manufacturing Practices, or cGMPs; and

●	FDA review and approval of the NDA/BLA prior to any commercial marketing or sale of the drug in the United States.

After the completion of clinical studies of a product candidate, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

The manufacturing and quality, as well as preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee approval of our drug candidates will be granted on a timely basis, if at all. Notably, the FDA may reach different conclusions than we have after analyzing the same data, or there may difference of opinion amongst members of FDA’s review team.

The FDA may inspect and audit domestic and foreign development facilities, planned production facilities, clinical trial sites and laboratory facilities. There is a pre-approval inspection after submission to market a new product, routine inspection of a regulated facility and a “for-cause” inspection to investigate a specific problem that has come to FDA’s attention. After the product is approved and marketed, the FDA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities by FDA’s field investigators and analysts.

Preclinical tests include laboratory evaluation of toxicity in animals and in vitro (laboratory tests). The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND application is based on the results of initial testing done on animals for pharmacology and toxicity, which is used to develop a plan for testing the drug on humans. Only after preclinical testing, FDA determines whether the drug should be tested in people.

Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

Clinical trials (under an IND) involve administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be provided to the FDA as part of a separate submission to the IND. Further, an Institutional Review Board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the study protocol and informed consent information for study subjects for any clinical trial before it commences at that center, and the IRB must monitor the study until it is completed. There are also requirements governing reporting of ongoing clinical trials and clinical trial results to public registries. Study subjects must sign an informed consent form before participating in a clinical trial.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse reactions in case of an open IND. For purposes of an NDA or BLA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

●	Phase I: Trials are initially conducted in a limited population of healthy human subjects or patients to test the drug candidate for safety and dose tolerance (in oncology Phase I trials are often conducted in patients). These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses and, if possible, to gain early evidence on effectiveness.

●	Phase II: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials.

●	Phase III: The investigational product is administered to an expanded patient population in adequate and well-controlled studies to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the investigational product and to provide an adequate basis for product approval.

●	Phase IV: In some cases, the FDA may condition approval of an NDA or BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the drug candidate’s safety, purity and potency after NDA or BLA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

Concurrent with clinical studies, sponsors usually complete additional animal studies and must also develop additional information about the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop and validate methods for testing the identity, strength, quality and purity of the final product. Moreover, appropriate packaging must be tested and stability studies must be conducted to assure product integrity and demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA/NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for NDA/BLA review time. The testing and approval process requires substantial time, effort and financial resources. The FDA will review the BLA/NDA and may deem it to be inadequate to support approval, and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee, but it typically follows such recommendations.

The FDA may deny approval of a BLA/NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA/BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than the sponsor does. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs which may include pediatric assessment, and potentially studies required for an application for a new indication, new dosage form, a new dosing regimen, a new route of administration or a new active ingredient. Products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, approval of a new or supplemental BLA may be required, which may involve conducting additional preclinical studies and clinical trials.

Expedited Review and Approval

The FDA has various programs, including fast track designation, priority review, accelerated approval, and breakthrough therapy designation, which are intended to expedite or simplify the process for reviewing drugs and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened. In particular, if accelerated approval is granted for any particular drug candidate, the FDA can subsequently revoke the marketing authorization for such product if post-market clinical trial results are unsuccessful. Generally, drugs that may be eligible for these programs are those for serious or life-threatening diseases or conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments.

Other U.S. Regulatory Requirements

After approval, products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labelling changes and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the BLA holder — all of which may become public. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or application holder.

We, and any manufacturers of our drug candidates, are required to comply with applicable FDA manufacturing requirements contained in the FDA’s GMP regulations. GMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our drug candidates must meet GMP requirements. We, and any third-party manufacturers, are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our drug candidates to assess our compliance with applicable regulations.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, promoting products for uses or in patient populations that are not described in the product’s approved labelling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the Internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Changes to some of the conditions established in an approved application, including changes in indications, labelling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, risk mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our drug candidates. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials vary greatly from country to country.

European Union and United Kingdom

In the European Economic Area, or EEA, which is comprised of the Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA by the EMA. Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. When conducting clinical trials in the European Union, we must adhere to the provisions of the European Union Clinical Trials Directive (Directive 2001/20/EC) and the laws and regulations of the EU Member States implementing them. These provisions require, among other things, that the prior authorization of an Ethics Committee and the competent Member State authority is obtained before commencing the clinical trial. In April 2014, the European Union passed the Clinical Trials Regulation (Regulation 536/2014), which will replace the current Clinical Trials Directive. To ensure that the rules for clinical trials are identical throughout the European Union, the EU Clinical Trials Regulation was passed as a regulation that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive until the Clinical Trials Regulation becomes applicable. According to the current plans of the EMA, the Clinical Trials Regulation is expected to become applicable.

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

The European Medicines Agency, or EMA, is a body of the European Union located in Amsterdam. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. Like the FDA there is a harmonization between regulators and the EMA may inspect and audit the development facilities, planned production facilities, clinical trial sites and laboratory facilities. Additionally, after the product is approved and marketed, the EMA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities.

If any of our drug candidates receive marketing approval in the EEA, we expect they will benefit from 8 years of data protection and 10 years of market protection. The periods run in parallel so effectively 8 years of data protection plus 2 years of market protection is granted. This means that a biosimilar application referencing our safety and efficacy data held on file at the EMA cannot be filed until the end of the data protection period of 8 years, and the biosimilar cannot be placed on the market until after a further 2 years have elapsed (8 + 2). Furthermore, an additional 1 year of market protection is available (8 + 2 + 1) where we obtain approval of a second indication having a significant clinical benefit in the initial 8-year period.

Similarly, since the Biologics Price Competition and Innovation Act (BPCIA) came into force in 2010, the United States provides 4 years of data exclusivity and 12 years of marketing exclusivity for a new biologic. The periods of exclusivity run in parallel, meaning that the FDA will not accept a biosimilar filing for 4 years and will not approve the biosimilar for a further 8 years (4 + 8).

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States, although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the European Union, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of pharmaceutical development, non-clinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union or its member states (as well as Iceland, Norway and Liechtenstein). If we fail to comply with applicable requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the national competent authority, or NCA, of a European Union member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee, or EC, has issued a favorable opinion in relation to the clinical trial. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the member state where they occurred.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new legislation, which will be directly applicable in all EU member states (meaning that no national implementing legislation in each European Union member state is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. The new Clinical Trials Regulation became effective on January 31, 2022.

Marketing Authorization

To obtain a marketing authorization for a product in the European Economic Area (comprised of the EU member states plus Norway, Iceland and Liechtenstein), or EEA, an applicant must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EEA member states (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EEA.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EEA. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of diseases other than those on the mandatory list, or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation, or for which a centralized process is in the interest of public health.

Under the centralized procedure, the Committee for Medicinal Products for Human use, or the CHMP, which is the EMA’s committee that is responsible for human medicines, established at the EMA is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements, and whether it has a positive risk/benefit/risk profile. Under the centralized procedure, the maximum timeframe for the evaluation of a MAA is 210 days from the receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

PRIME Scheme

EMA now offers a scheme that is intended to reinforce early dialogue with, and regulatory support from, EMA in order to stimulate innovation, optimize development and enable accelerated assessment of PRIority MEdicines, or PRIME. It is intended to build upon the scientific advice scheme and accelerated assessment procedure offered by EMA. The scheme is voluntary and eligibility criteria must be met for a medicine to qualify for PRIME.

The PRIME scheme is open to medicines under development and for which the applicant intends to apply for an initial marketing authorization application through the centralized procedure. Eligible products must target conditions for which where is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods or therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address to a significant extent an unmet medical need. In exceptional cases, applicants from the academic sector or SMEs (small and medium sized enterprises) may submit an eligibility request at an earlier stage of development if compelling non-clinical data in a relevant model provide early evidence of promising activity, and first in man studies indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability.

If a medicine is selected for the PRIME scheme, EMA:

●	appoints a rapporteur from the CHMP or from the Committee for Advanced Therapies (CAT) to provide continuous support and to build up knowledge of the medicine in advance of the filing of a marketing authorization application;

●	issues guidance on the applicant’s overall development plan and regulatory strategy;

●	organizes a kick-off meeting with the rapporteur and experts from relevant EMA committees and working groups;

●	provides a dedicated EMA contact person; and

●	provides scientific advice at key development milestones, involving additional stakeholders, such as health technology assessment bodies and patients, as needed.

Medicines that are selected for the PRIME scheme are also expected to benefit from EMA’s accelerated assessment procedure at the time of application for marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Pediatric Development

In the EEA, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA’s Pediatric Committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) even where the trial results are negative. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Regulatory Data Protection in the European Union

In the EEA, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon grant of a marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No. 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents generic and biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a marketing authorization for a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity period. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on a MAA with a completely independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the EEA market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements After Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product.

These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

In addition, all new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

Furthermore, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity.

Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products, are strictly regulated in the European Union under Directive 2001/83/EC, as amended. The advertising of prescription-only medicines to the general public is not permitted in the European Union, or in the UK under the Human Medicines Regulations 2021. Although general requirements for advertising and promotion of medicinal products are established under EU Directive 2001/83/EC as amended, the details are governed by regulations in each European Union member state (as well as Iceland, Norway and Liechtenstein) and can differ from one country to another.

United Kingdom

The United Kingdom (UK) left the European Union in 2021 and will declare its independent processes to approve clinical research and marketing authorizations. Since the regulatory framework in the UK covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of drug candidates in the UK, as UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for drug candidates and products in the UK in the long-term. The MHRA has published detailed guidance for industry and organizations to follow from January 1, 2021, which will be updated as the UK’s regulatory position on medicinal products evolves over time. How precisely clinical research within the UK will be performed and how approval for drugs will be organized is subject to ongoing discussions.

The UK will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January 1, 2021. For a period of two years from January 1, 2021, the MHRA may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutics Goods Administration, or TGA. As with the EMA and FDA there is a harmonization and collaboration between regulatory authorities. The TGA requires notification of all clinical trials via an electronic submission of a Clinical Trial Notification (CTN) prior to commencing the clinical trial.

Third-Party Payer Coverage and Reimbursement

Although our drug candidates have not been commercialized for any indication, if they are approved for marketing, commercial success of our drug candidates will depend, in part, upon the availability of coverage and reimbursement from third party payers at the federal, state and private levels.

In the United States and internationally, sales of any product that we market in the future, and our ability to generate revenues on such sales, are dependent, in significant part, on the availability of adequate coverage and reimbursement from third party payors, such as state and federal governments, managed care providers and private insurance plans.

Private insurers, such as health maintenance organizations and managed care providers, have implemented cost-cutting and reimbursement initiatives and likely will continue to do so in the future. These include establishing formularies that govern the drugs and biologics that will be offered and the out-of-pocket obligations of member patients for such products. We may need to conduct pharmacoeconomic studies to demonstrate the cost-effectiveness of our drug candidates for formulary coverage and reimbursement. Even with such studies, our drug candidates may be considered less safe, less effective or less cost-effective than existing products, and third-party payors may not provide coverage and reimbursement for our drug candidates, in whole or in part. In addition, particularly in the United States and increasingly in other countries, we are required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our drug candidates that are reimbursed by such entities. It is possible that future legislation in the United States and other jurisdictions could be enacted to potentially impact reimbursement rates for the drug candidates we are developing and may develop in the future and could further impact the levels of discounts and rebates paid to federal and state government entities. Any legislation that impacts these areas could impact, in a significant way, our ability to generate revenues from sales of drug candidates that, if successfully developed, we bring to market. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our future business.

Similar political, economic and regulatory developments are occurring in the European Union and may affect the ability of pharmaceutical companies to profitably commercialize their products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In the future, there may continue to be additional proposals relating to the reform of the healthcare system in the United States and international healthcare systems. Future legislation, or regulatory actions implementing recent or future legislation may have a significant effect on our business. Our ability to successfully commercialize products depends in part on the extent to which reimbursement for the costs of our drug candidates and related treatments will be available in the United States and worldwide from government health administration authorities, private health insurers and other organizations. The adoption of certain proposals could limit the prices we are able to charge for our drug candidates, the amounts of reimbursement available for our drug candidates, and limit the acceptance and availability of our drug candidates. Therefore, substantial uncertainty exists as to the reimbursement status of newly approved health care products by third party payors.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, the targets of our drug candidates, are not seasonal diseases. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.

Manufacturing and Raw Materials

We do not source any raw materials, as we have no manufacturing capabilities. However, as a result, we are dependent on third parties for cost effective manufacture and manufacturing process development of our drug candidates. Problems with third party manufacturers or the manufacturing process as such may delay or jeopardize clinical trials and commercialization of our drug candidates.

C. Organizational Structure

Below is a list of our significant subsidiaries, including our ownership percentage, the date of formation and the jurisdiction of each subsidiary. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States and expand our operations in Australia.

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Radiopharm Theranostics (USA) Inc.	100%	2021	Nevada
Radiopharm Ventures, LLC	75%	2022	Delaware
Pharma15 Corporation	100%	2023	Delaware

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Level 3, 62 Lygon Street, Carlton, Victoria 3053	-

Item 4a. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

Radiopharm Theranostics Limited was incorporated under the laws of Australia in February 2021. We are a clinical-stage radiotherapeutics company that focuses on the development of radiopharmaceutical products for diagnostic and therapeutic uses in areas of high unmet medical need.

We receive tax incentives from the Australian Government for research and development activities (R&D activities). Subject to certain exclusions, the Australian Government tax incentive scheme provides benefits for eligible R&D activities. Under the Australian R&D tax incentive scheme, entities are entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than A$20.0 million per annum or (ii) a non-refundable 38.5% tax offset for all other entities with an aggregate turnover of A$20.0 million or more or controlled by any exempt entity (exempt entity is, entity which is exempted from income tax). Our aggregated turnover is less than A$20.0 million, so we anticipate being entitled to a claim of 43.5% refundable tax offset for costs relating to eligible R&D activities for our most recently completed fiscal year and our current fiscal year.

We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our drug candidate into later stages of development. The process of carrying out the development of our drug candidates to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options and interest income.

A. Operating Results

Results of Operations

Comparison of fiscal year ended June 30, 2025 to June 30, 2024

The following table summarizes our results from operations for the years ended June 30, 2025 and 2024, together with the changes in those items in dollars set forth our results of operations in Australian dollars for the fiscal years ended June 30, 2025 and June 30, 2024.

	Fiscal year ended June 30
	2025	2024	$ Change
	A$	A$
Revenue from contracts with customers	3,633,422	299,228	3,334,194
Cost of sales	(3,594,146)	-	(3,594,146)
Other income	10,256,740	1,343,062	8,913,678
Other losses	(351,646)	(1,226,108)	874,462
Loss on movement in contingent consideration	(4,069,680)	(8,860,358)	4,790,678
General and administrative expenses	(14,638,013)	(13,039,246)	(1,598,767)
Research and development	(27,515,194)	(23,086,267)	(4,428,927)
Share-based payments	(1,895,348)	(2,640,178)	744,830
Finance expenses	(65,300)	(642,888)	577,588
Income tax expense	(103,292)	(96,364)	(6,928)
Exchange differences on translation of foreign operations	464,034	202,956	261,078
Total comprehensive loss	(37,878,423)	(47,746,163)	9,867,740

Loss per share for loss attributable to the ordinary equity holders of the group:	Cents	Cents	$ Change
Basic and diluted loss per share	(1.76)	(12.41)	(10.65)

Revenue from contracts with customers

Revenue from contracts with customers increased from A$299,228 in fiscal 2024 to A$3,633,422 in fiscal 2025 due to an increase in revenue received from Lantheus with respect to the DUNP19 trial Radiopharm is conducting on behalf of Lantheus. Revenue recognized from Lantheus was based on reimbursement for costs associated with the trials and milestones achieved throughout the trial.

Cost of sales

Cost of sales increased from nil in fiscal 2024 to $3,594,146 in fiscal 2025 due to an increase is the costs associated with respect to the DUNP19 trial Radiopharm is conducting on behalf of Lantheus.

Other income

Other income increased from A$1,343,062 in fiscal 2024 to A$10,256,740 in fiscal 2025 as overseas expenditure from fiscal 2024 for the R&D tax incentives received from the Australian government was also recognized in the current year. With respect to a clinical trial expense incurred outside Australia, an “overseas finding” under applicable Australian tax laws must be obtained from AusIndustry prior to such expense being eligible under for R&D tax incentives. Management has assessed the clinical trial activities and expenses to determine which activities are likely to be eligible under the R&D tax incentive regulations. Amounts are recognized as R&D tax incentives received when it has been established that the conditions of the recognition of the R&D tax incentive have been met and that the expected amount can be reliably measured. See note 3(a) of our audited financial statements for fiscal 2025 for further information.

Other losses

Other losses decreased from A$1,226,108 in fiscal 2024 to A$351,646 in fiscal 2025, as the previous year included losses on the sale of the TROP-2 and DUNP19 assets to Lantheus.

Loss on movement in contingent consideration

The loss on movement in contingent consideration relating to the acquisition of licenses is derived from the reassessment of expected timing of milestone achievement and the probability of achieving milestones under amortized cost. Loss on movement in contingent consideration decreased from A$8,860,358 in fiscal 2024 to A$4,069,680 in fiscal 2025, representing the progression of our research and development in fiscal 2025, which increased the likelihood of achieving the milestones as detailed in Note 13 to our financial statements for fiscal 2025.

General and administrative expenses

General and administrative expenses increased from A$13,039,246 fiscal 2024 to A$14,638,013 in fiscal 2025, due to an increase in employee benefits expenses (from A$9,448,779 to A$10,120,149), other general and administrative expenses (from A$968,749 to A$986,673), accounting and audit expenses (from A$845,818 to A$957,895), travel and entertainment expenses (from A$427,676 to A$808,546), legal expenses (from A$164,754 to A$656,036), consulting expenses (from A$95,179 to A$286,138), and patent costs (from A$204,163 to A$205,017), partially offset by decreases in investor relations expenses (from A$323,588 to A$313,671), listing and share registry expenses (from A$193,797 to A$190,795), insurance expenses (from A$359,209 to A$105,762) and depreciation (from A$7,534 to A$7,331). The primary expense in fiscal 2025 was employee benefits, which were A$10,120,149 (or 69% of total general and administrative expenses) as a result of the increase in the number of full-time employees.

Research and development expenses

Research and development expenses increased from A$23,086,267 in fiscal 2024 to A$27,515,194 in fiscal 2025, due to an increase in expenses regarding NanoMab (from A$6,501,174 to A$7,185,000), R&D Venture (from A$3,931,541 to A$5,989,964), Pivalate – Imperial (from A$3,962,355 to A$5,184,136), huPSA Anti-body (Diaprost) (from A$298,312 to A$2,925,445), AVB6 Integrin (from A$993,645 to A$1,876,983), consulting fees for research and development (from A$929,229 to A$930,292) and other research and development expenses (from A$89,450 to A$171,605), partially offset by decreases in expenses regarding amortization (from A$3,118,752 to A$2,588,306), impairment (from A$1,478,892 to A$0), NeoIndicate (from A$529,424 to A$437,400), and UCLA collaboration expense (from A$1,253,493 to A$226,063).

Share based payments

Share-based payments expense decreased from A$2,640,178 in fiscal 2024 to A$1,895,348 in fiscal 2025, due to a decrease in the expense recorded for options issued in the current fiscal.

Finance expenses

Finance expenses decreased from a loss of A$642,888 in fiscal 2024 to A$65,300 in fiscal 2025, as the financing agreement with Lind Global was terminated at the start of the fiscal year.

Income tax expense

Income tax expense increased from A$96,364 in fiscal 2024 to A$103,292 in fiscal 2025, due to the recognition of tax payable in Radiopharm (USA) Inc.

Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations increased from A$202,956 in fiscal 2024 to A$464,034 in fiscal 2025, due to the fluctuation in foreign exchange rates.

Total comprehensive loss

Total comprehensive loss decreased A$9.9 million from A$47.7 million in fiscal 2024 to A$37.9 million in fiscal 2025, principally due to the recognition of A$3.6 million in R&D tax incentives for the fiscal 2024, and a decrease in the loss on movement in contingent consideration of A$4.8 million for the year.

Comparison of Our Results for the Year ended June 30, 2024 with the Year ended June 30, 2023

For results of operations for the years ended June 30, 2024 and 2023, together with the changes in those items in dollars and as a percentage and the related discussions on these results, refer to Results of Operations within “Item 5.A Operating Results” in our Annual Report on Form 20-F/A (Amendment No.2) for the year ended June 30, 2024, filed with the SEC on December 5, 2024.

Off-Balance Sheet Arrangements

During fiscal years 2025 and 2024, we did not have any unconsolidated entities such as structured finance or special purpose entities that can be used to facilitate off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of June 30, 2025, our contractual obligations were as set forth below:

	Payments Due by Period A$
	Total	Less than 6 months	Between 6 – 12 months	Between 1 – 2 years	Between 2 – 5 years	More than 5 years
Trade and other payables	9,340,993	9,340,993	-	-	-	-
Other financial liabilities	32,098,324	1,363,259	2,363,259	8,039,178	11,585,395	9,052,414

Contingent liabilities

We had significant contingent liabilities outstanding as of June 30, 2025, that related to the potential milestone payments under several license agreements. For details, please see Note 13 to our financial statements for fiscal year 2025.

Capital commitments

We did not have any material capital expenditure commitments as of June 30, 2025.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through interest earned from cash in interest earning accounts.

Capital Requirements

As of June 30, 2025, we had cash and cash equivalents of A$29,116,835. We anticipate that our current cash will be sufficient to fund our operations through fiscal 2026. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially depending on capital raising and expense management.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current drug candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our drug candidate and sales of our drug candidate have commenced. We therefore expect to continue to incur substantial losses in the near future.

We could incur liabilities that are contingent upon future events as set forth in various license agreements under which we have licensed technology. Such contingent liabilities include development milestone payments and royalties on net sales. It is uncertain whether milestones will be met due to factors beyond our control and we will not owe any royalties until we earn income from the relevant licensed technology. For further information on our contingent liabilities, please see Note 13 to our fiscal 2025 audited financial statements in this Annual Report.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the scope, results and timing of preclinical studies and clinical trials;

●	the amount and timing of milestone payments under license agreements;

●	the costs and timing of regulatory approvals; and

●	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

Comparison of cash flows for the fiscal year ended June 30, 2025, with June 30, 2024

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2025	2024
	A$	A$
Net cash used in operating activities	(36,645,477)	(22,975,935)
Net cash used in investing activities	1,770,598	(320,000)
Net cash provided by financing activities	45,431,548	30,196,945

Operating Activities

Net cash used in operating activities increased from A$22,975,935 in fiscal 2024 to A$36,645,477 in fiscal 2025, due to an increase in the payments to suppliers and employees in connection with our clinical trial activities (from A$28,138,720 to A$42,799,759), and a decrease from cash received from research and development tax incentives (from A$4,851,839 to nil), partially offset by an increase in cash receipts from customers (from A$260,462 to A$5,353,973), an increase in cash received from interest income (from A$50,484 to A$800,309)

Investing Activities

Net cash used in investing activities increased from a payment of A$320,000 in fiscal 2024 to proceeds of A$1,770,598 in fiscal 2025, due to an increase in cash received from payments for intellectual property (from nil to A$2,997,592) and an increase of payments for license fee liabilities (A$320,000 to A$1,226,994).

Financing Activities

Net cash received from financing activities increased from A$30,196,945 in fiscal 2024 to A$45,431,548 in fiscal 2025, due to an increase in the proceeds received from the issuance of equity securities (from A$29,645,526 to A$53,977,902), partially offset by an increase in the transaction costs related to share issuances (from A$1,533,771 to A$4,738,000), an increase in the costs related to loans and borrowings (from A$117,000 to A$218,633), an decrease in repayment of borrowings (from A$5,167,000 to A$1,900,000 and a decrease in the proceeds received from borrowings (from A$7,369,190 to nil)).

Comparison of cash flows for the fiscal year ended June 30, 2024, with June 30, 2023

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2024	2023
	A$	A$
Net cash used in operating activities	(22,975,935)	(23,201,798)
Net cash used in investing activities	(320,000)	(1,530,681)
Net cash provided by financing activities	30,196,945	9,217,791

Operating Activities

Net cash used in operating activities decreased from A$23,201,798 in fiscal 2023 to A$22,975,935 in fiscal 2024, due to an increase in cash received from research and development tax incentives (from A$1,555,196 to A$4,851,839), partially offset by a decrease in cash received from interest income (from A$145,035 to A$50,484) and an increase in the payments to suppliers and employees in connection with our clinical trial activities (from A$25,194,388 to A$28,138,720) and a decrease in receipts from customers (from A$292,359 to A$260,462).

Investing Activities

Net cash used in investing activities decreased from A$1,530,681 in fiscal 2023 to A$320,000 in fiscal 2024, due to a decrease in payments for equipment and intellectual property(from A$1,485,375 to nil) and payments for property, plant and equipment (from A$45,306 to nil), partially offset buy payments for license fees (nil to A$320,000)

Financing Activities

Net cash provided by financing activities increased from A$9,217,791 in fiscal 2023 to A$30,196,945 in fiscal 2024, due to an increase in the proceeds received from the issuance of equity securities (from A$10,072,555 to A$29,645,526) and an increase in the proceeds received from borrowings (from nil to A$7,369,190), partially offset by an increase in the transaction costs related to share issuances (from A$854,764 to A$1,533,771), an increase in the costs related to loans and borrowings (from nil to A$117,000), and an increase in repayment of borrowings (from nil to A$5,167,000).

C. Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B. Business Overview”.

For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the components of our research and development expenses, see note 3(c) to our financial statements for fiscal 2025, 2024 and 2023.

D. Trend Information

One of our primary expenditures involves research and development costs. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials.

E. Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, which management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. See note 9 to our financial statements for fiscal 2025 for the judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Item 6. Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Radiopharm Theranostics Limited Board of Directors (“the Board”) presents the 2024/2025 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2025. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

The following table sets forth our directors and senior management. There are no family relationships among any of the members of our board of directors and our senior management.

Name	Position
Riccardo Canevari	Chief Executive Officer and Managing Director
Paul Hopper	Executive Chairman
Dimitris Voliotis	Chief Medical Officer
Hester Larkin	Non-Executive Director
Dr. Leila Alland	Non-Executive Director
Ian Turner	Non-Executive Director
Phillip Hains	Executive Director, Chief Financial Officer and Company Secretary
Noel Donnelly	Non-Executive Director

Riccardo Canevari. Riccardo Canevari has been our Chief Executive Officer and Managing Director since September 2021. Mr. Canevari was previously Chief Commercial Officer of Novartis company, Advanced Accelerator Applications, from April 2020 to September 2021, one of the leading radiopharmaceutical and nuclear medicine companies globally. He was responsible for commercial strategy and country organizations in approximately 20 countries across North America, Europe and Asia. Prior to that, he was Senior Vice President and Global Head of the Breast Cancer Franchise for Novartis Oncology from 2017, where he oversaw the launch of major breast cancer products. Mr. Canevari has also held various management roles with Novartis Pharma and Ethicon/Johnson & Johnson.

Paul Hopper. Paul Hopper is founder and Executive Chairman since February 2021. Mr. Hopper is also currently Executive Chairman at Imugene Limited (ASX: IMU), which he founded in October 2012 and Chimeric Therapeutics Limited (ASX:CHM), which he founded in 2019. In addition, Mr. Hopper was also previously Chairman at Viralytics Limited (ASX: VLA) until it was acquired by Merck in 2018. He was previously Executive Chairman of Arovella Therapeutics (ASX:PTX) between May 2019 and June 2022, as well as a director of Prescient Therapeutics Limited (ASX: PTX) from May 2014 to January 2020. Mr. Hopper brings 20 years’ experience in the management and funding of biotechnology and healthcare companies in Australia and the United States.

Dimitris Voliotis. Dimitris Voliotis has been the Chief Medical Officer of Radiopharm since August 2024. Dr. Voliotis has 20 years of pharma and biotechnology expertise across the United States and Europe, with an emphasis on the radiopharmaceutical sector, and 12 years of experience in academic preclinical and clinical research as a Senior Consultant in Oncology and Head, Laboratory for Diagnostic Hematology and lmmunohematology at the University of Cologne Medical School. Dr. Voliotis has designed and executed multiple registrational trials in numerous oncology indications, multiple INDs, preclinical through to first in human trials. In particular, Dr. Voliotis has overseen numerous regulatory submissions that have resulted in approvals for four drugs in eight different oncology indications. Prior to his appointment as Chief Medical Officer of Radiopharm, Dr. Voliotis was Senior Vice President, Head of Clinical Development of radiopharmaceutical business Convergent Therapeutics from July 2023 to July 2024, Senior Vice President, Head of clinical development at Zentalis Pharmaceuticals, Inc. (Nasdaq: ZNTL) from February 2020 to September 2022, a consultant in oncology drug development with Magnesia Partners Consulting LLC, advising across clinical development and regulatory strategy since September 2022. Prior to that, Dr. Voliotis had spent a combined almost 19 years in a range of development roles with major German multinational pharma company Bayer AG, from November 2001 to September 2014, and with Japanese company Eisai Inc, from September 2014 to January 2019. Dr. Voliotis is a graduate of the University of Cologne Medical School, where he also completed his doctoral thesis in cellular biology. Dr. Voliotis is board certified in Internal Medicine, Medical Oncology and Hematology.

Hester Larkin. Hester Larkin has been a Director of Radiopharm since February 2022. Ms. Larkin is currently the Managing Director of Hester Larkin Associates Consulting. Since 2008 in this role, she has been providing consulting services to diagnostic imaging, pharmaceutical and biotech companies in projects ranging from pre-clinical, clinical, submission to the European Medicines Agency, EU medical advisory boards, EU manufacturing and commercial partnerships. Ms. Larkin has also held several board director and trustee positions in the United Kingdom and Belgium and currently sits on the board of directors of two charities. Prior to this, Ms. Larkin was the EMA General Manager BMS Medical Imaging at Bristol-Myers Squibb from 2002 to 2008 and held various roles in European marketing, European business development and general management at DuPont Pharmaceuticals from 1983 to 2008. Ms. Larkin holds a Bachelor of Laws from Holborn Law School London & University of Wolverhampton and a Bachelor of Psychology from Queens University in Belfast.

Dr. Leila Alland. Dr. Leila Alland has been a Director of Radiopharm since June 2022. Dr. Leila Alland is a biotech advisor working with entrepreneurs and investors to advance innovative diagnostic and therapeutic products for oncology and rare diseases. Dr. Alland also serves on the board of directors of Abeona Therapeutics ((Nasdaq: ABEO), a cell and gene therapy company, and Radiopharm Theranostics (ASX: RAD, a radioligand diagnostics and therapeutics company. Previously, Dr. Alland served as CMO of PMV Pharma ((Nasdaq: PMVP), an oncology company, and prior to that, as CMO of Affimed (Nasdaq: AFMD), an immuno-oncology company, and as CMO of Tarveda Therapeutics, a targeted drug conjugate company. Her career includes leadership roles at AstraZeneca, Bristol-Myers Squibb, Novartis and Schering-Plough, where she contributed to the development and approvals of Tagrisso®, Opdivo®, Tasigna®, and Caelyx®. As Head of Oncology Early Clinical Development at AstraZeneca, she oversaw the company’s early oncology portfolio. Dr. Alland received her B.A from the University of Pennsylvania and M.D. from New York University. She completed training in Pediatrics at the Children’s Hospital of Philadelphia, and Hematology/Oncology at Memorial Sloan-Kettering, and served on the faculty of Albert Einstein College of Medicine during which she received multiple grants and awards for her research on oncoproteins and epigenetics.

Ian Turner. Ian Turner has been a Director of Radiopharm since February 2021. Since August 2022, he is also non-executive director at AtomVie Global Radiopharma Inc, a global contract development and manufacturing organization, launched by the Centre for Probe Development and Commercialisation (CPDC). Mr. Turner was a director of Coqui Pharmaceuticals from November 2014 to March 2019. Mr. Turner was Chief Executive Officer at Siemens Radiopharmaceuticals, which operated a large global PET radio-pharmacy network, from 2010 to 2012. Prior to that, he was General Manager of ANSTO Radiopharmaceuticals, which was Australia’s leading manufacturer of radioisotopes for the nuclear medicine sector. Since 2013, Mr. Turner is the CEO of the Turner Group LLC, a boutique management consulting firm that advises institutional investors on acquisition targets in the field of nuclear medicine, radiochemicals and radiopharmaceuticals.

Phillip Hains. Phillip Hains has served as our Chief Financial Officer and Joint Company Secretary since February 2021 and as a Director since March 2024. Mr. Hains is a member of Chartered Accountants Australia and New Zealand (CAANZ),with over three decades of professional experience in roles across a range of ASX- and Nasdaq-listed, as well as unlisted, companies. He holds a Master of Business Administration from RMIT University.

Noel Donnelly. Noel Donnelly has been a Director of Radiopharm since late September 2024. Mr. Donnelly is a finance and R&D executive with leadership experience in strategy, portfolio management, financial planning and analysis; project management, business partnering, valuation, decision support analysis as well as building, leading and managing functional/cross-functional teams. In addition to his role as a Director of Radiopharm, Mr. Donnelly has been the Chief Financial Officer of PEPGEN Inc. since 2021. Prior to that, Mr. Donnelly was the Chief Financial Officer of EIP Pharma, Inc. (currently CervoMed), from 2019 to 2021 and Vice President, R&D Business Operations at Takeda / Shire PLC from 2004 to 2019. Mr. Donnelly received a B.A. in Science and Nuclear Engineering from the University of Massachusetts and a MBA from the School of Business at Babson College.

Scientific Advisory Board

We have a scientific advisory board that we consult periodically on the development of our product candidates and clinical trials.

Our scientific advisory board is comprised of industry and academic experts familiar with our business and radiopharmaceuticals specifically, and some are the technology founders of the underlying assets in the company’s portfolio. The current members of our advisory board are:

●	Dr. Sara Hurvitz (Professor of Medicine at UCLA and co-director of the Santa Monica UCLA Outpatient Oncology Practice and Medical Director of the Clinical Research Unit of the Jonsson Comprehensive Cancer Center at UCLA);

●	Dr. Ken Herrmann (certified Nuclear Medicine physician who also holds an executive MBA from the University of Zurich and currently serves as Chair of the Department of Nuclear Medicine at Universitatsmedizin Essen, Germany); and

●	Dr. Oliver Sartor (Director of Radiopharmaceutical Clinical Trials and Chair of Genitourinary Cancer Disease Group at the world-renowned Mayo Clinic in Rochester, Minnesota).

B. Compensation

Remuneration Principles

Remuneration of all executive and non-executive directors and officers is determined by a committee of non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs and meets our remuneration principles. In particular, the Board aims to ensure that remuneration practices are competitive and reasonable, enabling Radiopharm to attract and retain key talent.

Key management personnel may receive their fixed remuneration as cash, or cash with non-monetary benefits such as health insurance and car allowances. Fixed annual renumeration is reviewed annually, or on promotion. It is benchmarked against market data for comparable roles in companies in a similar industry and with similar market capitalization. The committee aims to position executives at or near the median, with flexibility to take into account capability, experience, value to the organization and performance of the individual.

All executives are entitled to participate in a short-term incentive plan that provides for executive employees to receive a combination of short-term incentive as part of their total remuneration if they achieve certain performance indicators as set by the Board. The short-term incentive can be paid either by cash, or a combination of cash and the issue of equity in the Company, at the determination of the remuneration and nomination committee and Board.

Our Chief Executive Officer is entitled to short-term incentives in the form of cash bonus up to 50% of his base salary, against agreed KPIs. On an annual basis, KPIs are reviewed and agreed in advance of each financial year and include financial and non-financial and individual performance goals. Additional shares or options can be granted at the discretion of the board based on performance.

Executives may also be provided with longer-term incentives through our Omnibus Incentive Plan that was approved by shareholders at the annual general meeting in October 2021. The aim of the Omnibus Incentive Plan is to allow executives to participate in, and benefit from, the growth of the Company as a result of their efforts and to assist in motivating and retaining those key employees over the long-term. Continued service is the condition attached to the vesting of the options. The Board, as recommended by the Remuneration and Nomination Committee, determines the total number of options granted to each executive.

We aim to align our executive remuneration to our strategic and business objectives and the creation of shareholder wealth. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to key management personnel. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

Director Compensation

Each non-executive Director receives a fee of A$50,000 per annum. A non-executive Director who is chair of a committee receives an additional A$10,000 per annum and a non-executive Director who is a member of a committee an extra A$5,000 per annum. They do not receive performance-based pay or retirement allowances. Fees are reviewed annually by the board taking into account comparable roles and market data provided by the board’s independent remuneration adviser.

The maximum annual aggregate non-executive directors’ fee pool limit is A$500,000 and was approved by shareholders in October 2021.

Executive Director and Executive Officer Remuneration

Our remuneration and nomination committee is made up of independent non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the group to attract and retain key talent

●	aligned to the group’s strategic and business objectives and the creation of shareholder value

●	transparent and easily understood, and

●	acceptable to shareholders.

Fixed Remuneration. Executives’ fixed remuneration comprises salary, superannuation and non-monetary and is reviewed annually by the CEO, and in turn, the Remuneration Committee. This review takes into account the executives’ experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short Term Incentive Scheme. Executives may be entitled to receive a combination of short term incentives (“STI”) and long term incentives (“LTI”) as part of their total remuneration if they achieve certain performance indicators as set by the Board. These STI /LTI may be paid either by cash, or a combination of cash and the issue of equity in our company, at the determination of the Board and Remuneration Committee.

Company and individual performance goals determined by the remuneration committee. KPIs may include increasing shareholder value, enhancing the group’s pipeline and driving the development of the group’s assets. Each individual is assessed by the remuneration committee and allocated a percentage achievement for their bonus.

Variable Remuneration – Long Term Incentive Scheme. Executives may also be provided with longer-term incentives through our Omnibus Incentive Plan that was approved by shareholders at our annual general meeting held on November 13, 2023. Company and individual performance goals determined by the remuneration committee. KPIs may include increasing shareholder value, enhancing the group’s pipeline and driving the development of the group’s assets. Each individual is assessed by the remuneration committee and allocated a percentage achievement for their bonus.

Assessing performance and claw-back of remuneration

The remuneration and nomination committee is responsible for assessing performance against Key Performance Indicator (KPIs) and determining the STI and LTI to be paid. To assist in this assessment, the committee receives data from independently run surveys. Performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2025.

	Short-term benefits					Post-	Long-term	Share-based payments
2025	Cash salary and fees	Cash bonus(3)	Benefits(5)	Annual leave	Other(4)	employment benefits 401k(6)	benefits Forfeiture Payments	Options	Forfeiture shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$	A$
Directors
Riccardo Canevari	857,905	360,009	168,490	52,316	229,598	103,033	26,921	992,942	19,446	2,810,660
Paul Hopper	250,000	67,650	-	-	-	-	-	110,911	-	428,561
Ian Turner	57,500	-	-	-	308,480	-	-	119,131	-	485,111
Noel Donnelly(1)	47,500	-	-	-	-	-	-	43,075	-	90,575
Hester Larkin	65,000	-	-	-	-	-	-	49,952	-	114,952
Leila Alland	60,000	-	-	-	80,495	-	-	49,952	-	190,447
Phillip Hains(2)	-	-	-	-	-	-	-	43,075	-	43,075
Other Key Management
Dimitris Voliotis	624,463	207,663	151,089	51,667	-	12,298	-	-	-	1,047,180
Vittorio Puppo	86,421	-	12,242	-	-	4,182	-	-	-	102,845
Thom Tulip	89,853	-	-	-	-	-		82,440	-	172,293
Total Compensation	2,138,642	635,322	331,821	103,983	618,573	119,513	26,921	1,491,478	19,446	5,485,699

(1)	Noel Donnelly was appointed as Director on October 1, 2024.
(2)	Mr. Hains is paid by Acclime, which has a services contract with Radiopharm.
(3)	Cash Bonuses’ for fiscal 2025 were approved by the Board and paid in fiscal 2026.
(4)	Other remuneration relates to consulting agreements that the Company has in place with Ian Turner and Leila Alland for additional services on normal commercial terms and reimbursement for contractual obligations within Mr. Canevari’s contract
(5)	Benefits relate to the healthcare benefits provided to U.S. based employees per their employment agreements.
(6)	401k amounts are retirement benefits that are part of the U.S. employment contracts.

	Short-term benefits					Post-	Long-term	Share-based payments
2024	Cash salary and fees	Cash bonus	Benefits	Annual leave	Other	employment benefits 401k	benefits Forfeiture Payments	Options	Forfeiture shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$	A$
Directors
Riccardo Canevari	843,860	377,038	147,539	11,773	-	101,928	90,073	982,887	97,885	2,652,983
Paul Hopper	250,000	74,250	-	-	-	-	-	154,595	-	478,845
Ian Turner	55,000	-	-	-	304,640	-	-	116,878	-	476,518
Hester Larkin	65,000	-	-	-	-	-	-	29,323	-	94,323
Leila Alland	60,000	-	-	-	76,091	-	-	29,323	-	165,414
Phillip Hains	-	-	-	-	-	-	-	27,708	-	27,708
Michael Baker	47,977	-	-	-	-	-	-	27,250		75,227
Other Key Management
David Mozley	304,095	-	28,148	-	-	6,424	-	277,010	-	615,677
Vittorio Puppo	699,415	205,556	73,941	49,784	-	18,296	35,792	481,728	35,792	1,600,304
Thomas Tulip	335,680	-	-	-	-	-		243,514	-	579,194
Total Compensation	2,661,027	656,844	249,628	61,557	380,731	126,648	125,865	2,370,216	133,677	6,766,193

●	Benefits relate to the healthcare benefits provided to U.S. based employees per their employment agreements.

●	401k amounts are retirement benefits that are part of the U.S. employment contracts.

●	Ian Turner received A$304,640 for additional services on normal commercial terms. This includes business, market and technical consultancy services in the field of nuclear medicine.

●	Dr. Leila Alland received A$76,091 for additional services on normal commercial terms.

●

The Company has entered an agreements to pay Mr Riccardo Canevari a total of €399,999 in cash and €399,999 in shares for forfeiture of long-term incentives with his former employment. The amortizing of the expense is cumulative and vests over the service period on three separate vesting dates, being September 13, 2022, 2023 and 2024. The above amounts include what the company has recognized as payable at June 30, 2024.

●

The Company has entered an agreement to pay Mr Vittorio Puppo a total of US$87,500 in cash and US$87,500 in shares for forfeiture of long-term incentives with his former employment. The amortizing of the expense is cumulative and vests over the service period on three separate vesting dates, being June 1, 2023, 2024 and 2025. The above amounts include what the company has recognized as payable at June 30, 2024.

●	Cash bonus includes the amount paid or accrued in the year ended June 30, 2024 in relation to fiscal 2024 performance as follows:

●

Paul Hopper received a A$74,250 (90% achievement) performance bonus for fiscal 2024 (accrued, approved by the board in fiscal 2025). The bonus was for meeting performance milestones (increasing shareholder value, and driving the development our assets).

●

Riccardo Canevari received a A$377,038 (90% achievement) performance bonus for fiscal 2024 (accrued, approved by the board in fiscal 2025). The bonus was for meeting performance milestones (enhancing the group’s pipeline, and driving the development of our assets).

●

Vittorio Puppo received a A$205,556 (74% achievement) performance bonus for fiscal 2024 (accrued, approved by the board in fiscal 2025). The bonus was for meeting performance milestones (enhancing the group’s pipeline, and driving the development of our assets).

Agreement with Kilinwata

In February 2021, Radiopharm entered into an agreement with Kilinwata Investments Pty Ltd (“Kilinwata”), an entity controlled by Paul Hopper, as trustee for the Life Science Portfolio Managers Trust. Under the agreement, Kilinwata agreed to ensure that Paul Hopper provides services as Executive Chairman of the Company. The Company has agreed to pay Kilinwata a fee of A$20,833 per month which is reviewed annually, plus a 33% bonus according to agreed performance targets. The Company has the right to terminate Mr. Hopper’s appointment by providing a 12-month notice to Kilinwata. Mr. Hopper is also entitled to options with details to be agreed and subject to shareholder approval.

Agreement with Acclime

In February 2021, we entered into an engagement letter with CFO Solution HQ Pty Ltd, which was acquired by Acclime Corporate Services Australia Pty Ltd in 2023 (“Acclime”). In May 2025, we entered into a new retainer agreement with Acclime. Under the terms of the agreement, Acclime has agreed to provide 283 days per annum of company secretarial services, CFO and statutory reporting, accounting and financial management, book-keeping services and payroll processing. We have agreed to pay A$31,833.33 per month for such services and we agreed to pay fees on a time-spent basis for other services that Acclime is asked to provide. The agreement may be terminated by either party for cause by providing a 3-month written notice to the other party.

Other key personnel have individual service agreements as follows:

Riccardo Canevari	Chief Executive Officer and Managing Director

Agreement commenced:	September 13, 2021

Details	The employment agreement has no fixed term. Each party can terminate at will by giving 3-months written notice. However, if the termination is for cause, no notice is required.

Base salary	US$555,000 per year.

Bonus	50% of base salary.

Forfeiture Payments	The company has agreed to pay Mr. Riccardo Canevari a total of €399,999 in cash and €399,999 in shares for forfeiture of long-term incentives with his former employment. The expense is cumulative and vests over the service period on three separate vesting dates, and specifically September 13, 2022, 2023 and 2024.

Dimitris Voliotis	Chief Medical Officer

Agreement commenced:	August 20, 2024

Details	The employment agreement has no fixed term. Each party can terminate at will by giving 30-days written notice.

Base salary	US$475,000 per year.

Bonus	40% of base salary.

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

	Fixed remuneration		At risk - STI		At risk - LTI
Name	2025%	2024%	2025%	2024%	2025%	2024%
Directors
Riccardo Canevari	51	45	13	14	36	41
Paul Hopper	58	52	16	16	26	32
Ian Turner	75	75	-	-	25	25
Noel Donnelly	52	-	-	-	48	-
Hester Larkin	57	69	-	-	43	31
Leila Alland	74	82	-	-	26	18
Phillip Hains	-	-	-	-	100	100
Other KMP
Dimitris Voliotis	80	-	20	-	-	-
Vittorio Puppo	100	55	-	13	-	32
Thom Tulip	52	58	-	-	48	42

Omnibus Incentive Plan

We have a long-term incentive plan known as Omnibus Incentive Plan. Certain eligible participants under the Omnibus Incentive Plan may receive ordinary shares, options or rights.

The vesting of shares, options or rights may be subject to the satisfaction of service-based conditions and performance hurdles which, when satisfied, will allow eligible participants to receive shares or vested options or rights which are exercisable over shares. Awards of fully paid ordinary shares, options, performance rights and share appreciation rights can be made under the Omnibus Incentive Plan.

Shares can be granted to eligible participants (which include directors, employees, contractors and consultants) under a free grant (receiving an allocation of shares, options or rights for no consideration) or salary contribution agreement. An option confers a right to acquire a share during the exercise period, subject to the satisfaction of any vesting conditions, the payment of the exercise price for the option (including through a cashless exercise facility) set out in the offer, and otherwise in the manner required by the Board and specified by the offer. A performance right confers an entitlement to be issued, transferred or allocated one share after the vesting date, subject to any disposal restrictions, the satisfaction of the vesting conditions, and any other requirements contained in the offer. A share appreciation right confers an entitlement to be issued, transferred or allocated the number of shares calculated under the terms of the Omnibus Incentive Plan after the vesting date, subject to any disposal restrictions, the satisfaction of the vesting conditions and any other requirement contained in the offer. The Board may decide, in its absolute discretion to substitute the issue, transfer of allocation of these securities for the payment of a cash amount.

The Board may amend the Omnibus Incentive Plan in any manner it decides subject to Rule 17.2 of the Omnibus Incentive Plan, which prohibits the Board from making any amendment to the Omnibus Incentive Plan that would have the effect of materially adversely affecting or prejudicing the rights of any participant holding awards. The Omnibus Incentive Plan may be terminated or suspended at any time by the Board and that termination or suspension will not have any effect on or prejudice the rights of any participant holding awards at that time. The Board must not grant shares, options, performance rights and share appreciation rights under the Omnibus Incentive Plan if the number of shares that could be exercised in aggregate would exceed 5% of the total number of the Company’s ordinary shares on issue at the date of the grant.

Ordinary Share holdings

As at June 30, 2025, the number of ordinary shares held by our directors and officers were as follows:

	Balance at June 30, 2024[1]	Granted as remuneration	Received on exercise of options	Other changes[2]	Balance at June 30, 2025[3]
Ordinary shares
Riccardo Canevari	9,653,584	7,776,402	-	3,750,000	21,179,986
Paul Hopper	94,221,428	-	-	53,500,000	147,721,428
Ian Turner	871,428			8,383,864	9,255,292
Hester Larkin	94,247	-	-	550,000	644,247
Leila Alland	71,740	-	-	1,000,000	1,071,740
Phillip Hains	6,256,632	-	-	9,700,000	15,956,632
Noel Donnelly	-	-	-	-	-
Dimitris Voliotis	-	-	-	-	-
Vittorio Puppo	-	-	-	-	-
Thom Tulip	1,000,000	-	-	-	1,000,000
Total ordinary shares	112,169,059	7,776,402	-	76,883,864	196,829,325

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

3.	For former KMP, the balance is as at the date they cease being KMP.

Option holdings

2025	Balance at start of the year[1]	Granted as remuneration	Exercised	Other changes[2]	Balance at end of the year[3]	Vested and exercisable
Options
Riccardo Canevari	29,824,013	79,250,286	-	1,875,000	110,949,299	34,578,306
Paul Hopper	9,017,518	8,000,000	-	27,500,000	44,517,518	34,289,913
Ian Turner	5,072,946	12,040,404	-	1,875,000	18,988,350	5,429,942
Hester Larkin	1,900,002	8,000,000	-	275,000	10,175,002	2,175,002
Leila Alland	1,900,002	8,000,000	-	500,000	10,400,002	2,400,002
Phillip Hains	3,983,562	8,000,000	-	4,850,000	16,833,562	8,833,562
Noel Donnelly	-	8,000,000	-	-	8,000,000	-
Dimitris Voliotis	-	-	-	-	-	-
Vittorio Puppo	8,281,848	-	-	-	8,281,848	1,758,574
Thom Tulip	7,701,408	-	-	-	7,701,408	1,722,518
	67,681,299	131,290,690	-	36,875,000	235,846,989	91,187,819

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

3.	For former KMP, the balance is as at the date they cease being KMP.

Options holdings

As at June 30, 2025, the numbers of options held by our directors and officers were as follows. Each option grants the right to receive one fully paid ordinary share in Radiopharm.

	Balance at June 30, 2024	Exercise price A$	Expiration date	Other changes*	Balance at June 30, 2025
Options
Riccardo Canevari **	8,666,678	0.60	November 25, 2026	-	8,666,678
Riccardo Canevari **	12,505,088	0.17	June 30, 2027	-	12,505,088
Riccardo Canevari	1,225,352	0.20	November 30, 2026	-	1,225,352
Riccardo Canevari **	7,426,895	0.112	July 1, 2028	-	7,426,895
Riccardo Canevari	-	0.060	August 24, 2026	1,875,000	1,875,000
Riccardo Canevari **	-	0.060	September 30, 2026	24,000,000	24,000,000
Riccardo Canevari **	-	0.041	June 30, 2029	55,250,286	55,250,286
Paul Hopper **	4,210,329	0.17	June 30, 2027	-	4,210,329
Paul Hopper	3,571,428	0.20	November 30, 2026	-	3,571,428
Paul Hopper **	1,235,761	0.112	July 1, 2028	-	1,235,761
Paul Hopper	-	0.060	August 24, 2026	27,500,000	27,500,000
Paul Hopper **	-	0.060	September 30, 2029	8,000,000	8,000,000
Ian Turner **	1,900,002	0.60	November 25, 2026	-	1,900,002
Ian Turner **	1,651,510	0.17	June 30, 2027	-	1,651,510
Ian Turner	70,422	0.20	November 30, 2026	-	70,422
Ian Turner **	1,451,012	0.112	July 1, 2028	-	1,451,012
Ian Turner	-	0.060	August 24, 2026	1,875,000	1,875,000
Ian Turner **	-	0.041	June 30, 2029	4,040,404	4,040,404
Ian Turner **	-	0.060	September 30, 2029	8,000,000	8,000,000
Noel Donnelly(1) **	-	0.060	September 30, 2029	8,000,000	8,000,000
Hester Larkin **	1,900,002	0.60	November 16, 2026	-	1,900,002
Hester Larkin	-	0.060	August 24, 2026	275,000	275,000
Hester Larkin **	-	0.060	September 30, 2029	8,000,000	8,000,000
Leila Alland **	1,900,002	0.60	November 16, 2026	-	1,900,002
Leila Alland	-	0.060	August 24, 2026	500,000	500,000
Leila Alland **	-	0.060	September 30, 2029	8,000,000	8,000,000
Phillip Hains **	1,900,002	0.60	November 25, 2026	-	1,900,002
Phillip Hains	2,083,560	0.20	November 30, 2026	-	2,083,560
Phillip Hains	-	0.060	August 24, 2026	4,850,000	4,850,000
Phillip Hains **	-	0.060	September 30, 2029	8,000,000	8,000,000

Total options	51,698,043			168,165,690	219,863,733

*	The column “Other changes” includes option holdings granted as remuneration up to June 30, 2025.
**	All options issued under ESOP have vesting conditions that are based on the achievement of service milestones, which are achieved if the holder remains with the company until the date is reached.
(1)	Noel Donnelly was appointed as Director on October 1, 2024.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Shares under options and performance rights

(a) Unissued ordinary shares

Unissued ordinary shares of Radiopharm Theranostics Limited under options at the date of this report are as follows:

Date options issued	Expiry date	Issue price of shares ($)		Number under options
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120
2020-10-29	2024-11-13		0.12	7,900,000
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000
2021-10-26	2025-10-26		0.25	500,000
2022-06-27	2026-06-27		0.12	1,430,000
2023-11-21	2027-11-21		0.25	1,000,000
2024-06-19	2028-06-19		0.13	1,000,000
Total				14,506,120

(b) Shares issued on the exercise of options

No ordinary shares of Radiopharm Theranostics Limited were issued during the year ended 30 June 2025 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Radiopharm Theranostics Limited has paid a premium in respect of a contract to insure the directors and officers of the group against a liability to the extent permitted by Corporations Act 2001.

(b) Indemnity of auditors

The group has not otherwise, during or since the end of the financial year, except to the extent permitted by law, indemnified or agreed to indemnify any current or former auditor of the group against a liability incurred as such by an auditor.

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the group, or to intervene in any proceedings to which the group is a party, for the purpose of taking responsibility on behalf of the group for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the group with leave of the Court under section 237 of the Corporations Act 2001.

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2025 is included in Exhibit 23.2 of this annual report on Form 20-F.

Rounding of amounts

The company is of a kind referred to in Australian Securities and Investments Commission (“ASIC”) Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the group’s 2025 Corporate Governance Statements can be found on its website at www.radiopharmtheranostics.com.au.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Paul Hopper
Executive Chairman
Sydney
September 16, 2025

C. Board Practices

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of six directors, including four non-executive directors, of which one is the Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than the Managing Director, must not hold office for more than three years or beyond the third annual general meeting following his appointment (whichever is the longer period) without submitting himself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting (“AGM”) when he or she shall be eligible for election.

The appointment and expiration dates of each director in office on June 30, 2025, is as follows:

Name	Position	Year first appointed	Current term expires
Riccardo Canevari	Managing Director & CEO	2021	—(1)

Paul Hopper	Executive Chairman	2021	2025(2)
Ian Turner	Non-Executive Director	2021	2027(2)
Hester Larkin	Non-Executive Director	2022	2025(2)
Leila Alland	Non-Executive Director	2022	2025(2)
Phillip Hains	Executive Director	2024	2027(2)
Noel Donnelly	Non-Executive Director	2024	2027(2)

(1)	In accordance with our Constitution and Australian market practice, the Managing Director’s appointment is not subject to expiration.
(2)	Term expires on the date of the AGM for that year. Our constitution provides that at least one director has to be reappointed after three years from their appointment

Corporate Governance

ASX Corporate Governance Principles

In Australia, there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and, in some instances, trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to attach a copy of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the Recommendations except where otherwise stated in our periodic disclosures on ASX.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors. Our Board of Directors has determined that each of Ian Turner, Hester Larkin, Noel Donnelly and Leila Alland qualifies as an independent director under the requirements of the ASX.

Our Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors meets regularly and independent directors are expected to attend all such meetings.

Audit Committee.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee consists of three board members: Ian Turner, Hester Larkin and Noel Donnelly. Noel Donnelly is the Chairman of the Audit Committee. The audit committee meets at least two times per year.

Nasdaq Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company. Our board of directors has determined that Noel Donnelly is a “financial expert” for purpose of these rules. In addition, our board of directors has determined that Hester Larkin and Noel Donnelly meet the criteria for independence of audit committee members as set forth in SEC and Nasdaq rules. While Ian Turner is not independent under the applicable rules of the SEC and Nasdaq, the Board of Directors has determined that his appointment as a member of the audit committee is in the best interest of Radiopharm and its shareholders and, in accordance with Nasdaq Listing Rule 5605(c)(2)(B), he may serve on the audit committee no longer than two years.

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee is comprised of non-executive directors and currently consists of the following: Hester Larkin and Leila Alland.

The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling Radiopharm to attract and retain key talent;

●	aligned to Radiopharm’s strategic and business objectives and the creation of shareholder value;

●	transparent and easily understood; and

●	acceptable to shareholders.

Corporate Governance Requirements under Nasdaq listing rules.

As Radiopharm is incorporated in Australia, we are allowed to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements under the rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

●	Nasdaq requirement under Rule 5605(d) that a compensation committee be constituted — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a compensation committee. While we have a remuneration (compensation) committee, given differences between ASX and Nasdaq rules, we expect to rely on an exemption from the requirement to constitute a compensation committee under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5605(e) that a nominations committee be constituted — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a nominations committee. While we have a nominations committee, given differences between ASX and Nasdaq rules, we expect to rely on an exemption from the requirement to constitute a nominations committee under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two or more persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia. According to our Constitution, a resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded under which every ordinary shareholder present in person or by proxy has one vote for every ordinary share held. Under our Constitution, a poll may be demanded by the chairman, at least five members entitled to vote on the resolution; or by members with at least 5% of the votes that may be cast on the resolution on a poll. In a show of hands voting, votes may be cast via proxies. See the risk factor “Our quorum requirements to vote at a shareholders meeting and our voting procedures may not protect our shareholders interests” for further considerations on voting by proxy in show of hands voting.

●	Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present — The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

●	The requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Remuneration and Nomination Committee, which is operated according to the listing rules and regulations of the ASX, and we will comply with such rules.

●	The requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

Indemnification of Directors and Officers

Our Constitution provides that, we must indemnify a person who is, or has been, a director or an officer of our company or a subsidiary, to the full extent permissible by law, out of our property against any liability incurred by such person as a director or an officer in defending proceedings, whether civil or criminal, and whatever their outcome.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been a director or an officer of our company or one of our subsidiaries against any liability:

●	incurred by the person in his or her capacity as a director or an officer of our company or a subsidiary of our company, and

●	for costs and expenses incurred by that person in defending proceedings relating to that person acting as a director or an officer of our company or a subsidiary of our company, whether civil or criminal, and whatever their outcome.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

Consistent with the Corporations Act, we have entered into standard deeds of indemnity agreements with each of our directors pursuant to which we indemnify each director against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings and maintain directors’ and officers’ insurance cover in favor of the respective directors for seven years after they cease to be directors.

D. Employees

As of June 30, 2025, we had 14 employees. Of these employees, 13 were employed in research and development and 1 in general management and administration. As of June 30, 2025, 1 employee was employed in the United Kingdom, 1 employee was employed in Australia and 12 employees were employed in the United States.

Each of our full-time employees has entered into an agreement with an unlimited term. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to six months’ notice without cause (as set out in the relevant employee’s contract of employment).

E. Share Ownership

For a description of arrangements involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company, see “Item 6. Directors, Senior Management and Employees—B. Compensation—“Employee Share Option Plan” and “Performance Rights Plan.”

Ownership of Senior Management and Directors

The following table sets forth certain information as of June 30, 2025, regarding the ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The percentages shown are based on 2,364,949,502 ordinary shares issued and outstanding as of June 30, 2025.

Name	Number of Ordinary Shares Owned	Percentage of Ownership
Riccardo Canevari	21,179,986	*
Paul Hopper(1)	147,721,428	6.25
Ian Turner	9,255,292	*
Hester Larkin	644,247	*
Leila Alland	1,071,740	*
Phillip Hains	15,956,632	*
Dimitris Voliotis	-	-
Noel Donnelly	-	-
All directors and executive officers as a group (9 persons) –	195,829,325	8.28%

*	Less than 1% ownership.
(1)	Paul Hopper holds (i) 53,900,000 ordinary shares in Radiopharm directly, (ii) 3,571,428 ordinary shares in Radiopharm through Kilinwata Investments Pty Ltd (“Kilinwata”), a controlled entity of which Paul Hopper is a director, and (iii) 90,000,000 ordinary shares in Radiopharm through Kilinwata via J.P. Morgan Nominees Australia Pty Limited. Additionally, the total number of ordinary shares includes beneficial ownership of 250,000 ordinary shares owned directly by his wife Deborah Coleman.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable. The Company adopted a clawback policy in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Exchange Act Rule 10D-1 and Nasdaq Listing Rule 5608. The clawback policy is attached as Exhibit 97.1 to this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents the beneficial ownership of our ordinary shares based on 2,364,949,502 ordinary shares outstanding at June 30, 2025, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.

In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and warrants held by the person or entity that are currently exercisable, or exercisable within 60 days of June 30, 2025. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percentage
Paul Hopper(1)	149,221,428	6.90%
Regal Funds Management Pty Ltd(2)	172,634,988	7.30%
JPMorgan Chase & Co.	174,583,414	7.48%
Lantheus Omega, LLC	282,958,513	12.12%

(1)	Paul Hopper holds (i) 55,400,000 ordinary shares in Radiopharm directly, (ii) 3,571,428 ordinary shares in Radiopharm through Kilinwata Investments Pty Ltd (“Kilinwata”), a controlled entity of which Paul Hopper is a director, and (iii) 90,000,000 ordinary shares in Radiopharm through Kilinwata via J.P. Morgan Nominees Australia Pty Limited. Additionally, the total number of ordinary shares includes beneficial ownership of 250,000 ordinary shares owned directly by his wife Deborah Coleman.
(2)	Regal Funds Management Pty Ltd is controlled by Regal Partners Limited

As of June 30, 2025, there were 2,346 holders of record of our ordinary shares, of which 24 had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees.

The following is a summary of significant changes in the percentage ownership of major shareholders during the past three fiscal years.

In June 2025, Regal purchased 90,909 ADR’s increasing its ownership to represent 7.30% of the total outstanding ordinary shares.

In January 2025, Lantheus purchased 133,000,000 ordinary shares, increasing its ownership to represent 11.96% of the total outstanding ordinary shares. JP Morgan Chase & Co. also decreased their ownership by 3,002,559 shares to represent 7.38% of the total outstanding ordinary shares.

In July 2024, Regal Funds Management Pty Ltd purchased 75,246,901 ordinary shares and in August 2024 increased their holding to 160,080,333. In July 2024, JPMorgan Chase & Co. purchased 54,060,030 ordinary shares and in August 2024 purchased 40,000,000 ordinary shares. In August 2024, JPMorgan Chase & Co. increased its ownership to 177,585,973 ordinary shares, representing 8.54% of the total outstanding ordinary shares.

In August 2024, UBS Securities purchased 114,376,345 ordinary shares. In September 2024, UBS Securities decreased to less than 5% as a result of a sale of ordinary shares.

In August 2024, Lantheus purchased 149,625,180 ordinary shares.

In April 2022, Paul Hopper increased his ownership from 90,400,000 ordinary shares to 90,650,000 ordinary shares. In July 2024, Mr. Hopper’s ownership percentage decreased to 8.9% as a result of dilution following the completion of a capital raising by Radiopharm. In August 2024, Mr. Hopper’s ownership decreased to less than 5% as a result of another capital raising. In September 2024, Mr. Hopper increased his ownership to 149,221,428 ordinary shares, representing 6.87% of the total outstanding ordinary shares.

In February 2022, NanoMab increased its ownership from 21,111,111 ordinary shares to 26,999,909 ordinary shares. In March 2022, NanoMab increased its ownership from 26,999,909 ordinary shares to 28,295,131 ordinary shares. In July 2024, Nanomab’s ownership percentage decreased to 3.2% as a result of dilution following the issuance by Radiopharm to institutional and professional investors of 597,130,727 ordinary shares at a price of A$0.04 per share with one free-attaching option per two ordinary shares issued at an exercise price of A$0.06 per option.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Radiopharm. All shareholders have the same voting rights.

B. Related Party Transactions

The following is a description of our related party transactions since July 1, 2022.

In fiscal 2021, Paul Hopper (our Chairman) loaned A$69,000 to Radiopharm to fund working capital in the Company at the time of inception. In fiscal 2022, the Company repaid the entire loan.

In fiscal 2023 there were no related party transactions.

In fiscal 2024, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to A$605,390. Mr. Hains, a Director of Acclime Australia, is Radiopharm’s Chief Financial Officer and has been a Director of Radiopharm since March 2024.

In fiscal 2024, Paul Hopper and Phillip Hains loaned A$2.2 million to Radiopharm to support its operations prior to the launch of a capital raise in June 2024. The loans were fully repaid in June 2024.

In fiscal 2025, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to A$415,909. Mr. Hains, a Director of Acclime Australia, is Radiopharm’s Chief Financial Officer as well as a Director.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2025, 2024 and 2023 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit reports of Grant Thornton Audit Pty Ltd as of June 30, 2025, 2024 and 2023 are included therein immediately preceding the financial statements.

Legal Proceedings

We are not involved in any legal or arbitration proceedings that could have a material adverse impact on our financial position or profitability. We are not currently involved in any governmental proceedings and, to our knowledge, none are contemplated.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant. There is no assurance that dividends will ever be paid. See “Special Note Regarding Forward Looking Statements”.

B. Significant Changes

No significant changes occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs trade on the Nasdaq Capital Market under the symbol “RADX” and our ordinary shares trade on the ASX under the symbol “RAD”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed and traded on the ASX, under the symbol “RAD”.

Our ADSs, each representing 300 of our ordinary shares, are listed on the Nasdaq Capital Market under the symbol “RADX”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

Our constituent document is a Constitution. The Constitution is subject to the terms of the Listing Rules of ASX Limited and the Corporations Act 2001. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Purposes and Objects

As a public company we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of our company except any powers that the Corporations Act or the constitution attributes to the Company.

Interested Directors

According to our constitution, if a Director discloses his or her interests in a matter that is being considered by the Board, in accordance with the Corporations Act, the director may (i) contract or make an arrangement with the Company, or a related body corporate of the Company or a body corporate in which the Company is interested, in any matter in any capacity, (ii) be counted in a quorum for a meeting of Directors considering the contract or arrangement provided that such Director is entitled to vote on at least one of the resolutions proposed at the same meeting, (iii) vote on whether the Company enters into the contract or arrangement, and on any matter that relates to the contract or arrangement, (iv) or witness the affixing of the common seal of the Company to, any document in respect of the contract or arrangement, (v) retain the benefits under the contract or arrangement. A director who has a material personal interest in a matter that is being considered by the directors must not be present at a meeting while the matter is being considered nor vote on the matter, except where permitted by the Corporations Act.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ compensation

Our directors are paid remuneration for their services as directors. The total amount of remuneration given to all directors for their services as directors must not exceed in aggregate in any financial year the amount fixed by the company in general meeting. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution.

Remuneration payable to the director may be given in the manner as the directors decide, including by way of non-cash benefit, such as a contribution to a superannuation fund. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our Constitution, any director who devotes special attention to the business of the company, or who performs services that in the opinion of our board of directors, are outside the scope of the ordinary duties of a director, or who at the request of the directors engages in any journey on the business of the company, may be paid extra remuneration, which is determined by our board of directors.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us all travelling and other expenses incurred by the directors in attending to the company’s affairs, including attending and returning from general meetings of the company, meetings of the directors or committee meetings of the directors.

In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our board of directors subject to the limits set out in the Corporations Act and the ASX Listing Rules which broadly restrict our ability to pay our officers a termination benefit in the event of a change of control of the Company or our subsidiaries as well as impose requirements for shareholder approval to be obtained to pay certain retirement benefits to our officers.

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Thus, our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, each director, other than the managing director, must not hold office for more than three years or beyond the third annual general meeting following his or her appointment (whichever is longer). Further, at least one director is required to retire by rotation at each annual general meeting (such director being the director who has been longest in office since their last election). Directors who retire by rotation are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights Attached to Our Ordinary Shares

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to our ordinary shares are as follows:

Dividend Rights.

The directors may declare that a dividend be paid to the members according to the shareholders’ pro rata shareholdings and the directors may fix the amount, the time for payment and the method of payment. No dividend is payable except in accordance with the Corporations Act as amended from time to time and no dividend carries interest as against the Company.

Voting Rights.

Subject to the Constitution, at a general meeting, each shareholder has one vote on a show of hands and in the circumstance where the voting is carried out on a poll, each shareholder present has one vote for each fully paid ordinary share and a fraction of a vote equivalent to the proportion which the amount is paid up for any shares that is not fully paid Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for a general meeting of shareholders consists of at least any two shareholders present in person and entitled to vote on a resolution at the meeting. According to our Constitution, a resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded under which every ordinary shareholder present in person or by proxy has one vote for every ordinary share held. Under our Constitution, a poll may be demanded by the chairman, at least five members entitled to vote on the resolution; or by members with at least 5% of the votes that may be cast on the resolution on a poll.

A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place unless otherwise decided by the directors present at the meeting. At the reconvened meeting, the required quorum consists of any two members present in person. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the meeting.

An ordinary resolution of shareholders requires approval by a majority of votes cast by shareholders present at the meeting in person, by proxy, attorney or representative. Under our Constitution, the Corporations Act and the ASX Listing Rules, certain matters must be passed by way of a special resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution and present at the meeting in person, by proxy, attorney or representative. Matters which are not required to be passed by special resolution are required to be passed by ordinary resolution.

Rights in Our Profits.

Subject to the share classes and the rights attached to each class of shares, our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the Event of Liquidation.

Subject to the Constitution and the terms of issue of any shares or classes of shares, in the event the company is wound up, after satisfaction of debts and liabilities to creditors and any costs, charges or expenses incurred for the winding up, our assets will be divided and distributed among the shareholders to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares. The distribution to any shareholder of any partly paid share must be reduced by the unpaid amount as at the date of distribution. This right may be affected by the grant of preferential dividend or distribution rights to the shareholders of preference shares, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Directors may make calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment, require a call to be paid by instalments and revoke or postpone a call. The company must give notice of a call at least 30 business days (or any longer period required by the Listing Rules) before the amount called is due, specifying the time and place of payment.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Our directors must convene an annual meeting of shareholders at least once every calendar year. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by a directors’ resolution or as otherwise provided in the Corporations Act.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of shares in our company.

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregated with securities issued by our company during the previous 12-month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12-month period. Other allotments of securities require approval by an ordinary resolution of shareholders.

C. Material Contracts

License Agreement with NanoMab

In July 2021, Radiopharm entered into a license agreement with NanoMab Technology Limited (“NanoMab”). Under the terms of the agreement, NanoMab granted Radiopharm the exclusive worldwide, sub-licensable right to patents regarding Anti-HER2 Nanobody, anti-TROP2 Nanobody and anti-PTK-7 Nanobody and a non-exclusive license to certain related know-how connected to the patents licensed.

Subject to the filing of the Anti-TROP-2 patent, Radiopharm paid an upfront payment of US$12.5 million partly in cash and shares to NanoMab for the license of the Anti-HER-2, Anti-TROP-2 and Anti-PTK7 antibodies, an upfront payment up to US$12.5 million. Additionally, Radiopharm is required to pay NanoMab up to US$11.5 million upon the achievement of the several therapeutic milestones and single-digit royalty rates of Radiopharm’s net sales of each patented licensed product subject to a valid claim.

The agreement is effective, on a country-by-country and product-by-product developed under the agreement basis, until the later of the fifth anniversary of the expiration of the last licensed patents or 5 years after expiring of any exclusivity, or price, reimbursement protection. The expected expiry date of the last-to-expire patent is 2041. In addition, the agreement may be terminated by either party for cause or by Radiopharm at will by giving 90 days’ written notice.

Amended License Agreement with NanoMab

In August 2021, Radiopharm entered into an amendment to the License Agreement with NanoMab for the additional licensing to Radiopharm of the anti-PDL-1 patent relating to nanobodies and coding sequences.

In addition to the amounts payable under the first agreement, Radiopharm must pay NanoMab an upfront payment up to US$2.0 million. Additionally, Radiopharm is required to pay NanoMab up to US$6.5 million upon the achievement of the several development milestones in connection with the PDL-1 therapeutic product.

IP Assignment Agreement with NanoMab and NanoMab UK

In January 2022, Radiopharm entered into an assignment agreement with NanoMab and NanoMab (UK) Limited (“NanoMab UK”) pursuant to which NanoMab and NanoMab UK assigned their entire worldwide legal and beneficial rights in the Anti-HER2 Nanobody, anti-TROP2 Nanobody and anti-PTK-7 Nanobody patents and know-how (which includes pre-clinical and proof-of-concept data) to Radiopharm.

As consideration for the assignment, Radiopharm shall pay to NanoMab ordinary shares equivalent to US$0.5 million based of ordinary shares.

License Agreement with TRIMT

In July 2021, Radiopharm entered into an exclusive license agreement with TRIMT GmbH (“TRIMT”) for the 68Ga-Trivehexin technology. Under the terms of the agreement, TRIMT granted to Radiopharm the exclusive royalty-bearing and sublicensable right and license to the patent rights regarding Cyclic peptides and their conjugates for addressing alpha-v-beta-6-integrin in vivo and any other associated patent rights for all diagnostic and radiotherapeutic applications in the United States, Japan, Hong Kong, China and Australia. Radiopharm was also granted a non-exclusive, cost-free right and license for non-commercial research purposes to specific radionuclides for all diagnostic and radiotherapeutic applications. TRIMT retained rights with respect to the patents subject of the agreement with respect to countries other than those for which the patents were licensed to develop, use, offer for sale, sell, and otherwise commercialize in any manner whatsoever clinical products.

Radiopharm paid US$10 million as an upfront fee, partly in cash and in shares. Radiopharm shall pay TRIMT up to US$90 million upon achievement of the several development milestones and single-digit royalty rates on net sales of products covered by the licensed patents.

The agreement will expire, on a country-by-country and product-by-product developed under the agreement basis, at the later of (i) the fifth year after the last to expire patent right; or (ii) five years after expiring of any exclusivity (e.g. data/market exclusivity), or price, or reimbursement protection (e.g. orphan drug exclusivity in the United States); or (iii) ten years after the first commercial sale of a licensed product in the respective country. The expected expiry date of the last-to-expire patent is 2041. The agreement may also be terminated if the head license between TRIMT and Bayerische Patentallianz GmbH is terminated, and by either party for cause. In addition, Radiopharm may terminate the agreement at will upon delivering written notice.

License Agreement with Diaprost and Fredax

In September 2021, Radiopharm entered into a license agreement with Diaprost AB (“Diaprost”) and Fredax AB (“Fredax”), a company related to Diaprost, for the development of antibodies used in diagnostics, prognostics and therapeutics for prostate cancer. Under this agreement, Fredax granted Radiopharm an exclusive, worldwide, sublicensable license of patent rights regarding antibody polypeptides and their uses. Diaprost granted Radiopharm an exclusive worldwide sublicensable sublicense of patent rights regarding antibody polypeptides and their uses.

Radiopharm has paid US$7 million in upfront fees. In addition, under the agreement, Radiopharm will pay Diaprost an aggregate amount equal to US$122 million upon achievement of several therapeutic clinical development and regulatory approval milestones as well as royalties upon entering into any sub-licensing agreement that are based upon industry standard royalty rates. For further details, please see Note 13(b) to our fiscal 2025 audited financial statements in this Annual Report.

The agreement will be effective until the later of five years following the date of the last-to-expire patent right, whose expiration date is expected to be March 13, 2037 and the achievement of all milestone and completion of payments due. The agreement will be terminated if the license agreement between Diaprost and Memorial Sloan Kettering Cancer Center is terminated. Diaprost retained the right to terminate the sublicense if Radiopharm does not achieve certain milestones within the time specified in the agreement. The parties retain the right to terminate the agreement for cause, and Radiopharm retains the right to terminate the agreement at will upon delivery of prior written 90-day notice.

Amendment to License Agreement with Diaprost and Fredax

In March 2025, Radiopharm signed an amendment with Diaprost and Fredax to increase the payment of Milestone Event 4 to US$12,500,000 which US$11,750,000 will be payable in cash and US$750,000 will be payable in shares of Radiopharm. All other amendments were minor in nature and had no monetary value.

License Agreement with Cancer Research Technology

In October 2021, Radiopharm entered into a license agreement with Cancer Research Technology Limited (“CRT”) for the 18F-FPIA Imaging Agent. Under the terms of the agreement, Radiopharm was granted the exclusive, sublicensable, world-wide and royalty-bearing right to develop and commercialize 18F-FPIA Imaging Agent in the field of diagnosis, imaging, prevention and treatment of disease relating and know-how that related to the licensed patents.

Radiopharm shall pay CRT up to £35.8 million upon achievement of the certain development milestones and single-digit royalty rates on net sales of products covered by the licensed rights. Radiopharm paid £180,000 as upfront fees.

The agreement will expire on a country-by-country and licensed product-by-licensed product basis on the latter of (i) the date on which all valid claims covering the licensed products are expired, finally revoked, withdrawn, abandoned or finally disallowed, in each case, without the possibility of appeal or refiling of the claim, and expiry of the fifth year after the last to expire patents or five years after expiring of any exclusivity, or price, reimbursement protection; or (ii) ten years after the first commercial sale of a licensed product. The expected expiry date of the last-to-expire patent is 2035. The agreement may be terminated by either party for cause. Radiopharm has the right to terminate the agreement at will upon providing a 90-day notice.

Sublicense Agreement with NeoIndicate

In June 2022, Radiopharm entered into a sublicense agreement with NeoIndicate LLC (“NeoIndicate”) pursuant to which NeoIndicate granted an exclusive, worldwide sublicensable sublicense to Radiopharm for certain parent rights concerning imaging and theranostics uses of molecular agents targeting cell surface receptor PTPmu developed by Case Western Reserve University (“CWRU”). Radiopharm has paid US$70,000 in upfront fees. In addition, under the terms of the agreement, Radiopharm will pay NeoIndicate an annual license maintenance fee in an amount that is less than the upfront fee and up to US$278.3 million upon achievement of the certain development milestones and single-digit royalty rates on net annual sales of licensed products in the relevant fiscal year. For further details, please see Note 13(e) to our fiscal 2025 audited financial statements in this Annual Report.

The term of the agreement shall conclude on the later of the end of 20 years from the effective date of the license agreement between CWRU and NeoIndicate, or on the expiration date of the last-to-expire patent covered by the agreement, or on the expiration date of the last-to-expire market exclusivity period. The expected expiry date of the last-to-expire patent 2037. Radiopharm may terminate the agreement by giving 60 days written notice to NeoIndicate. NeoIndicate retained the right to terminate the agreement if certain milestone developments are not achieved within the deadlines specified in the agreement.

Stock Purchase Agreement with Pharma15 and its selling stockholders

In March 2023, Radiopharm and Radiopharm Theranostics (USA) Inc. entered into a Stock Purchase Agreement with Pharma 15 and its stockholders. Under the terms of the agreement, our wholly-owned subsidiary Radiopharm Theranostics (USA) Inc. acquired 100% of Pharma15’s outstanding shares of common stock. As consideration, we agreed to pay US$4 million, as adjusted for any assets or liabilities held by Pharma15 and transaction expenses. In particular, we agreed to pay (i) at closing, US$1 million in cash and an amount of Radiopharm ordinary shares equivalent to US$1 million and (ii) post-closing, US$1 million in cash and an amount of Radiopharm ordinary shares equivalent to US$1 million. The closing occurred on March 6, 2023.

In addition, upon any grant of an IND by the FDA for a therapeutic product derived from or in connection with the Dual Action LRRC15 targeting antibody (DUNP19) technology in combination with an alpha or beta emitter isotope like Lutetium-177 and Actinium-225, we agreed to pay US$2.3 million to the selling stockholders of Pharma15, which payment could be made with Radiopharm’s ordinary shares, depending on the price of Radiopharm’s ordinary shares at the time such grant occurs. As Radiopharm can issue under the terms of the agreement a maximum of 47,000,000 ordinary shares, without approval of shareholders pursuant to the ASX listing rules, if the number of Radiopharm’s ordinary shares to be issued does not fully satisfy the contingent consideration, then we must pay any such balance in cash within five business days.

Technology Commercialization Agreements with MD Anderson

In September 2022, Radiopharm Ventures entered into a Technology Commercialization Agreement with MD Anderson, which was amended in June 2023 to license additional patent rights and increase the milestone payments to MD Anderson. Under the terms of the agreements, MD Anderson granted Radiopharm Ventures a royalty-bearing, exclusive, worldwide sublicensable license regarding the anti-B7-H3 Monoclonal Antibody For Use In Cancer Therapy And Diagnostics and the Humanized Anti-CD276 Antibody With Selectivity For The 4Ig Vs 2Ig Isoform Of CD276 For Enhanced Tumor Targeting patent rights and other patent rights owned by MD Anderson that would enable Radiopharm Ventures to develop up to four clinical products in total. MD Anderson retains rights to use the patent rights licensed for academically-related purposes.

MD Anderson has the right to provide a list of target clinical assets that Radiopharm Ventures can develop, and Radiopharm Ventures has the right to choose up to four clinical asserts that it can develop and commercialize using the patent rights licensed by MD Anderson. MD Anderson retains the right to prevent the development of a clinical asset chosen by Radiopharm Ventures. Radiopharm Ventures has selected and is currently developing four clinical assets. If Radiopharm Ventures decides to terminate the development of a clinical asset, the license of the patent rights used to develop such product will immediately terminate.

Radiopharm Ventures may, respectively, four years and seven years from the selection date of a clinical target to initiate a Phase II and Phase III clinical trial. If Radiopharm Ventures fails to do so, the license of the patent rights used to develop the clinical target shall immediately terminate.

Under the agreement, Radiopharm will pay MD Anderson an aggregate amount equal to US$32.275 million upon achievement of several therapeutic clinical development and regulatory approval milestones. For further details, please see Note 13(f) to financial statements for fiscal 2025 in this Annual Report. In addition, Radiopharm Ventures must pay a single-digit running royalty on net sales for any product targeting an approved indication covered by the licensed patents. Running royalties accrued shall be credited against the minimum annual royalties due. After the first sale of any product targeting an approved indication covered by the licensed patents, Radiopharm Ventures must pay minimum annual royalties of $100,000 following the first and second anniversary of the date of the agreement (if there has been a first sale) and $200,000 for each subsequent year. Running royalties accrued will be credited against the minimum annual royalties due. Radiopharm has paid approximately US$1.5 million to MD Anderson through June 30, 2025.

Our agreement with MD Anderson will remain effective until the later of (i) the expiration, cancellation, withdrawal or express abandonment of the patents licensed or (ii) twenty years from the effective date of the agreement. In addition, the agreement may terminate (i) for cause by MD Anderson in case of material breaches by Radiopharm Ventures, (ii) immediately by MD Anderson if Radiopharm Ventures does not initiate a Phase II or Phase III clinical trial within six or nine years respectively from the effective date of the agreement, or (iii) if MD Anderson terminates the member’s agreement regarding the formation of Radiopharm Ventures.

Limited Liability Company Agreement between Radiopharm Theranostics (USA) Inc. and MD Anderson

In September 2022, Radiopharm USA and MD Anderson entered into a Limited Liability Company Agreement to manage the governance of Radiopharm Ventures. Radiopharm USA owned 51% of the units issued by Radiopharm Ventures and MD Anderson owned 49% of the units issued by Radiopharm Ventures. Each unit entitles to one vote.

Under the terms of the agreement, Radiopharm Ventures’ purpose is to develop and commercialize diagnostic and therapeutic antibody-based products using the intellectual property licensed by MD Anderson under the Technology Commercialization Agreement executed in September 2022. The Board Regents of The University of Texas System, although not a member of Radiopharm Ventures, has the right to block any corporate action resulting in the amendment of the Limited Liability Company Agreement, the issuance of units in Radiopharm Ventures, the admission of any new member, and any actions beyond the scope of Radiopharm Ventures’ primary purpose including but not limited to acquisition of equity interests in other entities, making loans to any person, settlement of claims against Radiopharm Ventures, and the execution of any agreement between Radiopharm Ventures and Radiopharm and its affiliates.

In August 2024, Radiopharm USA and MD Anderson agreed to amend the Limited Liability Company Agreement to increase Radiopharm USA’s interest in Radiopharm Ventures. In particular, Radiopharm USA increased its ownership to 75% of the units issued by Radiopharm Ventures. Radiopharm USA will pay an additional US$4 million to increase its ownership in Radiopharm Ventures.

Purchase and Development Agreement with Lantheus Holdings

In May 2024, we entered into a Purchase and Development Agreement with Lantheus Holdings. Under the agreement, we sold to Lantheus Holdings (i) the rights to the DUNP19 clinical assets and any data and information regarding the compounds and other technology related to such asset arising from the Exclusive License Agreement, dated March 22, 2022, with The Regents of the University of California and any data and information regarding the compounds and other technology related to such asset, and (ii) the rights to the license regarding the TROP2 clinical asset arising from the Exclusive License Agreement, July 9, 2021, with NanoMab Technology Limited and any data and information regarding the compounds and other technology related to such asset.

Under the terms of the agreement, Lantheus Holdings paid US$2 million for the assignment of the rights and licenses. In addition, Lantheus Holdings shall assume the liabilities due under the assigned licenses.

The assignment of the licenses and rights under such agreement will require Radiopharm to amend the clinical asset arising from the Exclusive License Agreement, July 9, 2021, with NanoMab Technology Limited. Radiopharm completed the assignment of the DUNP19 assets to Lantheus Holdings, thus terminating the Exclusive License Agreement, dated March 22, 2022, with The Regents of the University of California.

During the year ended June 30, 2025, the Company entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. Under the contract, Radiopharm will lead the clinical development efforts in Australia while Lantheus covers all the clinical development costs associated with the program.

Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives. Each payment will be made after each milestone is completed. As of June 30, 2025, no milestones had been met.

Under the Lantheus contract, the Company has promised to deliver and manage the clinical development. This has been assessed as a single performance obligation as it is a significant service of integrating the interrelated clinical trial activities into one combined output.

Master Service Agreement with AtomVie

In September 2024, we entered into a Master Service Agreement with AtomVie, which specializes in the GMP manufacturing and supply of finished-dose therapeutic radiopharmaceuticals. Under the terms of the agreement, AtomVie will perform services relating to the development and manufacturing of Lu-BetaBart, a Lutetium-conjugated B7-H3 targeting radioantibody. The agreement supports the development of B7-H3 pursued by Radiopharm Ventures. AtomVie’s services include the development and validation of radiolabelling processes and methods, GMP-manufacturing, chemical, radiochemical and biological research, animal studies logistics for global distribution, and regulatory support with a high-standard quality management system for both investigation and commercial drug products. Radiopharm will pay AtomVie for work performed pursuant to an agreed upon work schedule.

The Master Service Agreement is effective until December 31, 2025, and will renew automatically in one-year terms until mutually terminated by the parties. In addition, either party may terminate the agreement in the event of default by the other party.

D. Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre (“AUSTRAC”), which monitors such transactions.

Amounts may also be required to be withheld from payments made to non-resident shareholders under the Australian taxation legislation (and remitted to the Australian Taxation Office (“ATO”)), unless a relevant exemption applies.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), associated legislation and regulations. These limitations are in addition to the more general overarching Takeovers Prohibition of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) under the takeover provisions of Australia’s Corporations Act by any person whether foreign or otherwise.

If an investment is subject to foreign investment approval, it may have compulsory prior notification requirements, being a “notifiable action” or “notifiable national security action” or voluntary prior notification requirements being a “significant action” or “reviewable national security action”. If an investment falls in this voluntary application category, the seeking of approval will extinguish certain future rights the Australian Treasurer has to review and approve the investment. Not applying for approval where the voluntary notification provisions apply will not be a breach of the FATA.

The Australian foreign investment regime applies differently to ‘foreign government investors’ and private foreign persons. Broadly, entities are considered as foreign persons if (i) a foreign holder (together with its associates) holds a direct or indirect interest of 20% or more in the entity or (ii) multiple foreign holders hold an aggregate interest (direct or indirect) of at least 40%. An entity will be a ‘foreign government investor’ if (i) a foreign government or foreign government owned entity, or a number of foreign government owned entities from the same country own a direct or indirect interest of 20% or (ii) or multiple foreign governments or foreign government owned entities from any country own a direct or indirect interest of 40%.

Under the FATA, foreign persons are required to notify and obtain prior approval from the Foreign Investment Review Board for a range of acquisitions of an interest in an Australian entity on a mandatory basis, including:

●	acquisitions of a direct interest (generally 10% or more) by a foreign government investor in an Australian entity, irrespective of value;

●	acquisitions by any foreign person of:

–	a ‘substantial interest’ (generally 20% or more) in an Australian entity valued above the relevant monetary threshold. This is generally A$330 million (indexed annually) or A$1,250 million in case of U.S. investors where the investment is being made directly by a U.S investor, in each case calculated by the higher of the total asset value and the total value of the issued securities of the Australian entity; or

–	a direct interest in a ‘national security business’ or entity that carries on a national security business, or holds ‘national security land’, irrespective of value; and

●	acquisitions of interests in Australian entities operating in sensitive industries (such as media, telecommunications, and encryption and security technologies), land-rich Australian entities or agribusiness Australian entities.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding and pay the relevant application fees. The Australian Treasurer then has 30 days to consider the application and make a decision and a further 10 days to notify the applicant. However, the Australian Treasurer has broad powers to extend this time period, including extending the period by up to a further 90 days by publishing an interim order. Most commonly, the Australian Treasurer will request an applicant agree to an extension to avoid needing to publish the interim order, such agreement is usually in the best interest of the applicant as interim orders are made public and by agreeing to an extension the application process is kept confidential. Otherwise applications are strictly confidential and not released to the public.

The Australian Foreign Investment Review Board, an Australian advisory board to the Australian Treasurer has provided a guideline titled Australia’s Foreign Investment Policy, which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides, among other things, that the Treasurer will reject an application if it is contrary to the national interest.

If an application is made to the Australian Treasurer (whether voluntary or compulsory), the Australian Treasurer may either issue a non-objection notice, a non-objection notice with conditions or a rejection notice.

If the necessary approvals are not obtained, the Treasurer has a range of enforcement powers, including the power to make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Once a foreign person (together with any associate) holds a direct interest or a substantial interest in an entity, any further acquisition of interests, including in the course of trading in the secondary market, would require a new FIRB approval unless an exemption applies.

Once granted, a FIRB approval is valid for a 12 month period, meaning the proposed acquisition which was the subject of an application can occur any time during that 12 month period.

E. Taxation

The following is a discussion of Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

U.S. Taxation

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions, and the bilateral income tax convention between Australia and the United States (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, or changes in interpretation, either prospectively or retroactively. This discussion does not address all of the tax consequences relating to the purchase, ownership, and disposition of ADSs and does not take into account U.S. Holders who may be subject to special rules, including financial institutions, insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, grantor trusts, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee share options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares, dealers or traders in securities or currencies, certain former citizens or long-term residents of the United States, dual resident corporations, persons that generally mark their securities to market for United States federal income tax purposes, persons who are residents of Australia for Australian income tax purposes, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction. This summary does not address the Medicare tax imposed on certain investment income, any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of our ADSs. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. A partnership should consult its tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of ADSs that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the United States; a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as owning the ordinary shares underlying the ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares or ADSs, including the amount of any Australian taxes withheld therefrom, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend. Dividends will not, however, be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. dollar value of any distribution on the ADSs made in Australian dollars generally should be calculated by reference to the spot exchange rate between the U.S. dollar and the Australian dollar in effect on the date the distribution is actually or constructively received by the U.S. Holder regardless of whether the Australian dollars so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Australian dollars and converts those Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to complex limitations and certain holding period requirements, a U.S. Holder may elect to claim a credit for Australian tax withheld from distributions against its U.S. federal income tax liability. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes or in the case of certain U.S. Holders as foreign source “general category” income. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian tax withheld.

Subject to certain limitations, dividends received by a non-corporate U.S. Holder are subject to tax at a reduced maximum tax rate of 20 percent if the dividends are “qualified dividends”. Dividends are qualified dividends if: (a)(i) the issuer is entitled to benefits under the Treaty or (ii) the shares are readily tradable on an established securities market in the United States and (b) certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. Further, the reduced rate does not apply to dividends if we are a PFIC in the year prior to or the year in which the dividend is paid.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Australian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described above, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be gain from U.S. sources for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. The deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash-basis U.S. Holder who receives Australian dollars in connection with the sale or other disposition of ADSs, the amount realized will be calculated based on the U.S. dollar value of the Australian dollars received as determined by reference to the spot rate in effect on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have foreign currency exchange gain or loss that would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

An accrual-basis U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (“IRS”). In the event that an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes. However, if foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company rules

There is a risk that we may be a passive foreign investment company(“PFIC”), for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income for these purposes generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the share capital. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal 2025. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

Under the default PFIC “excess distribution” regime, if we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC for the year of the disposition. In these circumstances, the tax will generally be determined by allocating such distributions or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest applicable marginal rates for the year and an interest charge at the rate applicable to underpayments of tax will also be imposed on the amount of taxes allocated to such other taxable years.

An indirect shareholder may be taxed on a distribution paid to the direct owner of a PFIC and on a disposition of the share indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we are a PFIC and subsequently cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC. Any gain would generally be recognized and subject to tax under the excess distribution regime described above. Loss would not be recognized. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognized on the deemed sale. A U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if a U.S. Holder properly elects to “mark-to-market” its ADSs in a timely fashion, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was properly made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq, or a foreign securities exchange regulated by a governmental authority of the country in which the market is located and which meets certain requirements, including that the rules of the exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are traded on the ASX, which may qualify as an eligible foreign securities exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

A U.S. Holder of ADSs should not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund. In general, a qualified electing fund is, with respect to a U.S. person, a PFIC if the U.S. person has elected to include its proportionate share of a company’s ordinary earnings and net capital gains in U.S. income on an annual basis. A qualified electing fund election can only be made with respect to us if we provide U.S. Holders with certain information on an annual basis and we do not intend to prepare the information that U.S. Holders would need to make the qualified electing fund election.

Backup withholding and information reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax (at a rate of 24% under current law). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes correct taxpayer identification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Australian Taxation

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADSs. This discussion is based upon existing Australian tax law as of the date of this Annual Report, which is subject to change, possibly retrospectively.

This section outlines the application of the Australian income tax and capital gains tax rules to holders of ADSs which are not residents of Australia for tax purposes.

This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of ADSs in the Company.

Nature of ADSs for Australian taxation purposes

Holders of our ADSs should be treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs should be treated for Australian tax purposes as the disposal of the underlying ordinary shares.

Taxation of dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax when paid to non-Australian resident shareholders. Dividends that are not franked or are only partially franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax - to the extent the dividends are unfranked.

Unfranked (or partially franked) dividends paid to a non-resident shareholder are subject to withholding tax at a 30% rate, unless the shareholder is a resident of a country with which Australia has a double taxation agreement and that agreement applies to reduce the rate of withholding tax payable in respect of dividends paid to residents of that country.

In accordance with the provisions of the Double Taxation Convention between Australia and the United States (US Treaty), the maximum rate of Australian tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is reduced to:

●	15%, where the U.S. resident holds less than 10% of the voting rights in the relevant company, or

●	5% where the U.S. resident holds 10% or more of the voting rights in the relevant company.

Special rules apply to Regulated Investment Companies and Real Estate Investment Trusts that hold shares and receive dividends.

Further, the Double Taxation Convention between Australia and the United States does not apply to impose withholding tax on dividends paid to a non-resident shareholder where the ADSs are effectively connected to a permanent establishment carried on in Australia, or a fixed base from which independent services are provided in Australia by the owner of the ADSs. Such income will instead be subject to tax in Australia under the Business Profits or Independent Personal Services articles of the US Treaty.

Tax on sales or other dispositions of shares — capital gains tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not ‘taxable Australian property’ are disregarded.  Non-Australian resident shareholders will not be subject to Australian capital gains tax on a capital gain made on a disposal of ADSs, unless:

●	the non-resident, together with associates, holds 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12-month period in the 24 months prior to disposal; and

●	the value of the shares at the time of disposal is principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for non-Australian resident individuals. However, a discount may apply if the shares have been held for 12 months or more and the shareholder was a resident of Australia for some or all of the ownership period. For individuals, this discount is 50%. Net capital gains are also calculated after reduction for capital losses (including certain prior year capital losses), which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law if the gains are sourced in Australia.

Non-Australian resident shareholders who are assessable in respect of gains made on shares held on revenue account are assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for non-Australian resident individuals.  Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the US Treaty, for example, if the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain will be reduced, so that the shareholder would not be subject to ‘double’ taxation on the gain made.

Dual residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the US Treaty, the Australian tax will be levied in accordance with the US Treaty. Shareholders should obtain specialist taxation advice in these circumstances.

No stamp duty

A transfer of shares of an Australian company, such as Radiopharm, that is listed on the Australian Securities Exchange is generally not subject to Australian stamp duty.

No Australian death duty / estate tax

Australia does not have any estate tax or death duties. In general, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares pursuant to the deceased’s will.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual and half-year reports on our website promptly following their filing with the U.S. Securities and Exchange Commission. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company which are referred to in this document may also be inspected at our office located at Level 3, 62 Lygon Street, Carlton, VIC 3053, Australia.

I. Subsidiary Information

See “C Organizational Structure”.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our cash consists entirely of cash held in interest-bearing accounts with banks in Australia and overseas. Thus, our primary exposure to market risk are foreign exchange rate fluctuations and interest income sensitivity, which is affected by changes in the general level of interest rates. However, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operation. In addition, we are exposed to credit risk due to increased cash and cash equivalents. See note 10 in the notes to our financial statements for more information.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Voting Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of 300 ordinary shares, deposited with National Nominees Limited, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank annually

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Australian (i.e., upon deposit and withdrawal of ordinary shares);

●	expenses incurred for converting foreign currency into U.S. dollars;

●	expenses for cable, telex and fax transmissions and for delivery of securities;

●

taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit);

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit;

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs; and

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

See “Item 12. Description of Securities Other Than Equity Securities” for additional information on the ADSs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2025, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16a. Audit Committee Financial Expert

Noel Donnelly is a member of our board of directors and serves on our audit committee. Our board has determined that Noel Donnelly is an audit committee financial expert and satisfies the “independence” requirements of the U.S. Securities and Exchange Commission and the Nasdaq Marketplace Rules.

Item 16b. Code of Ethics

We have adopted a code of conduct that applies to our directors, chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of conduct is publicly available as section 6 of our Corporate Governance Framework on our website at radiopharmtheranostics.com/investors/#corporate-policies. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this Annual Report.

Written copies are available upon request. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of conduct, we will disclose the nature of such amendment or waiver on our website.

Item 16c. Principal Accountant Fees and services

We retained Grant Thornton Audit Pty Ltd as our independent registered public accounting firm. Set forth below is a summary of the fees paid to Grant Thornton Audit Pty Ltd for services provided in fiscal years 2025 and 2024:

	Fiscal 2025	Fiscal 2024
	A$	A$
Audit-related fees	439,394	377,611
Other audit-related fees	139,327	-
Total remuneration of Grant Thornton Audit Pty Ltd	578,721	377,611

Audit-related fees

Audit-related fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

Other audit-related fees

Other audit-related fees consist of services that are not normally provided in connection with statutory and regulatory filings or engagements including US regulatory filings.

Pre-Approval Policies and Procedures

Our Audit & Risk Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

Item 16d. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16e. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16f. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16g. Corporate Governance

Under Nasdaq Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Nasdaq Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such Nasdaq rules must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to Nasdaq. See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Corporate Governance Requirements under Nasdaq listing rules” for a summary of such differences.

Item 16h. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have a Securities Trading Policy that sets out the policy and procedures governing the purchase, sale and other dispositions of the Company’s securities and applies to directors, officers, employees, contractors and consultants of the Company and its subsidiaries (“Radiopharm Personnel”).

Our Securities Trading Policy aims to (i) restrict Radiopharm Personnel in possession of “inside information” from trading in our securities and (ii) ensure compliance with all applicable securities laws, and listing standards. We have filed our Securities Trading Policy as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16K. Cybersecurity

The Company’s cybersecurity strategy is designed to provide a comprehensive approach to securing cybersecurity risks across our technology stack, governance framework, and human elements for our operations globally. Cybersecurity risk management is a critical component of our broader risk management strategy. Our cybersecurity program is built on industry best practices and is designed to proactively identify, assess, and mitigate cybersecurity risks, including threats associated with the use of all third-party service providers. Our cybersecurity risk assessment framework categorizes risks based on their potential impact and severity, and the Company implements targeted risk treatment plans to ensure robust protection and resilience.

Two of the Company’s staff members oversee the prevention, detection, mitigation, and remediation of cybersecurity incidents. Both these employees have extensive experience in risk management and compliance generally, and have been overseeing cybersecurity and IT management at the Company since they joined Radiopharm. They are supported by Continental Resources Inc. The service provider has been engaged by the Company since late 2022 to provide strategic IT advice and manage the Company’s IT systems and infrastructure. The service provider, who has over 55 years of experience in securing IT in health and life sciences organizations, manages cybersecurity risks through a number of measures including the development and implementation of cybersecurity policies and procedures, training and penetration testing and systems monitoring. Our executive management team members regularly collaborate and receive reports from our managed IT and cybersecurity service provider, enabling ongoing assessment and monitoring of the Company’s cyber risk profile and initiatives.

Our Board of Directors entrusts its Audit & Risk Committee with overseeing Radiopharm’s cybersecurity risk management, including ensuring that management has established processes to evaluate and manage cybersecurity risks.

In fiscal year 2025, we did not identify any cybersecurity threats that have materially impacted or are likely to materially impact our business strategy, operational results, or financial condition. However, despite our proactive measures, we cannot entirely eliminate cybersecurity risks or guarantee that no undetected incidents have occurred.

PART III

Item 17. Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F. The financial statements are presented in Australian dollars, which is our functional and presentation currency.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Radiopharm Theranostics Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial positions of Radiopharm Theranostics Limited and subsidiaries (the “Group”) as of June 30, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Group’s auditor since 2021.

Melbourne, Australia

September 16, 2025

Radiopharm Theranostics Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2025

	Notes	30 June 2025 $	30 June 2024 $	30 June 2023 $
Revenue from contracts with customers	2	3,633,422	299,228	292,359
Cost of sales		(3,594,146)	-	-
Gross Profit		39,276	299,228	292,359

Other income	3(a)	10,256,740	1,343,062	6,062,519
Other losses	3(b)	(351,646)	(1,226,108)	(257,251)

General and administrative expenses	3(c)	(14,638,013)	(13,039,246)	(12,231,048)
Research and development expenses	3(c)	(27,515,194)	(23,086,267)	(22,631,509)
Share-based payments expenses		(1,895,348)	(2,640,178)	(3,037,887)
Loss on movement in contingent consideration		(4,069,680)	(8,860,358)	(2,684,281)
Operating loss		(38,173,865)	(47,209,867)	(34,487,098)

Finance expenses		(65,300)	(642,888)	(86,091)
Loss before income tax		(38,239,165)	(47,852,755)	(34,573,189)

Income tax expense	4	(103,292)	(96,364)	(38,005)
Loss for the year		(38,342,457)	(47,949,119)	(34,611,194)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		464,034	202,956	(728,250)
Total comprehensive loss for the year		(37,878,423)	(47,746,163)	(35,339,444)

Total comprehensive loss for the year is attributable to:
Owners of Radiopharm Theranostics Limited		(36,239,055)	(45,781,950)	(35,176,915)
Non-controlling interests	12(b)	(1,639,368)	(1,964,213)	(162,529)
		(37,878,423)	(47,746,163)	(35,339,444)

		Cents	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the group:
Basic and diluted loss per share	18	(1.76)	(12.41)	(11.32)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited

Consolidated statement of financial position

As at 30 June 2025

	Notes	30 June 2025 $	30 June 2024 $
ASSETS
Current assets
Cash and cash equivalents	5(a)	29,116,835	18,575,040
Trade and other receivables	5(b)	10,400,060	987,413
Other current assets		337,093	288,215
Assets classified as held for sale	6(a)	-	2,997,592
Total current assets		39,853,988	22,848,260

Non-current assets
Property, plant and equipment		53,466	60,797
Intangible assets	6(b)	46,574,422	49,087,288
Other financial assets		-	40,000
Total non-current assets		46,627,888	49,188,085

Total assets		86,481,876	72,036,345

Current liabilities
Trade and other payables	5(c)	9,340,993	10,856,793
Other financial liabilities	5(d)	3,421,337	6,319,189
Employee benefit obligations	6(c)	450,104	399,788
Deferred revenue		1,720,551	-
Total current liabilities		14,932,985	17,575,770

Non-current liabilities
Trade and other payables	5(c)	-	-
Other financial liabilities	5(d)	28,676,987	27,107,289
Total non-current liabilities		28,676,987	27,107,289

Total liabilities		43,609,972	44,683,059

Net assets		42,871,904	27,353,286

EQUITY
Share capital	7(a)	176,558,493	100,681,716
Other equity	7(c)	849,544	849,544
Other reserves	7(b)	13,116,919	37,930,072
Accumulated losses		(145,732,952)	(111,338,770)
Non-controlling interests	12(b)	(1,920,100)	(769,276)

Total equity		42,871,904	27,353,286

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2025

		Attributable to owners of
		Radiopharm Theranostics Limited				Non-
		Share	Other	Other	Accumulated	controlling	Total
		capital	equity	reserves	losses	interests	equity
	Notes	$	$	$	$	$	$
Balance at 1 July 2022		86,758,783	-	7,109,134	(30,905,199)	-	62,962,718
Loss for the year		-	-	-	(34,448,665)	(162,529)	(34,611,194)
Other comprehensive income		-	-	(728,250)	-	-	(728,250)
Total comprehensive income/(loss) for the year		-	-	(728,250)	(34,448,665)	(162,529)	(35,339,444)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	7(a)	8,742,942	-	-	-	-	8,742,942
Issue of options	7(b)	-	-	4,224,437	-	-	4,224,437
Equity-settled payments	7(b)	196,550	-	(107,410)	-	-	89,140
Issue of shares as part of license acquisition	7	1,482,360	2,146,566	-	-	-	3,628,926
Issue of shares under the employee incentive scheme		49,694	-	-	-	-	49,694
Non-controlling interests on acquisition of subsidiary		-	-	-	-	1,357,466	1,357,466
Options forfeited	7(b)	-	-	(136,454)	-	-	(136,454)
		10,471,546	2,146,566	3,980,573	-	1,357,466	17,956,151
Balance at 30 June 2023		97,230,329	2,146,566	10,361,457	(65,353,864)	1,194,937	45,579,425

Radiopharm Theranostics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2025

(continued)

		Attributable to owners of
		Radiopharm Theranostics Limited				Non-
		Share	Other	Other	Accumulated	controlling	Total
		capital	equity	reserves	losses	interests	equity
	Notes	$	$	$	$	$	$
Balance at 1 July 2023		97,230,329	2,146,566	10,361,457	(65,353,864)	1,194,937	45,579,425
Loss for the year		-	-	-	(45,984,906)	(1,964,213)	(47,949,119)
Other comprehensive income		-	-	202,956	-	-	202,956
Total comprehensive income/(loss) for the year		-	-	202,956	(45,984,906)	(1,964,213)	(47,746,163)
Transactions with owners in their capacity as owners:
Contributions of equity	7(a)	3,560,298	-	-	-	-	3,560,298
Transaction costs		(2,633,140)	-	-	-	-	(2,633,140)
Issue of options	7(b)	-	-	3,372,264	-	-	3,372,264
Equity-settled payments	7(b)	223,526	-	(191,834)	-	-	31,692
Issue of shares as part of license acquisition	7	1,297,022	(1,297,022)	-	-	-	-
Issue of shares per the share purchase agreement		900,000	-	-	-	-	900,000
Issue of shares in lieu of services		103,681	-	-	-	-	103,681
Shares to be issued	7(b)	-	-	24,185,229	-	-	24,185,229
		3,451,387	(1,297,022)	27,365,659	-	-	29,520,024
Balance at 30 June 2024		100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286

Radiopharm Theranostics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2025

(continued)

		Attributable to owners of
		Radiopharm Theranostics Limited				Non-
		Share	Other	Other	Accumulated	controlling	Total
		capital	equity	reserves	losses	interests	equity
	Notes	$	$	$	$	$	$
Balance at 1 July 2024		100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286

Loss for the year		-	-	-	(36,703,089)	(1,639,368)	(38,342,457)
Other comprehensive income		-	-	464,034	-	-	464,034
Total comprehensive income/(loss) for the year		-	-	464,034	(36,703,089)	(1,639,368)	(37,878,423)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs	7(a)	74,915,537	-	(23,885,229)	-	-	51,030,308
Issue of options	7(b)	-	-	2,157,778	-	-	2,157,778
Issue of shares for milestone completion		741,400	-	-	-	-	741,400
Equity-settled payments		219,840	-	(231,115)	-	-	(11,275)
Expiration of options		-	-	(2,797,451)	2,797,451	-	-
Forfeiture of options		-	-	(221,170)	-	-	(221,170)
Cancellation of shares to be issued		-	-	(300,000)	-	-	(300,000)
Increase in ownership in RAD Ventures		-	-	-	(488,544)	488,544	-
		75,876,777	-	(25,277,187)	2,308,907	488,544	53,397,041
Balance at 30 June 2025		176,558,493	849,544	13,116,919	(145,732,952)	(1,920,100)	42,871,904

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited

Consolidated statement of cash flows

For the year ended 30 June 2025

	Notes	30 June 2025 $	30 June 2024 $	30 June 2023 $
Cash flows from operating activities
Receipts from customers (inclusive of GST)		5,353,973	260,462	292,359
Payments to suppliers and employees (inclusive of GST)		(42,799,759)	(28,138,720)	(25,194,388)
Interest received		800,309	50,484	145,035
Research and development tax incentive received		-	4,851,839	1,555,196
Net cash (payments)/proceeds from operating activities	8(a)	(36,645,477)	(22,975,935)	(23,201,798)

Cash flows from investing activities
Payments for property, plant and equipment		-	-	(45,306)
Payments for license fee liabilities		(1,226,994)	(320,000)	-
Receipts for sale/(payments) for intellectual property		2,997,592	-	(1,485,375)
Net cash (payments)/proceeds from investing activities		1,770,598	(320,000)	(1,530,681)

Cash flows from financing activities
Proceeds from issues of shares		53,977,902	29,645,526	10,072,555
Share issue transaction costs		(4,738,000)	(1,533,771)	(854,764)
Proceeds from borrowings		-	7,369,190	-
Transaction costs related to loans and borrowings		(218,633)	(117,000)	-
Repayment of borrowings		(1,900,000)	(5,167,000)	-
Settlement with Lind		(1,689,721)	-	-
Net cash (payments)/proceeds from financing activities		45,431,548	30,196,945	9,217,791

Net increase/(decrease) in cash and cash equivalents		10,556,669	6,901,010	(15,514,688)
Cash and cash equivalents at the beginning of the year		18,575,040	11,699,066	26,979,105
Effects of exchange rate changes on cash and cash equivalents		(14,874)	(25,036)	234,649
Cash and cash equivalents at end of the year	5(a)	29,116,835	18,575,040	11,699,066

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

1 Segment information

Management has determined, based on the reports reviewed by the chief operating decision maker that are used to make strategic decisions, that the group has one reportable segment being the research, development and commercialization of health technologies. As such, the financial information presented in the body of the financial report represents the results of the Group’s sole operating segment. The CODM continues to monitor and review the appropriateness of this segment determination on a regular basis.

2 Revenue from contract with customers

	30 June	30 June	30 June
	2025 $	2024 $	2023 $
Revenue from contracts with customers	3,633,422	299,228	292,359
Total revenue from continuing operations	3,633,422	299,228	292,359

Information on geographical regions:

The group derives revenue from their from contracts with customers over time in the following geographical regions:

	United States	Total
2025	A$	A$
Contracts with customers	3,633,422	3,633,422

	United States	Total
2024	A$	A$
Contracts with customers	299,228	299,228

	United States	Total
2023	A$	A$
Contracts with customers	292,359	292,359

Information on major customers:

During the years ended June 30, 2025, 2024 and 2023, the Company had the following major customers with revenues amounting to 10 percent or more of total group revenues:

	2025	2024	2023
	A$	A$	A$
Customer A	3,633,422	299,228	292,359
	3,633,422	299,228	292,359

(a) Accounting policies

During the year ended 30 June 2025, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. For more information in relation to the group’s policy for recognizing revenue refer to note 20(n).

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

3 Other income and expense items

(a) Other income

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Interest	888,196	50,484	145,035
Research and Development tax incentive	9,368,544	1,292,578	5,917,484
	10,256,740	1,343,062	6,062,519

(i)	R&D tax incentive

The group’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Where expenditure is incurred outside of Australia, an ‘overseas finding’ must be obtained from AusIndustry prior to any such expenditure being eligible under the scheme. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2025, the group has included an item in other income of $9,368,544 (2024: $1,292,578, 2023: $5,917,484) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. The assistance received is a direct cash payment from the ATO and is not related to any tax liability or income tax calculation.

The $1,292,578 recognized at 30 June 2024 includes $489,590 relating to the prior years rebate. The funds were only received in the prior year and eligibility to receive the rebate for this expenditure was less than certain prior to this as the overseas findings for program was not received until the prior year. The $9,368,544 recognized at 30 June 2025 includes $3,587,887 relating to prior years rebate. The funds were only received in the current year and eligibility to receive the rebate for this expenditure was less than certain prior to this as the overseas findings for program was not received until the current year. For the year ended 30 June 2023, the group has included an item in other income of $5,917,484 to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. The $5,917,484 recognized at 30 June 2023 includes $1,555,235 relating to the prior years rebate.

(b) Other losses

	Notes	30 June 2025 $	30 June 2024 $	30 June 2023 $
Fair value adjustment on financing agreements		(489,787)	366,719	-
Net foreign exchange gains/(losses)		138,141	94,964	(257,251)
Loss on sale of available-for-sale assets	6(a)	-	(1,687,791)	-
		(351,646)	(1,226,108)	(257,251)

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

3 Other income and expense items (continued)

(c) Breakdown of expenses by nature

	Notes	30 June 2025 $	30 June 2024 $	30 June 2023 $
General and administrative expenses
Accounting and audit		957,895	845,818	1,205,015
Consulting		286,138	95,179	1,117,981
Depreciation		7,331	7,534	6,553
Employee benefits		10,120,149	9,448,779	6,149,314
Insurance		105,762	359,209	685,413
Investor relations		313,671	323,588	565,032
Legal		656,036	164,754	959,258
Listing and share registry		190,795	193,797	164,116
Patent costs		205,017	204,163	205,709
Travel and entertainment		808,546	427,676	648,532
Other		986,673	968,749	524,125
		14,638,013	13,039,246	12,231,048

Research and development
Amortization		2,588,306	3,118,752	3,289,979
AVb6 Integrin (TRIMT)		1,876,983	993,645	3,735,540
Consulting Fees R&D		930,292	929,229	2,441,106
hu PSA Anti-body (Diaprost)		2,925,445	298,312	1,571,795
Impairment	6(b)(viii)	-	1,478,892	3,100,000
R&D Ventures		5,989,964	3,931,541	324,888
NanoMab		7,185,000	6,501,174	6,090,209
Neoindicate		437,400	529,424	538,906
Pharma15		-	-	10,724
Pivalate - Imperial		5,184,136	3,962,355	1,195,120
UCLA		226,063	1,253,493	333,242
Other		171,605	89,450	-
		27,515,194	23,086,267	22,631,509

The categories shown here align with the intellectual property held by the group as disclosed in note 6 and represents the amount of R&D expended on developing the respective intellectual property.

4 Income tax expense

(a) Australian tax expense

(i) Numerical reconciliation of income tax expense to prima facie tax payable

	30 June	30 June	30 June
	2025 $	2024 $	2023 $
Loss from continuing operations before income tax expense	(32,188,619)	(42,740,210)	(34,199,019)
Tax at the Australian tax rate of 25% (2024: 25%, 2023: 25%)	(8,047,155)	(10,685,053)	(8,549,755)
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Research and Development tax incentive	(2,342,136)	(323,145)	(1,479,371)
Accounting expenditure subject to R&D tax incentive	5,384,221	742,862	3,400,853
Accrued expenses	242,082	44,172	157,681
Amortization	(629,735)	-	-
Employee leave obligations	917	3,639	3,466
Patent costs	51,254	51,041	51,427
Share-based payments	473,837	660,045	759,472
Unrealized currency movements	43,430	(27,266)	86,276
Subtotal	3,223,870	1,151,348	2,979,804
Tax losses and other timing differences for which no deferred tax asset is recognized	4,827,533	9,533,705	5,569,951
Income tax expense	-	-	-

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

4 Income tax expense (continued)

(a) Australian tax expense (continued)

(ii) Tax losses

	30 June	30 June	30 June
	2025 $	2024 $	2023 $
Unused tax losses for which no deferred tax asset has been recognized	102,687,407	83,377,275	45,242,455
Potential tax benefit at 25% (2024: 25%, 2023: 25%)	25,671,852	20,844,319	11,310,614

(b) US tax expense

(i) Income tax expense

	30 June	30 June	30 June
	2025 $	2024 $	2023 $
Current tax
Current tax on profits for the year	103,292	96,364	38,005
Total current tax expense	103,292	96,364	38,005

Income tax expense	103,292	96,364	38,005

(ii) Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Loss from continuing operations before income tax expense	(5,930,262)	(5,112,545)	(374,170)
Tax at the US tax rate of 27.5%(2024: 27.5%, 2023: 27.5%)	(1,630,822)	(1,405,950)	(102,897)

Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Accrued expenses	28,021	(17,719)	52,578
Amortization	(19,075)	-	-
Employee leave obligations	(13,835)	26,576	48,373
Unrealized currency (gains)/losses	(9,784)	-	-
Subtotal	(14,673)	8,857	100,951
Tax losses and other timing differences for which no deferred tax asset is recognized	1,748,787	1,493,457	39,951
Income tax expense	103,292	96,364	38,005

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

4 Income tax expense (continued)

(b) US tax expense (continued)

(iii) Tax losses

	30 June	30 June	30 June
	2025$	2024$	2023$
Unused tax losses for which no deferred tax asset has been recognized	13,930,988	7,571,756	2,141,003
Potential tax benefit at 27.5% (2024: 27.5%, 2023: 27.5%)	3,831,022	2,082,233	588,776

5 Financial assets and financial liabilities

(a) Cash and cash equivalents

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Current assets
Cash at bank and on hand	29,116,835	18,575,040	11,699,066
	29,116,835	18,575,040	11,699,066

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year and period, respectively, as follows:

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Balances as above
Balances per statement of cash flows	29,116,835	18,575,040	11,699,066
	29,116,835	18,575,040	11,699,066

(ii) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

(iii) Risk exposure

The group’s exposure to interest rate risk is discussed in note 10. The maximum exposure to credit risk at the end of the reporting year is the carrying amount of each class of cash and cash equivalents mentioned above.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

5 Financial assets and financial liabilities (continued)

(b) Trade and other receivables

	30-Jun-25			30-Jun-24			30-Jun-23
		Non-			Non-			Non-
	Current	current	Total	Current	current	Total	Current	current	Total
	$	$	$	$	$	$	$	$	$
Trade receivables	-	-	-		-	-	104,708	-	104,708
Accrued receivables (i)	10,171,532	-	10,171,532	802,988	-	802,988	4,362,249	-	4,362,249
Other receivables	228,528	-	228,528	184,425	-	184,425	951	-	951
	10,400,060	-	10,400,060	987,413	-	987,413	4,467,908	-	4,467,908

(i) Accrued receivables

Accrued receivables comprise $10,171,532 from the Australian Taxation Office in relation to the R&D tax incentive (30 June 2024: $802,988).

(c) Trade and other payables

		30-Jun-25			30-Jun-24			30-Jun-23
			Non-			Non-			Non-
		Current	current	Total	Current	current	Total	Current	current	Total
	Notes	$	$	$	$	$	$	$	$	$
Trade payables		6,347,397	-	6,347,397	6,434,524	-	6,434,524	2,956,528	-	2,956,528
Amounts due to employees	15(b)	-	-	-	490,335	-	490,335	252,487	169,202	421,689
Accrued expenses	-	2,750,662	-	2,750,662	1,680,442	-	1,680,442	1,568,189	-	1,568,189
Other payables		242,934	-	242,934	248,302		248,302	345,291	-	345,291
R&D advance		-	-	-	2,003,190	-	-	-	-	-
		9,340,993	-	9,340,993	10,856,793	-	8,853,603	5,122,495	169,202	5,291,697

(d) Other financial liabilities

	30 June 2025			30 June 2024
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Diaprost contingent consideration	1,328,087	8,841,829	10,169,916	-	9,458,869	9,458,869
NanoMab contingent consideration*	1,832,833	4,899,858	6,732,691	2,594,015	5,709,332	8,303,347
NeoIndicate contingent consideration	-	1,870,454	1,870,454	-	439,102	439,102
Pivalate contingent consideration	225,245	1,933,981	2,159,226	-	1,775,926	1,775,926
Pharma15 deferred consideration	-	-	-	1,226,994	-	1,226,994
Pharma15 contingent consideration	-	1,134,164	1,134,164	-	1,347,293	1,347,293
TRIMT contingent consideration	-	8,423,667	8,423,667	1,369,290	6,915,443	8,284,733
UCLA contingent consideration	-	-	-	-	-	-
MD Anderson contingent consideration	35,172	1,573,034	1,608,206	-	1,461,324	1,461,324
Advanced payment liability	-	-	-	1,128,890	-	1,128,890
	3,421,337	28,676,987	32,098,324	6,319,189	27,107,289	33,426,478

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day volume weighted average price (VWAP) prior to the announcement of the milestone on the ASX.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

5 Financial assets and financial liabilities (continued)

(d) Other financial liabilities (continued)

Deferred consideration includes amounts related to the provision of upfront license fees to Pharma 15. The contingent consideration includes amounts related to the provision of milestone payments. For more information, please refer to note 13.

Advance payment liability relates to the share placement agreement with Lind Global Fund II, LP. The amount represents the fair value of the advance payment liability under the agreement and was repaid in fiscal 2025.

(e) Financial liabilities with significant estimation uncertainty

Total
At 30 June 2025	$
Financial Liabilities
NanoMab contingent consideration	6,732,691
Diaprost contingent consideration	10,169,916
TRIMT contingent consideration	8,423,667
Pivalate contingent consideration	2,159,226
NeoIndicate contingent consideration	1,870,454
Pharma15 contingent consideration	1,134,164
MD Anderson contingent consideration	1,608,206
Advance payment liability	-
Total financial liabilities	32,098,324

Total
At 30 June 2024	$
Financial Liabilities
NanoMab contingent consideration	8,303,347
Diaprost contingent consideration	9,458,869
TRIMT contingent consideration	8,284,733
Pivalate contingent consideration	1,775,926
NeoIndicate contingent consideration	439,102
Pharma15 contingent consideration	1,347,293
Pharma15 deferred consideration	1,226,994
MD Anderson contingent consideration	1,461,324
Total financial liabilities	32,297,588

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

5 Financial assets and financial liabilities (continued)

(e) Financial liabilities with significant estimation uncertainty measurements (continued)

Contingent consideration

The amortized cost of contingent consideration relating to the acquisition of licenses is estimated using a present value technique which discounts the management’s estimate of the probability that the milestone will be achieved. For more information refer to note 13 and note 9.

The weighted average effective interest rate used at 30 June 2025 was 8.46% (2024: 8.96%). The effective interest rate for each instrument was based on the expected rate of return for the instrument, which has been determined using the pricing model. Contingent consideration is carried on the statement of financial position sheet at amortized cost using the effective interest method; this approximates fair value

6 Non-financial assets and liabilities

(a) Assets classified as held for sale

Available-for-sale financial assets include the following assets:

	30 June	30 June
	2025	2024
	$	$

Intellectual property	-	2,997,592
	-	2,997,592

On 20 June 2024, Radiopharm entered into an agreement with Lantheus Holdings Inc (Lantheus) to sell two of the group’s preclinical assets TROP2 targeting nanobody (included under Nanomab intellectual property) and a LRRC15 targeting mAb (included in other intellectual property) for US$2,000,000.

At 30 June 2024, the sale had not finalized as the group were in the process of finalizing the transfer of the assets to Lantheus and the fee was still outstanding. Therefore, the assets were deemed held-for-sale.

The value of the assets after amortization was more than the value they were sold for. Thus, the difference between the two was deemed a loss on sale of available-for-sale assets per note 3(b).

(b) Intangible assets

	AVb6 Integrin	hu PSA Anti-body	NanoMab	MAb	Pharma 15	Pivalate	Other Intellectual Property	Total
	$	$	$	$	$	$	$	$
Year ended 30 June 2024
Opening net book amount	15,952,216	11,126,011	22,568,002	1,357,466	6,857,500	293,529	386,510	58,541,234
Sale of asset(note 6(a)	-	-	(4,742,125)	-	-	-	(122,111)	(4,864,236)
Exchange difference	-	-	-	1,230	6,169	-	-	7,399
Amortization charge	(887,987)	(850,312)	(1,256,257)	(74,771)	-	(24,511)	(24,379)	(3,118,217)
Impairment charge	-		-	-	(1,478,892)	-	-	(1,478,892)
Closing net book amount	15,064,229	10,275,699	16,569,620	1,283,925	5,384,777	269,018	240,020	49,087,288

At 30 June 2024
Cost	17,691,796	16,212,081	19,470,972	1,358,696	6,863,669	336,055	275,415	62,208,684
Accumulation amortization and impairment	(2,627,567)	(5,936,382)	(2,901,352)	(74,771)	(1,478,892)	(67,037)	(35,395)	(13,121,396)
Net book amount	15,064,229	10,275,699	16,569,620	1,283,925	5,384,777	269,018	240,020	49,087,288

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

6 Non-financial assets and liabilities (continued)

(b) Intangible assets (continued)

	AVb6 Integrin	hu PSA Anti-body	NanoMab	MAb	Pharma 15	Pivalate	Other Intellectual Property	Total
	$	$	$	$	$	$	$	$
Year ended 30 June 2025
Opening net book amount	15,064,229	10,275,699	16,569,620	1,283,925	5,384,777	269,018	240,020	49,087,288
Sale of asset (note 6(a))	-	-	-	-	-	-	-	-
Exchange differences	-	-	-	15,201	60,239	-	-	75,440
Amortization charge	(884,590)	(621,185)	(973,549)	(69,365)	-	(22,404)	(17,213)	(2,588,306)
Impairment charge	-	-	-	-	-	-	-	-
losing net book amount	14,179,639	9,654,514	15,596,071	1,229,761	5,445,016	246,614	222,807	46,574,422

At 30 June 2024
Cost	17,691,796	16,212,081	19,470,972	1,374,030	6,940,599	336,055	275,415	62,300,948
Accumulated amortization and impairment	(3,512,157)	(6,557,567)	(3,874,901)	(144,269)	(1,495,583)	(89,441)	(52,608)	(15,726,526)
Net book amount	14,179,639	9,654,514	15,596,071	1,229,761	5,445,016	246,614	222,807	46,574,422

The group’s intellectual property is measured at initial cost, less any accumulated amortization and impairment losses.

(i) AVb6 Integrin

The group has recognized the Intellectual Property “AVb6 Integrin” through the acquisition of a license developed at TRIMT GmbH (TRIMT), a world-renowned independent research and treatment centre specializing in cancer, based in Radeberg, Germany.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognized as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The carrying value of the contingent considerations was probability-adjusted based on the directors’ assumptions, 70% probability of completing the first therapeutic milestone (milestone 3). Other milestones were deemed uncertain as per management’s assessment.

AVb6 Integrin is amortized over a period of 20 years, being management’s assessed useful life of the intangible asset.

(ii) hu PSA Anti-body

The group has recognized the Intellectual Property “hu PSA Anti-body” through the acquisition exclusive license developed at Diaprost AB (Diaprost), a world-renowned independent research and treatment centre specializing in prostate cancer, based in Lund, Sweden.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognized as intangible assets relate to the upfront licenses fee paid in respect of the license agreement and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The carrying value of the contingent considerations was probability-adjusted based on the directors’ assumptions, 70% probability of completing milestones 1 and 2.

hu PSA Anti-body is amortized over a period of 15 years, being management’s assessed useful life of the intangible asset.

(iii) NanoMab

The board has recognized the Intellectual Property “NanoMab” through the acquisition of a license developed at NanoMab Technology Limited, a world-renowned independent biopharmaceutical company focusing on cancer precision therapies through radiopharmaceuticals, based in Hong Kong.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognized as intangible assets relate to the upfront licenses fee paid in respect of the license agreement, value of equity issued to the licensor and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements. The carrying value of the contingent consideration on license acquisition was probability-adjusted based on the directors’ assumptions, 70% probability of completing milestone 1.

NanoMab is amortized over a period of 20 years, being management’s assessed useful life of the intangible asset.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

6 Non-financial assets and liabilities (continued)

(b) Intangible assets (continued)

(iv) MAb

The group has recognized the Intellectual Property “MAb” through Radiopharm Ventures, LLC, a joint venture between Radiopharm Theranostics (USA), Inc and The Board of Regents of the University of Texas System and the MD Anderson Cancer Center.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognized as intangible assets relate to MD Anderson’s investment in Radiopharm Ventures, LLC. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements.

MAb is amortized over a period of 20 years, being management’s assessed useful life of the intangible asset.

(v) Pharma15

The group has recognized the Intellectual Property “Pharma15” through the acquisition of Pharma15 Corporation. It is the board’s expectation that it will generate future economic benefits for the group. The amounts currently recognized are the upfront consideration paid to shareholders, deferred consideration to be paid one year after acquisition and contingent consideration. At the end of the reporting year management deemed the asset is not ready for use, thus no amortization has been deducted from it.

(vi) Pivalate

The group has recognized the Intellectual Property “Pivalate” through the acquisition of a license developed at Cancer Research Technologies Limited (CRT), a world-renowned independent research and treatment centre for cancer, based in London, United Kingdom.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognized as intangible assets relate to the upfront licenses fee paid in respect of the license agreement and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the license agreements.

Pivalate is amortized over a period of 15 years, being management’s assessed useful life of the intangible asset.

(vii) Other intellectual property

Other intellectual property includes the following IP acquired by the group.

NeoIndicate

The group has recognized the Intellectual Property “NeoIndicate” through the acquisition of a sublicence developed at NeoIndicate LLC, a private research university based in Ohio.

It is the board’s expectation that the acquired intellectual property will generate future economic benefits for the group. The amounts recognized as intangible assets relate to the upfront licences fee paid in respect of the licence agreement and contingent consideration. The contingent consideration arrangements require the group to pay the licensor at the completion of each milestone per the licence agreements.

NeoIndicate is amortized over a period of 16 years, being management’s assessed useful life of the intangible asset.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

6 Non-financial assets and liabilities (continued)

(b) Intangible assets (continued)

(viii) Impairment test for intellectual property

Radiopharm holds specific intangible assets which are not yet available for use, or which while available for use, have not yet obtained regulatory and licensing approval for commercialization and marketing of the products. As the assets are not capable of generating independent cash inflows, they are required to be allocated to a cash-generating unit, being the smallest identifiable group of assets which generates cash inflows that are largely independent of the cash inflows from others in the group. However, as the business does not generate cash inflows, and there is no ‘cost’ for the cash-generating unit, assets are tested for impairment at the asset level, to ensure that individual assets are not impaired below their fair value less costs of disposal. Consequently, management consider it appropriate to consider the fair value less cost of disposal of each asset individually when assessing whether impairment is measured. As a result, the recoverable value of each individual asset is to be determined.

The group identified impairment indicators at 30 June 2024 and completed an assessment to identify the recoverable amount under the replacement cost approach. The assessment took into consideration internal and external costs incurred, wastage or inefficiency costs, obsolescence and disposal costs. It was identified for all assets except Pharma15 that the recoverable amount under this assessment was higher than the carrying amount of the asset thus no impairment was required. However, as Pharma15 recoverable amount was less than the carrying amount under this assessment, $1,478,892 was impaired from the asset.

In fiscal 2025 there were no indicators of impairment.

See note 20(j) for the other accounting policies relevant to intangible assets and note 20(d) for the group’s policy regarding impairments.

(c) Employee benefit obligations

	30 June 2025			30 June 2024
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Leave obligations (i)	450,104	-	450,104	399,788	-	399,788

(i) Leave obligations

The leave obligations cover the group’s liabilities for annual leave which are classified as either other long-term benefits or short-term benefits.

The current portion of this liability includes all of the accrued annual leave and pro-rata payments employees are entitled to in certain circumstances. The entire amount of the provision of $450,104 (2024: $399,788) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

 7 Equity

(a) Share capital

		30 June 2025	30 June 2024	30 June 2023	30 June 2025	30 June 2024	30 June 2023
	Notes	Shares	Shares	Shares	$	$	$
Ordinary shares
Ordinary Shares Fully paid		2,364,949,502	460,367,051	339,313,037	176,558,493	100,681,716	97,230,329
	7(a)(i)	2,364,949,502	460,367,051	339,313,037	176,558,493	100,681,716	97,230,329

(i) Movements in ordinary shares:

Details	Notes	Number of shares	Total $
Balance at 1 July 2022		255,433,248	86,758,783
Issue at $0.14 pursuant to institutional entitlement offer (2022-10-25)		39,878,805	5,583,033
Issue of forfeiture shares at $0.171 (2022-10-26)		1,149,417	196,550
Issue at $0.14 pursuant to rights issue (2022-11-25)		32,073,235	4,490,253
Issue at $0.143 upon Pharma 15 acquisition (2023-03-03)		10,412,934	1,482,360
Issue at $0.136 under employee incentive scheme (2023-04-28)		365,398	49,694
Less: Transaction costs arising on share issues		-	(1,330,344)

Balance at 30 June 2023		339,313,037	97,230,329

Balance at 1 July 2023		339,313,037	97,230,329
Issue at $0.070 pursuant to rights issue (2023-12-08)		30,197,244	2,113,808
Issue at $0.105 of forfeiture shares as per employment contract (2023-12-14)		2,128,815	223,526
Issue of ordinary shares at $0.0864 in lieu of cash for services rendered (2024-01-05)		1,200,013	103,681
Issue at $0.07 pursuant to rights issue shortfall (2024-01-31)		18,714,145	1,309,990
Issue at $0.07 pursuant to rights issue shortfall (2024-02-09)		1,950,000	136,500
Issue at $0.059 pursuant to Lind agreement (2024-02-14)		20,000,000	-
Issue at $0.059 as part of Pharma15 acquisition (2024-03-04)		25,856,470	1,297,022
Issue at $0.052 pursuant to Lind agreement (2024-03-12)		5,769,231	300,000
Issue at $0.045 pursuant to Lind agreement (2024-04-15)		6,666,667	300,000
Issue at $0.035 pursuant to Lind agreement (2024-05-16)		8,571,429	300,000
Less: Transaction costs arising on share issues		-	(2,633,140)
Balance at 30 June 2024		460,367,051	100,681,716

Balance at 1 July 2024		460,367,051	100,681,716
Issue of ordinary shares at $0.040 pursuant to issue of securities(2024-07-01)		597,130,727	23,885,229
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)		858,056,603	34,322,264
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)		14,031,195	561,248
Issue of ordinary shares at $0.050 pursuant to Lantheus investment (2024-08-23)		149,625,180	7,481,259
Issue of ordinary shares at $0.040 pursuant to issue of placement shares (2024-09-13)		93,750,000	3,750,000
Issue of ordinary shares at $0.036 pursuant to the achievement of a milestone (2024-12-13)		20,594,438	741,400
Issue of ordinary shares at $0.036 pursuant to forfeiture shares (2024-12-16)		7,091,615	219,840
Issue of ordinary shares at $0.060 pursuant to issue of placement shares to Lantheus (2025-01-20)		133,333,333	8,000,000
Issue of ordinary shares at $0.025 pursuant to a milestone payment (2025-06-12)		30,969,360	774,234

Less: Transaction costs arising on share issues		-	(3,858,697)
Balance at 30 June 2025		2,364,949,502	176,558,493

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

7 Equity (continued)

(b) Other reserves

The following table shows a breakdown of the statement of financial position line item ‘other reserves’ and the movements in these reserves during the year and period, respectively. A description of the nature and purpose of each reserve is provided below the table.

		Shares to be issued	Share-based payments	Equity settled payments	Foreign currency translation	Total other reserves
	Notes	$	$	$	$	$
At 1 July 2022		-	6,554,312	573,865	(19,043)	7,109,134
Currency translation differences		-	-	-	(728,250)	(728,250)
Other comprehensive loss		-	-	-	(728,250)	(728,250)
Transactions with owners in their capacity as owners
Issue of options as part of forfeiture payments		-	-	(136,454)	-	(136,454)
Issue of shares as part of forfeiture payments		-	-	(107,410)	-	(107,410)
Issue of options	7(b)(ii)	-	4,224,437	-	-	4,224,437

At 30 June 2023		-	10,778,749	330,001	(747,293)	10,361,457

At 1 July 2023		-	10,778,749	330,001	(747,293)	10,361,457
Currency translation differences		-	-	-	202,956	202,956
Other comprehensive loss		-	-	-	202,956	202,956
Transactions with owners in their capacity as owners
Issue of options as part of forfeiture payments		-	44,796	(44,796)	-	-
Issue of shares as part of forfeiture payments		-	-	(147,038)	-	(147,038)
Issue of options	7(b)(ii)	-	3,327,468	-	-	3,327,468
Shares to be issued		24,185,229	-	-	-	24,185,229
At 30 June 2024		24,185,229	14,151,013	138,167	(544,337)	37,930,072

At 1 July 2024		24,185,229	14,151,013	138,167	(544,337)	37,930,072
Currency translation differences		-	-	-	464,034	464,034
Other comprehensive loss		24,185,229	14,151,013	138,167	(80,303)	38,394,106
Transactions with owners in their capacity as owners
Transfer from Share-based payments to equity settled payments			(136,454)	136,454		-
Issue of options as part of forfeiture payments		-	43,506	(43,506)	-	-
Issue of shares as part of placement		(23,885,229)	-	-		(23,885,229)
Issue of shares as part of forfeiture payments		-	-	(200,394)	-	(200,394)
Lapse of forfeiture payment		-	-	(30,721)	-	(30,721)
Issue of options		-	2,157,778	-	-	2,157,778
Cancellation of shares to be issued relating to Lind		(300,000)	-	-	-	(300,000)
Expiration of options		-	(2,797,451)	-	-	(2,797,451)
Forfeiture of options		-	(221,170)	-	-	(221,170)
At 30 June 2025		-	13,197,222	-	(80,303)	13,116,919

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

7 Equity (continued)

(b) Other reserves (continued)

(i) Nature and purpose of other reserves

Shares to be issued

Share coded as shares to be issued were issued on 1 July 2024 as part of the capital raise announced in June 2024.

Share-based payments

The share-based payment reserve records items recognized as expenses on valuation of share options issued to key management personnel, other employees and eligible contractors.

(i) Nature and purpose of other reserves (continued)

Foreign currency translations

Exchange differences arising on translation of foreign controlled entities are recognized in other comprehensive income or loss as described in note 20(c) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Equity settled payments

Equity settled payments reserve records items recognized as expenses on valuation of shares to be issued to key management personnel and other employees for forfeiture of long term incentives at previous employers.

(ii) Movements in options:

Details	Number of options	Total $
Balance at 1 July 2022	41,553,372	6,554,312
Issue of listed options	79,352,040	493,580
Issue of ESOP unlisted options	32,804,903	1,859,699
Forfeiture of ESOP unlisted options	(2,000,000)	(136,454)
Expense for share-based payments for options previously issued	-	1,871,158

Balance at 30 June 2023	151,710,315	10,642,295
Issue of unlisted options*	16,455,224	763,778
Issue of ESOP unlisted options	18,795,456	742,379
Expense for share-based payments for options previously issued	-	1,866,107

Balance at 30 June 2024	186,960,995	14,014,559
Issue of unlisted options	968,815,574	29,985
Issue of ESOP unlisted options	164,472,155	1,396,110
Forfeiture of options	(4,351,176)	(221,170)
Expiration of options	(163,605,052)	(2,797,451)
Expense for share-based payments for options previously issued	-	775,189
Balance at 30 June 2025	1,152,292,496	13,197,222

*	The above number has been updated to include an additional 8,955,224 options valued at $343,028 that was not included in the table in prior years report.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

7 Equity (continued)

(c) Other equity

	30 June	30 June	30 June
	2025 $	2024 $	2023 $
Contingent issue of equity	849,544	849,544	849,544
Deferred issue of equity	-	-	1,297,022
	849,544	849,544	2,146,566

Contingent issue of equity includes amounts related to the value of consideration shares to be issued to the Pharma15 shareholders once certain milestones are met as per their agreement. For more information, please refer to note 13(g).

8 Cash flow information

(a) Reconciliation of profit after income tax to net cash inflow from operating activities

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Loss for the year	(38,342,457)	(47,949,119)	(34,611,194)
Adjustments for
Depreciation and amortization	2,595,637	3,126,286	3,296,532
Contingent consideration	4,069,680	8,860,358	-
Finance costs	(285)	109,207	86,091
Finance income	(888,196)	-	-
Leave provision	46,640	111,196	189,766
Share-based payments	1,895,348	2,640,178	3,037,887
Disposal of intellectual property	-	1,687,791	-
Impairment	-	1,478,892	-
Net foreign currency (gains)/losses	(138,141)	(94,964)	850,280
Change in operating assets and liabilities:
Movement in trade receivables	(9,412,647)	3,480,495	1,506,019
Movement in other current assets	2,948,714	73,871	95,688
Movement in trade payables	514,645	3,499,874	2,347,133
Net cash outflow from operating activities	(36,645,477)	(22,975,935)	(23,201,798)

Contingent consideration, impairment and movement in trade receivables was restated from the annual report for the year ended 30 June 2025. There was no impact to the net cash outflow from operating activities.

(b) Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

●	options issued for no cash consideration - note 16.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

9 Material estimates and judgements

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to changes in estimates and judgements. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The areas involving judgement or estimation are detailed below.

(a) Judgements

(i) Impairment

The group’s intangible assets are assessed for impairment at each reporting period.

Management has considered the following potential indicators:

●	The market capitalization of Radiopharm Theranostics Limited on the Australian Securities Exchange on the impairment testing date of 30 June 2025 in excess of the net book value of assets;

●	The scientific results and progress of the trials;

●	Comparisons with companies in a similar field of development and similar stage; and

●	Changes in growth of the biotech sector.

Management have identified an indicator of impairment in the year ended 30 June 2024 and has completed further testing as detailed in note 6(b)(viii). As at 30 June 2025, no indicators of impairment were identified.

(ii) Pharma15 - ready for use

Management assesses the Pharma15 asset at each reporting period to determine if it is ready for use.

Management has considered the following indicators:

●	Progression of the research and development programs;

●	Application for patents and the life of the patents;

Management have determined that as there are currently no patents for the asset, it is not ready for use.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

9 Material estimates and judgements (continued)

(a) Judgements (continued)

(iii) Joint venture

As set out in note 12(b), Radiopharm established a joint venture in the year ended 30 June 2023, Radiopharm Ventures LLC, with MD Anderson. Radiopharm has increased ownership of the joint venture from 51% at 30 June 2024 to 75% at 30 June 2025. Under the agreement, based on the structure and substance of the agreement, management have assessed there to be ‘control’ by Radiopharm in the joint venture, based on the governance structure of the joint venture, the split of voting rights, and the assessment of the rights (substantive or protective) held by Radiopharm and MD Anderson.

On the basis that management have assessed there to be control, the joint venture has been consolidated in these financial statements.

Based on the structure and substance of the Joint Venture, management has assessed Radiopharm to have control at the year ended 30 June 2025.

(iv) Acquisition of Pharma15

During the year ended 30 June 2023, the group acquired Pharma15. Management assessed at the date of acquisition whether the acquisition represented a business combination under IFRS 3 - Business Combinations. On the basis that Pharma15 did not have outputs and the processes acquired were not substantive in nature, management concluded that a business was not acquired, consequently accounting for the acquisition as an asset acquisition.

(b) Estimates

(i) R&D tax incentive income accrual

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured.

Judgement is applied to each transaction the group incurs each financial year, by determining a percentage of each transaction that relates to R&D.

R&D income is determined using eligibility criteria and percentages of eligibility estimated by management. These estimated eligibility percentages determine the base for which the R&D tax rebate is calculation and therefore is subject to a degree uncertainty.

(ii) Useful life of intangible assets

Management have assessed that “ready for use” for the group is not the commercialization of an intangible asset but rather the goal to develop intangible assets to a point that a trade sale of a license is more likely. They have concluded that all intangible asset’s, excluding Pharma 15, are “ready for use” and have applied judgement over the period which each asset is expected to be available for use by the entity.

The life of the asset is indeterminate at this stage of development. The maximum life in which the group has control of the intangible asset can be determined by the length of legal protection of the intellectual property (IP) covered by the patent life over the IP. The life of an asset is determined by reference to that IP protection, subject to reassessment each year, taking into consideration changing expectations about possible timing of trade sale of a license.

The useful life is determined using the expiry date of the last patent to expire. These dates determine the life of the IP and therefore is subject to a degree uncertainty.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

9 Material estimates and judgements (continued)

 (b) Estimates (continued)

(iii) Share-based payments

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

This model requires the following inputs which involve judgements to be made:

●	Volatility rate is calculated by analyzing the movement of the closing share price each day for the term of the option preceding grant date; and

●

Risk-free rate is obtained by referencing to the Capital Market Yields for Government Bonds supplied by the RBA.

The rate is selected by determining what the rate is at the date the options are granted to the holder.

Additionally, there are different rates supplied by the RBA each day dependent on the terms of the bond (2, 3, 5, 10 years). The term of the option will determine which rate is used (i.e. a 5 year term will use the 5 year bond rate). If an options term is between two terms for example 4 years, the rate that is used is that of the lower term i.e. the 3 year bond rate.

These inputs determine the value of each share-based payment and therefore it is subject to a degree of uncertainty.

(iv) Contingent consideration

The amortized cost of the group’s contingent consideration relating to the acquisition of licenses is estimated using a present value technique which discounts the management’s estimate of the probability that the milestone will be achieved. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters.

At the end of the reporting year, the group has applied judgement to multiple milestones detailed in note 13. Refer to Note 5(e) where the interest rate has been disclosed.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

9 Material estimates and judgements (continued)

(b) Estimates (continued)

The probability of achieving each milestone is a significant input in determining the amortized cost of the consideration and therefore is subject to uncertainty.

The amortized cost of contingent consideration is sensitive to changes in the probability of clinical trial success and the timeframe for completion of those clinical trials. These sensitivities are interdependent. A 1% change in the probability of clinical trial success or a 1 year reduction in the timeframe for completion of clinical trials would have a material impact on the carrying value of contingent consideration.

(v) Lantheus strategic development services contract

During the year ended 30 June 2025, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. Under the contract, Radiopharm will lead the clinical development efforts in Australia while Lantheus covers all the clinical development costs associated with the program.

Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives. Each payment will be made after each milestone is completed. At 30 June 2025 no milestones had been met.

Under the Lantheus contract, the Group has promised to deliver and manage the clinical development program. This has been assessed as a single performance obligation as it is a significant service of integrating the interrelated clinical trial activities into one combined output.

The Group incurs internal and external costs, which are recouped over time, once certain criteria are met. These costs and recoupments are forecast at reporting date, over the expected development period of 3 years, to determine the expected percentage of completion at different stages of the overall contract. Management apply judgement in the use of assumptions in the forecast, including the probability of the costs being determined with reasonable accuracy, their timing, and their eligibility to be recouped, to develop a pattern of expected percentage completion at each stage of the project. In doing so, management make judgments on the likelihood of overall project success, including meeting strict criteria for progress payments and for milestone payments. Future revenue is only included in the model to the extent it is highly probable. The probability assigned to each milestone determines the value of the consideration and therefore is subject to a degree of uncertainty, and at this time those amounts are considered not sufficiently probable to recognize. The discount rate used at 30 June 2025 was 10.27%.

The Company is acting as a principal in the arrangement as it has control of the services provided before they are transferred to the Customer and is the primary contracting party for any third party contractors appointed. This includes contracting third-parties under the scope of the work orders and utilizing their employees skillset’s to complete the project. There are no fixed fees payable under the arrangement. Accordingly, the Company will recognize revenue from the arrangement on a gross basis.

The group has determined that certain variable consideration is constrained and has not been considered in the transaction price for revenue recognition. This was assessed based on management’s estimate of the probability of the milestones achievement. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters. These amounts will be reassessed in future periods.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

9 Material estimates and judgements (continued)

(b) Estimates (continued)

Revenue is recognized over time based on the Group’s measure of progress towards completion of the performance obligation. A cost input method has been used as there is no clear output that can easily be tracked, however the Group is able to forecast the expenditure required to complete the project and track the completion on a monthly basis based on invoices and the time put into the over the expected development period of 3 years. The transaction price includes an upfront payment which has been assessed to meet the definition of a significant financing component.

At 30 June 2025, the Group recognized $3,633,422 as revenue, $3,594,146 as cost of sales and $1,720,551 as deferred revenue. Please refer to note 20 for additional details on the accounting policy.

10 Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance.

The group’s risk management is predominantly controlled by the board. The board monitors the group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a) Market risk

(i) Foreign exchange risk

The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The group’s exposure to foreign currency risk at the end of the reporting year and period, respectively, expressed in Australian dollar, was as follows:

	30 June 2025			30 June 2024
	USD $	EUR $	GBP $	USD $	EUR $	GBP $
Cash and cash equivalents	2,994,099	-	-	81,994	-	-
Trade payables	5,482,682	57,987	231,930	4,797,514	239,562	265,561
Total exposure	8,476,781	57,987	231,930	4,879,508	239,562	265,561

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

10 Financial risk management (continued)

(a) Market risk (continued)

(i) Foreign exchange risk (continued)

Sensitivity

As shown in the table above, the group is primarily exposed to changes in (United States dollar) USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the USD. The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 4.6% (2024: 4.8%)

●	EUR: 5.3% (2024: 3.5%)

●	GBP: 4.8% (2024: 3.1%)

	Impact on post-tax loss		Impact on other components of equity
	2025 $	2024 $	2025 $	2024 $
USD/AUD exchange rate - change by 4.6% (2024: 4.8%)*	389,932	234,216	-	-
EUR/AUD exchange rate - change by 5.3% (2024: 3.5%)*	3,073	8,385	-	-
GBP/AUD exchange rate - change by 4.8% (2024: 3.1%)*	11,133	8,232	-	-

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2025 than 2024 because of the increased amount of USD denominated cash and cash equivalents. The group’s exposure to other foreign exchange movements is not material.

(ii) Cash flow and fair value interest rate risk

The group’s main interest rate risk arises from cash and cash equivalents held, which expose the group to cash flow interest rate risk. During 2025 and 2024, the group’s cash and cash equivalents at variable rates were denominated in Australian dollars.

The group’s exposure to interest rate risk at the end of the reporting year and period, respectively, expressed in Australian dollars, was as follows:

	30 June 2025 $	30 June 2024 $
Financial instruments with cash flow risk
Cash and cash equivalents	29,116,835	18,575,040
Other financial assets	-	40,000
	29,116,835	18,615,040

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

10 Financial risk management (continued)

(a) Market risk (continued)

(ii) Cash flow and fair value interest rate risk (continued)

Sensitivity

The group’s exposure to interest rate risk at the end of the reporting year and period, respectively, expressed in Australian dollars, was as follows:

	Impact on post-tax loss		Impact on other components of equity
	2025 $	2024 $	2025 $	2024 $
Interest rates - change by 609 basis points (2024: 467 basis points)*	1,772,766	869,322	-	-

*	Holding all other variables constant

The use of 6.09 percent (2024: 4.67 percent) was determined based on analysis of the Reserve Bank of Australia cash rate change, on an absolute value basis, at 30 June 2025 and the previous four balance dates. The average cash rate at these balance dates was 2.62 percent (2024: 1.90 percent). The average change to the cash rate between balance dates was 232.74 percent (2024: 246.53 percent). By multiplying these two values, the interest rate risk was derived.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

There has been an increase in the group’s exposure to credit risk in 2025 due to increased cash and cash equivalents. The group’s exposure to other classes of financial assets with credit risk is not material.

(i) Risk management

Risk is minimized through investing cash and cash equivalents in financial institutions that maintain a high credit rating.

(ii) Impairment of financial assets

Cash and cash equivalents are also subject to the impairment requirements of IFRS 9, and there was no identifiable impairment loss effecting cash and cash equivalents during the year. For more information refer to note 6(b)(viii).

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

10 Financial risk management (continued)

(c) Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realization profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyze the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount liabilities
At 30 June 2025	$	$	$	$	$	$	$
Trade payables	9,340,993	-	-	-	-	9,340,993	9,340,993
Other financial liabilities	1,363,259	2,058,078	8,039,178	11,585,395	9,052,414	32,098,324	32,098,324
Total non-derivatives	10,704,252	2,058,078	8,039,178	11,585,395	9,052,414	41,439,317	41,439,317

At 30 June 2024

Trade payables	10,856,793	-	-	-	-	10,856,793	10,856,793
Other financial liabilities	3,865,546	-	12,930,425	7,086,496	9,544,011	33,426,478	33,426,478
Total	14,722,339	-	12,930,425	7,086,496	9,544,011	44,283,271	44,283,271

There is a portion of other financial liabilities that is payable in shares. Refer to note 5(d) for further information.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

11 Capital management

(a) Risk management

The group’s objectives when managing capital are to

●	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group’s constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group’s management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended 30 June 2025 (30 June 2024: nil). The group’s franking account balance was nil at 30 June 2025 (30 June 2024: nil).

12 Interests in other entities

(a) Subsidiaries

The group’s subsidiaries at 30 June 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

	Place of business/	Ownership interest held by the group		Ownership interest held by non-controlling interests
Name of entity	country of incorporation	2025%	2024%	2025%	2024%
Radiopharm Theranostics (USA) Inc	United States	100	100	-	-
Radiopharm Ventures LLC	United States	75	51	25	49
Pharma15 Corporation	United States	100	100	-	-

On 9 July 2022, Radiopharm Theranostics (USA) Inc. and The University of Texas MD Anderson Cancer Center formed Radiopharm Ventures, LLC, a joint venture to develop novel radiopharmaceutical therapeutic products for cancer. The joint venture will focus initially on developing products based on MD Anderson intellectual property.

Radiopharm Ventures, LLC is a limited liability company jointly owned by Radiopharm Theranostics (USA) Inc. (a wholly owned subsidiary of Radiopharm) (75%) and MD Anderson (25%). The University of Texas MD Anderson Cancer Center has granted a license to Radiopharm Ventures for certain patent and technology rights for development and commercialization effective from 11 September 2022. The license may continue until the later of twenty years from the effective date or the end of the life of the licensed patents. The license may be terminated at any time by mutual written agreement. The agreement between Radiopharm Ventures and MD Anderson includes royalty and milestone payment obligations that arise from the development and/or commercialization of licensed products. The costs will be shared by Radiopharm Theranostics (USA) Inc and MD Anderson and both parties will share ownership of the resultant intellectual property. At 30 June 2025 Radiopharm held control of the joint venture.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

12 Interests in other entities (continued)

(b) Non-controlling interests

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-group eliminations.

Comparatives are not disclosed below as Radiopharm Ventures, LLC was established in the 2023 financial year.

	Radiopharm Ventures, LLC
Summarized statement of financial position	30 June 2025 $	30 June 2024 $
Current assets	-	-
Current liabilities	-	-
Current net assets	-	-

Non-current assets	1,229,761	1,283,925
Non-current net assets	1,229,761	1,283,925
	-
Net assets	1,152,892	1,283,925
	-
Accumulated non-controlling interests	(1,920,100)	(769,276)

	Radiopharm Ventures, LLC
Summarized statement of comprehensive loss	30 June 2025 $	30 June 2024 $
Loss for the year	(6,110,449)	(4,008,597)
Total comprehensive loss	(6,110,449)	(4,008,597)
	-
Loss allocated to non-controlling interests	(1,639,368)	(1,964,213)

13 Contingent consideration

(a) AVb6 Integrin intellectual property

The group has the license agreement with TRIMT GmbH (TRIMT). The key financial terms of the license agreement includes payments of cash and shares in the group worth US$10 million which has been paid in the year ended 30 June 2022 and issued. The group has also incurred liabilities contingent on future events in respect of the license, which are summarized below:

Management has determined the amortized of contingent consideration by assessing the probability of each milestone being achieved. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters.

The amortized cost is measured as set out in note 9(b)(iv). The timeframe for measurement varies depending on the milestone, and is aligned with industry information on the length of time taken to conduct oncological clinical trials.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

13 Contingent consideration (continued)

(a) AVb6 Integrin intellectual property (continued)

●	Development Milestone Payments: Up to US$90m payable to TRIMT upon meeting various milestones:

Milestones	Requirements	Payment to TRIMT
1.	Commencement of Phase 3 diagnostic clinical trial for (68Ga-TRIVEHEXIN) (Diagnostic)	US$	2m
2.	Any Marketing Approval in Japan, China, Hong Kong or the United States of (68Ga-TRIVEHEXIN) for diagnostic application (Diagnostic)	US$	3m
3.	Last patient Phase 1 (Therapeutic)	US$	5m
4.	First patient Phase 2 (Therapeutic)	US$	10m
5.	Last patient Phase 2 (Therapeutic)	US$	10m
6.	First patient Phase 3 (Therapeutic)	US$	15m
7.	Last patient Phase 3 (Therapeutic)	US$	15m
8.	Any Marketing Approval in the Territory other than in Australia (Therapeutic)	US$	30m

As at 30 June 2025 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay TRIMT royalties on net sales based on industry standard single digit royalty rates and also on sub licence revenues.

(b)	hu PSA Anti-body intellectual property

The group has the license agreement with Diaprost AB. The key financial terms of the license agreement include upfront cash payments of US$7 million which has been paid in the year ending 30 June 2022.

In March 2025, Radiopharm signed an amendment with Diaprost and Fredax to increase the payment of Milestone Event 4 to US$12,500,000 which US$11,750,000 will be payable in cash and US$750,000 will be payable in shares of Radiopharm. All other amendments were minor in nature and had no monetary value.

The group has also incurred liabilities contingent on future events in respect of the license, which are summarised below:

●	Development Milestone Payments: Up to US$123.5m payable to the Diaprost upon meeting various milestones:

Milestones	Requirements	Payment to Diaprost
1.	The earlier of (i) first ethics approval, or (ii) notice of allowance of Investigational New Drug application (Therapeutic) or (iii) an equivalent of either of these that is sufficient to allow dosing in humans in any country in the Territory	US$	3m
2.	Last patient Phase 1	US$	5m
3.	First patient Phase 2	US$	11m
4.	Last patient Phase 2B	US$	12.5m
5.	First patient Pivotal Study	US$	15m
6.	Upon the dosing of the final patient in a Pivotal Study	US$	15m
7.	FDA submission	US$	7m
8.	FDA approval	US$	25m
9.	EMA approval	US$	10m
10.	PMDA approval	US$	5m
11.	Second indication, approval at first of FDA, EMA, PMDA	US$	10m
12.	Approval at first of FDA, EMA, PMDA for Diagnostic trials.	US$	5m

As at 30 June 2025 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay Diaprost AB royalties on sublicensing based on industry standard royalty rates.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

13 Contingent consideration (continued)

(c)	NanoMab intellectual property

The group has the license agreement with the NanoMab Technology Limited. The key financial terms of the license agreement includes payments of cash and shares in the group worth US$12.5 million which has been paid and issued in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the license, which are summarised below.

●	Development Milestone Payments: Up to US$18m payable in shares to the NanoMab upon meeting various milestones:

Milestones	Requirements	Payment to Nanomab
1.	IND allowance by the U.S. FDA or the EMA or the NMPA (for either the HER-2 or the TROP-2 Therapeutic)	US$	5m	*
2.	IND allowance by the U.S. FDA or the EMA or the NMPA (for the PKT-7 Therapeutic)	US$	0.5m	*
3.	First patient dosed in the first Phase 1 therapeutic clinical trial	US$	1m	*
4.	First patient dosed in the first Phase 2 therapeutic clinical trial	US$	2m	*
5.	First patient dosed in the first Phase 3 therapeutic clinical trial, or approval of a Licensed Product	US$	3m	*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day VWAP prior to the announcement of the milestone on the ASX.

As at 30 June 2025, milestone 3 for the first patient dosed in the first Phase 1 therapeutic clinical trial have been achieved and paid (30 June 2024: none). The group is also in the process of amending the agreement to have TROP2 removed from the milestone achievement after the sale of the asset.

Additionally, the group signed an amendment with NanoMab Technology Limited that included the additional milestones.

Milestones	Requirements	Payment to Nanomab
1.	IND submission to the U.S. FDA or the EMA or the NMPA for PDL-1 Therapeutic)	US$	0.5m	*
2.	First patient dosed in the first Phase 1 therapeutic clinical trial	US$	1m	*
3.	First patient dosed in the first Phase 2 therapeutic clinical trial	US$	2m	*
4.	First patient dosed in the first Phase 3 therapeutic clinical trial	US$	3m	*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day (VWAP) prior to the announcement of the milestone on the ASX.

As at 30 June 2025 milestone 2 for first patient dosed in the first Phase 1 therapeutic clinical trial was achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay Nanomab royalties on net sales based on industry standard single digit royalty rates and also on sublicence revenues.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

13 Contingent consideration (continued)

(d) Pivalate intellectual property

The group has the license agreement with Cancer Research Technologies Limited (CRT). The key financial terms of the license agreement include an upfront cash payment of £180,000 which has been paid in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the license, which are summarized below:

●	Development Milestone Payments: Up to £35.78m payable to CRT upon meeting various milestones: Diagnostic development milestones:

Milestones	Requirements	Payment to CRT
1.	Phase 1 clinical trial commencement limited to each of the 1st indication	£45k
2.	Phase 2 clinical trial commencement limited to each of the 1st 3 indications	£225k
3.	Phase 3 clinical trial commencement limited to each of the 1st 3 indications	£630k
4.	Grant of US Regulatory Approval	£900k
5.	Grant of EU (or UK) Regulatory Approval	£450k
6.	First commercial sale	£900k
7.	Aggregate Net Sales worldwide exceeding £10m	£630k
8.	Aggregate Net Sales worldwide exceeding £50m	£3.15m

Therapeutic development milestones:

Milestones	Requirements	Payment to CRT
1.	Clearing of IND in the US or any country in Territory	£90k
2.	Phase 1 clinical trial/pivotal study commencement, limited to each of the 1st indication	£225k
3.	Phase 2 clinical trial/pivotal study commencement, limited to each of the 1st 3 indications	£630k
4.	Phase 3 clinical trial/pivotal study commencement, limited to each of the 1st 3 indications	£1.8m
5.	Grant of US Regulatory Approval	£3.6m
6.	Grant of MA in the EU (or UK)	£1.8m
7.	First commercial sale	£4.5m
8.	Aggregate Net Sales worldwide exceeding £100m	£2.7m
9.	Aggregate Net Sales worldwide exceeding £500m	£13.5m

As at 30 June 2025 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay CRT royalties on net sales based on industry standard single digit royalty rates.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

13 Contingent consideration (continued)

(e) NeoIndicate intellectual property

The group has the sublicence agreement with NeoIndicate LLC (NeoIndicate). The key financial terms of the license agreement include an upfront cash payment of US$100,000 in the year ending 30 June 2022. The group has also incurred liabilities contingent on future events in respect of the license, which are summarized below:

●	Development Milestone Payments: Up to US$278m payable to NeoIndicate upon meeting various milestones:

Diagnostic development milestones:

Milestones	Requirements	Payment to NeoIndicate
1.	eIND or IND Diagnostic approval	US$	75k
2.	First dose of Diagnostic in Phase I anywhere in world	US$	75k
3.	First dose of Diagnostic in Phase II anywhere in world	US$	150k
4.	First dose of Diagnostic in Phase III anywhere in world	US$	300k
5.	US FDA Regulatory Approval Diagnostic	US$	1m
6.	Outside of US Regulatory Approval Diagnostic	US$	0.5m
7.	Upon first reaching cumulative aggregate gross sales of $25M Diagnostic	US$	0.75m
8.	Upon first reaching cumulative aggregate gross sales of $100M Diagnostic	US$	3m
9.	Upon first reaching cumulative aggregate gross sales of US$250M Diagnostic	US$	7.5m
10.	Upon first reaching cumulative aggregate gross sales of US$500M Diagnostic	US$	15m
11.	Upon first reaching cumulative aggregate gross sales of US$1 Billion Diagnostic	US$	30m
12.	Upon first reaching cumulative aggregate gross sales of US$2 Billion Diagnostic	US$	60m

Therapeutic Licensed Product Milestone Payments:

Milestones	Requirements	Payment to NeoIndicate
1.	eIND or IND approval of therapeutic	US$	100k
2.	First dosing Therapeutic of patients in Phase I anywhere in world	US$	100k
3.	First dosing Therapeutic of patients in Phase II anywhere in world	US$	200k
4.	First dosing Therapeutic of patients in Phase III anywhere in world	US$	0.5m
5.	US FDA Approval Therapeutic	US$	2m
6.	Outside of US Regulatory Approval Therapeutic	US$	1m
7.	Upon first reaching cumulative aggregate gross sales of $25M Therapeutic	US$	1m
8.	Upon first reaching cumulative aggregate gross sales of $100M Therapeutic	US$	5m
9.	Upon first reaching cumulative aggregate gross sales of $250M Therapeutic	US$	10m
10.	Upon first reaching cumulative aggregate gross sales of US$500M Therapeutic	US$	20m
11.	Upon first reaching cumulative aggregate gross sales of US$1 Billion Therapeutic	US$	5m
12.	Upon first reaching cumulative aggregate gross sales of US$2 Billion Therapeutic	US$	10m

As at 30 June 2025 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay NeoIndicate royalties on net sales based on industry standard single digit royalty rates.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

13 Contingent consideration (continued)

(f) Radiopharm Ventures LLC

Radiopharm Ventures, LLC has entered into a technology commercialization agreement in order to complete research and development activities associated with the Mab license. The group has also incurred liabilities contingent on future events in respect of the license, which are summarized below:

●	Development Milestone Payments: Up to US$72.28m payable to Mab upon meeting various milestones:

Event	Requirements	Payment to MD Anderson for Licenced products that target B7-H3 and/or are covered by B7-H3 patent rights		Payment to MD Anderson for any other licenced product
1	Initiation of Phase I Clinical Trial of a Licensed Product	US$	75k	US$	50k
2	Initiation of Phase II Clinical Trial of a Licensed Product	US$	275k	US$	200k
3	Initiation of Phase III Clinical Trial of a Licensed Product	US$	525k	US$	400k
4	Filing of BLA (or equivalent in a non-US jurisdiction) for a Licensed Product	US$	850k	US$	750k
5	Regulatory Approval of a BLA for a Licensed Product by the FDA	US$	5.15m	US$	5.00m
6	Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the European Union equivalent of the FDA	US$	4.00m	US$	3.00m
7	Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the Japanese equivalent of the FDA	US$	3.50m	US$	2.50m
8	Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the Chinese equivalent of the FDA	US$	3.50m	US$	2.50m

As at 30 June 2025 none of the above milestone have been achieved or paid (30 June 2024: none).

●	Royalties on net sales

The group is obliged to pay MD Anderson royalties on net sales based on industry standard single digit royalty rates.

●	Commercialization Payments

The group is obliged to pay MD Anderson the commercialization payments set forth below according to the following, schedule:

Commercialization Event	Commercialization Payment
Upon total worldwide Net Sales of all Licensed Products exceeding $250,000,000	$5,000,000
Upon total worldwide Net Sales of all Licensed Products exceeding $500,000,000	$10,000,000
Upon total worldwide Net Sales of all Licensed Products exceeding $1,000,000,000	$25,000,000

(g) Pharma15

The group has acquired Pharma15 with the key financial terms being an upfront payment of cash and shares of US$2m and also a deferred payment 1 year from acquisition of cash and shares of US$2m. The group has also incurred liabilities contingent on future events in respect of the license, which are summarized below:

●	Development Milestone Payments: Up to US$2.3m payable to Pharma15 upon meeting various milestones:

Event	Requirements	Payment
1.	FDA IND allowance for a therapeutic product	US$	2.3m	*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day (VWAP) prior to the announcement of the milestone on the ASX.

As at 30 June 2025 none of the above milestone have been achieved or paid (30 June 2024: none).

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

14 Commitments

(a) Research and development commitments

(i) Pivalate intellectual property

Under the License Agreement, a non-refundable annual license fee is payable to CRT of £9,000 (A$17,500). This is payable within 30 days of the first, second, third and forth anniversaries of the effective date. The first three annual Licence fees has been paid as at 30 June 2025. Within 30 days of the fifth and each subsequent anniversary of the effective date and until the calendar year in which the first commercial sale of a licensed product occurs, Radiopharm shall pay to the CRT £18,000 (A$35,000).

(ii) NeoIndicate intellectual property

Under the License Agreement, a non-refundable annual license fee is payable to NeoIndicate of US$25,000. This is payable within 30 days of the of the effective date. The first three annual License fees has been paid as at the date of this report.

15 Related party transactions

(a) Key management personnel compensation

	30 June	30 June	30 June
	2025$	2024$	2023$
Short-term employee benefits	3,828,342	4,009,786	4,142,562
Post-employment benefits	119,513	126,649	177,278
Long-term benefits	46,367	125,865	302,875
Share-based payments	1,491,477	2,503,894	3,143,579
Total	5,485,699	6,766,194	7,766,294

Detailed remuneration disclosures are provided in the remuneration report on pages 54 to 63.

(b) Transactions with key management personal

The following transactions occurred with key management personnel:

	30 June	30 June	30 June
	2025 $	2024 $	2023 $
Other transactions
Forfeiture payments expense to key management personnel	46,367	125,865	302,875
Payments to director related entities	415,909	605,390	-
Total	462,276	731,255	302,875

(i) Forfeiture payments expense to key management personal

The group has entered agreements to pay employees for forfeiture of long-term incentives with their former employment. At 30 June 2025 the group has recognized $46,367 as payable for the current year in cash. The expense is cumulative and vests dependent to the employees agreements with Radiopharm. At 30 June 2024, the group has recognized $490,335 as payable in cash and at 30 June 2023, the group recognized $252,457 as payable in cash.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2025

(continued)

15 Related party transactions (continued)

(b) Transactions with key management personal (continued)

(ii) Payments to director related entities

In the fiscal year of 2025, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to $415,909. Mr. Hains, a Director of Acclime Australia, assumed the role of Director of Radiopharm in March 2024.

(c) Loans to/from related parties

During the financial year ended 30 June 2024, Radiopharm received interest free loans amounting to $2,200,000 from director related entities. The loans were all repaid prior to 30 June 2024. There were no loans in fiscal 2025.

16 Share-based payments

(a) Employee Option Plan

The establishment of the ‘Omnibus Incentive Plan’ (OIP) was renewed by shareholders at the annual general meeting held on 16 November 2023. The plan is designed to provide long-term incentives for employees (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The options issued under the plan have vesting conditions based on the achievement of service milestone, which are achieved if the holder remains with the group until the date is reached. The dates vary from the initial public offering up to 5 years from the grant dated. There are no performance or market conditions attached to any of the below options under the plan.

Set out below are summaries of all listed and unlisted options.

	2025		2024		2023
	Weighted average exercise price per share	Number of	Weighted average exercise price per share	Number of	Weighted average exercise price per share	Number of
	option	options	option	options	option	options
As at 1 July	$0.31	77,473,719	$0.36	58,678,263	$0.60	27,873,360
Granted during the year	$0.05	164,772,115	$0.11	18,795,456	$0.17	32,804,903
Forfeited during the year	0.01	(4,650,648)	$-	-	$0.36	(2,000,000)
As at 30 June	$0.13	237,595,186	$0.31	77,473,719	$0.36	58,678,263
Vested and exercisable at 30 June	$0.30	68,176,817	$0.46	32,931,239	$0.60	11,583,676

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

16 Share-based payments (continued)

(a) Employee Option Plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price	Share options 30 June 2025	Share options 30 June 2024	Share options 30 June 2023
2021-03-29	2025-11-25	0.60	1,900,002	1,900,022	1,900,002
2021-04-05	2025-11-25	0.60	1,900,002	1,900,002	1,900,002
2021-04-26	2025-11-25	0.60	1,900,002	1,900,002	1,900,002
2021-06-27	2026-11-25	0.60	2,533,336	2,533,336	2,533,336
2021-07-28	2026-11-25	0.60	2,533,336	2,533,336	2,533,336
2021-08-02	2026-11-25	0.60	8,666,678	8,666,678	8,666,678
2021-12-21	2025-12-21	0.60	400,000	400,000	400,000
2022-03-02	2027-05-27	0.60	740,000	740,000	740,000
2022-04-22	2027-06-01	0.60	1,666,500	2,500,000	2,500,000
2022-07-01	2027-07-01	0.17	13,137,976	13,137,976	13,137,976
2022-11-16	2026-12-01	0.60	3,800,004	3,800,004	3,800,004
2022-11-16	2027-06-30	0.17	18,366,927	18,366,927	18,366,927
2023-02-07	2028-02-01	0.16	100,000	100,000	100,000
2023-05-18	2028-05-18	0.20	200,000	200,000	200,000
2023-06-01	2026-05-31	0.14	505,598	505,598	-
2023-07-01	2028-07-01	0.112	3,658,514	7,176,190	-
2023-07-24	2028-07-24	0.121	500,000	500,000	-
2023-11-16	2028-07-01	0.11	10,113,668	10,113,668	-
2023-12-13	2028-12-13	0.076	500,000	500,000	-
2024-06-01	2027-05-31	0.032	2,300,838	2,300,838	-
2024-07-01	2029-07-01	0.041	30,480,627	-	-
2024-08-23	2026-09-30	0.060	24,000,000	-	-
				-	-
2024-11-25	2029-06-30	0.041	59,290,690	-	-
2024-11-25	2029-09-30	0.060	48,000,000	-	-
2025-01-30	2028-12-13	0.027	400,000	-	-
Total			237,594,698	79,774,557	58,678,263

The following options were granted outside of the OIP plan to non-employees, vesting immediately upon issue. The outstanding balance at the end of the year is detailed below:

Grant date	Expiry date	Exercise price	Share options 30 June 2025	Share options 30 June 2024	Share options 30 June 2023
2021-09-13	2024-11-25	0.90	-	13,680,012	13,680,012
2022-11-25	2026-11-30	0.20	79,352,040	79,352,040	79,352,040
2023-11-14	2028-07-01	0.11	7,500,000	7,500,000	-
2024-02-06	2028-04-30	0.09	8,955,224	8,955,224	-
2024-08-28	2026-08-24	0.060	818,890,534	-	-
Total			914,697,798	109,487,276	93,032,052

Weighted average remaining contractual life of options outstanding at end of year	3.12	2.98	3.68

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

16 Share-based payments (continued)

(a) Employee Option Plan (continued)

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted during the year ended 30 June 2025 included:

	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date ($)
01/06/2024	31/05/2027	0.032	2,300,838	0.032	74.49%	0.00%	3.77%	37,504
01/07/2024	01/07/2029	0.041	30,480,627	0.041	77.09%	0.00%	3.80%	734,582
23/08/2024	30/09/2026	0.060	24,000,000	0.034	67.23%	0.00%	3.60%	187,200
23/08/2024	24/02/2025	0.050	149,925,040	0.034	32.19%	0.00%	3.60%	29,985
28/08/2024	24/08/2026	0.060	818,890,534	0.033	-	-	-	-
25/11/2024	30/09/2025	0.060	48,000,000	0.026	81.15%	0.00%	4.08%	628,794
25/11/2024	30/06/2029	0.041	59,290,690	0.026	81.15%	0.00%	4.08%	865,644
30/01/2025	13/12/2028	0.027	400,000	0.027	88.95%	0.00%	3.79%	6,960
			1,133,287,729

(b) Expenses arising from share-based payment transactions

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Options issued	2,157,778	3,029,236	4,221,280

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

17 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a) Grant Thornton Audit Pty Ltd

(i) Audit and other assurance services

	30 June 2025 $	30 June 2024 $
Audit and review of financial statements	439,394	377,611
Audit of NASDAQ registration	139,327	-
Total remuneration for audit and other assurance services	578,721	377,611

18 Loss per share

(a) Reconciliations of loss used in calculating loss per share

	30 June 2025 $	30 June 2024 $	30 June 2023 $
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the group used in calculating loss per share:
From continuing operations	38,342,457	47,949,119	34,611,194

(b) Weighted average number of shares used as the denominator

	2025 Number	2024 Number	2023 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	2,081,058,451	386,460,137	305,832,976

On the basis of the group’s losses, the outstanding options as at 30 June 2025 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

19 Parent entity financial information

(a) Summary financial information

The individual financial statements for the parent entity shows the following aggregate amounts:

	30 June 2025 $	30 June 2024 $
Statement of financial position
Current assets	39,621,179	19,657,595
Non-current assets	40,000,365	45,524,229
Total assets	79,621,544	65,181,824
Current liabilities	14,091,574	16,846,523
Non-current liabilities	29,653,015	27,675,150
Total liabilities	43,744,588	44,521,673
	-
Shareholders’ equity	-
Issued capital	176,558,493	100,681,716
Other equity	849,544	849,544
Reserves	-
Shares to be issued	-	24,185,229
Share-based payments	13,197,222	14,151,013
Equity Settled Payments	-	138,167
Retained earnings	(154,728,303)	(119,345,518)
	35,876,956	20,660,151
Loss for the year	(32,205,611)	(42,570,656)
Total comprehensive loss	(32,205,611)	(42,570,656)

(b) Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2025 (30 June 2024: nil).

(c) Contingent liabilities of the parent entity

The parent entity had contingent liabilities at 30 June 2025 and 30 June 2024 identical to those of the group, as outlined in note 13.

(d) Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2025 (30 June 2024 nil).

(e) Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Radiopharm Theranostics Limited

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

20 Summary of material accounting policies

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001.

Radiopharm Theranostics Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The financial statements of the Radiopharm Theranostics Limited group also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) Historical cost convention

The financial statements has been prepared on a historical cost basis.

(iii) Going concern

For the year ended June 30, 2025, the group incurred a total comprehensive loss of $37,878,423 (2024: 47,746,163) and net cash outflows from operations of $36,645,477 (2024: $22,975,935). As at June 30, 2025 the group held total cash and cash equivalents of $29,116,835 and net current assets of $24,921,003.

The group expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest in resources in research and development activities for their clinical pipeline.

The group’s ongoing viability and ability to continue as a going concern depends on its capacity to meet debts and commitments as they fall due. Based on current budget forecast assumptions, the group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months. In addition, the group has the ability to employ cash management strategies such as delaying or reducing some operating activities and raise further capital subject to maintaining an active listing on the NASDAQ exchange as well as compliance with the group’s obligations under ASX Listing Rule 7.1. The group’s track record of successful capital raises provides confidence in their ability to secure funding if required.

Based on the above, the directors are satisfied that the group is able to meet their commitments over the next 12 months, and for that reason the financial statements have been prepared on the basis that the group is a going concern.

(iv) New standards and interpretations not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting years and on foreseeable future transactions.

(v) Listing Rule 4.10.19

In accordance with LR 4.10.19, the company has used the cash and assets in a form readily convertible to cash that it had at the time of admission to the Official listing of ASX Limited on 23 November 2021, in a way that is consistent with its business objectives, during the period from admission to 30 June 2025.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

20 Summary of material accounting policies (continued)

(b) Principles of consolidation (continued)

(i) Subsidiaries (continued)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of the group are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The financial statements are presented in the Australian dollar ($), which is Radiopharm Theranostics Limited’s functional and presentation currency. The subsidiaries of Radiopharm Theranostics Limited; Radiopharm Theranositcs (USA) Inc and Radiopharm Ventures LLC both use USD as their functional currency. Upon consolidation, these USD amounts are converted to AUD for use in this report.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss and other comprehensive income on a net basis within finance income.

(d) Impairment of assets

Intangible assets are tested at each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting year. Assets are also assessed if they are ready-for-use each reporting period and will be commence amortization once ready-for-use.

(e) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(f) Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

20 Summary of material accounting policies (continued)

(f) Trade receivables (continued)

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognized in profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent year, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

(g) Assets classified as held for sale

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

A loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

(h) Investments and other financial assets

(i) Classification

The group classifies its financial assets in the following categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

20 Summary of material accounting policies (continued)

(h) Investments and other financial assets (continued)

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Financial instruments

Subsequent measurement of financial instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its financial instruments:

●	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of profit or loss.

●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the consolidated statement of profit or loss.

●	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the year in which it arises.

(v) Impairment

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

(i) Classification and measurement of financial liabilities

Financial liabilities are initially measured at fair value, and where applicable adjusted for transaction costs unless the group designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortized cost using the effective interest method designated at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

20 Summary of material accounting policies (continued)

(j) Intangible assets

Intangible assets are initially measured at cost. Following initial recognition, intangible assets are carried at historical cost, less any accumulated amortization and impairment losses. The useful lives of intangible assets that are available for use are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication of impairment. Amortization methods and periods for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization method and/or period, as appropriate, which is a change in accounting estimate and applied prospectively. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss and other comprehensive income.

(i) Acquisition of intangible assets

The group has applied judgement in determining the accounting treatment for the acquisition of license agreements. License agreements have been determined to be stand-alone transactions, independent from any other agreement entered between the group and the licensor.

Future changes to probability of milestones becoming payable in subsequent periods will be captured in the consolidated statement of profit or loss and other comprehensive income.

Contingent consideration on the acquisition of intangible assets is initially measured at fair value, and subsequently measured at amortized cost using the effective interest method.

Future changes to probability of milestones becoming payable in subsequent periods, and other changes which impact the carrying amount of contingent consideration, will be captured in the consolidated statement of profit or loss.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalized if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(iii) Amortization methods and useful lives

Management has assessed capitalized patents, licenses and other rights as available for their intended use. These assets are amortized on a straight-line basis over the period of their expected benefit.

(k) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting year. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2025

(continued)

20 Summary of material accounting policies (continued)

(l) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(m) Loss per share

(i) Basic loss per share

Basic earnings per share is calculated by dividing:

●	the profit attributable to owners of the group, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted loss per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(n) Revenue recognition

The group recognizes revenue as follows:

Revenue from contracts with customers

Revenue is recognized at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts or rebates, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. This is based on their experience and considering industry information on clinical trial success rates and related parameters. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are recognized as a refund liability.

21 Events occurring after the reporting year

No matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code RAD on the Australian Stock Exchange website: www.asx.com.au.

Consolidated Entity Disclosure Statement:

Name of entity	Type of entity	Trustee, partner, or participant in joint venture	% of share capital held	Country of incorporation	Australian resident or foreign resident (for tax purpose)	Foreign tax jurisdiction(s) of foreign residents
Radiopharm Theranostics Limited	Body corporate	n/a	n/a	Australia	Australian	n/a
Radiopharm Theranostics (USA) Inc	Body corporate	n/a	100	United States	Foreign	United States
Radiopharm Ventures LLC	Body corporate	n/a	75	United States	Foreign	United States
Pharma15 Corporation	Body corporate	n/a	100	United States	Foreign	United States

Basis of Preparation

This consolidated entity disclosure statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with IFRS 10 Consolidated Financial Statements.

Determination of Tax Residency

Section 295 (A)(vi) of the Corporation Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted and which could give rise to a different conclusion on residency.

In determining tax residency, the Group has applied the following interpretations:

Australian tax residency

The Group has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5 Income tax: central management and control test of residency.

Foreign tax residency

Where necessary, the Group has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages F-1 to F-52 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2025 and of its performance for the fiscal year ended on that date, and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)	the consolidated entity disclosure statement is true and correct at 30 June 2025.

Note 20(a) confirms that the financial statements also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

/s/ Mr Paul Hopper
Executive Chairman

Sydney, September 16, 2025

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit	Description

1.1	Constitution of Radiopharm Theranostics Limited (incorporated by reference to Exhibit 1.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

2.1	Form of Deposit Agreement between Radiopharm Theranostics Limited and Deutsche Bank Trust Company Americas as Depositary (incorporated by reference to Exhibit 2.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

2.2	Form of Amendment to Deposit Agreement between Radiopharm Theranostics Limited and Deutsche Bank Trust Company Americas as Depositary (incorporated by reference to Exhibit 2.2 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4*	Description of securities (American Depositary Shares)

4.1	Omnibus Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.2	Service Agreement, dated August 1, 2021, between Radiopharm Theranostics (USA) Inc and Riccardo Canevari (incorporated by reference to Exhibit 4.2 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.3	Service Agreement, dated July 28, 2021, between Radiopharm Theranostics (USA) Inc and Thom Tulip (incorporated by reference to Exhibit 4.3 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.4	Form of Deed of Indemnity with Directors (incorporated by reference to Exhibit 4.4 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.5#	Exclusive License Agreement, dated July 9, 2021, between Radiopharm Theranostics Limited and NanoMab Technology Limited (incorporated by reference to Exhibit 4.5 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.6	License Amendment, dated August 1, 2021, Agreement between NanoMab Technology Limited and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.6 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.7	Agreement for the Assignment of Intellectual Property, dated January 20, 2022, between NanoMab Technology Limited, NanoMab (UK) Limited and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.7 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.8#	Exclusive License Agreement, dated July 13, 2021, between TRIMT GmbH and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.8 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.9#	License Agreement, dated September 5, 2021, between Diaprost AB, Fredax AB and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.9 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.10#	Exclusive License Agreement, dated October 1, 2021, between Cancer Research Technology Limited and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.10 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.11#	Sublicence Agreement, dated June 7, 2022, between NeoIndicate LLC and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.11 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.12	Agreement, dated February 11, 2021, between Radiopharm Theranostics Limited and Kilinwata Investments Pty Ltd (incorporated by reference to Exhibit 4.12 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.13	Agreement, dated February 11, 2021, between Radiopharm Theranostics Limited and CFO Solution HQ Pty Ltd (incorporated by reference to Exhibit 4.13 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.14	Stock Purchase Agreement, dated March 2, 2023, between Radiopharm Theranostics (USA) Inc., Radiopharm Theranostics Limited, Pharma15 Corporation and the Selling Stockholders (incorporated by reference to Exhibit 4.14 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.15#	Technology Commercialization Agreement, dated September 9, 2022, between Radiopharm Ventures, LLC, and The Board of Regents of The University of Texas System and The University of Texas M. D. Anderson Cancer Center (incorporated by reference to Exhibit 4.15 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.16#	Amendment to the Technology Commercialization Agreement, dated June 20, 2023, between Radiopharm Ventures, LLC, and The Board of Regents of The University of Texas System and The University of Texas M. D. Anderson Cancer Center (incorporated by reference to Exhibit 4.16 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.17#	Limited Liability Company Agreement, dated September 9, 2022, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 4.17 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.18	Share Subscription Agreement, dated June 2024, between Radiopharm Theranostics Limited and Lantheus Omega, LLC (incorporated by reference to Exhibit 4.18 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.19	Purchase and Development Agreement, dated May 23, 2024, between Radiopharm Theranostics Limited and Radiopharm Theranostics (USA), Inc, and Lantheus Holdings Inc. (incorporated by reference to Exhibit 4.19 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.20	Subscription agreement, dated June 22, 2024, with institutional and professional investors between Radiopharm Theranostics Limited and institutional and professional investors (incorporated by reference to Exhibit 4.20 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.21	Service Agreement, dated August 20, 2024, between Radiopharm Theranostics (USA) Inc and Dimitris Voliotis (incorporated by reference to Exhibit 4.21 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.22#	First Amendment to Limited Liability Company Agreement, dated October 31, 2022, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 4.22 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.23#	Second Amendment to Limited Liability Company Agreement, dated August 15, 2024, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 4.23 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.24#	Second Amendment to the Technology Commercialization Agreement, dated August 16, 2024, between Radiopharm Ventures, LLC, and The Board of Regents of The University of Texas System and The University of Texas M. D. Anderson Cancer Center (incorporated by reference to Exhibit 4.24 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.25	Master Service Agreement, dated September 30, 2024, between Radiopharm Theranostics Limited and AtomVie Global Radiopharma Inc. (incorporated by reference to Exhibit 4.25 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

11.1*	Securities Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

23.2*	Auditor’s Independence Declaration

23.3*	Independent Auditor’s Report

97.1*	Policy on Recovery of Erroneously Awarded Incentive Compensation

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

#	Certain confidential information in this exhibit was omitted by means of marking such information with brackets (“[***]”) because the identified confidential information is not material and is the type that the registrant treats as private or confidential.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Radiopharm Theranostics Limited

	By:	/s/ Riccardo Canevari
	Name:	Riccardo Canevari
	Title:	Chief Executive Officer and Managing Director

Date: September 16, 2025

Exhibit 23.2

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Radiopharm Theranostics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Radiopharm Theranostics Limited for the year ended 30 June 2025, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ Grant Thornton Audit Pty Ltd
Grant Thornton Audit Pty Ltd Chartered Accountants

/s/ M A Cunningham
M A Cunningham
Partner – Audit & Assurance Melbourne, 16 September 2025

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389.‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities.

Exhibit 23.3

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222

Independent Auditor’s Report

To the Members of Radiopharm Theranostics Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Radiopharm Theranostics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2025, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the Group’s financial position as at 30 June 2025 and of its performance for the year ended on that date; and

b	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Intangible Assets Impairment – Note 6(b), Note 9(a)(i) and Note 20(d)

Our procedures included, amongst others:

The Group has acquired licenses associated with the development and commercialisation of oncology products for diagnostic and therapeutic uses, totalling $46,574,422 as at June 2025.	●	Obtaining a detailed understanding of the underlying processes for intangible asset impairment through discussion with individuals across the organisation and review of relevant documentation;

In accordance with AASB 136 Impairment of Assets, management is required to assess at each reporting date if there are any indicators of impairment which may suggest the carrying value is in excess of the recoverable value.	●	Holding discussions with the Chief Medical Officer (“CMO”) and Chief Executive Officer (“CEO”) to confirm project status and to identify potential internal indicators of impairment for each related technology;

There is significant judgement in determining the appropriate approach to measuring recoverable value, and significant estimation involved in determining the amount.	●	Assessing the adequacy of the work of management’s experts, including their competence and objectivity;

We have determined this is a key audit matter due to the financial significance of this asset class in the statement of financial position, the significant judgement involved in the impairment indicator analysis and the judgement and estimation involved in the subsequent impairment assessment.	●	Obtaining management’s impairment indicator analysis and assessing reasonableness through the review of public information and discussions with management;

	●	Assessing whether the disclosures in the financial statements, including the note on critical judgements and estimates, are appropriate.

Grant Thornton Audit Pty Ltd

Key audit matter	How our audit addressed the key audit matter
Lantheus – Revenue recognition – Note 2, Note 9(b)v and Note 20(n)

Our procedures included, amongst others:

During the year ended 30 June 2025, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. Under the contract, Radiopharm will lead the clinical development efforts in Australia while Lantheus covers all the clinical development costs associated with the program.	●	Reviewing the agreement with Lantheus to understand the terms and conditions;

Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives. Each payment will be made after each milestone is completed. At 30 June 2025 no milestones had been met.	●	Reviewing management’s accounting paper on the recognition of revenue and assessment in line with AASB 15;

Under the Lantheus contract, the Group has promised to deliver and manage the clinical development program. This has been assessed as a single performance obligation as it is a significant service of integrating the interrelated clinical trial activities into one combined output.	●	Enquiring about the cut-off process to record transactions in the correct period;

There is a risk that the revenue recognised at 30 June 2025 may not accurately reflect the value of the revenue earned in the period.	●	Considering the appropriateness of revenue recognition in accordance with AASB 15;

We have identified this is as an area of audit focus and a key audit matter, due to the complexity in the revenue recognition and the judgement applied in determining the accounting recognition and measurement.	●	Assessing the adequacy of the work of management’s experts, including their competence and objectivity;

	●	Enquiring and testing the assumptions used in the significant financing model; and

	●	Assessing whether the disclosures in the financial statements, including on critical judgements and estimates, are appropriate.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2025 but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of:

a	the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 (other than the consolidated entity disclosure statement); and

b	the consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001, and

Grant Thornton Audit Pty Ltd

for such internal control as the Directors determine is necessary to enable the preparation of:

i	the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

ii	the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 54 to 63 of the Directors’ report for the year ended 30 June 2025.

In our opinion, the Remuneration Report of Radiopharm Theranostics Limited, for the year ended 30 June 2025 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ Grant Thornton Audit Pty Ltd
Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M A Cunningham
M A Cunningham
Partner – Audit & Assurance
Melbourne, 16 September 2025

Grant Thornton Audit Pty Ltd

CORPORATE GOVERNANCE

Radiopharm Theranostics Limited and its Board of Directors are committed to implementing and achieving an effective corporate governance framework. Our Corporate Governance Statement can be found on our website at www.radiopharmtheranostics.com.

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 27 August 2025.

A. Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	Class of equity security
	Number of holders		Number of holders
	(shares)	Shares	(options)	Options

1 to 1,000	45	7,374	23	11,900
1,001 to 5,000	212	641,319	65	237,052
5,001 to 10,000	214	1,704,403	35	271,587
10,001 to 100,000	1,262	52,910,895	152	7,486,065
100,001 and over	794	2,309,685,511	292	1,149,285,892

	2,527	2,364,949,502	567	1,157,292,496

Holding less than a marketable parcel	758

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	Percentage of issued shares

BNP PARIBAS NOMINEES PTY LTD	355,319,700	15.02
LANTHEUS OMEGA LLC WHOLLY OWNED SUBSIDIARY OF LANTHEUS HOLDINGS INC	282,958,513	11.96
HSBC CUSTODY NOMINEES	171,235,987	7.24
UBS NOMINEES PTY LTD	167,622,353	7.09
NEWECONOMY COM AU NOMINEES PTY LIMITED	136,295,336	5.76
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	135,006,793	5.71
NM INVESTMENT LIMITED	94,858,929	4.01
CITICORP NOMINEES PTY LIMITED	74,110,656	3.13
Paul Hopper	52,400,000	2.22
DULYNE PTY LTD	41,500,000	1.75
TORONGA PTY LTD	39,964,733	1.69
BNP PARIBAS NOMS PTY LTD	28,029,875	1.19
SCARLETT HOPPER	23,857,142	1.01
PALM BEACH NOMINEES PTY LIMITED	22,023,940	0.93
WARBONT NOMINEES PTY LTD	16,751,540	0.71
SHARED OFFICE SERVICES PTY LTD	15,839,358	0.67
ANGUS BRUCE BINNIE & KIRSTEN AMANDA BINNIE	15,553,575	0.66
MR DYLAN LEWIS DUFFY	15,000,000	0.63
FINCLEAR SERVICES PTY LTD	13,071,472	0.55
RICCARDO CANEVARI	12,253,584	0.52

	1,713,653,486	72.45

Unquoted equity securities

	Number on issue	Number of holders

Options over ordinary shares issued	259,049,922	31

The following holders have unquoted options each representing more than 20% of these securities:

●	Riccardo Canevari – 107,848,947 (41.63%)

C. Substantial holders

Substantial holders in the group are set out below:

	Ordinary shares
		% of total
	Number	shares
	held	issued

JPMorgan Chase & Co. and its affiliates	174,583,414	6.90
Regal Funds Management Pty Ltd	145,362,288	7.30
Lantheus	282,958,513	12.12
Paul Hopper	149,221,428	6.90

Substantial holdings are based on the last notice for each holder lodged on the Australian Securities Exchange (ASX).

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options

No voting rights.

E. Securities subject to voluntary escrow

The are no securities subject to escrow.

CORPORATE DIRECTORY

Directors	Mr Paul Hopper

Executive Chairman

Mr Riccardo Canevari
CEO and Managing Director

Mr Phillip Hains
Executive Director

Mr Ian Turner
Non-Executive Director

Ms Hester Larkin
Non-Executive Director

Dr Leila Alland
Non-Executive Director

Mr Noel Donnelly
Non-Executive Director

Secretary	Mr Phillip Hains

Mr Nathan Jong

Principal registered office in Australia	Level 3, 62 Lygon Street Carlton VIC 3053 Australia

Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share and debenture register	Automic Pty Ltd

Level 5, 126 Phillip Street
Sydney NSW 2000
+61 (0)2 9698 5414

Auditor	Grant Thornton Audit Pty Ltd

Collins Square
Tower 5, 727 Collins Street
Melbourne VIC 3008
Telephone: +61 (0)3 8320 2222

Solicitors	McCullough Robertson

Level 11, Central Plaza Two
66 Eagle Street
Brisbane QLD 4000
Telephone: +61 (0)7 3233 8888

Bankers	National Australia Bank

330 Collins Street
Melbourne VIC 3000

Stock exchange listings	Radiopharm Theranostics Limited shares are listed on the Australian Securities Exchange (ASX: RAD) and Nasdaq Capital Market (NASDAQ: RADX)

Website	www.radiopharmtheranostics.com