Form 20-F/A
period 2025-06-30
Radiopharm Theranostics Ltd
filed 2025-12-10
CIK 1949257

As filed with the Securities and Exchange Commission on December 10, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

For the transition period from                      to

Commission file number 001-41621

RADIOPHARM THERANOSTICS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

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

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, as represented by American Depositary Shares	RADX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of ordinary shares outstanding as of June 30, 2025 was 2,364,949,502 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amendment”) amends our annual report on Form 20-F for the year ended June 30, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on September 18, 2025. The purpose of this Amendment is (i) to amend Item 4 – B. Business Overview – Intellectual Property and Patent Portfolio by replacing such sections with the information presented below and (ii) to amend Item 6 – C. Board Practices by adding the information presented below.

This Amendment does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Annual Report. The filing of this Amendment should not be understood to mean that any statements contained in the Annual Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Amendment should be read in conjunction with the Annual Report.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

Except for the matters described above, this Amendment does not modify or update any other disclosures in, or exhibits to, the Annual Report, and does not reflect any events occurring after the date of the Annual Report.

i

Item 4. History and Development of the Company

B. Business Overview

Intellectual Property

We have implemented a patent acquisition and licensing strategy as we develop our products and therapies in conjunction with our scientific advisory board. Currently, we own, or have licensed rights under, 34 granted patents. A summary of the number of patents and patent applications, patent types and jurisdictions is listed in the table below. Once converted to the complete stage as a PCT application, the provisional patent applications will also be applicable to all PCT contracting states. Various patents have been granted. For earlier stage applications where a PCT application has been filed but no related patents have yet reached the grant stage, international search reports and written opinions of the International Search Authority or the International Preliminary Examining Authority have considered that the Patent Cooperation Treaty applications contain at least some claims which are novel and inventive over the cited prior art and which meet the requirements of industrial applicability. The preparation of the International Search Report (ISR) and International Search Opinion (ISO) for PCT applications is one of the main procedural steps of the international phase of the Patent Cooperation Treaty (PCT). The purpose of conducting the searches at the international phase is to identify the relevant prior art and for the International Searching Authority to establish a preliminary, non-binding opinion as to whether the search and examined claims are novel, involve an inventive step and are industrially applicable.

In addition to pursing patent protection for all of our assets, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the scope of protection we can obtain on some or all of our licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not typically published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

While we have acquired and licensed, and will continue to acquire or licence protection as appropriate for our therapeutic products and technologies, we cannot be certain that any future patent applications we file, or are licensed or assigned to us, will be granted, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed or assigned to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed or assigned to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents licensed or assigned to us or to determine the scope and validity of third-party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, including to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2025, the Company also owns pending Australian trademark applications.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their current status and title. We currently own, or have licensed rights under, 34 granted patents.

PATENT	DETAILS	EXPIRY
RAD PD-L1, HER-2, TROP-2, PTK7

PCT/CN2017/077122 (PD-L1 -a)
(# patents 3)

CN201610158493.0 (PD-L1 - a)

PCT/CN2018/105524 (PD-L1 - b)
(# patents 4)

CN201710822409.5 (PD-L1 – b)

PCT/CN2018/091953 (HER-2)
(# patents 4)

PCT/CN2022/113106 (PTK7)

CN 202110950740.1 (PTK7)

	PD-L1- a Status: Int. Publication 2017; Granted 2 x US (composition of matter), China (composition of matter, use, process); Pending Europe	2036 (China) 2037 (US, Europe)

PD-L1-b Status: Int. Publication 2019; Granted China (composition of matter, use), US (composition of matter, use), Japan (composition of matter, use), Europe*
(Composition of matter, use).

* Validated in Austria, Belgium, Germany, Finland, Greece, Spain, France, UK, Ireland, Italy, Netherlands, Portugal, Sweden, Switzerland, Denmark and Norway.

		2037 (China) 2038 (Europe, Japan) 2039 (US)
	HER-2 Status: Int. Publication 2018; Granted China (composition of matter, use, process), Japan (composition of matter, use, process), US (composition of matter), US continuation (composition of matter, use); Pending Europe	2038
	PTK7 Status: Int. Publication 2023; Pending Australia, China, Europe, Japan, US, Hong Kong	2041 (earliest)
RAD αVβ6 Integrin
EP20162699.1 PCT/EP2021/056424 (# patents 1)	Status: Intl. Publication 2021; Granted China (composition of matter, use); Pending Australia, Japan, US, Hong Kong	2041
RAD Pivalate
EP2994169 (# patents 1) US10,821,194 (# patents 1) US10,213,516 (# patents. 1)	Status: Granted Europe (composition of matter, use, process)	2034
	Status: Granted US (composition of matter, use)	2034
	Status: Granted US (composition of matter, use)	2035
RAD PSA-mAb
PCT/EP2016/073684 PSA (# patents 13) PCT/US2012/061982 PSA mAb (# patents 6)

Status: Int. Publication 2017; Granted US (use), Europe* (composition of matter, use), Japan (composition of matter, use), Russia (composition of matter, use), Mexico (composition of matter, use), Hong Kong (composition of matter, use), South Africa (composition of matter, use), Israel (composition of matter, process, use), Australia (composition of matter, process, use), China (composition of matter, process, use), Republic of Korea (composition of matter, use), US continuation (composition of matter, use), Brazil (composition of matter, use); Pending Canada.

* Validated in Austria, Belgium, Czech Republic, Germany, Finland, Denmark, Estonia, Greece, Italy, France, Ireland, Lithuania, Latvia, Netherlands, Switzerland, Norway, Portugal, Spain, UK, Poland, Sweden, Slovakia, Turkey

		2037
	Status: Int. Publication 2013; Granted Australia (use), China (use), Europe* (use), Japan (use), Canada (use), US (use); Pending US continuation. * Validated in Germany, France, UK	2032
B7-H3
PCT/US2020/061050 PCT/US2024/013584	Status: Pending Australia, Brazil, Canada, China, Europe, Hong Kong, Japan (allowed), Korea, US Status: Pending Australia, Brazil, Canada, China, Japan, Europe, Korea, US	2040 2044

Item 6: Directors, Senior Management and Employees

C. Board Practices

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the fiscal year ending June 30, 2025.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Mr. Paul Hopper	7	7	-	-	-	-
Mr. Riccardo Canevari	7	7	-	-	-	-
Mr. Ian Turner	7	7	3	3	-	-
Ms. Hester Larkin	6	7	3	3	3	3
Dr. Leila Alland	7	7	-	1	3	3
Mr. Phillip Hains	7	7	-	-	-	-
Mr. Noel Donnelly	5	5	2	2	1	1

Item 19. Exhibits

12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADIOPHARM THERANOSTICS LIMITED

Date:	December 10, 2025

By:	/s/ Riccardo Canevari
Name:	Riccardo Canevari
Title:	Chief Executive Officer and Managing Director

4