Form 20-F
period 2026-06-30
Radiopharm Theranostics Ltd
filed 2026-09-30
CIK 1949257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

The number of ordinary shares outstanding as of June 30, 2026 was 3,544,216,160.

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

GENERAL INFORMATION

Radiopharm Theranostics Limited was incorporated under the laws of the Commonwealth of Australia in February 2021. Our ordinary shares are listed on the ASX under the symbol “RAD”. We filed a registration statement on Form 20-F with respect to our ordinary shares, as represented by American Depositary Shares, or ADSs, with the U.S. Securities and Exchange Commission, that was declared effective November, 2024. Also that month, our ADSs, each of which represents 300 of our ordinary shares, are listed on the Nasdaq Capital Market under the symbol “RADX”. Deutsche Bank Trust Company Americas acts as our depositary and registers and delivers our ADSs. Except where the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our”, “Radiopharm” and the “Company” mean Radiopharm Theranostics Limited and its subsidiaries, unless otherwise indicated.

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

In this Annual Report, “fiscal year” refers to the period between July 1 and June 30 of the following year. For instance, the term “fiscal 2026” refers to our fiscal year ending June 30, 2026.

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the year ended June 30, 2026, we had a total comprehensive loss of A$56.33 million and negative cash flows from operating activities of approximately A$52.78 million. As of June 30, 2026, we had accumulated losses of A$199.66 million.

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

Radiopharm’s ongoing viability and ability to continue as a going concern is dependent upon its ability to meet debts and commitments as they fall due. Based on current budget forecast assumptions, we expect to be able to meet our obligations and continue to progress our research and development programs for at least the next 12 months. These forecasts are dependent on a number of key assumptions, including the group’s ability to access additional funding as required. We have the ability to employ cash management strategies, including delaying or reducing certain operating activities, and may seek to raise additional capital. While we have a demonstrated track record of successfully raising capital, the reliance on future funding gives rise to a material uncertainty that may cast significant doubt on our ability to continue as a going concern. Nevertheless, our directors believe that it is appropriate to prepare the financial statements on a going concern basis.

Our research and development activities could be adversely impacted if our sources of funding and revenue are insufficient.

We anticipate that as the costs related to the development of our clinical trials will increase, we will require additional funds to achieve our long-term goals of commercialization and further development of our drug candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, contract manufacturing capacity, potentially develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings, including under an At the Market (“ATM”) facility with Leerink Partners LLC and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our research and development activities, thereby harming our business, financial condition and results of operations.

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

Even if our drug candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of drug candidates.

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

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacturing and manufacturing process development of the company’s drug candidates. Problems with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities, may delay clinical trials and commercialization of our drug candidates.

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

Because we collaborate with various organizations and academic institutions on the advancement of our technology and drug candidates, we may, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections for our drug candidates.

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

Competitors may infringe our patents or other intellectual property and we may inadvertently infringe the patent or intellectual property of others. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringed upon their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent’s claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

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

In March 2023, we acquired Pharma15 Corporation and, under the terms of the acquisition agreement, we agreed to pay a contingent consideration of US$2.3 million that can be satisfied through the issuance of up to 47,000,000 ordinary shares of Radiopharm without shareholder approval. When we pay the contingent consideration by issuing our ordinary shares, then our shareholders and ADS holders will be diluted. As at June 30, 2026, the group fully impaired the Pharma15 asset, meaning that it is extremely unlikely that the milestones will ever be met.

In March 2025, Radiopharm signed an amendment with Diaprost and Fredax to increase the payment of Milestone Event 4 to US$12,500,000 which US$11,750,000 will be payable in cash and US$750,000 will be payable in shares of Radiopharm. The share payment will result in our shareholders and ADS holders being diluted.

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

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

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

We receive Australian government research and development tax incentive refunds. If our research and development expenditures are not deemed eligible for the refund, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We expect to receive refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a refundable cash offset pegged at 18.5% above the corporate tax rate, which is currently 25% for Radiopharm, providing a 43.5% refundable tax offset of eligible research and development expenditures by small to medium size Australian entities during the year ended June 30, 2026, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. There will also be no cap on the refundable tax offset. We have historically received refunds from the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures by small to medium size Australian entities during the previous financial year, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss.

These refunds are available to fund our ongoing activities including our research and development activities in Australia, as well as activities in the U.S. to the extent such overseas-based expenses (i) relate to our activities in Australia, (ii) do not exceed half the expenses for the relevant activities and (iii) are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our refunds would decrease. In addition, the Australian government may in the future modify the requirements of to receive refunds or reduce the amounts or percentage claimable, in turn reducing the refunds available under the Research and Development Tax Incentive program, or may discontinue the incentive program entirely. Any such change in the Research and Development Tax Incentive program would have a negative effect on our future cash flows and our potential associated future expenditures.

In May 2026, the Australian Federal Government proposed changes to the Research and Development Tax Incentive program including limiting eligibility to core R&D activities raising the refundable tax offset turnover threshold from Australia $20m to $50m, and restricting refundability to small to medium enterprises less than 10 years old. The refundable offset rate would also increase to 23 per cent plus corporate tax rate, for companies under $50 million in turnover. As Radiopharm has operated for less than 10 years, these changes—if enacted—may render the company ineligible for future R&D Tax Incentive refunds.

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

In June 2022, we entered into an exclusive sublicensing agreement with NeoIndicate, LLC (“NeoIndicate”), a U.S. limited liability company, to a PTPµ-targeted radiopharmaceutical agent, which was developed at Case Western Reserve University (“CWRU”) in Ohio. The sublicensing agreement grants us the rights to develop the PTPµ-targeted agent as an imaging diagnostic and as a targeted radiopharmaceutical theranostic as part of our clinical development pipeline. In January 2026, the asset was handed back to the university.

In July 2022, Radiopharm Ventures, LLC, was formed in Delaware. Its primary purpose is to develop and commercialize diagnostic and therapeutic antibody-based products using intellectual property licensed from The Board of Regents of The University of Texas System and The University of Texas M.D. Anderson Cancer Center (collectively, “M.D. Anderson”) pursuant to a Technology Commercialization Agreement entered into between MD Anderson and Radiopharm Therapeutics (USA) Inc. (“Radiopharm USA”) in September 2022. Our wholly-owned subsidiary Radiopharm USA currently owns 87.5% of the issued units of Radiopharm Ventures and MD Anderson owns 12.5% after increasing their ownership in October 2025. Radiopharm Ventures is currently developing several clinical assets that are in the pre-clinical stage. In June 2023, the original agreement was amended to increase the royalty payments and expand the patent rights licensed. See Item 10.C “Material contracts” for further information.

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

In December 2025, we established an At the Market (“ATM”) facility with Leerink Partners LLC (“Leerink Partners”), as sales agent, under which we may offer and sell, from time to time, ADSs, with each ADS representing 300 ordinary shares. The offer and sale of the ADSs, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 that was declared effective by the SEC in December 2025, as supplemented by the prospectus supplement relating to the ADSs which may be issued from time to time pursuant to the agreement with Leerink Partners. Consistent with a prospectus supplement filed by the Company in July 2026, the Company may offer and sell up to US$9,300,000 of ADSs under the ATM. The ATM facility allows us to raise capital dynamically in the open market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders.

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

To achieve our goals, we intend to:

●	Focus on tumor types that can be considered radiosensitive. There are several tumor types that are considered radiosensitive and that are difficult to detect and treat. We intend to develop theranostic clinical products that enable detection and treatment of solid tumor with high mortality rates that is more effective than what current treatments provide.

●	Expand our licensed platform technologies. We have a pipeline of five licensed platform technologies and a joint venture with MD Anderson in Houston, one of the world’s leading cancer research centers, called “Radiopharm Ventures LLC” which has been created to develop novel radiopharmaceutical products. All of the novel technologies in development focus both on diagnostic and therapeutic product candidates targeting high unmet medical needs. We intend to bring all our molecules to clinical stage and increase the number of clinical trials that we conduct.

●	Partner with nuclear medicine suppliers. We need to obtain a constant supply of therapeutic isotopes that can be used in our clinical trials. We have partnered with nuclear medicine suppliers to obtain access to high-quality isotopes that can be used efficiently in our clinical trials. We intend to maintain our current partnerships and expand the number of our partners to increase and improve our supply of isotopes.

●	Being opportunistic in expanding our clinical assets. We have entered into license agreements with prestigious universities and institutions that have allowed us to exclusively use, globally, novel technology to develop our clinical assets. We intend to maintain the current license agreements in effect and be opportunistic in seeking other opportunities to expand our clinical assets.

●	Advance our investigational product candidates towards approval in the United States and elsewhere. We intend to pursue FDA approval of all our product candidates currently in development. All preclinical and clinical trials are structured to ensure that each program is FDA compliant. We will be pursuing a New Drug Application (“NDA”) with the FDA with respect to each of our product candidates. If the NDA is approved, the product may be marketed in the United States. If an NDA for one of our product candidates is approved in the United States, we plan to pursue marketing approval of our product candidates in other regions including the Europe Union, United Kingdom, China, Japan, Australia and Canada.

●	Enter into strategic partnership and collaborations to develop our product candidates. We have entered into strategic partnerships and collaborations with prestigious universities and institutions to advance our clinical trials and progress their development. We intend to continue to seek partnerships and collaborations in the future to further develop the existing product candidates and explore opportunities for additional product candidates.

●	Maintain a strong intellectual property portfolio. We have developed a global intellectual property strategy to support our commercial objectives. We are monitoring the results of our research and development programs to identify new intellectual property that aligns with those commercial objectives. We intend to take a global approach to our intellectual property strategy and we intend to pursue patent protection in key global markets, including the United States, the European Union, the United Kingdom, China, Japan, Australia, Canada, South Korea and Hong Kong.

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

We are developing theranostic radiopharmaceuticals based on five licensed platform technologies to target several indications of solid tumors. The clinical trials we intend to undertake are based upon novel licensed technology that aims to target cancer cells with innovative mechanisms of action (MoAs) and pathways.

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

We decided to prioritize the development of therapeutic clinical assets (such as RAD202) over diagnostic clinical assets (such as RAD201). RAD202 targets HER2 breast and gastric cancer. The Phase I of RAD202 has started in the second half of 2024 in Australia, to enroll 21 patients and is anticipated to complete in the first half of 2027. We received Ethics Committee approval in Australia to start Phase I of RAD202 in the fourth quarter of 2024. The Phase II of RAD202 is expected to start in the United States in the second half of 2027, to enroll 50 patients and to complete by the second half of 2028. We will seek Investigational New Drug (“IND”) approval from the FDA to start a Phase II trial with RAD202 after completion of Phase I.

In addition, in October 2023, we received Ethics Committee approval in Australia to start a Phase I trial for RAD204. RAD204 targets non-small cell lung cancer. In July 2024, the first patient in Phase I was dosed in Australia. We expect to recruit 27 patients for Phase I in Australia of RAD204 and to complete it by the first half calendar 2027. We will seek IND approval from the FDA to start a Phase II trial with RAD204 after completion of Phase I. We also expect to start Phase II for RAD204 by 2027 in the United States, to recruit 50 patients and to complete Phase II by end of 2028.

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

18F-FPIA essentially targets fatty acid synthetase, selectively overexpressed by tumors, but not by normal brain cells. Tumor cells have evolved unique biochemical pathways for de novo fatty acid synthesis aimed at preventing excessive oxidative stress, an outcome of which is cell death, and maintaining favorable cellular composition for membrane formation and proliferation. Part of this process is the uptake of short chain carboxylates by cells, such as acetate and propionate. Non-naturally occurring pivalate is retained in this process and the ICL researchers have shown that the analogue fluoropivalate (using 18F-FPIA) is imported into and retained by tumor cells. High tumor uptake of 18F-FPIA has been demonstrated in murine and human tumor xenografts (tumors implanted into mice) of the breast, brain, and prostate. In July 2024, we received the IND approval from the FDA to conduct a Phase IIb clinical trial for RAD101 in the United States. RAD101 targets brain metastases.

Phase IIb clinical trial enrolled 30 patients in the United States and, in July 2026, we announced that RAD101 met its primary endpoint, with 93% of patients treated with RAD101 achieving concordance with MRI imaging. Additionally, an interim analysis of 14 patients from six-month follow up and biopsy showed 86% (12/14) sensitivity. Phase III is anticipated to be initiated as a multi-center, multi-country registrational study in the last quarter of 2026. Siemens Healthineers is expected to manufacture and distribute doses of Fluorine-18 (18F) labeled RAD101 through a partnership to support the Phase III trial. RAD102 is in an early preliminary stage and we thus do not plan to submit an IND application with the FDA until we have gathered more preclinical data. RAD102 targets brain tumors.

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

In addition to the Imaging use of Trivehexin (RAD 301), RAD is developing the therapeutic version with Lu177 (RAD 302). RAD 302 is in preclinical stage. Tox study has been completed the Phase I clinical trial is expected to start in the United States in 2027. RAD302 targets pancreatic cancer and head-neck and lung cancer.

PSA-mAb

PSA-mAb is the invention of Professor David Ulmert of UCLA. PSA-mAb is a humanized monoclonal antibody, capable of targeting free human prostate kallikrien (or prostate specific antigen (PSA)) in prostate cancer cells. The antibody platform aims to provide a theranostic approach for prostate cancer. Attachment to Tb161 results in potentially curative treatment by sustained tumor regression and a significant increase in median survival time. PSA-mAb is at pre-clinical stage. A Phase I therapeutic trial in Australia with RAD402, has started after Ethics Committee approval that we expect to complete Phase 1 by the end of 2027. RAD402 targets prostate cancer.

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

Radiopharm Ventures LLC

Radiopharm Ventures will initially focus on developing at least four therapeutic products. The first potential therapeutic candidate is a humanized immunoglobulin G (IgG) antibody, also known as B7H3 mAb, against tumor-specific antigen B7-H3, also known as CD276, which is highly expressed in several common tumors but not in healthy cells. B7H3 mAb is intended to be developed as a therapeutic assets targeting multiple solid tumors such as prostate, lung, hepatocellular, carcinoma, pancreatic, colorectal, head and neck and breast tumors. The pre-clinical studies conducted suggest the candidate antibody is effective in eliminating resistant colorectal cancers in lab models. Radiopharm Ventures received IND approval in July 2025. In February 2026, the first patient was dosed in the First-In-Human (“FIH”) Phase I/IIa clinical trial, which is designed to establish the safety profile, biodistribution, pharmacokinetics, and radiation dosimetry of RV-01 in various tumor types. The trial will also determine the recommended dose of RV-01 for future studies.

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

In July 2024, we received the IND approval from the FDA to conduct a Phase IIb for RAD101 in the United States. RAD101 targets brain metastases. In June 2025, RAD101 received FDA Fast Track Designation to expedite the review process and help bring the novel imaging small molecule to the over 300,000 patients diagnosed annually in the U.S. with cerebral metastases. The Phase IIb trial enrolled 30 patients in the United States and, in July 2026, we announced that RAD101 met its primary endpoint, with 93% of patients treated with RAD101 achieving concordance with MRI imaging. Additionally, an interim analysis of 14 patients from six-month follow up and biopsy showed 86% (12/14) sensitivity. Phase III is anticipated to be initiated as a multi-center, multi-country registrational study in the last quarter of 2026. Siemens Healthineers is expected to manufacture and distribute doses of 18-F labeled RAD101 through a partnership to support the Phase III trial.

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

The results of RAD201 Phase I, however, supported our decision to start the RAD202 trial. RAD202 will be composed of the same single domain antibody construct as RAD201, but will incorporate the therapeutic, beta particle-emitting isotope, Lu177 that has the potential to kill cancer cells. RAD202 targets HER2 breast and gastric cancer. The Phase I of RAD202 started in the second half of 2024 in Australia, to enroll 21 patients. We received Ethics Committee approval in Australia to start Phase I of RAD202 in the fourth quarter of 2024. At the lowest dose level, RAD202 showed meaningful tumor uptake and was generally well- tolerated in the first three treated patients, with no dose-limiting toxicities or treatment discontinuations due to adverse events being observed. Organ-level absorbed radiation doses were within expected and clinically acceptable ranges. In April 2026, we received a positive recommendation from the Data Safety and Monitoring Committee to advance RAD202 to the next dose level of 130mCi in the Phase I ‘HEAT’ clinical trial. We expect to complete enrolment of the third cohort in the third quarter of 2026 and the entire Phase I Dose Escalation by the first half of 2027. The Phase II of RAD202 is expected to start in the United States in the second half of 2027, to enroll 50 patients and to complete by the beginning of 2028. We will seek IND approval from the FDA to start a Phase II trial with RAD202 after completion of Phase I.

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

In October 2023, we received approval from the Human Research Ethics Committee to start its Phase I clinical trial in Australia. RAD204 targets non-small cell lung cancer. RAD204 Phase I started in Australia in January 2024. In July 2024, the first patient in Phase I was dosed in Australia. The clinical data that will be gathered outside the United States in Phase II may not be accepted by the FDA or other comparable foreign regulatory authorities, which could result in the need to conduct additional trials in the United States or elsewhere. We expect to recruit 27 patients for Phase I in Australia of RAD204 and to complete it by first half of 2027. We will seek IND approval from the FDA to start a Phase II trial with RAD204 after completion of Phase I. We also expect to start Phase II for RAD204 by the end of the fourth quarter in 2027 in the United States, to recruit 50 patients and to complete Phase II by the end of 2028. Initial data from the first six patients across the first two cohorts of the Phase I study showed tumor uptake in the PD-L1 positive lesions, in line with the published results of the previously conducted imaging study. Data from the third cohort (90mCi) in the Phase I study of RAD204 showed that the first patient dosed at this dose level achieved a durable RECIST-confirmed partial response, with tumor shrinkage up to -43% and still progression free after more than 7 months.

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

In May 2023, we received Orphan Drug Designation by the FDA. In October 2023, the FDA accepted an amended IND to start our Phase I in the United States. In February 2024, the first patient in Phase I was dosed. Phase I is intended to recruit 9 patients. RAD301 targets pancreatic cancer.. Initial data from the first six patients demonstrated confirmed safety and significant uptake in the AvB6 positive lesions. Enrollment in the Phase I imaging trial in metastatic pancreatic cancer continues, having dosed 8 patients out of 9, with the last patient expected to be dosed in the second half of 2026.

In addition to RAD 301, RAD is developing the therapeutic version with Lu177 (RAD 302). RAD 302 is in preclinical stage. Tox study has been completed and the Phase I clinical trial is expected to start in 2027. RAD302 targets pancreatic cancer and head-neck and lung cancer.

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

A Phase I therapeutic trial in Australia with RAD402, is anticipated to start after Ethics Committee approval took place in 2025. RAD402 target prostate cancer. The clinical data that will be gathered outside the United States in Phase I for RAD402 should form the basis for an IND submission to FDA for Phase II in 2027. In November 2025, RAD402 was granted Bellberry Human Research Ethics Committee approval in Australia to initiate a FIH Phase I clinical trial of RAD 402 for the treatment of metastatic or locally advanced prostate cancer. We are now progressing our FIH Phase I clinical trial of RAD402, designed to evaluate the safety, tolerability, whole-body distribution, and preliminary clinical activity of RAD402 in patients with advanced prostate cancer. The dose escalation Phase I study is designed to determine the Maximum Tolerated Dose and recommended Phase II dose for expansion. In March 2026, the first patient was dosed in the FIH Phase I clinical trial of RAD 402, designed to evaluate the safety, tolerability, whole-body distribution, and preliminary clinical activity of RAD 402 in patients with advanced prostate cancer.

Intellectual Property

We have implemented a patent acquisition and licensing strategy as we develop our products and therapies in conjunction with our scientific advisory board. Currently, we own, or have licensed rights under, 37 granted patents. A summary of the number of patents and patent applications, patent types and jurisdictions is listed in the table below. Various patents have been granted.

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

As of June 30, 2026, the Company also owns pending Australian trademark applications.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their current status and title. We currently own, or have licensed rights under, 37 patents.

PATENT	DETAILS	EXPIRY
RAD PD-L1, HER-2, PTK7

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

		2037 (China) 2038 (Europe, Japan) 2039 (US)
	HER-2 Status: Int. Publication 2018; Granted China (composition of matter, use, process), Japan (composition of matter, use, process), US (composition of matter), US continuation (composition of matter, use); Pending Europe	2038
	PTK7 Status: Int. Publication 2023; Pending Australia, China, Europe, Japan (accepted), US, Hong Kong	2041 (earliest)
RAD αVβ6 Integrin
EP20162699.1 PCT/EP2021/056424 (# patents 2)	Status: Intl. Publication 2021; Granted China (composition of matter, use), Japan (composition of matter, use); Pending Australia, US, Hong Kong, Europe	2041
RAD Pivalate
EP2994169 (# patents 1) US10,821,194 (# patents 1) US10,213,516 (# patents. 1)	Status: Granted Europe (composition of matter, use, process)	2034
	Status: Granted US (composition of matter, use)	2034
	Status: Granted US (composition of matter, use)	2035
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
B7-H3
PCT/US2020/061050 (# patents 2) PCT/US2024/013584

Status: Granted Japan (composition of matter, use), US (composition of matter, use); Pending Australia, Brazil, Canada, China, Europe, Hong Kong, Korea, US

Status: Pending Australia, Brazil, Canada, China, Japan, Europe, Korea, US, Hong Kong

		2040, 2043 (US) 2044
PSMA8
a) PCT/US2026/015698 b) PCT/US2026/022578	Status: PCT application filed Status: PCT application filed	2046 2046
IGF2BP3
a) PCT/US2026/022594 b) PCT/US2026/022592	Status: PCT application filed Status: PCT application filed	2046 2046

Competition

The table below outlines existing drugs and therapies used to treat the illnesses we aim to treat with our drug candidates.

Company name	Ticker	Clinical stage	Products /Indications	Product Differences
AAA /Novartis	SWX: NOVN	Commercial and Phase I to Phase III	Radioligand therapies for NET, prostate, glioblastoma, small cell lung cancer. Most recent product, Lutathera Lu177 Dotatate pediatric neuroendocrine cancer FDA approved ’24; Pluvicto (Lu177 PSMA-617) for progressive prostate cancer therapy FDA approved ’22; Locametz (Ga68 PSMA) prostate cancer imaging FDA approved ’22	Only focuses on peptides, no SdmAb or mAbs

Telix	ASX: TLX	Commercial and Phase I to Phase III	Therapeutics and imaging for various cancers: prostate, kidney, brain. FDA fast tracking Pixclara 18F for glioma imaging ’24; Lead agent Illuccix (Ga68 PSMA-11) for prostate cancer imaging FDA and TGA approved ’21	Product uses different small molecule and monoclonal antibody targets

Clarity	ASX: CU6	Phase I & Phase III	Therapeutics and imaging for prostate, neuroendocrine and neuroblastoma	Focus on copper isotopes only

RayzeBio	Private Acquired by BMS ’23 $4.1B	Phase III	Therapeutic for gastroenteropancreatic neuroendocrine tumors	Ac225 Dotatate for neuroendocrine tumors, targeting different molecule

Regulatory Authorities

The ongoing research and development, clinical, regulatory, commercial and manufacturing activities of our drug candidates are subject to extensive regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutic Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMA and local competent authorities, ethics committees (ECs), institutional research boards (IRBs) and other regulatory authorities at federal, state or local levels. We, along with our third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval and post-approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our drug candidates.

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

The manufacturing and quality, as well as preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee approval of our drug candidates will be granted on a timely basis, if at all. Notably, the FDA may reach different conclusions than we have after analyzing the same data, or there maybe a difference of opinion amongst members of FDA’s review team.

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

Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutic Goods Administration, or TGA. As with the EMA and FDA there is a harmonization and collaboration between regulatory authorities. The TGA requires notification of all clinical trials via an electronic submission of a Clinical Trial Notification (CTN) prior to commencing the clinical trial.

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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Radiopharm Theranostics (USA) Inc.	100%	2021	Nevada
Radiopharm Ventures, LLC	87.5%	2022	Delaware
Pharma15 Corporation	100%	2023	Delaware

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location
Level 3, 62 Lygon Street, Carlton, Victoria 3053

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

A. Operating Results

Results of Operations

Comparison of fiscal year ended June 30, 2026 to June 30, 2025

The following table summarizes our results from operations for the years ended June 30, 2026 and 2025, together with the changes in those items in dollars set forth our results of operations in Australian dollars for the fiscal years ended June 30, 2026 and June 30, 2025.

	Fiscal year ended June 30
	2026	2025	$ Change
	A$	A$
Revenue from contracts with customers	2,767,888	3,633,422	(865,534)
Cost of sales	(2,504,499)	(3,594,146)	1,089,647
Other income	10,734,382	10,256,740	477,642
Other losses	(868,162)	(351,646)	(516,516)
Gain/(loss) on movement in contingent consideration	1,671,289	(4,069,680)	5,740,969
General and administrative expenses	(16,215,702)	(14,638,013)	(1,577,689)
Research and development	(49,962,899)	(27,515,194)	(22,447,705)
Share-based payments	(2,405,955)	(1,895,348)	(510,607)
Finance expenses	(112,396)	(65,300)	(47,096)
Income tax expense	(54,440)	(103,292)	48,852
Exchange differences on translation of foreign operations	621,440	464,034	157,406
Total comprehensive loss	(56,329,054)	(37,878,423)	(18,450,631)

Loss per share for loss attributable to the ordinary equity holders of the group:	Cents	Cents	$ Change
Basic and diluted loss per share	(1.79)	(1.76)	(0.03)

Revenue from contracts with customers

Revenue from contracts with customers decreased from A$3,633,422 in fiscal 2025 to A$2,767,888 in fiscal 2026 due to a decrease in revenue received from Lantheus with respect to the DUNP19 trial Radiopharm is conducting on behalf of Lantheus. Revenue recognized from Lantheus was based on reimbursement for costs associated with the trials and milestones achieved throughout the trial.

Cost of sales

Cost of sales decreased from $3,594,146 in fiscal 2025 to A$2,504,499 in fiscal 2026 due to a decrease in the costs associated with respect to the DUNP19 trial Radiopharm is conducting on behalf of Lantheus.

Other income

Other income increased from A$10,256,740 in fiscal 2025 to A$10,734,382 in fiscal 2026 as overseas expenditure from fiscal 2025 for the R&D tax incentives received from the Australian government was also recognized in the current year. With respect to a clinical trial expense incurred outside Australia, an “overseas finding” under applicable Australian tax laws must be obtained from AusIndustry prior to such expense being eligible under for R&D tax incentives. Management has assessed the clinical trial activities and expenses to determine which activities are likely to be eligible under the R&D tax incentive regulations. Amounts are recognized as R&D tax incentives received when it has been established that the conditions of the recognition of the R&D tax incentive have been met and that the expected amount can be reliably measured. See note 3(a) of our audited financial statements for fiscal 2026 for further information.

Other losses

Other losses increased from A$351,646 in fiscal 2025 to A$868,162 in fiscal 2026, as the current year included losses on the derecognition of NeoIndicate asset.

Gain/(loss) on movement in contingent consideration

The gain/(loss) on movement in contingent consideration relating to the acquisition of licenses is derived from the reassessment of expected timing of milestone achievement and the probability of achieving milestones under amortized cost. Loss on movement in contingent consideration decreased from A$4,069,680 in fiscal 2025 to a gain of A$1,671,289 in fiscal 2026 due to the unwinding of milestones in relation to NeoIndicate and Pharma15 as NeoIndicate was handed back to the university and Pharma15 was fully impaired during the year due to no commitment for progressing the asset in the foreseeable future.

General and administrative expenses

General and administrative expenses increased from A$14,638,013 in fiscal 2025 to A$16,215,702 in fiscal 2026, due to an increase in employee benefits expenses (from A$10,120,149 in fiscal 2025 to A$11,186,055) in fiscal 2026, travel and entertainment expenses (from A$808,546 in fiscal 2025 to A$864,801 in fiscal 2026), investor relations expenses (from A$313,671 in fiscal 2025 to A$472,262 in fiscal 2026), consulting expenses (from A$286,138 in fiscal 2025 to A$406,564 in fiscal 2026), patent costs (from A$205,017 in fiscal 2025 to A$244,529 in fiscal 2026), insurance expenses (from A$105,762 in fiscal 2025 to A$341,658 in fiscal 2026), partially offset by decreases in, accounting and audit expenses (from A$957,895 in fiscal 2025 to A$949,683 in fiscal 2026), legal expenses (from A$656,036 in fiscal 2025 to A$631,909 in fiscal 2026), listing and share registry expenses (from A$190,795 in fiscal 2025 to A$188,341 in fiscal 2026), depreciation from (A$7,331 in fiscal 2025 to A$7,331 in fiscal 2026), and other general and administrative expenses (from A$986,673 in fiscal 2025 to A$922,569 in fiscal 2026). The primary expense in fiscal 2026 was employee benefits, which were A$11,186,055 (or 69% of total general and administrative expenses) as a result of the increase in the number of full-time employees.

Research and development expenses

Research and development expenses increased from A$27,515,194 in fiscal 2025 to A$49,962,899 in fiscal 2026, due to an increase in expenses regarding NanoMab from (A$7,185,000 in fiscal 2025 to A$15,070,282 in fiscal 2026), R&D Ventures (from A$5,989,964 in fiscal 2025 to A$11,040,742 in fiscal 2026), hu PSA Anti-body (Diaprost) (from A$2,925,445 in fiscal 2025 to A$7,011,056 in fiscal 2026), Pivalate – Imperial (from A$5,184,136 in fiscal 2025 to A$6,153,004 in fiscal 2026), consulting fees for research and development (from A$930,292 in fiscal 2025 to A$1,324,355 in fiscal 2026), amortization (from A$2,588,306 in fiscal 2025 to A$2,698,702 in fiscal 2026), and impairment (from nil in fiscal 2025 to A$5,266,823 in fiscal 2026), partially offset by decreases in expenses regarding AVB6 Integrin (from A$1,876,983 in fiscal 2025 to A$918,221 in fiscal 2026), NeoIndicate (from A$437,400 in fiscal 2025 to A$351,529 in fiscal 2026), other research and development expenses (from A$171,605 in fiscal 2025 to A$128,145 in fiscal 2026), and UCLA collaboration expense (from A$226,063 in fiscal 2025 to nil in fiscal 2026).

Share based payments

Share-based payments expense increased from A$1,895,348 in fiscal 2025 to A$2,405,955 in fiscal 2026, due to an increase in the expense recorded for options issued in the current fiscal.

Finance expenses

Finance expenses increased from a loss of A$65,300 in fiscal 2025 to A$112,396 in fiscal 2026, mainly unwinding of interest in the Lantheus co-collaboration agreement.

Income tax expense

Income tax expense decreased from A$103,292 in fiscal 2025 to A$54,440 in fiscal 2026, due to the recognition of tax payable in Radiopharm (USA) Inc.

Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations increased from A$464,034 in fiscal 2025 to A$621,440 in fiscal 2026, due to the fluctuation in foreign exchange rates.

Total comprehensive loss

Total comprehensive loss increased A$18.5 million from A$37.9 million in fiscal 2025 to A$56.3 in fiscal 2026, principally due to increase in research and development expenses.

Comparison of Our Results for the Year ended June 30, 2025 with the Year ended June 30, 2024

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

General and administrative expenses

General and administrative expenses increased from A$13,039,246 in fiscal 2024 to A$14,638,013 in fiscal 2025, due to an increase in employee benefits expenses from A$9,448,779 in fiscal 2024 to A$10,120,149 in fiscal 2025, other general and administrative expenses from A$968,749 in fiscal 2024 to A$986,673 in fiscal 2025, accounting and audit expenses from A$845,818 in fiscal 2024 to A$957,895 in fiscal 2025, travel and entertainment expenses from A$427,676 in fiscal 2024 to A$808,546 in fiscal 2025, legal expenses from A$164,754 in fiscal 2024 to A$656,036 in fiscal 2025, consulting expenses from A$95,179 in fiscal 2024 to A$286,138 in fiscal 2025, and patent costs from A$204,163 in fiscal 2024 to A$205,017 in fiscal 2025, partially offset by decreases in investor relations expenses from A$323,588 in fiscal 2024 to A$313,671 in fiscal 2025, listing and share registry expenses from A$193,797 in fiscal 2024 to A$190,795 in fiscal 2025, insurance expenses from A$359,209 in fiscal 2024 to A$105,762 in fiscal 2025 and depreciation from A$7,534 in fiscal 2024 to A$7,331 in fiscal 2025. The primary expense in fiscal 2025 was employee benefits, which were A$10,120,149 (or 69% of total general and administrative expenses) as a result of the increase in the number of full-time employees.

Research and development expenses

Research and development expenses increased from A$23,086,267 in fiscal 2024 to A$27,515,194 in fiscal 2025, due to an increase in expenses regarding NanoMab from A$6,501,174 in fiscal 2024 to A$7,185,000 in fiscal 2025, R&D Venture from A$3,931,541 in fiscal 2024 to A$5,989,964 in fiscal 2025, Pivalate – Imperial from A$3,962,355 in fiscal 2024 to A$5,184,136 in fiscal 2025, huPSA Anti-body (Diaprost) from A$298,312 in fiscal 2024 to A$2,925,445 in fiscal 2025, AVB6 Integrin from A$993,645 in fiscal 2024 to A$1,876,983 in fiscal 2025, consulting fees for research and development from A$929,229 in fiscal 2024 to A$930,292 in fiscal 2025 and other research and development expenses from A$89,450 in fiscal 2024 to A$171,605 in fiscal 2025, partially offset by decreases in expenses regarding amortization from A$3,118,752 in fiscal 2024 to A$2,588,306 in fiscal 2025, impairment (from A$1,478,892 in fiscal 2024 to nil in fiscal 2025, NeoIndicate from A$529,424 in fiscal 2024 to A$437,400 in fiscal 2025, and UCLA collaboration expense from A$1,253,493 in fiscal 2024 to A$226,063 in fiscal 2025.

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

Off-Balance Sheet Arrangements

During fiscal years 2026 and 2025, we did not have any unconsolidated entities such as structured finance or special purpose entities that can be used to facilitate off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of June 30, 2026, our contractual obligations were as set forth below:

	Payments Due by Period A$
	Total	Less than 6 months	Between 6 – 12 months	Between 1 – 2 years	Between 2 – 5 years	More than 5 years
Trade and other payables	10,531,800	10,531,800	-	-	-	-
Other financial liabilities	25,773,779	101,937	6,758,913	4,871,952	8,896,778	5,144,199

Contingent liabilities

We had significant contingent liabilities outstanding as of June 30, 2026, that related to the potential milestone payments under several license agreements. For details, please see Note 13 to our financial statements for fiscal year 2026.

Capital commitments

We did not have any material capital expenditure commitments as of June 30, 2026.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through interest earned from cash in interest earning accounts.

Capital Requirements

As of June 30, 2026, we had cash and cash equivalents of A$4,138,074. We anticipate that our current cash will be sufficient to fund our operations through fiscal 2027. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially depending on capital raising and expense management.

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

We could incur liabilities that are contingent upon future events as set forth in various license agreements under which we have licensed technology. Such contingent liabilities include development milestone payments and royalties on net sales. It is uncertain whether milestones will be met due to factors beyond our control and we will not owe any royalties until we earn income from the relevant licensed technology. For further information on our contingent liabilities, please see Note 13 to our fiscal 2026 audited financial statements in this Annual Report.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the scope, results and timing of preclinical studies and clinical trials;

●	the amount and timing of milestone payments under license agreements;

●	the costs and timing of regulatory approvals; and

●	the costs of establishing sales, marketing and distribution capabilities.

In December 2025, we established an At the Market (“ATM”) facility with Leerink Partners LLC (“Leerink Partners”), as sales agent, under which we may offer and sell, from time to time, ADSs, with each ADS representing 300 ordinary shares. The offer and sale of the ADSs, if any, will be made under the Company’s shelf registration statement on Form F-3 that was declared effective by the SEC in December 2025, as supplemented by the prospectus supplement relating to the ADSs which may be issued from time to time pursuant to the agreement with Leerink Partners. Consistent with a prospectus supplement filed by the Company in July 2026, the Company may offer and sell up to US$9,300,000 of ADSs under the ATM.

The ATM facility allows us to raise capital dynamically in the open market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. As of the date of this Annual Report on Form 20-F, we have not used the ATM facility.

Cash Flows

Comparison of cash flows for the fiscal year ended June 30, 2026, with June 30, 2025

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2026	2025
	A$	A$
Net cash used in operating activities	(52,782,838)	(36,645,477)
Net cash (used)/provided by investing activities	(5,420,869)	1,770,598
Net cash provided by financing activities	33,374,878	45,431,548

Operating Activities

Net cash used in operating activities increased from A$36,645,477 in fiscal 2025 to A$52,782,838 in fiscal 2026, due to an increase in the payments to suppliers and employees in connection with our clinical trial activities from A$42,799,759 in fiscal 2025 to A$58,353,869 in fiscal 2026, and an increase from cash received from research and development tax incentives from nil in fiscal 2025 to A$4,485,434 in fiscal 2026, partially offset by a decrease in cash receipts from customers from A$5,353,973 in fiscal 2025 to A$536,384 in fiscal 2026, a decrease in cash received from interest income from A$800,309 in fiscal 2025 to A$549,213 in fiscal 2026.

Investing Activities

Net cash provided by investing activities decreased from A$1,770,598 in fiscal 2025 to A$5,420,869 in fiscal 2026, due to a decrease in cash receipts from sale of intellectual property A$2,997,592 in fiscal 2025 to nil in fiscal 2026, mainly offset by the increase of payments for license fee liabilities from A$1,226,994 in fiscal 2025 to A$5,420,869 in fiscal 2026.

Financing Activities

Net cash received from financing activities decreased from A$45,431,548 in fiscal 2025 to A$33,374,878 in fiscal 2026, due to a decrease in the proceeds received from the issuance of equity securities from A$53,977,902 in fiscal 2025 to A$35,378,000 in fiscal 2026, partially offset by a decrease in the transaction costs related to share issuances from A$4,738,000 in fiscal 2025 to A$2,003,122 in fiscal 2026, a decrease in the costs related to loans and borrowings from A$218,633 in fiscal 2025 to nil in fiscal 2026, a decrease in repayment of borrowings from A$1,900,000 in fiscal 2025 to nil in fiscal 2026, and a decrease in settlement related to Lind agreement from A$1,689,721 in fiscal year 2025 to nil in fiscal year 2026 due to its termination.

Comparison of cash flows for the fiscal year ended June 30, 2025, with June 30, 2024

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2025	2024
	A$	A$
Net cash used in operating activities	(36,645,477)	(22,975,935)
Net cash provided/(used) in investing activities	1,770,598	(320,000)
Net cash provided by financing activities	45,431,548	30,196,945

Operating Activities

Net cash used in operating activities increased from A$22,975,935 in fiscal 2024 to A$36,645,477 in fiscal 2025, due to an increase in the payments to suppliers and employees in connection with our clinical trial activities from A$28,138,720 in fiscal 2024 to A$42,799,759 in fiscal 2025, and a decrease from cash received from research and development tax incentives from A$4,851,839 in fiscal 2024 to nil in fiscal 2025, partially offset by an increase in cash receipts from customers from A$260,462 in fiscal 2024 to A$5,353,973 in fiscal 2025, an increase in cash received from interest income from A$50,484 in fiscal 2024 to A$800,309 in fiscal 2025.

Investing Activities

Net cash used in investing activities increased from a payment of A$320,000 in fiscal 2024 to proceeds of A$1,770,598 in fiscal 2025, due to an increase in cash received from payments for intellectual property from nil in fiscal 2024 to A$2,997,592 in fiscal 2025 and an increase of payments for license fee liabilities A$320,000 in fiscal 2025 to A$1,226,994 in fiscal 2025.

Financing Activities

Net cash received from financing activities increased from A$30,196,945 in fiscal 2024 to A$45,431,548 in fiscal 2025, due to an increase in the proceeds received from the issuance of equity securities from A$29,645,526 in fiscal 2024 to A$53,977,902 in fiscal 2025, partially offset by an increase in the transaction costs related to share issuances (from A$1,533,771 in fiscal 2024 to A$4,738,000 in fiscal 2025, an increase in the costs related to loans and borrowings from A$117,000 in fiscal 2024 to A$218,633 in fiscal 2025, a decrease in repayment of borrowings from A$5,167,000 in fiscal 2024 to A$1,900,000 in fiscal 2025 and a decrease in the proceeds received from borrowings from A$7,369,190 in fiscal 2024 to nil in fiscal 2025.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B. Business Overview”.

For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the components of our research and development expenses, see note 3(c) to our financial statements for fiscal years 2026, 2025 and 2024.

D. Trend Information

One of our primary expenditures involves research and development costs. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials.

E. Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, which management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. See note 9 to our financial statements for fiscal 2026 for the judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Item 6. Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Radiopharm Theranostics Limited Board of Directors (“the Board”) presents the 2025/2026 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2026. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A. Directors and Senior Management

The following table sets forth our directors and senior management. There are no family relationships among any of the members of our board of directors and our senior management.

Name	Position
Riccardo Canevari	Chief Executive Officer and Managing Director
Paul Hopper	Executive Chairman
Hester Larkin	Non-Executive Director
Ian Turner	Non-Executive Director
Noel Donnelly	Non-Executive Director
Bruce Goodwin	Non-Executive Director
Dimitris Voliotis	Chief Medical Officer
Aaron Laurita	Chief Financial Officer (appointed 1 May 2026)
Nathan Jong	Joint Company Secretary
Amritha Sushil	Joint Company Secretary (appointed 1 May 2026)
Phillip Hains	Non-Executive Director (resigned 19 November 2025) and Chief Financial Officer (resigned 1 May 2026)

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

Paul Hopper. Paul Hopper is founder and Executive Chairman since February 2021. Mr. Hopper is also currently Executive Chairman at Imugene Limited (ASX: IMU), which he founded in October. In addition, Mr. Hopper was also previously Chairman at Viralytics Limited (ASX: VLA) until it was acquired by Merck in 2018. He was previously Executive Chairman of Arovella Therapeutics (ASX:PTX) between May 2019 and June 2022, as well as a director of Prescient Therapeutics Limited (ASX: PTX) from May 2014 to January 2020. Mr. Hopper brings 20 years’ experience in the management and funding of biotechnology and healthcare companies in Australia and the United States.

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

Hester Larkin. Hester Larkin has been a Director of Radiopharm since February 2022. Ms. Larkin is currently the Managing Director of Hester Larkin Associates Consulting. Since 2008 in this role, she has been providing consulting services to diagnostic imaging, pharmaceutical and biotech companies in projects ranging from pre-clinical, clinical, submission to the European Medicines Agency, EU medical advisory boards, EU manufacturing and commercial partnerships. Ms. Larkin has also held several board director and trustee positions in the United Kingdom and Belgium and currently sits on charity Boards of two charities. Prior to this, Ms. Larkin was the EMA General Manager BMS Medical Imaging at Bristol-Myers Squibb from 2002 to 2008 and held various roles in European marketing, European business development and general management at DuPont Pharmaceuticals from 1983 to 2008. Ms. Larkin holds a Bachelor of Laws from Holborn Law School London & University of Wolverhampton and a Bachelor of Psychology from Queens University in Belfast.

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

Noel Donnelly. Noel Donnelly has been a Director of Radiopharm since late September 2024. Mr. Donnelly is a finance and R&D executive with leadership experience in strategy, portfolio management, financial planning and analysis; project management, business partnering, valuation, decision support analysis as well as building, leading and managing functional/cross-functional teams. In addition to his role as a Director of Radiopharm, Mr. Donnelly has been the Chief Financial Officer of PEPGEN Inc. since 2021. Prior to that, Mr. Donnelly was the Chief Financial Officer of EIP Pharma, Inc. (currently CervoMed), from 2019 to 2021 and Vice President, R&D Business Operations at Takeda / Shire PLC from 2004 to 2019. Mr. Donnelly received a Bachelor of Science in Nuclear Engineering from the University of Massachusetts-Lowell and an MBA from the Babson College.

Bruce Goodwin. Bruce Goodwin has been a Director of Radiopharm since November 2025. Mr Goodwin has held multiple board directorship roles across various health sector in Australia and the United States since 2021. He has senior leadership experience in Sales & Marketing, Finance, and Business Development demonstrating broad strategic and operational capability. His current Director roles are in the Biotech, Cancer Research, and Consumer Health Charites including an appointment as Chair of the Board for a cancer-related Charity. He is also a Managing Director of Sundial Management Pty Limited providing strategic consulting and business advisory services primarily to Biopharmaceutical and Medical Devices companies. Prior to this, he held Country President and Multi-country Managing Director roles with the Janssen companies of Johnson & Johnson. Mr. Goodwin has a Bachelor Degree in Economics and a Masters Degree in Business Administration both from Macquarie University Sydney, and is a Graduate of the Australian Institute of Company Directors.

Aaron Laurita. Aaron Laurita has been the Chief Financial Officer of Radiopharm since May 2026 and brings a strong finance and commercial expertise from working with organisations across several sectors, including the biotechnology sector, in Australia, the United States and Canada over the past decade. Mr Laurita, holds a Bachelor of Business (Professional Accountancy) from RMIT University and is a qualified Chartered Accountant and a member of Chartered Accountants Australia and New Zealand and currently acts as Chief Financial Officer for a number of ASX and NASDAQ listed companies. Mr. Laurita is an employee of the Acclime Group with which Radiopharm has a services agreement for accounting and company secretarial services.

Nathan Jong. Nathan Jong of Acclime Corporate Services Australia Pty Ltd is an experienced Company Secretary with over 10 years’ professional experience providing company secretarial, governance and compliance support to boards across a diverse range of industries and sectors, including ASX-listed, NASDAQ-listed and not-for-profit organisations. Nathan is a Chartered Secretary, Chartered Accountant and Fellow of the Governance Institute of Australia. Nathan specialises in corporate governance, ASX compliance, statutory reporting, corporate transactions and advisory, and currently serves as Company Secretary to several ASX-listed companies. Nathan holds a Bachelor of Commerce (Accounting and Finance) from Monash University, a Graduate Diploma of Applied Corporate Governance and Risk Management from the Governance Institute of Australia, and a Graduate Diploma of Chartered Accounting from Chartered Accountants Australia and New Zealand. Mr. Jong is an employee of the Acclime Group with which Radiopharm has a services agreement for accounting and company secretarial services.

Amritha Sushil. Amritha Sushil is a Corporate Governance Manager and Company Secretary based in Melbourne, with over nine years of experience across professional services and in-house environments, providing corporate governance and company secretarial support to a portfolio of listed (ASX and NASDAQ) and unlisted entities, with a focus on ensuring compliance with regulatory requirements and maintaining high standards of governance practice. Amritha has extensive experience advising boards and management teams across a diverse range of industries, including biomedical, resources, education and the not-for-profit sector. Amritha is a qualified Chartered Secretary and an Associate of the Governance Institute of Australia. Amritha holds a Bachelor of Laws, along with a Graduate Diploma of Applied Corporate Governance and Risk Management. Amritha provides practical, commercially focused governance advice and builds strong, trusted relationships with boards and executive stakeholders. Ms. Sushil is an employee of the Acclime Group with which Radiopharm has a services agreement for accounting and company secretarial services.

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

Executive Compensation

The following table sets forth all the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2026.

	Short-term benefits					Post-	Share-based payments
2026	Cash salary and fees	Cash bonus(4)	Benefits(6)	Annual leave	Other(5)	employment benefits 401k and Superannuation(7)	Options	Total
	A$	A$	A$	A$	A$	A$	A$	A$
Directors
Riccardo Canevari	819,381	359,759	171,514	34,159	213,335	97,652	1,001,720	2,697,520
Paul Hopper	250,000	52,800	-	-	-	-	215,247	518,047
Ian Turner	51,944	-	-	-	295,889	-	126,321	474,154
Noel Donnelly	65,000	-	-	-	-	-	41,590	106,590
Hester Larkin	65,000	-	-	-	-	-	41,590	106,590
Bruce Goodwin(1)	32,614	-	-	-	-	3,914	-	36,528
Leila Alland	23,500	-	-	-	118,960	-	10,401	152,861
Phillip Hains(3)	-	-	-	-	-	-	10,401	10,401
Other Key Management (8)
Dimitris Voliotis	701,250	250,393	160,565	39,113	-	23,023	225,362	1,399,706
Total Compensation	2,008,689	662,952	332,079	73,272	628,184	124,589	1,672,632	5,502,397

(1)	Bruce Goodwin was appointed as Director on November 19, 2025.
(2)	Dr Leila Alland retired as a Director on November 19, 2025.
(3)	Mr. Hains was paid by Acclime, which has an Accounting and Company Secretarial service contract with Radiopharm. Mr. Hains retired as our Director on November 25, 2026 and Chief Financial Officer and Joint Company Secretary on May 1, 2026. While Mr Hains was a director, Acclime received $171,176 for services in relation to CFO Advisory, Company Secretarial, Accounting, Bookkeeping, Payroll and Taxation.
(4)	Cash Bonuses for fiscal 2026 were approved by the Board and paid in fiscal 2027.
(5)	Other remuneration for Ian Turner and Leila Alland relates to consulting agreements that the Company has in place with them for additional services on normal commercial terms. For Riccardo Canevari, his other remuneration consisted of reimbursements for contractual obligations within his contract
(6)	Benefits relate to the healthcare benefits provided to U.S. based employees per their employment agreements.
(7)	401k amounts are retirement benefits that are part of the U.S. employment contracts.
(8)	Our CFO and Joint Company Secretaries are contracted via a retainer with Acclime and not directly paid by Radiopharm.

	Short-term benefits					Post-	Long-term	Share-based payments
2025	Cash salary and fees	Cash bonus(3)	Benefits(5)	Annual leave	Other(4)	employment benefits 401k(6)	benefits Forfeiture Payments	Options	Forfeiture shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$	A$
Directors
Riccardo Canevari	857,905	360,009	168,490	52,316	229,598	103,033	26,921	992,942	19,446	2,810,660
Paul Hopper	250,000	67,650	-	-	-	-	-	110,911	-	428,561
Ian Turner	57,500	-	-	-	308,480	-	-	119,131	-	485,111
Noel Donnelly(1)	47,500	-	-	-	-	-	-	43,075	-	90,575
Hester Larkin	65,000	-	-	-	-	-	-	49,952	-	114,952
Leila Alland	60,000	-	-	-	80,495	-	-	49,952	-	190,447
Phillip Hains(2)	-	-	-	-	-	-	-	43,075	-	43,075
Other Key Management
Dimitris Voliotis	624,463	207,663	151,089	51,667	-	12,298	-	-	-	1,047,180
Vittorio Puppo	86,421	-	12,242	-	-	4,182	-	-	-	102,845
Thomas Tulip	89,853	-	-	-	-	-		82,440	-	172,293
Total Compensation	2,138,642	635,322	331,821	103,983	618,573	119,513	26,921	1,491,478	19,446	5,485,699

(1)	Noel Donnelly was appointed as Director on October 1, 2024.
(2)	Mr. Hains is paid by Acclime, which has a services contract with Radiopharm.
(3)	Cash Bonuses for fiscal 2025 were approved by the Board and paid in fiscal 2026.
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

Other key personnel have individual service agreements as follows:

Riccardo Canevari	Chief Executive Officer and Managing Director

Agreement commenced:	September 13, 2021

Details	The employment agreement has no fixed term. Each party can terminate at will by giving 3-months written notice. However, if the termination is for cause, no notice is required.

Base salary	US$582,750 per year.

Other contractual reimbursements	Up to US$101,000 per year

Bonus	50% of base salary.

Dimitris Voliotis	Chief Medical Officer

Agreement commenced:	August 20, 2024

Details	The employment agreement has no fixed term. Each party can terminate at will by giving 30-days written notice.

Base salary	US$489,250 per year.

Bonus	40% of base salary.

Australian Disclosure Requirements

Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense above:

	Fixed remuneration		At risk - STI		At risk - LTI
Name	2026%	2025%	2026%	2025%	2026%	2025%
Directors
Riccardo Canevari	50	51	13	13	37	36
Paul Hopper	48	58	10	16	42	26
Ian Turner	73	75	-	-	27	25
Noel Donnelly	61	52	-	-	39	48
Hester Larkin	61	57	-	-	39	43
Bruce Goodwin	100	-	-	-	-	-
Leila Alland	93	74	-	-	7	26
Phillip Hains	-	-	-	-	100	100
Other KMP
Dimitris Voliotis	66	80	18	20	16	-
Vittorio Puppo	-	100	-	-	-	-
Thom Tulip	-	52	-	-	-	48

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

Ordinary Share holdings

As at June 30, 2026, the number of ordinary shares held by our directors and officers were as follows:

	Balance at June 30, 2025(1)	Granted as remuneration	Received on exercise of options	Other changes(2)	Balance at June 30, 2026(3)
Ordinary shares
Riccardo Canevari	21,179,986	-	-	1,500,000	22,679,986
Paul Hopper	147,721,428	-	-	-	147,721,428
Ian Turner	9,255,292	-	-	730,000	9,985,292
Hester Larkin	644,247	-	-	-	644,247
Leila Alland	1,071,740	-	-	-	1,071,740
Noel Donnelly	-	-	-	-	-
Dimitris Voliotis	-	-	-	-	-
Phillip Hains	15,956,632	-	-	-	15,959,632
	-	-	-	-	-
Total ordinary shares	195,829,325	-	-	2,230,000	198,059,325

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

3.	For former KMP, the balance is as at the date they cease being KMP.

Option holdings

2026	Balance at start of the year[1]	Granted as remuneration	Exercised	Other changes[2]	Balance at end of the year[3]	Vested and exercisable
Options
Riccardo Canevari	110,949,299	74,338,000	-	-	185,287,299	71,639,648
Paul Hopper	44,517,518	18,142,000	-	-	62,659,518	38,772,182
Ian Turner	18,988,350	6,814,000	-	(1,900,002)	23,902,348	8,577,644
Hester Larkin	10,175,002	-	-	-	10,175,002	4,841,669
Noel Donnelly	8,000,000	-	-	-	8,000,000	2,666,667
Bruce Goodwin	-	-	-	-	-	-
Leila Alland	10,400,022	-	-	-	10,400,002	5,066,669
Phillip Hains	16,833,562	-	-	-	16,833,562	11,500,229
Dimitris Voliotis	-	22,972,000	-	-	22,972,000	-
	219,863,733	122,266,000	-	(1,900,002)	340,229,731	143,064,708

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporate changes resulting from the acquisition or disposal of shares and includes movements due to resignation of KMP.

3.	For former KMP, the balance is as at the date they ceased being KMP.

Options holdings

As at June 30, 2026, the numbers of options held by our directors and officers were as follows. Each option grants the right to receive one fully paid ordinary share in Radiopharm.

	Balance at June 30, 2025	Exercise price A$	Expiration date	Other changes*	Balance at June 30, 2026
Options
Riccardo Canevari **	8,666,678	0.60	November 25, 2026	-	8,666,678
Riccardo Canevari **	12,505,088	0.17	June 30, 2027	-	12,505,088
Riccardo Canevari	1,225,352	0.20	November 30, 2026	-	1,225,352
Riccardo Canevari **	7,426,895	0.112	July 1, 2028	-	7,426,895
Riccardo Canevari	1,875,000	0.060	August 24, 2026	-	1,875,000
Riccardo Canevari **	24,000,000	0.060	September 30, 2026	-	24,000,000
Riccardo Canevari **	55,250,286	0.041	June 30, 2029	-	55,250,286
Riccardo Canevari **	-	0.025	July 1, 2030	74,338,000	74,338,000
Paul Hopper **	4,210,329	0.17	June 30, 2027	-	4,210,329
Paul Hopper	3,571,428	0.20	November 30, 2026	-	3,571,428
Paul Hopper **	1,235,761	0.112	July 1, 2028	-	1,235,761
Paul Hopper	27,500,000	0.060	August 24, 2026	-	27,500,000
Paul Hopper **	8,000,000	0.060	September 30, 2029	-	8,000,000
Paul Hopper **	-	0.025	July 1, 2030	18,142,000	18,142,000
Ian Turner **	1,900,002	0.60	November 25, 2026	(1,900,002)	-
Ian Turner **	1,651,510	0.17	June 30, 2027	-	1,651,510
Ian Turner	70,422	0.20	November 30, 2026	-	70,422
Ian Turner **	1,451,012	0.112	July 1, 2028	-	1,451,012
Ian Turner	1,875,000	0.060	August 24, 2026	-	1,875,000
Ian Turner **	4,040,404	0.041	June 30, 2029	-	4,040,404
Ian Turner **	8,000,000	0.060	September 30, 2029	-	8,000,000
Ian Turner **	-	0.025	July 1, 2030	6,814,000	6,814,000
Noel Donnelly**	8,000,000	0.060	September 30, 2029	-	8,000,000
Hester Larkin **	1,900,002	0.60	November 16, 2026	-	1,900,002
Hester Larkin	275,000	0.060	August 24, 2026	-	275,000
Hester Larkin **	8,000,000	0.060	September 30, 2029	-	8,000,000
Dimitris Voliotis	-	0.025	July 1, 2030	22,972,000	22,972,000
Total options	219,863,733			120,365,998	340,229,731

*	The column “Other changes” includes option holdings granted as remuneration up to June 30, 2026.
**	All options issued under ESOP have vesting conditions that are based on the achievement of service milestones, which are achieved if the holder remains with the company until the date is reached.

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Shares under options and performance rights

(a) Unissued ordinary shares

Unissued ordinary shares of Radiopharm Theranostics Limited under options at the date of this report are as follows:

Date options issued	Expiry date	Issue price of shares ($)	Number under options
2021-06-27	2026-11-25	0.0600	2,533,336
2021-07-28	2026-11-25	0.0600	2,533,336
2021-08-02	2026-11-25	0.0600	8,666,678
2022-03-02	2027-05-27	0.0600	740,000
2022-04-22	2027-06-01	0.0600	1,666,500
2022-07-01	2027-07-01	0.1700	12,425,675
2022-11-16	2026-12-01	0.0600	3,800,004
2022-11-16	2027-06-30	0.1700	18,366,927
2022-11-25	2026-11-30	0.2000	79,352,040
2023-02-07	2028-02-01	0.1551	100,000
2023-05-18	2028-06-30	0.1980	200,000
2023-07-01	2028-07-01	0.1120	3,658,514
2023-07-24	2028-07-24	0.1210	500,000
2023-11-14	2028-07-01	0.1100	7,500,000
2023-11-16	2028-07-01	0.1120	10,113,668
2023-12-13	2028-12-13	0.0760	500,000
2024-02-06	2028-04-30	0.0900	8,955,224
2024-06-01	2027-05-31	0.0320	2,300,838
2024-06-19	2028-06-19	0.13	1,000,000
2024-07-01	2029-07-01	0.0410	25,904,884
2024-08-23	2026-09-30	0.0600	24,000,000
2024-08-28	2026-08-24	0.0600	818,890,534
2024-11-25	2029-06-30	0.0410	59,290,690
2024-11-25	2029-09-30	0.0600	37,333,334
2025-01-30	2028-12-13	0.0270	400,000
2025-07-01	2030-07-01	0.0250	86,250,000
2025-08-01	2030-08-01	0.0600	5,000,000
2025-11-20	2030-07-01	0.0250	99,294,000
2025-12-09	2027-10-31	0.0390	1,179,266,658
2026-06-01	2031-06-01	0.0600	2,666,666

Total			2,502,209,506

(b) Shares issued on the exercise of options

No ordinary shares of Radiopharm Theranostics Limited were issued during the year ended June 30, 2026 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Radiopharm Theranostics Limited has paid a premium in respect of a contract to insure the directors and officers of the group against liabilities to the extent permitted by Corporations Act 2001.

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

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2026 is included in Exhibit 23.2 of this annual report on Form 20-F.

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

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the group’s 2026 Corporate Governance Statements can be found on its website at www.radiopharmtheranostics.com.au.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Paul Hopper
Executive Chairman
Sydney
September 30, 2026

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

The appointment and expiration dates of each director in office on June 30, 2026, is as follows:

Name	Position	Year first appointed	Current term expires
Riccardo Canevari	Managing Director & CEO	2021	—(1)
Paul Hopper	Executive Chairman	2021	2028(2)
Ian Turner	Non-Executive Director	2021	2027(2)
Hester Larkin	Non-Executive Director	2022	2028(2)
Noel Donnelly	Non-Executive Director	2024	2027(2)
Bruce Goodwin	Non-Executive Director	2026	2029(2)

(1)	In accordance with our Constitution and Australian market practice, the Managing Director’s appointment is not subject to expiration.
(2)	Term expires on the date of the AGM for that year. Our constitution provides that at least one director has to be reappointed after three years from their appointment

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the fiscal year ending June 30, 2026.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Mr. Paul Hopper	8	8	-	-	-	-
Mr. Riccardo Canevari	8	8	-	-	-	-
Mr. Ian Turner	8	8	4	4	-	-
Ms. Hester Larkin	8	8	4	4	4	4
Mr. Noel Donnelly	8	8	2	2	4	4
Mr. Bruce Goodwin	5	5	2	2	3	3
Mr. Phillip Hains	4	4	-	-	-	-
Ms. Leila Alland	3	4	-	-	1	1

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors. Our Board of Directors has determined that each of Ian Turner, Hester Larkin and Noel Donnelly qualifies as an independent director under the requirements of the ASX.

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

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee is comprised of non-executive directors and currently consists of the following: Hester Larkin, Noel Donnelly and Bruce Goodwin.

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

D. Employees

As of June 30, 2026, we had 14 employees. Of these employees, 13 were employed in research and development and 1 in general management and administration. As of June 30, 2026, 1 employee was employed in the United Kingdom, 2 employees were employed in Australia and 11 employees were employed in the United States.

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

Ownership of Senior Management and Directors

The following table sets forth certain information as of June 30, 2026, regarding the ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The percentages shown are based on 3,544,216,160 ordinary shares issued and outstanding as of June 30, 2026.

Name	Number of Ordinary Shares Owned	Percentage of Ownership
Riccardo Canevari	22,679,986	*
Paul Hopper(1)	147,721,428	4.17%
Ian Turner	9,985,292	*
Hester Larkin	644,247	*
Noel Donnelly	-	-
Bruce Goodwin	-	-
Dimitris Voliotis	-	-
Aaron Laurita	26,357	*
All directors and executive officers as a group (8 persons)	181,057,310	5.11%

*	Less than 1% ownership.
(1)	Paul Hopper holds (i) 53,900,000 ordinary shares in Radiopharm directly, (ii) 3,571,428 ordinary shares in Radiopharm through Kilinwata Investments Pty Ltd (“Kilinwata”), a controlled entity of which Paul Hopper is a director, and (iii) 90,000,000 ordinary shares in Radiopharm through Kilinwata via J.P. Morgan Nominees Australia Pty Limited. Additionally, the total number of ordinary shares includes beneficial ownership of 250,000 ordinary shares owned directly by his wife Deborah Coleman.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents the beneficial ownership of our ordinary shares based on 3,544,216,160 ordinary shares outstanding at June 30, 2026, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

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

In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and warrants held by the person or entity that are currently exercisable, or exercisable within 60 days of June 30, 2026. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percentage
Regal Funds Management Pty Ltd(2)	223,377,310	6.30%
Lantheus Omega, LLC (Lantheus)	537,958,513	15.18%

(2)	Regal Funds Management Pty Ltd is controlled by Regal Partners Limited.

As of June 30, 2026, there were 2,625 holders of record of our ordinary shares, of which 15 had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees.

The following is a summary of significant changes in the percentage ownership of major shareholders during the past three fiscal years.

In October 2025, Regal sold 6,106,974 shares and then later in the month purchase 84,121,996 shares increasing their ownership to 6.30%.

In September 2025, Lantheus and their subsidiaries purchased 765,000,000 shares in the placement increasing their ownership in the company to 15.18%.

In June 2025, Regal purchased 90,909 ADRs increasing its ownership to represent 7.30% of the total outstanding ordinary shares.

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

In August 2024, Lantheus purchased 149,625,180 ordinary shares.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Radiopharm. All shareholders have the same voting rights.

B. Related Party Transactions

The following is a description of our related party transactions since July 1, 2023.

In fiscal 2023 there were no related party transactions.

In fiscal 2024, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to A$605,390. Mr. Hains, a Director of Acclime Australia, was Radiopharm’s Chief Financial Officer from June 2021 to May 2026 and was a Director of Radiopharm from March 2024 to November 2025.

In fiscal 2024, Paul Hopper and Phillip Hains loaned A$2.2 million to Radiopharm to support its operations prior to the launch of a capital raise in June 2024. The loans were fully repaid in June 2024.

In fiscal 2025, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to A$415,909. Mr. Hains, a Director of Acclime Australia, was Radiopharm’s Chief Financial Officer from June 2021 to May 2026 as well as a Director from March 2024 to November 2025.

In fiscal 2026, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities during the time that Mr Hains was a Director of Radiopharm, amounting to A$171,176. Mr. Hains was Radiopharm’s Chief Financial Officer from June 2021 to May 2026 as well as a Director from March 2024 to November 2025.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2026, 2025 and 2024 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit reports of Grant Thornton Audit Pty Ltd as of June 30, 2026, 2025 and 2024 are included therein immediately preceding the financial statements.

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

In March 2026, Radiopharm entered into an amendment to the License Agreement with NanoMab in relation to the licensing of anti-PDL1 patents. The amendment consisted of changing the payments for development milestones reducing the overall amount from US$6.5 million to US$4 million should all the milestones be met. US$3.75 million is payable in shares and US$0.25 million is payable in cash under the amendment.

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

Radiopharm has paid US$7 million in upfront fees. In addition, under the agreement, Radiopharm will pay Diaprost an aggregate amount equal to US$122 million upon achievement of several therapeutic clinical development and regulatory approval milestones as well as royalties upon entering into any sub-licensing agreement that are based upon industry standard royalty rates. For further details, please see Note 13(b) to our fiscal 2026 audited financial statements in this Annual Report.

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

Under the agreement, Radiopharm will pay MD Anderson an aggregate amount equal to US$72.28 million upon achievement of several therapeutic clinical development and regulatory approval milestones. For further details, please see Note 13(f) to financial statements for fiscal 2026 in this Annual Report. In addition, Radiopharm Ventures must pay a single-digit running royalty on net sales for any product targeting an approved indication covered by the licensed patents. Running royalties accrued shall be credited against the minimum annual royalties due. After the first sale of any product targeting an approved indication covered by the licensed patents, Radiopharm Ventures must pay minimum annual royalties of $100,000 following the first and second anniversary of the date of the agreement (if there has been a first sale) and $200,000 for each subsequent year. Running royalties accrued will be credited against the minimum annual royalties due. Radiopharm has paid approximately US$3.4 million to MD Anderson through June 30, 2026.

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

In August 2024, Radiopharm USA and MD Anderson agreed to amend the Limited Liability Company Agreement to increase Radiopharm USA’s interest in Radiopharm Ventures. In particular, Radiopharm USA increased its ownership to 75% of the units issued by Radiopharm Ventures. Radiopharm USA paid an additional US$4 million for this increase in ownership in Radiopharm Ventures.

In January 2026, Radiopharm USA’s interest in Radiopharm Ventures increased to 87.5%. Radiopharm USA paid an additional US$4 million for this increase in ownership in Radiopharm Ventures.

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

Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives. Each payment will be made after each milestone is completed. As of June 30, 2026, no milestone payments had been made.

Under the Lantheus contract, the Company has promised to deliver and manage the clinical development of DUNP19 Imaging. This has been assessed as a single performance obligation as it is a significant service of integrating the interrelated clinical trial activities into one combined output.

Sales Agreement with Leerink Partners LLC

In December 2025, we entered into a sales agreement (“Sales Agreement”) with Leerink Partners LLC (“Leerink Partners”) relating to US$22,400,000 of our ADSs that may be offered and sold by Leerink Partner, as sales agent or principal. Each ADS represents 300 of our ordinary shares. Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, we may instruct Leerink Partners to sell ADSs by any method permitted by law deemed to be an “at the market offering”. We or Leerink Partners may suspend the offering of ADSs upon notice and subject to other conditions.

We will pay Leerink Partners commissions, in cash, for its service in acting as agent in the sale of our ADSs. Leerink Partners will be entitled to compensation at a commission rate equal to 3.0% of the sales price per ADS sold under the Sales Agreement. We have also agreed to reimburse Leerink Partners for certain specified expenses, including the reasonable and documented fees and disbursements of its U.S. and Australian legal counsels.

Leerink Partners will use its commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase the ADSs under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of ADSs on our behalf, Leerink Partners will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Leerink Partners will be deemed to be underwriting commissions or discounts. We have also agreed in the Sales Agreement to provide indemnification and contribution to Leerink Partners with respect to certain liabilities, including liabilities under the Securities Act.

We and Leerink Partners may each terminate the Sales Agreement at any time upon ten days’ prior notice.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income for these purposes generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the share capital. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal 2026. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, after evaluating the effectiveness of our disclosure controls and procedures as of the evaluation date, concluded that as of the evaluation date of June 30, 2026, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2026, our internal control over financial reporting is effective.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16c. Principal Accountant Fees and services

We retained Grant Thornton Audit Pty Ltd as our independent registered public accounting firm. Set forth below is a summary of the fees paid to Grant Thornton Audit Pty Ltd for services provided in fiscal years 2026 and 2025:

	Fiscal 2026	Fiscal 2025
	A$	A$
Audit fees	499,612	578,721
Total remuneration of Grant Thornton Audit Pty Ltd	499,612	578,721

Audit fees

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

In fiscal year 2026, we did not identify any cybersecurity threats that have materially impacted or are likely to materially impact our business strategy, operational results, or financial condition. However, despite our proactive measures, we cannot entirely eliminate cybersecurity risks or guarantee that no undetected incidents have occurred.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders Radiopharm Theranostics Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Radiopharm Theranostics Limited and subsidiaries (the “Group”) as of June 30, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 20(a)(iii) to the financial statements, the Group has suffered a total comprehensive loss of A$56,329,054 and net cash outflows from operations of A$52,782,838. These conditions, along with other matters as set forth in Note 20(a)(iii), raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 20(a)(iii). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Melbourne, Australia

September 30, 2026

Radiopharm Theranostics Limited

Consolidated Statements of profit or loss and other comprehensive income

For the year ended 30 June 2026

	Notes	30 June 2026 $	30 June 2025 $	30 June 2024 $
Revenue from contracts with customers	2	2,767,888	3,633,422	299,228
Cost of sales		(2,504,499)	(3,594,146)	-
Gross Profit		263,389	39,276	299,228

Other income	3(a)	10,734,382	10,256,740	1,343,062
Other losses	3(b)	(868,162)	(351,646)	(1,226,108)

General and administrative expenses	3(c)	(16,215,702)	(14,638,013)	(13,039,246)
Research and development expenses	3(c)	(49,962,899)	(27,515,194)	(23,086,267)
Share-based payments expenses		(2,405,955)	(1,895,348)	(2,640,178)
Gain/(loss) on movement in contingent consideration		1,671,289	(4,069,680)	(8,860,358)
Operating loss		(56,783,658)	(38,173,865)	(47,209,867)

Finance expenses		(112,396)	(65,300)	(642,888)
Loss before income tax		(56,896,054)	(38,239,165)	(47,852,755)

Income tax expense	4	(54,440)	(103,292)	(96,364)
Loss for the year		(56,950,494)	(38,342,457)	(47,949,119)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		621,440	464,034	202,956
Total comprehensive loss for the year		(56,329,054)	(37,878,423)	(47,746,163)

Total comprehensive loss for the year is attributable to:
Owners of Radiopharm Theranostics Limited		(54,527,710)	(36,239,055)	(45,781,950)
Non-controlling interests	12(b)	(1,801,344)	(1,639,368)	(1,964,213)
		(56,329,054)	(37,878,423)	(47,746,163)

		Cents	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the group:
Basic and diluted loss per share	18	(1.79)	(1.76)	(12.41)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited

Consolidated Statements of financial position

As at 30 June 2026

	Notes	30 June 2026 $	30 June 2025 $
ASSETS
Current assets
Cash and cash equivalents	5(a)	4,138,074	29,116,835
Trade and other receivables	5(b)	17,447,428	10,400,060
Other current assets		340,194	337,093
Total current assets		21,925,696	39,853,988

Non-current assets
Property, plant and equipment		46,136	53,466
Intangible assets	6(b)	38,161,747	46,574,422
Total non-current assets		38,207,883	46,627,888

Total assets		60,133,579	86,481,876

Current liabilities
Trade and other payables	5(c)	10,531,800	9,340,993
Other financial liabilities	5(d)	6,860,850	3,421,337
Employee benefit obligations	6(c)	697,907	450,104
Deferred revenue		806,410	1,720,551
Total current liabilities		18,896,967	14,932,985

Non-current liabilities
Trade and other payables	5(c)	-	-
Other financial liabilities	5(d)	18,912,929	28,676,987
Total non-current liabilities		18,912,929	28,676,987

Total liabilities		37,809,896	43,609,972

Net assets		22,323,683	42,871,904

EQUITY
Share capital	7(a)	209,933,371	176,558,493
Other equity	7(c)	-	849,544
Other reserves	7(b)	14,414,155	13,116,919
Accumulated losses		(199,660,317)	(145,732,952)
Non-controlling interests	12(b)	(2,363,526)	(1,920,100)

Total equity		22,323,683	42,871,904

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2026

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

Radiopharm Theranostics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2026

(continued)

		Attributable to owners of
		Radiopharm Theranostics Limited				Non-
		Share	Other	Other	Accumulated	controlling	Total
		capital	equity	reserves	losses	interests	equity
	Notes	$	$	$	$	$	$
Balance at 1 July 2024		100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286
Loss for the year		-	-	-	(36,703,089)	(1,639,368)	(38,342,457)
Other comprehensive income		-	-	464,034	-	-	464,034
Total comprehensive income/(loss) for the year		-	-	464,034	(36,703,089)	(1,639,368)	(37,878,423)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	7(a)	74,915,537	-	(23,885,229)	-	-	51,030,308
Issue of options	7(b)	-	-	2,157,778	-	-	2,157,778
Issue of shares for milestone completion		741,400	-	-	-	-	741,400
Equity-settled payments		219,840	-	(231,115)	-	-	(11,275)
Expiration of options		-	-	(2,797,451)	2,797,451	-	-
Forfeiture of options		-	-	(221,170)	-	-	(221,170
Cancellation of shares to be issued		-	-	(300,000)	-	-	(300,000)
Increase in ownership in RAD Ventures		-	-	-	(488,544)	488,544	-
		75,876,777	-	(25,277,187)	2,308,907	488,544	53,397,041
Balance at 30 June 2025		176,558,493	849,544	13,116,919	(145,732,952)	(1,920,100)	42,871,904

Radiopharm Theranostics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2026

(continued)

		Attributable to owners of
		Radiopharm Theranostics Limited				Non-
		Share	Other	Other	Accumulated	controlling	Total
		capital	Equity	reserves	losses	interests	equity
	Notes	$	$	$	$	$	$
Balance at 1 July 2025		176,558,493	849,544	13,116,919	(145,732,952)	(1,920,100)	42,871,904
Loss for the year		-	-	-	(55,149,150)	(1,801,344)	(56,950,494)
Other comprehensive income		-	-	621,440	-	-	621,440
Total comprehensive income/(loss) for the year		-	-	621,440	(55,149,150)	(1,801,344)	(56,329,054)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs	7(a)	33,374,878	-	-	-	-	33,374,878
Issue of options	7(b)	-	-	2,740,119	-	-	2,740,119
Issue of shares for milestone completion		-	-	-	-	-	-
Expiration of options		-	-	(1,730,159)	1,730,159	-	-
Forfeiture of options		-	-	(334,164)	-	-	(334,164)
Increase in ownership in RAD Ventures		-	-	-	(1,357,918)	1,357,918	-
Impairment – Pharma 15	7(c)		(849,544)		849,544		-
		33,374,878	(849,544)	675,796	1,221,785	1,357,918	35,780,833
Balance at 30 June 2026		209,933,371	-	14,414,155	(199,660,317)	(2,363,526)	22,323,683

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited

Consolidated statement of cash flows

For the year ended 30 June 2026

	Notes	30 June 2026 $	30 June 2025 $	30 June 2024 $
Cash flows from operating activities
Receipts from customers (inclusive of GST)		536,384	5,353,973	260,462
Payments to suppliers and employees (inclusive of GST)		(58,353,869)	(42,799,759)	(28,138,720)
Interest received		549,213	800,309	50,484
Research and development tax incentive received		4,485,434	-	4,851,839
Net cash payments from operating activities	8(a)	(52,782,838)	(36,645,477)	(22,975,935)

Cash flows from investing activities
Receipts for sale of intellectual property		-	2,997,592	-
Payments for license fee liabilities		(5,420,869)	(1,226,994)	(320,000)

Net cash (payments)/proceeds from investing activities		(5,420,869)	1,770,598	(320,000)

Cash flows from financing activities
Proceeds from issues of shares		35,378,000	53,977,902	29,645,526
Share issue transaction costs		(2,003,122)	(4,738,000)	(1,533,771)
Proceeds from borrowings		-	-	7,369,190
Transaction costs related to loans and borrowings		-	(218,633)	(117,000)
Repayment of borrowings		-	(1,900,000)	(5,167,000)
Settlement with Lind		-	(1,689,721)	-
Net cash proceeds from financing activities		33,374,878	45,431,548	30,196,945

Net (Decrease)/Increase in cash and cash equivalents		(24,828,829)	10,556,669	6,901,010
Cash and cash equivalents at the beginning of the year		29,116,835	18,575,040	11,699,066
Effects of exchange rate changes on cash and cash equivalents		(149,932)	(14,874)	(25,036)
Cash and cash equivalents at end of the year	5(a)	4,138,074	29,116,835	18,575,040

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

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

2 Revenue from contract with customers

	30 June	30 June	30 June
	2026 $	2025 $	2024 $
Revenue from contracts with customers	2,767,888	3,633,422	299,228
Total revenue from continuing operations	2,767,888	3,633,422	299,228

Information on geographical regions:

The group derives revenue from their contracts with customers over time in the following geographical regions:

	Australia	United States	Total
2026	A$	A$	A$
Contracts with customers	-	2,767,888	2,767,888

	Australia	United States	Total
2025	A$	A$	A$
Contracts with customers	-	3,633,422	3,633,422

	Australia	United States	Total
2024	A$	A$	A$
Contracts with customers	-	299,228	299,228

Information on major customers:

During the years ended June 30, 2026, 2025 and 2024, the Company had the following major customers with revenues amounting to 10 percent or more of total group revenues:

	2026	2025	2024
	A$	A$	A$
Customer A	2,767,888	3,633,422	299,228
	2,767,888	3,633,422	299,228

(a) Accounting policies

During the year ended 30 June 2025, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia. For more information in relation to the group’s policy for recognizing revenue refer to note 20(n).

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

3 Other income and expense items

(a) Other income

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Interest	637,144	888,196	50,484
Research and Development tax incentive	10,097,238	9,368,544	1,292,578
	10,734,382	10,256,740	1,343,062

(i)	R&D tax incentive

The group’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Where expenditure is incurred outside of Australia, an ‘overseas finding’ must be obtained from AusIndustry prior to any such expenditure being eligible under the scheme. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2026, the group has included an item in other income of $10,097,238 (2025: $9,368,544, 2024: $1,292,578) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. The assistance received is a direct cash payment from the ATO and is not related to any tax liability or income tax calculation.

The $10,097,238 recognized at 30 June 2026 includes nil relating to prior years rebate. The $9,368,544 recognized at 30 June 2025 includes $3,587,887 relating to the prior year’s rebate. The funds were only received in the prior year and eligibility to receive the rebate for this expenditure was less than certain prior to this as the overseas findings for program was not received until the prior year. The funds were only received in the current year and eligibility to receive the rebate for this expenditure was less than certain prior to this as the overseas findings for program was not received until the current year. For the year ended 30 June 2024, the group has included an item in other income of $1,292,578 to recognize income over the period necessary to match the grant on a systematic basis.

(b) Other losses

	Notes	30 June 2026 $	30 June 2025 $	30 June 2024 $
Fair value adjustment on financing agreements		-	(489,787)	366,719
Net foreign exchange (Losses)/Gains		(655,393)	138,141	94,964
Loss on sale of available-for-sale assets	6(a)	(212,769)	-	(1,687,791)
		-	-	-
		(868,162)	(351,646)	(1,226,108)

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

3 Other income and expense items (continued)

(c) Breakdown of expenses by nature

	Notes	30 June 2026 $	30 June 2025 $	30 June 2024 $
General and administrative expenses
Accounting and audit		949,683	957,895	845,818
Consulting		406,564	286,138	95,179
Depreciation		7,331	7,331	7,534
Employee benefits		11,186,055	10,120,149	9,448,779
Insurance		341,658	105,762	359,209
Investor relations		472,262	313,671	323,588
Legal		631,909	656,036	164,754
Listing and share registry		188,341	190,795	193,797
Patent costs		244,529	205,017	204,163
Travel and entertainment		864,801	808,546	427,676
Other		922,569	986,673	968,749
		16,215,702	14,638,013	13,039,246

Research and development
Amortization		2,698,702	2,588,306	3,118,752
AVb6 Integrin (TRIMT)		918,221	1,876,983	993,645
Consulting Fees R&D		1,324,355	930,292	929,229
hu PSA Anti-body (Diaprost)		7,011,056	2,925,445	298,312
Impairment	6(b)(viii)	5,266,823	-	1,478,892
R&D Ventures		11,040,742	5,989,964	3,931,541
NanoMab		15,070,282	7,185,000	6,501,174
Neoindicate		351,529	437,400	529,424
Pivalate - Imperial		6,153,044	5,184,136	3,962,355
UCLA		-	226,063	1,253,493
Other		128,145	171,605	89,450
		49,962,899	27,515,194	23,086,267

The categories shown here align with the intellectual property held by the group as disclosed in note 6 and represents the amount of R&D expended on progressing the respective intellectual property.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

4 Income tax expense

(a) Australian tax expense

(i)	Numerical reconciliation of income tax expense to prima facie tax payable

	30 June	30 June	30 June
	2026 $	2025 $	2024 $
Loss from continuing operations before income tax expense	(39,945,437)	(32,188,619)	(42,740,210)
Tax at the Australian tax rate of 25% (2025: 25%, 2024: 25%)	(9,986,359)	(8,047,155)	(10,685,053)
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Research and Development tax incentive	(2,524,310)	(2,342,136)	(323,145)
Accounting expenditure subject to R&D tax incentive	5,803,010	5,384,221	742,862
Accrued expenses	319,935	242,082	44,172
Amortization	(658,079)	(629,735)	-
Employee leave obligations	(43,146)	917	3,639
Patent costs	61,132	51,254	51,041
Share-based payments	601,489	473,837	660,045
Unrealized currency movements	3,011	43,430	(27,266)
Subtotal	3,563,043	3,223,870	1,151,348
Tax losses and other timing differences for which no deferred tax asset is recognized	6,423,316	4,827,533	9,533,705
Income tax expense	-	-	-

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

4 Income tax expense (continued)

(a) Australian tax expense (continued)

(ii) Tax losses

	30 June	30 June	30 June
	2026 $	2025 $	2024 $
Unused tax losses for which no deferred tax asset has been recognized	128,380,671	102,687,407	83,377,275
Potential tax benefit at 25% (2025: 25%, 2024: 25%)	32,095,168	25,671,852	20,844,319

The above potential tax benefit for tax losses has not been recognized in the statement of financial position as of 30 June 2026 as it is not probable that they will be utilized. These tax losses can only be utilized in the future if the continuity of ownership test is passed, or failing that, the same business test is passed. The taxation benefits of tax losses and temporary difference not brought to account will only be obtained if: (i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realized; (ii) the entity continues to comply with the conditions for deductibility imposed by law; and (iii) no change in tax legislation adversely affects the entity in realizing the benefits from deducting the losses.

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income

(b) US tax expense

(i) Income tax expense

	30 June	30 June	30 June
	2026 $	2025 $	2024 $
Current tax
Current tax on profits for the year	54,440	103,292	96,364
Total current tax expense	54,440	103,292	96,364

Income tax expense	54,440	103,292	96,364

(ii) Numerical reconciliation of income tax expense to prima facie tax payable

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Loss from continuing operations before income tax expense	(16,896,177)	(5,930,262)	(5,112,545)
Tax at the US tax rate of 27.5% (2025: 27.5%, 2024: 27.5%)*	(4,646,449)	(1,630,822)	(1,405,950)

Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Accrued expenses	221,775	28,021	(17,719)
Amortization	(18,257)	(19,075)	-
Employee leave obligations	347,200	(13,835)	26,576
Unrealized currency (gains)/losses	(183,545)	(9,784)	-
Subtotal	367,173	(14,673)	8,857
Tax losses and other timing differences for which no deferred tax asset is recognized	4,333,716	1,748,787	1,493,457
Income tax expense	54,440	103,292	96,364

*	the tax rate is driven by 21.1% for the federal rate and 6.5% for the new York sate rate

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

4 Income tax expense (continued)

(b) US tax expense (continued)

(iii) Tax losses

	30 June	30 June	30 June
	2026	2025	2024
	$	$	$
Unused tax losses for which no deferred tax asset has been recognized	29,689,955	13,930,988	7,571,756
Potential tax benefit at 27.5% (2025: 27.5%, 2024: 27.5%)	8,164,738	3,831,022	2,082,233

The above potential tax benefit for tax losses has not been recognized in the statement of financial position as of 30 June 2026 as it is not probable that they will be utilized. These tax losses can only be utilized in the future if the continuity of ownership test is passed, or failing that, the same business test is passed. The taxation benefits of tax losses and temporary difference not brought to account will only be obtained if: (i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realized; (ii) the entity continues to comply with the conditions for deductibility imposed by law; and (iii) no change in tax legislation adversely affects the entity in realizing the benefits from deducting the losses.

The group operates in different tax jurisdictions and continues to meet its statutory requirements in these jurisdictions. The tax losses in each jurisdiction are subject to testing to make sure they meet all relevant statutory tests for them to be offset against future income

5 Financial assets and financial liabilities

(a) Cash and cash equivalents

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Current assets
Cash at bank and on hand	4,138,074	29,116,835	18,575,040
	4,138,074	29,116,835	18,575,040

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year and period, respectively, as follows:

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Balances as above
Balances per statement of cash flows	4,138,074	29,116,835	18,575,040
	4,138,074	29,116,835	18,575,040

(ii) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24-hour notice with no loss of interest.

(iii) Risk exposure

The group’s exposure to interest rate risk is discussed in note 10. The maximum exposure to credit risk at the end of the reporting year is the carrying amount of each class of cash and cash equivalents mentioned above.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

5 Financial assets and financial liabilities (continued)

(b) Trade and other receivables

	30-Jun-26			30-Jun-25			30-Jun-24
		Non-			Non-			Non-
	Current	current	Total	Current	current	Total	Current	current	Total
	$	$	$	$	$	$	$	$	$
Trade receivables	1,227,040	-	1,227,040		-	-	-	-	-
Accrued receivables (i)	15,877,895	-	15,877,895	10,171,532	-	10,171,532	802,988	-	802,988
Other receivables	342,493	-	342,493	228,528	-	228,528	184,425	-	184,425
	17,447,428	-	17,447,428	10,400,060	-	10,400,060	987,413	-	987,413

(i) Accrued receivables

Accrued receivables comprise $15,877,895 from the Australian Taxation Office in relation to the R&D tax incentive (30 June 2025: $10,171,532).

(c) Trade and other payables

		30-Jun-25			30-Jun-25			30-Jun-24
			Non-			Non-			Non-
		Current	current	Total	Current	current	Total	Current	current	Total
	Notes	$	$	$	$	$	$	$	$	$
Trade payables		5,466,476	-	5,466,476	6,347,397	-	6,347,397	6,434,524	-	6,434,524
Amounts due to employees	15(b)	-	-	-	-	-	-	490,335	-	490,335
Accrued expenses		4,836,856	-	4,836,856	2,750,662	-	2,750,662	1,680,442	-	1,680,442
Other payables		228,468	-	228,468	242,934		242,934	248,302	-	248,302
R&D advance		-	-	-	-	-	-	2,003,190	-	-
		10,531,800	-	10,531,800	9,340,993	-	9,340,993	10,856,793	-	8,853,603

(d) Other financial liabilities

	30 June 2026			30 June 2025
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Diaprost contingent consideration	1,979,902	6,916,482	8,896,384	1,328,087	8,841,829	10,169,916
NanoMab contingent consideration(1)	4,502,764	1,050,443	5,553,207	1,832,833	4,899,858	6,732,691
NeoIndicate contingent consideration(2)	-	-	-	-	1,870,454	1,870,454
Pivalate contingent consideration	378,184	1,646,950	2,025,134	225,245	1,933,981	2,159,226
Pharma15 deferred consideration(3)	-	-	-	-	-	-
Pharma15 contingent consideration	-	-	-	-	1,134,164	1,134,164
TRIMT contingent consideration	-	7,758,256	7,758,256	-	8,423,667	8,423,667
UCLA contingent consideration	-	-	-	-	-	-
MD Anderson contingent consideration	-	1,540,798	1,540,798	35,172	1,573,034	1,608,206
Advanced payment liability	-	-	-	-	-	-
	6,860,850	18,912,929	25,773,779	3,421,337	28,676,987	32,098,324

(1)	Payment to be made in the form of ordinary shares in the company, based on the price of the 7-day volume weighted average price (VWAP) prior to the announcement of the milestone on the ASX.
(2)	The NeoIndicate asset was handed back to the university during the financial year, resulting in the unwinding of contingent consideration for its milestone payments.
(3)	The Pharma15 asset was fully impaired during the year and as a result the likelihood of milestones being met for the progression of the asset has been also reduced to nil.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

(e) Financial liabilities with significant estimation uncertainty

Total
At 30 June 2026	$
Financial Liabilities
NanoMab contingent consideration	5,553,207
Diaprost contingent consideration	8,896,384
TRIMT contingent consideration	7,758,256
Pivalate contingent consideration	2,025,134
NeoIndicate contingent consideration	-
Pharma15 contingent consideration	-
MD Anderson contingent consideration	1,540,798
Advance payment liability	-
Total financial liabilities	25,773,779

Total
At 30 June 2025	$
Financial Liabilities
NanoMab contingent consideration	6,732,691
Diaprost contingent consideration	10,169,916
TRIMT contingent consideration	8,423,667
Pivalate contingent consideration	2,159,226
NeoIndicate contingent consideration	1,870,454
Pharma15 contingent consideration	1,134,164
Pharma15 deferred consideration	-
MD Anderson contingent consideration	1,608,206
Total financial liabilities	32,098,324

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

The weighted average effective interest rate used at 30 June 2026 for all assets except for NanoMab was 8.46% (2025: 8.46%). For the NanoMab asset it was 9.21% (2025: 8.46%). The rate for NanoMab was different as an amendment to the agreement was entered into during the year and the effective interest rate was recalculated at the date of amendment. The effective interest rate for each instrument was based on the expected rate of return for the instrument, which has been determined using the pricing model. Contingent consideration is carried on the statement of financial position sheet at amortized cost using the effective interest method.

6 Non-financial assets and liabilities

(a) Intangible assets

	AVb6 Integrin	hu PSA Anti-body	NanoMab	MAb	Pharma 15	Pivalate	Other Intellectual Property	Total
	$	$	$	$	$	$	$	$
Year ended 30 June 2026
Opening net book amount	14,179,639	9,654,514	15,596,071	1,229,761	5,445,016	246,614	222,807	46,574,422
Sale of asset(note 6(a)	-	-	-	-	-	-	-	-
Exchange difference	-	-	-	(56,188)	(178,193)	-	-	(234,381)
Amortization charge	(884,592)	(741,732)	(973,548)	(66,388)	-	(22,404)	(10,038)	(2,698,702)
Impairment charge			-	-	(5,266,823)	-	(212,769)	(5,479,592)
Closing net book amount	13,295,047	8,912,782	14,622,523	1,107,185	-	224,210	-	38,161,747

At 30 June 2026
Cost	17,691,796	16,212,081	19,470,972	1,374,030	6,940,599	336,055	275,415	62,300,948
Exchange difference	-	-	-	(63,810)	(320,127)	-	-	(383 937)
Accumulation amortization and impairment	(4,396,749)	(7,299,299)	(4,848,449)	(203,035)	(6,620,472)	(111,845)	(275,415)	(23,755,264)
Net book amount	13,295,047	8,912,782	14,622,523	1,107,185	-	224,210	-	38,161 747

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

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

At 30 June 2025
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

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

6 Non-financial assets and liabilities (continued)

(b) Intangible assets (continued)

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

30 June 2026

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

The group identified impairment indicators at 30 June 2026 and Company assessed that due to the no funding committed to the program for the foreseeable future and the Pharma15 asset was to be fully impaired at 30 June 2026.

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

In January 2026, the Company returned the asset back to the university and as a result the asset was derecognized.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

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

The group identified impairment indicators at 30 June 2026 and Company assessed that due to the no funding committed to the program for the foreseeable future and the Pharma15 asset was to be fully impaired at 30 June 2026.

See note 20(j) for the other accounting policies relevant to intangible assets and note 20(d) for the group’s policy regarding impairments.

(c) Employee benefit obligations

	30 June 2026			30 June 2025			30 June 2024
	Current	Non- current	Total	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$	$	$	$
Leave obligations (i)	697,907	-	697,907	450,104	-	450,104	399,788	-	399,788

(i) Leave obligations

The leave obligations cover the group’s liabilities for annual leave which are classified as either other long-term benefits or short-term benefits.

The current portion of this liability includes all of the accrued annual leave and pro-rata payments employees are entitled to in certain circumstances. The entire amount of the provision of $697,907 (2025: $450,104) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

7 Equity

(a) Share capital

		30 June 2026	30 June 2025	30 June 2024	30 June 2026	30 June 2025	30 June 2024
	Notes	Shares	Shares	Shares	$	$	$
Ordinary shares
Ordinary Shares Fully paid		3,544,216,160	2,364,949,502	460,367,051	209,933,371	176,558,493	100,681,716
	7(a)(i)	3,544,216,160,	2,364,949,502	460,367,051	209,933,371	176,558,493	100,681,716

(i) Movements in ordinary shares:

Details	Notes	Number of shares	Total $
Balance at 1 July 2023		339,313,037	97,230,329
Issue at $0.070 pursuant to rights issue (2023-12-08)		30,197,244	2,113,808
Issue at $0.105 of forfeiture shares as per employment contract (2023-12-14)		2,128,815	223,526
Issue of ordinary shares at $0.0864 in lieu of cash for services rendered (2024-01-05)		1,200,013	103,681
Issue at $0.07 pursuant to rights issue shortfall (2024-01-31)		18,714,145	1,309,990
Issue at $0.07 pursuant to rights issue shortfall (2024-02-09)		1,950,000	136,500
Issue at $0.059 pursuant to Lind agreement (2024-02-14)		20,000,000	-
Issue at $0.059 as part of Pharma15 acquisition (2024-03-04)		25,856,470	1,297,022
Issue at $0.052 pursuant to Lind agreement (2024-03-12)		5,769,231	300,000
Issue at $0.045 pursuant to Lind agreement (2024-04-15)		6,666,667	300,000
Issue at $0.035 pursuant to Lind agreement (2024-05-16)		8,571,429	300,000
Less: Transaction costs arising on share issues		-	(2,633,140)
Balance at 30 June 2024		460,367,051	100,681,716

Balance at 1 July 2024		460,367,051	100,681,716
Issue of ordinary shares at $0.040 pursuant to issue of securities(2024-07-01)		597,130,727	23,885,229
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)		858,056,603	34,322,264
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)		14,031,195	561,248
Issue of ordinary shares at $0.050 pursuant to Lantheus investment (2024-08-23)		149,625,180	7,481,259
Issue of ordinary shares at $0.040 pursuant to issue of placement shares (2024-09-13)		93,750,000	3,750,000
Issue of ordinary shares at $0.036 pursuant to the achievement of a milestone (2024-12-13)		20,594,438	741,400
Issue of ordinary shares at $0.036 pursuant to forfeiture shares (2024-12-16)		7,091,615	219,840
Issue of ordinary shares at $0.060 pursuant to issue of placement shares to Lantheus (2025-01-20)		133,333,333	8,000,000
Issue of ordinary shares at $0.025 pursuant to a milestone payment (2025-06-12)		30,969,360	774,234
Less: Transaction costs arising on share issues		-	(3,858,697)
Balance at 30 June 2025		2,364,949,502	176,558,493
Balance at 1 July 2025		2,364,949,502	176,558,493
Issue at $0.030 pursuant to rights issue (2025-10-24)		415,706,190	12,471,186
Issue at $0.030 pursuant to rights issue (2025-12-05)		12,599,991	378,000
Issue at $0.030 pursuant to rights issue (2025-12-09)		750,960,477	22,528,814

Less: Transaction costs arising on share issues		-	(2,003,122)
Balance at 30 June 2026		3,544,216,160	209,933,371

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

7 Equity (continued)

(b) Other reserves

The following table shows a breakdown of the statement of financial position line item ‘other reserves and the movements in these reserves during the year and period, respectively. A description of the nature and purpose of each reserve is provided below the table.

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

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

(continued)

7 Equity (continued)

(b) Other reserves (continued)

		Shares to be issued	Share-based payments	Equity settled payments	Foreign currency translation	Total other reserves
	Notes	$	$	$	$	$
At 1 July 2025		-	13,197,222	-	(80,303)	13,116,919
Currency translation differences		-	-	-	621,440	621,440
Other comprehensive loss		-	13,197,222	-	541,137	13,738,359
Transactions with owners in their capacity as owners

Issue of options	7(b)(ii)	-	2,740,119	-	-	2,740,119
Expiration of options		-	(1,730,159)	-	-	(1,730,159)
Forfeiture of options		-	(334,164)	-	-	(334,164)
At 30 June 2026		-	13,873,018	-	541,137	14,414,155

(i) Nature and purpose of other reserves

Shares to be issued

Share coded as shares to be issued were issued on 1 July 2024 as part of the capital raise announced in June 2024.

Share-based payments

The share-based payment reserve records items recognized as expenses on valuation of share options issued to key management personnel, other employees and eligible contractors.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

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

(ii) Movements in options:

Details	Number of options	Total $
Balance at 30 June 2023	151,710,315	10,642,295
Issue of unlisted options	16,455,224	763,778
Issue of ESOP unlisted options	18,795,456	742,379
Expense for share-based payments for options previously issued	-	1,866,107

Balance at 30 June 2024	186,960,995	14,014,559
Issue of unlisted options	968,815,574	29,985
Issue of ESOP unlisted options	164,472,155	1,396,110
Forfeiture of options	(4,351,176)	(221,170)
Expiration of options	(163,605,052)	(2,797,451)
Expense for share-based payments for options previously issued	-	775,189
Balance at 30 June 2025	1,152,292,496	13,197,222
Issue of unlisted options	214,480,666	1,939,747
Issue of listed options	1,179,266,658	-
Expiration of options	(6,605,604)	(1,730,159)
Forfeiture of options	(37,224,710)	(334,164)
Expense for share-based payments for options previously issued	-	800,372
Balance at 30 June 2026	2,502,209,506	13,873,018

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

7 Equity (continued)

(c) Other equity

	30 June	30 June	30 June
	2026 $	2025 $	2024 $
Contingent issue of equity	-	849,544	849,544
	-	849,544	849,544

Contingent issue of equity includes amounts related to the value of consideration shares to be issued to the Pharma15 shareholders once certain milestones are met as per their agreement. Due to the impairment of the Pharma15 asset, the contingent consideration was reversed out at 30 June 2026. For more information, please refer to note 13(g).

8 Cash flow information

(a) Reconciliation of profit after income tax to net cash inflow from operating activities

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Loss for the year	(56,950,494)	(38,342,457)	(47,949,119)
Adjustments for
Depreciation and amortization	2,706,033	2,595,637	3,126,286
Contingent consideration	(1,671,289)	4,069,680	8,860,358
Finance costs	112,396	(285)	109,207
Finance income	(637,144)	(888,196)	-
Leave provision	270,995	46,640	111,196
Share-based payments	2,405,955	1,895,348	2,640,178
Disposal of intellectual property	212,769	-	1,687,791
Impairment	5,266,823	-	1,478,892
Net foreign currency (gains)/losses	655,393	(138,141)	(94,964)
Change in operating assets and liabilities:
Movement in trade receivables	(7,047,369)	(9,412,647)	3,480,495
Movement in other current assets	(3,101)	2,948,714	73,871
Movement in trade payables	1,896,195	514,645	3,499,874
Net cash outflow from operating activities	(52,782,838)	(36,645,477)	(22,975,935)

(b) Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

●	options issued for no cash consideration - note 16.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

(a) Judgements

(i) Impairment

The group’s intangible assets are assessed for impairment at each reporting period.

Management has considered the following potential indicators:

●	The market capitalization of Radiopharm Theranostics Limited on the Australian Securities Exchange on the impairment testing date of 30 June 2026 in excess of the net book value of assets;

●	The scientific results and progress of the trials;

●	Comparisons with companies in a similar field of development and similar stage; and

●	Changes in growth of the biotech sector.

Management has identified an indicator of impairment in the year ended 30 June 2026 and has completed further testing as detailed in note 6(b)(viii). As at 30 June 2026 an indicator of impairment were identified and the Pharma15 asset was impaired. In addition, the NeoIndicate asset was handed back to the university during the year and the carrying amount of the asset was also fully impaired.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

9 Material estimates and judgements (continued)

(a) Judgements (continued)

(ii) Joint venture

As set out in note 12(b), Radiopharm established a joint venture in the year ended 30 June 2023, Radiopharm Ventures LLC, with MD Anderson. Radiopharm has increased ownership of the joint venture from 75% at 30 June 2025 to 87.5% at 30 June 2026. Under the agreement, based on the structure and substance of the agreement, management have assessed there to be ‘control’ by Radiopharm in the joint venture, based on the governance structure of the joint venture, the split of voting rights, and the assessment of the rights (substantive or protective) held by Radiopharm and MD Anderson.

On the basis that management have assessed there to be control, the joint venture has been consolidated in these financial statements.

Based on the structure and substance of the Joint Venture, management has assessed Radiopharm to have control at the year ended 30 June 2026.

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

R&D income is determined using eligibility criteria and percentages of eligibility estimated by management. These estimated eligibility percentages determine the base for which the R&D tax rebate is calculation and therefore is subject to a degree of uncertainty.

(ii) Useful life of intangible assets

Management have assessed that “ready for use” for the group is not the commercialization of an intangible asset but rather the goal to develop intangible assets to a point that a trade sale of a license is more likely. They have concluded that all intangible assets, excluding Pharma 15, are “ready for use” and have applied judgement over the period which each asset is expected to be available for use by the entity.

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

The useful life is determined using the expiry date of the last patent to expire. These dates determine the life of the IP and therefore is subject to a degree of uncertainty.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

●

Risk-free rate is obtained by referencing the Capital Market Yields for Government Bonds supplied by the RBA.

The rate is selected by determining what the rate is at the date the options are granted to the holder.

Additionally, there are different rates supplied by the RBA each day dependent on the terms of the bond (2, 3, 5, 10 years). The term of the option will determine which rate is used (i.e. a 5-year term will use the 5-year bond rate). If an options term is between two terms, for example 4 years, the rate that is used is that of the lower term i.e. the 3-year bond rate.

These inputs determine the value of each share-based payment and therefore it is subject to a degree of uncertainty.

(iv) Contingent consideration

The amortized cost of the group’s contingent consideration relating to the acquisition of licenses is estimated using a present value technique which discounts the management’s estimate of the probability that the milestone will be achieved and when it is expected to be achieved. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters.

At the end of the reporting year, the group has applied judgement to multiple milestones detailed in note 13. Refer to Note 5(e) where the interest rate has been disclosed.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

9 Material estimates and judgements (continued)

(b) Estimates (continued)

The probability of achieving each milestone is a significant input in determining the amortized cost of the consideration and therefore is subject to uncertainty.

The amortized cost of contingent consideration is sensitive to changes in the probability of clinical trial success and the timeframe for completion of those clinical trials. These sensitivities are interdependent. A 1% change in the probability of clinical trial success or a 1-year reduction in the timeframe for completion of clinical trials would have a material impact on the carrying value of contingent consideration.

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

Radiopharm will also receive up to US$2 million as one-off milestone payments upon achieving key clinical development objectives. Each payment will be made after each milestone is completed. At 30 June 2026 no milestones had been met.

Under the Lantheus contract, the Group has promised to deliver and manage the clinical development program. This has been assessed as a single performance obligation as it is a significant service of integrating the interrelated clinical trial activities into one combined output.

The Group incurs internal and external costs, which are recouped over time, once certain criteria are met. These costs and recoupments are forecast at reporting date, over the expected development period of 3 years, to determine the expected percentage of completion at different stages of the overall contract. Management apply judgement in the use of assumptions in the forecast, including the probability of the costs being determined with reasonable accuracy, their timing, and their eligibility to be recouped, to develop a pattern of expected percentage completion at each stage of the project. In doing so, management make judgments on the likelihood of overall project success, including meeting strict criteria for progress payments and for milestone payments. Future revenue is only included in the model to the extent it is highly probable. The probability assigned to each milestone determines the value of the consideration and therefore is subject to a degree of uncertainty, and at this time those amounts are considered not sufficiently probable to recognize. The discount rate used at 30 June 2026 was 10.27%.

The Company is acting as a principal in the arrangement as it has control of the services provided before they are transferred to the Customer and is the primary contracting party for any third-party contractors appointed. This includes contracting third parties under the scope of the work orders and utilizing their employee’s skillset’s to complete the project. There are no fixed fees payable under the arrangement. Accordingly, the Company will recognize revenue from the arrangement on a gross basis.

The group has determined that certain variable consideration is constrained and has not been considered in the transaction price for revenue recognition. This was assessed based on management’s estimate of the probability of the milestone’s achievement. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters. These amounts will be reassessed in future periods.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

At 30 June 2026, the Group recognized A$2,767,888 as revenue, A$2,504,499 as cost of sales and A$806,410 as deferred revenue. Please refer to note 20 for additional details on the accounting policy.

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

Exposure

The group’s exposure to foreign currency risk at the end of the reporting year and period, respectively, expressed in Australian dollar, was as follows:

	30 June 2026			30 June 2025
	USD $	EUR $	GBP $	USD $	EUR $	GBP $
Cash and cash equivalents	89,600	-	-	2,994,099	-	-
Trade receivables	1,211,798	-	-	-	-	-
Trade payables	4,300,500	277,820	35,315	5,482,682	57,897	231,930
Total exposure	5,601,898	277,820	35,315	8,476,781	57,897	231,930

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the USD. The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 3.6% (2025: 4.6%)

●	EUR: 6.2% (2025: 5.3%)

●	GBP: 6.0% (2025: 4.8%)

	Impact on post-tax loss		Impact on other components of equity
	2026 $	2025 $	2026 $	2025 $
USD/AUD exchange rate - change by 3.6% (2025: 4.6%)*	201,668	389,932	111,193	234,216
EUR/AUD exchange rate - change by 6.2% (2025: 5.3%)*	17,225	3,073	17,225	8,385
GBP/AUD exchange rate - change by 6.0% (2025: 4.8%)*	2,119	11,133	2,119	8,232

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2026 than 2025 because of the decreased amount of USD denominated cash and cash equivalents. The group’s exposure to other foreign exchange movements is not material.

(ii) Cash flow and fair value interest rate risk

The group’s main interest rate risk arises from cash and cash equivalents held, which expose the group to cash flow interest rate risk. During 2026 and 2025, the group’s cash and cash equivalents at variable rates were denominated in Australian dollars.

The group’s exposure to interest rate risk at the end of the reporting year and period, respectively, expressed in Australian dollars, was as follows:

	30 June 2026 $	30 June 2025 $
Financial instruments with cash flow risk
Cash and cash equivalents	4,138,074	29,116,835
	4,138,074	29,116,835

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

10 Financial risk management (continued)

(a) Market risk (continued)

(ii) Cash flow and fair value interest rate risk (continued)

Sensitivity

The group’s exposure to interest rate risk at the end of the reporting year and period, respectively, expressed in Australian dollars, was as follows:

	Impact on post-tax loss		Impact on other components of equity
	2026 $	2025 $	2026 $	2025 $
Interest rates - change by 743 basis points (2025: 609 basis points)*	307,459	1,772,766	1,070,972	869,322

*	Holding all other variables constant

The use of 7.43 percent (2025: 6.09 percent) was determined based on analysis of the Reserve Bank of Australia cash rate change, on an absolute value basis, at 30 June 2026 and the previous four balance dates. The average cash rate at these balance dates was 3.37 percent (2025: 2.62 percent). The average change to the cash rate between balance dates was 220.74 percent (2025: 232.74 percent). By multiplying these two values, the interest rate risk was derived.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

There has been an increase in the group’s exposure to credit risk in 2026 due to decreased in cash and cash equivalents. The group’s exposure to other classes of financial assets with credit risk is not material.

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

30 June 2026

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

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount liabilities
At 30 June 2026	$	$	$	$	$	$	$
Trade payables	10,531,800	-	-	-	-	10,531,800	10,531,800
Other financial liabilities	101,937	6,758,913	4,871,952	8,896,778	5,144,199	25,773,779	25,773,779
Total non-derivatives	10,633,737	6,758,913	4,871,952	8,896,778	5,144,199	36,305,579	36,305,579

At 30 June 2025

Trade payables	9,340,993	-	-	-	-	9,340,993	9,340,993
Other financial liabilities	1,363,259	2,058,078	8,039,178	11,585,395	9,052,414	32,098,324	32,098,324
Total	10,704,252	2,058,078	8,039,178	11,585,395	9,052,414	41,439,317	41,439,317

There is a portion of other financial liabilities that is payable in shares. Refer to note 5(d) for further information.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

(b) Dividends

No dividends were declared or paid to members for the year ended 30 June 2026 (30 June 2025: nil). The group’s franking account balance was nil at 30 June 2026 (30 June 2025: nil).

12 Interests in other entities

(a) Subsidiaries

The group’s subsidiaries at 30 June 2026 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

	Place of business/	Ownership interest held by the group		Ownership interest held by non-controlling interests
Name of entity	country of incorporation	2026%	2025%	2026%	2025%
Radiopharm Theranostics (USA) Inc	United States	100	100	-	-
Radiopharm Ventures LLC	United States	87.5	75	12.5	25
Pharma15 Corporation	United States	100	100	-	-

On 9 July 2022, Radiopharm Theranostics (USA) Inc. and The University of Texas MD Anderson Cancer Center formed Radiopharm Ventures, LLC, a joint venture to develop novel radiopharmaceutical therapeutic products for cancer. The joint venture will focus initially on developing products based on MD Anderson intellectual property.

Radiopharm Ventures, LLC is a limited liability company jointly owned by Radiopharm Theranostics (USA) Inc. (a wholly owned subsidiary of Radiopharm) (87.5%) and MD Anderson (12.5%). Radiopharm increased their ownership in October 2025 by committing an additional US$4m to the venture. The University of Texas MD Anderson Cancer Center has granted a license to Radiopharm Ventures for certain patent and technology rights for development and commercialization effective from 11 September 2022. The license may continue until the later of twenty years from the effective date or the end of the life of the licensed patents. The license may be terminated at any time by mutual written agreement. The agreement between Radiopharm Ventures and MD Anderson includes royalty and milestone payment obligations that arise from the development and/or commercialization of licensed products. The costs will be shared by Radiopharm Theranostics (USA) Inc and MD Anderson, and both parties will share ownership of the resultant intellectual property. At 30 June 2026, Radiopharm held control of the joint venture.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

12 Interests in other entities (continued)

(b) Non-controlling interests

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-group eliminations.

Comparatives are not disclosed below as Radiopharm Ventures, LLC was established in the 2023 financial year.

	Radiopharm Ventures, LLC
Summarized statement of financial position	30 June 2026 $	30 June 2025 $
Current assets	-	-
Current liabilities	-	-
Current net assets	-	-

Non-current assets	1,107,185	1,229,761
Non-current net assets	1,107,185	1,229,761
	-
Net assets	261,074	1,152,892
	-
Accumulated non-controlling interests	(2,363,526)	(1,920,100)

	Radiopharm Ventures, LLC
Summarized statement of comprehensive loss	30 June 2026 $	30 June 2025 $
Loss for the year	(11,227,807)	(6,110,449)
Total comprehensive loss	(11,227,807)	(6,110,449)
	-
Loss allocated to non-controlling interests	(1,801,344)	(1,639.368)

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

Management has determined the amortised cost of contingent consideration by assessing the probability of each milestone being achieved and timing of achievement. Management’s assessment of the probability is based on their experience and considering industry information on clinical trial success rates and related parameters.

The amortized cost is measured as set out in note 9(b)(iv). The timeframe for measurement varies depending on the milestone and is aligned with industry information on the length of time taken to conduct oncological clinical trials.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

As at 30 June 2026 none of the above milestone have been achieved or paid (30 June 2025: none).

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

As at 30 June 2026 milestone 1 had been achieved and paid (30 June 2025: none).

●	Royalties on net sales

The group is obliged to pay Diaprost AB royalties on sublicensing based on industry standard royalty rates.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

As at 30 June 2026, milestone 3 for the first patient dosed in the first Phase 1 therapeutic clinical trial had been achieved and paid (30 June 2025: milestone 3). The group is also in the process of amending the agreement to have TROP2 removed from the milestone achievement after the sale of the asset.

Additionally, the group signed an amendment with NanoMab Technology Limited that included the additional milestones.

Milestones	Requirements	Payment to Nanomab
1.1	IND submission to the U.S. FDA or the EMA or the NMPA for PDL-1 Therapeutic) – binding license agreement with a third-party to improve Camelid PDL-1 therapeutic index	US$	0.25m
1.2	IND submission to the U.S. FDA or the EMA or the NMPA for PDL-1 Therapeutic) - IND submission for the Camelid PDL-1 New Formulation	US$	0.25m	*
2.	First patient dosed in the first Phase 1 therapeutic clinical trial	US$	1m	*
3.	First patient dosed in the first Phase 2 therapeutic clinical trial	US$	2m	*
4.	First patient dosed in the first Phase 3 therapeutic clinical trial	US$	3m	*

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day (VWAP) prior to the announcement of the milestone on the ASX.

As at 30 June 2026 milestone 2 for first patient dosed in the first Phase 1 therapeutic clinical trial was achieved or paid (30 June 2025: milestone 2).

●	Royalties on net sales

The group is obliged to pay Nanomab royalties on net sales based on industry standard single digit royalty rates and also on sublicence revenues.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

As at 30 June 2026 none of the above milestone have been achieved or paid (30 June 2025: none).

●	Royalties on net sales

The group is obliged to pay CRT royalties on net sales based on industry standard single-digit royalty rates.

Radiopharm Theranostics Limited
Notes to the financial statements

30 June 2026

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

As at 30 June 2026 milestone 1 for the B7-H3 target had been achieved or paid (30 June 2025: none).

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

As at 30 June 2026 none of the above milestone have been achieved or paid (30 June 2025: none).

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

14 Commitments

(a) Research and development commitments

(i) Pivalate intellectual property

Under the License Agreement, a non-refundable annual license fee is payable to CRT of £9,000 (A$17,500). This is payable within 30 days of the first, second, third and forth anniversaries of the effective date. The first three annual License fees has been paid as at 30 June 2026. Within 30 days of the fifth and each subsequent anniversary of the effective date and until the calendar year in which the first commercial sale of a licensed product occurs, Radiopharm shall pay to the CRT £18,000 (A$35,000).

15 Related party transactions

(a) Key management personnel compensation

	30 June	30 June	30 June
	2026	2025	2024
	$	$	$
Short-term employee benefits	3,705,176	3,828,342	4,009,786
Post-employment benefits	124,588	119,513	126,649
Long-term benefits	-	46,367	125,865
Share-based payments	1,672,315	1,491,477	2,503,894
Total	5,502,079	5,485,699	6,766,194

Detailed remuneration disclosures are provided in the remuneration report on pages 55 to 64.

(b) Transactions with key management personnel

The following transactions occurred with key management personnel:

	30 June	30 June	30 June
	2026 $	2025 $	2024 $
Other transactions
Forfeiture payments expense to key management personnel	-	46,367	125,865
Payments to director related entities	171,176	415,909	605,390
Total	171,176	462,276	731,255

(i) Forfeiture payments expense to key management personal

The group has entered agreements to pay employees for forfeiture of long-term incentives with their former employment. At 30 June 2026 the group has recognized nil as payable for the current year in cash. The expense is cumulative and vests dependent to the employees’ agreements with Radiopharm. At 30 June 2025, the group has recognized $46,367 as payable in cash and at 30 June 2024, the group recognized $490,335 as payable in cash.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

15 Related party transactions (continued)

(b) Transactions with key management personal (continued)

(ii) Payments to director related entities

In the fiscal year of 2026, the Acclime Group invoiced Radiopharm for professional services such as financial reporting, capital management, company secretarial, accounting, bookkeeping, and payroll activities, amounting to $171,176 during the time that Mr. Hains, a Director of Acclime Australia, was a of Director of Radiopharm up to November 2025.

(c) Loans to/from related parties

During the financial year ended 30 June 2024, Radiopharm received interest free loans amounting to $2,200,000 from director related entities. The loans were all repaid prior to 30 June 2024. There were no loans in fiscal 2026 (2025: nil).

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

Set out below are summaries of all listed and unlisted options.

	2026		2025		2024
	Weighted average exercise price per share	Number of	Weighted average exercise price per share	Number of	Weighted average exercise price per share	Number of
	option	options	option	options	option	options
As at 1 July	$0.13	237,595,186	$0.31	77,473,719	$0.36	58,678,263
Granted during the year	$0.02	214,480,666	$0.05	164,772,115	$0.11	18,795,456
Forfeited during the year	0.12	(43,830,802)	$0.01	(4,650,648)	$-	-
As at 30 June	$0.08	408,245,050	$0.13	237,595,186	$0.31	77,473,719
Vested and exercisable at 30 June	$0.16	140,210,497	$0.30	68,176,817	$0.46	32,931,239

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

16 Share-based payments (continued)

(a) Employee Option Plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price	Share options 30 June 2026	Share options 30 June 2025	Share options 30 June 2024
2021-03-29	2025-11-25	0.6000	-	1,900,022	1,900,002
2021-04-05	2025-11-25	0.6000	-	1,900,002	1,900,002
2021-04-26	2025-11-25	0.6000	-	1,900,002	1,900,002
2021-06-27	2026-11-25	0.6000	2,533,336	2,533,336	2,533,336
2021-07-28	2026-11-25	0.6000	2,533,336	2,533,336	2,533,336
2021-08-02	2026-11-25	0.6000	8,666,678	8,666,678	8,666,678
2021-12-21	2025-12-21	0.6000	-	400,000	400,000
2022-03-02	2027-05-27	0.6000	740,000	740,000	740,000
2022-04-22	2027-06-01	0.6000	1,666,500	1,666,500	2,500,000
2022-07-01	2027-07-01	0.1700	12,425,675	13,137,976	13,137,976
2022-11-16	2026-12-01	0.6000	3,800,004	3,800,004	3,800,004
2022-11-16	2027-06-30	0.1700	18,366,927	18,366,927	18,366,927
2023-02-07	2028-02-01	0.1551	100,000	100,000	100,000
2023-05-18	2028-06-30	0.1980	200,000	200,000	200,000
2023-06-01	2026-05-31	0.1400	-	505,598	505,598
2023-07-01	2028-07-01	0.1120	3,658,514	3,658,514	7,176,190
2023-07-24	2028-07-24	0.1210	500,000	500,000	500,000
2023-11-16	2028-07-01	0.1100	10,113,668	10,113,668	10,113,668
2023-12-13	2028-12-13	0.0760	500,000	500,000	500,000
2024-06-01	2027-05-31	0.0320	2,300,838	2,300,838	2,300,838
2024-07-01	2029-07-01	0.0410	25,904,884	30,480,627	-
2024-08-23	2026-09-30	0.0600	24,000,000	24,000,000	-
2024-11-25	2029-06-30	0.0410	59,290,690	59,290,690	-
2024-11-25	2029-09-30	0.0600	37,333,334	48,000,000	-
2025-01-30	2028-12-13	0.0270	400,000	400,000	-
2025-07-01	2030-07-01	0.0250	86,250,000	-	-
2025-08-01	2030-08-01	0.0600	5,000,000	-	-
2025-11-20	2030-07-01	0.0250	99,294,000	-	-
2026-06-01	2031-06-01	0.0600	2,666,666	-	-
Total			408,245,050	237,594,698	79,774,557

The following options were granted outside of the OIP plan to non-employees, vesting immediately upon issue. The outstanding balance at the end of the year is detailed below:

Grant date	Expiry date	Exercise price	Share options 30 June 2026	Share options 30 June 2025	Share options 30 June 2024
2021-09-13	2024-11-25	-	-	-	13,680,012
2022-11-25	2026-11-30	0.200	79,352,040	79,352,040	79,352,040
2023-11-14	2028-07-01	0.110	7,500,000	7,500,000	7,500,000
2024-02-06	2028-04-30	0.090	8,955,224	8,955,224	8,955,224
2024-08-28	2026-08-24	0.060	818,890,534	818,890,534	-
2025-12-09	2027-10-31	0.039	1,179,266,658
Total			2,093,964,456	914,697,798	109,487,276

Weighted average remaining contractual life of options outstanding at end of year	3.02	3.12	2.98

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

The model inputs for options granted during the year ended 30 June 2026 included:

	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date ($)
01/07/2025	01/07/2030	0.025	107,520,000	0.023	93.83%	0.00%	3.43%	1,731,072
01/08/2025	01/08/2030	0.060	5,000,000	0.023	94.32%	0.00%	3.65%	80,500
20/11/2025	01/07/2030	0.025	99,294,000	0.025	98.58%	0.00%	3.76%	1,479,480
09/12/2025	31/10/2027	0.039	1,179,266,658	-	-	-	-	-
			1,391,080,658

(b) Expenses arising from share-based payment transactions

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Options issued	800,373	2,157,778	3,029,236

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

17 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a) Grant Thornton Audit Pty Ltd

(i) Audit and other assurance services

	30 June 2026 $	30 June 2025 $
Audit and review of financial statements	401,962	439,394
Services related to NASDAQ and ATM registration	97,650	139,327
Total remuneration for audit and other assurance services	499,612	578,721

18 Loss per share

(a) Reconciliations of loss used in calculating loss per share

	30 June 2026 $	30 June 2025 $	30 June 2024 $
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the group used in calculating loss per share:
From continuing operations	55,149,150	38,342,457	47,949,119

(b) Weighted average number of shares used as the denominator

	2026 Number	2025 Number	2024 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	3,073,344,067	2,081,058,451	386,460,137

On the basis of the group’s losses, the outstanding options as at 30 June 2026 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

19 Parent entity financial information

(a) Summary financial information

The individual financial statements for the parent entity shows the following aggregate amounts:

	30 June 2026 $	30 June 2025 $
Statement of financial position
Current assets	21,648,230	39,621,179
Non-current assets	65,272,919	40,000,365
Total assets	86,921,149	79,621,544
Current liabilities	16,967,577	14,091,574
Non-current liabilities	20,537,925	29,653,015
Total liabilities	37,505,502	43,744,588

Shareholders’ equity
Issued capital	209,933,371	176,558,493
Other equity	-	849,544
Reserves
Shares to be issued	-	-
Share-based payments	13,873,018	13,197,222
Equity Settled Payments	-	-
Retained earnings	(174,390,743)	(154,728,303)
	49,415,647	35,876,956
Loss for the year	(39,945,543)	(32,205,611)

Total comprehensive loss	(39,945,543)	(32,205,611)

(b) Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2026 (30 June 2025: nil).

(c) Contingent liabilities of the parent entity

The parent entity had contingent liabilities at 30 June 2026 and 30 June 2025 identical to those of the group, as outlined in note 13.

(d) Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2026 (30 June 2025 nil).

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

30 June 2026

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

(ii) Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii) Going concern

For the year ended June 30, 2026, the group incurred a total comprehensive loss of A$56,329,054 (2025: 37,878,423) and net cash outflows from operations of A$52,782,838 (2025: $36,645,477). As at June 30, 2026, the group held total cash and cash equivalents of A$4,138,074 and net assets of A$22,323,683.

The group expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest in resources in research and development activities for their clinical pipeline. These conditions mean that there is a material uncertainty on the group’s ability to continue as a going concern.

The group’s ongoing viability and ability to continue as a going concern depends on its capacity to meet debts and commitments as they fall due. Based on current budget forecast assumptions, the group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months. In addition, the group has the ability to employ cash management strategies such as delaying or reducing some operating activities and will be required to raise further capital subject to maintaining an active listing on the NASDAQ exchange as well as compliance with the group’s obligations under ASX Listing Rule 7.1. The group’s track record of successful capital raises provides confidence in their ability to secure funding if required.

The directors believe that the group can raise capital as required based on the success of previous capital raises and the continued development of the group’s projects.

On July 24, 2026, the group announced a A$12.5 million institutional offer and launched a A$6 million Share Purchase Plan. The institutional offer comprises of to-tranche placement of approximately 448,839,531 new fully paid ordinary shares at A$0.015 per New Share to a Australian institutional and sophisticated investors; and 384,493,800 underlying ordinary shares at US$3.16 per ADS to a US Direct Registration Offering. The Share Purchase Plan offer closed on September 10, 2026 and A$3 million was raised during the process.

Based on the above, the directors are satisfied that the group is able to meet their commitments over the next 12 months, and for that reason the financial statements have been prepared on the basis that the group is a going concern.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

(continued)

20 Summary of material accounting policies (continued)

(a) Basis of preparation (continued)

(iii) Going concern (continued)

Should the group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The group will also be required to significantly reduce its operating activities and manage its costs. The financial statements do not include any adjustments relation to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessarily incurred should the group not continue as a going concern.

(iv) New standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the group’s financial statements are disclosed below. The group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	AASB 18 Presentation and Disclosure in Financial Statements

In June 2024, the AASB issued AASB 18, which replaces AASB 101 Presentation of Financial Statements. AASB 18 introduces new requirements for presentation within the statement of comprehensive income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of comprehensive income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to AASB 107 Statement of Cash Flows, which include changing the starting point from determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flow from dividends and interest. In addition, there are consequential amendments to several other standards. AASB 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027.

(v) Listing Rule 4.10.19

In accordance with LR 4.10.19, the company has used the cash and assets in a form readily convertible to cash that it had at the time of admission to the Official listing of ASX Limited on 23 November 2021, in a way that is consistent with its business objectives, during the period from admission to 30 June 2026.

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

30 June 2026

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

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of the group are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The financial statements are presented in the Australian dollar ($), which is Radiopharm Theranostics Limited’s functional and presentation currency. The subsidiaries of Radiopharm Theranostics Limited; Radiopharm Theranostics (USA) Inc and Radiopharm Ventures LLC both use USD as their functional currency. Upon consolidation, these USD amounts are converted to AUD for use in this report.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

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

30 June 2026

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

30 June 2026

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

(i) Classification and measurement of financial liabilities

Financial liabilities are initially measured at fair value and where applicable adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method unless the group has designated a financial liability at fair value through profit or loss with subsequent gains or losses recognised in profit or loss”

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Radiopharm Theranostics Limited

Notes to the financial statements

30 June 2026

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

30 June 2026

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

21 Events occurring after the reporting year

On July 24, 2026, the Company announced an A$12.5 million institutional offer and launched A$6 million Share Purchase Plan. The institutional offer comprises of two-tranche placement of approximately 448,839,531 new fully paid ordinary shares at A$0.015 per New Share to an Australian international institutional and sophisticated investors; and 384,493,800 underlying ordinary shares at US$3.16 per ADS to a US Direct Registration Offering. The Share Purchase Plan offer closed on 10 September 2026 and a further A$3m was raised.

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code RAD on the Australian Stock Exchange website: www.asx.com.au.

Consolidated Entity Disclosure Statement:

Name of entity	Type of entity	Trustee, partner, or participant in joint venture	% of share capital held	Country of incorporation	Australian resident or foreign resident (for tax purpose)	Foreign tax jurisdiction(s) of foreign residents
Radiopharm Theranostics Limited	Body corporate	n/a	n/a	Australia	Australian	n/a
Radiopharm Theranostics (USA) Inc	Body corporate	n/a	100	United States	Foreign	United States
Radiopharm Ventures LLC	Body corporate	n/a	87.5	United States	Foreign	United States
Pharma15 Corporation	Body corporate	n/a	100	United States	Foreign	United States

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

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and Notes set out on pages F-1 to F-53 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2026 and of its performance for the fiscal year ended on that date, and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)	the consolidated entity disclosure statement is true and correct at 30 June 2026.

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

/s/ Mr Paul Hopper
Executive Chairman

Sydney, September 30, 2026

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit	Description

1.1	Constitution of Radiopharm Theranostics Limited (incorporated by reference to Exhibit 1.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

2.1	Form of Deposit Agreement between Radiopharm Theranostics Limited and Deutsche Bank Trust Company Americas as Depositary (incorporated by reference to Exhibit 2.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

2.2	Form of Amendment to Deposit Agreement between Radiopharm Theranostics Limited and Deutsche Bank Trust Company Americas as Depositary (incorporated by reference to Exhibit 2.2 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Description American Depositary Shares (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F filed with the SEC on September 18, 2025)

4.1	Omnibus Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.2	Service Agreement, dated August 1, 2021, between Radiopharm Theranostics (USA) Inc and Riccardo Canevari (incorporated by reference to Exhibit 4.2 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.3	Service Agreement, dated July 28, 2021, between Radiopharm Theranostics (USA) Inc and Thom Tulip (incorporated by reference to Exhibit 4.3 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.4	Form of Deed of Indemnity with Directors (incorporated by reference to Exhibit 4.4 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.5#	Exclusive License Agreement, dated July 9, 2021, between Radiopharm Theranostics Limited and NanoMab Technology Limited (incorporated by reference to Exhibit 4.5 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.6	License Amendment, dated August 1, 2021, Agreement between NanoMab Technology Limited and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.6 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.7	Agreement for the Assignment of Intellectual Property, dated January 20, 2022, between NanoMab Technology Limited, NanoMab (UK) Limited and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.7 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.8#	Exclusive License Agreement, dated July 13, 2021, between TRIMT GmbH and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.8 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.9#	License Agreement, dated September 5, 2021, between Diaprost AB, Fredax AB and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.9 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.10#	Exclusive License Agreement, dated October 1, 2021, between Cancer Research Technology Limited and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.10 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.11#	Sublicence Agreement, dated June 7, 2022, between NeoIndicate LLC and Radiopharm Theranostics Limited (incorporated by reference to Exhibit 4.11 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.12	Agreement, dated February 11, 2021, between Radiopharm Theranostics Limited and Kilinwata Investments Pty Ltd (incorporated by reference to Exhibit 4.12 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.13	Agreement, dated February 11, 2021, between Radiopharm Theranostics Limited and CFO Solution HQ Pty Ltd (incorporated by reference to Exhibit 4.13 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.14	Stock Purchase Agreement, dated March 2, 2023, between Radiopharm Theranostics (USA) Inc., Radiopharm Theranostics Limited, Pharma15 Corporation and the Selling Stockholders (incorporated by reference to Exhibit 4.14 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.15#	Technology Commercialization Agreement, dated September 9, 2022, between Radiopharm Ventures, LLC, and The Board of Regents of The University of Texas System and The University of Texas M. D. Anderson Cancer Center (incorporated by reference to Exhibit 4.15 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.16#	Amendment to the Technology Commercialization Agreement, dated June 20, 2023, between Radiopharm Ventures, LLC, and The Board of Regents of The University of Texas System and The University of Texas M. D. Anderson Cancer Center (incorporated by reference to Exhibit 4.16 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.17#	Limited Liability Company Agreement, dated September 9, 2022, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 4.17 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.18	Share Subscription Agreement, dated June 2024, between Radiopharm Theranostics Limited and Lantheus Omega, LLC (incorporated by reference to Exhibit 4.18 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.19	Purchase and Development Agreement, dated May 23, 2024, between Radiopharm Theranostics Limited and Radiopharm Theranostics (USA), Inc, and Lantheus Holdings Inc. (incorporated by reference to Exhibit 4.19 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.20	Subscription agreement, dated June 22, 2024, with institutional and professional investors between Radiopharm Theranostics Limited and institutional and professional investors (incorporated by reference to Exhibit 4.20 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.21	Service Agreement, dated August 20, 2024, between Radiopharm Theranostics (USA) Inc and Dimitris Voliotis (incorporated by reference to Exhibit 4.21 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.22#	First Amendment to Limited Liability Company Agreement, dated October 31, 2022, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 4.22 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.23#	Second Amendment to Limited Liability Company Agreement, dated August 15, 2024, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 4.23 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.24#	Second Amendment to the Technology Commercialization Agreement, dated August 16, 2024, between Radiopharm Ventures, LLC, and The Board of Regents of The University of Texas System and The University of Texas M. D. Anderson Cancer Center (incorporated by reference to Exhibit 4.24 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

4.25#*

Third Amendment to Limited Liability Company Agreement, dated October 15, 2025, of Radiopharm Ventures, LLC, between Radiopharm Theranostics (USA) Inc., and The University of Texas M.D. Anderson Cancer Center

4.26	Sales Agreement, dated December 16, 2025, between Radiopharm Theranostics Limited and Leerink Partners LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (File No. 333-292178) filed with the SEC on December 16, 2025)

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Post-Effective Amendment to the Registration Statement on Form 20-F (File No. 001-41621) filed with the SEC on November 12, 2024)

11.1	Securities Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F (File No. 001-41621) filed with the SEC on September 18, 2025)

12.1*	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Auditor’s Independence Declaration

23.3*	Independent Auditor’s Report

97.1	Policy on Recovery of Erroneously Awarded Incentive Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-41621) filed with the SEC on September 18, 2025)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

#	Certain confidential information in this exhibit was omitted by means of marking such information with brackets (“[***]”) because the identified confidential information is not material and is the type that the registrant treats as private or confidential.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Radiopharm Theranostics Limited

	By:	/s/ Riccardo Canevari
	Name:	Riccardo Canevari
	Title:	Chief Executive Officer and Managing Director

Date: September 30, 2026

CORPORATE GOVERNANCE

Radiopharm Theranostics Limited and its Board of Directors are committed to implementing and achieving an effective corporate governance framework. Our Corporate Governance Statement can be found on our website at www.radiopharmtheranostics.com.

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 15 September 2026.

A. Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

			Class of equity security
	Number of holders		Number of holders
	(shares)	Shares	(options)	Options

1 to 1,000	48	6,622	18	9,790
1,001 to 5,000	184	551,327	64	235,915
5,001 to 10,000	169	1,334,074	34	264,405
10,001 to 100,000	1,258	54,722,504	152	7,718,085
100,001 and over	988	4,280,934,964	223	1,675,090,777

	2,647	4,337,549,491	496	1,683,318,972

Holding less than a marketable parcel	268

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

		Ordinary shares
	Number held	Percentage of issued shares

BNP PARIBAS NOMINEES PTY LTD	1,487,980,800	34.30
LANTHEUS OMEGA LLC WHOLLY OWNED SUBSIDIARY OF LANTHEUS HOLDINGS INC	537,958,513	12.40
HSBC CUSTODY NOMINEES	203,065,059	4.68
UBS NOMINEES PTY LTD	153,352,695	3.54
BNP PARIBAS NOMS PTY LTD	138,052,666	3.18
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	124,195,099	2.86
ADMAN LANES PTY LTD	121,097,581	2.79
MORGAN STANLEY AUSTRALIA SECURITIES (NOMINEE) PTY LIMITED	116,947,117	2.70
CITICORP NOMINEES PTY LIMITED	100,285,151	2.31
NM INVESTMENT LIMITED	94,858,929	2.19
KILINWATA INVESTMENTS PTY LTD	93,571,428	2.16
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	68,861,998	1.59
DULYNE PTY LTD	52,500,000	1.21
Paul Hopper	52,400,000	1.21
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	30,200,971	0.70
PALM BEACH NOMINEES PTY LIMITED	29,296,829	0.68
MR HENG CHEN	24,919,395	0.57
SCARLETT HOPPER	23,857,142	0.55
BNP PARIBAS NOMINEES PTY LTD	20,099,840	0.46
SHARED OFFICE SERVICES PTY LTD	15,839,358	0.37

	3,489,340,571	80.45

Unquoted equity securities

	Number on issue	Number of holders

Options over ordinary shares issued	424,700,274	33

The following holders have unquoted options each representing more than 20% of these securities:

●	Riccardo Canevari – 182,186,947 (42.89%)

C. Substantial holders

Substantial holders in the group are set out below:

	Ordinary shares
		% of total
	Number	shares
	held	issued

Lantheus	537,958,513	15.18

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

F. Director Nomination

The Company will hold its Annual General Meeting of shareholders on Wednesday, 25 November 2026. The Company also advises that in accordance with ASX Listing Rule 3.13.1 and the Company’s constitution the Closing Date for receipt of nominations for the position of Director is Wednesday, 7 October 2026. Any nominations must be received in writing no later than 5.00pm (Melbourne time) on this date at the Company’s Registered Office.

The Company notes that the deadline for the nominations for the position of Director is separate to voting on Director elections. Details of the Director’s to be elected will be provided in the Company’s Notice of Annual General Meeting in due course

CORPORATE DIRECTORY

Directors	Mr Paul Hopper

Executive Chairman

Mr Riccardo Canevari
CEO and Managing Director

Mr Ian Turner
Non-Executive Director

Ms Hester Larkin
Non-Executive Director

Mr Noel Donnelly
Non-Executive Director

Mr Bruce Goodwin Non-Executive Director

Secretary	Ms Amritha Sushil

Mr Nathan Jong

Principal registered office in Australia	Level 3, 62 Lygon Street Carlton VIC 3053 Australia

Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share and debenture register	Automic Pty Ltd

Level 5, 126 Phillip Street
Sydney NSW 2000
+61 (0)2 9698 5414

Auditor	Grant Thornton Audit Pty Ltd

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